

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, April 28, 2005

Securities and Exchange Commission
Office of International Corporate Financ
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the transmission dated October 5, 2004, directed to the **Superintendencia de Valores** related to the modification of assets in investors like result of the act subscription of conciliation in the Chamber of Commerce of Bogota.

2. Spanish and English version of the remissory letter dated November 09, 2004 addressed to the **Superintendencia de Valores**, to inform about the transaction by 60.919 shares of the Corporacion, in favor of Juan Carlos Jaramillo Naranjo.

3. Spanish and English version of the remissory letter dated November 23, 2004 addressed to the **Superintendencia de Valores**, to inform about the transaction by 16.964 shares of the Corporacion, in favor of Bavaria S.A..

4. Spanish and English version of the remissory letter dated January 26, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main Non - Voting Preferred Stock Holders and Common Stock Holders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co



CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

5. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

6. Spanish and English version of the letter dated February 15, 2005, addressded to the **Superintendencia de Valores and Bolsa de Valores de Colombia**, to inform them about the General Asembly Meeting of Non-Voting Preferred Stock Holders, to be held on March 10, 2005, and announcing the General Assembly Meeting of Common Stockholders to be held on March 11, 2005, as well as the announcements in El Pais and La República newspapers on February 15, 2005.

7. Press release in newspaper **La República** and **El País** dated February 15, 2005 announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on March 10, 2005, and announcing the General Assembly Meeting of Common Stockholders to be hel on March 11, 2005.

8. Spanish and English version of the letters dated February 15, 2005 to Fiducolombia Sociedad Fiduciaria S.A., announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders.

9. Spanish and English version of the letters dated February 15, 2005 to The Bank of New York Company, INC, announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders.

10. Spanish and English version of the remissory letter dated February 18, 2005 addressed to the **Superintendencia de Valores**, to inform about the transaction by 580 shares of the Corporacion, in favor of Mauricio Abadia Aristizabal.

11. Press release in newspaper **La Voix Du Luxembourg** dated February 24, 2005 announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on March 10, 2005, and announcing the General Assembly Meeting of Common Stockholders to be hel on March 11, 2005.

12. Spanish and English version of the remissory letter dated March 29, 2005, addressed to the **Superintendencia de Valores**, enclosing Form for **Inscripción y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas** as of March 31, 2005.

13. Copy of the above mentioned Form dated March 31, 2005.

14. Spanish and English version of the communication directed to the **Superintenencia de Valores** informing that the Superintendencia of Banks of Panama granted License the International to the Bank Corfivalle (Panama) S.A..

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

FILE No. 823437



CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

15. Spanish and English version of the remissory letter dated April 04, 2005 addressed to the **Superintendencia de Valores**, to inform about the transaction by 580 shares of the Corporacion, in favor of Andrés Eduardo Zúñiga Echavarría.

16 Spanish and English version of the remissory letter dated April 04, 2005, addressed to the **Superintendencia de Valores** to inform about the approval on the part of the Board of Directors of advancing studies with the purpose of evaluating the viability of an integration between Corporacio'n Financiera Colombiana S.A. and the Corporación Financiera del Valle S.A..

17 Spanish and English version of the letter dated April 04, 2005, addressed to the **Superintendencia de Valores**, remitting a copy of the Acts Nos. **012 and 059** corresponding to the General Assembly Meeting of Non-Voting Preferred Stock Holders and General Ordinary Assembly Meeting of Common Stockholders of the Corporación.

18. Spanish and English version of the **Acts Nos. 012 and 059** of the General Assembly Meeting of Non-Voting Preferred Stock Holders and General Ordinary Assembly Meeting of Common Stockholders of the Corporation.

19. Copy of Company's 2004 Annual Report, audited by the firm Deloitte Colombia Ltda..

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



Harold Abadía Campo
Vicepresident

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

RECEIVED
2005 MAY -5 A 9:2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Cali, April 28, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the transmission dated October 5, 2004, directed to the **Superintendencia de Valores** related to the modification of assets in investors like result of the act subscription of conciliation in the Chamber of Commerce of Bogota.

2. Spanish and English version of the remissory letter dated November 09, 2004 addressed to the **Superintendencia de Valores**, to inform about the transaction by 60.919 shares of the Corporacion, in favor of Juan Carlos Jaramillo Naranjo.

3. Spanish and English version of the remissory letter dated November 23, 2004 addressed to the **Superintendencia de Valores**, to inform about the transaction by 16.964 shares of the Corporacion, in favor of Bavaria S.A..

4. Spanish and English version of the remissory letter dated January 26, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main Non - Voting Preferred Stock Holders and Common Stock Holders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

5. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

6. Spanish and English version of the letter dated February 15, 2005, addressded to the **Superintendencia de Valores and Bolsa de Valores de Colombia**, to inform them about the General Asembly Meeting of Non-Voting Preferred Stock Holders, to be held on March 10, 2005, and announcing the General Assembly Meeting of Common Stockholders to be held on March 11, 2005, as well as the announcements in El Pais and La República newspapers on February 15, 2005.

7. Press release in newspaper **La República** and **El País** dated February 15, 2005 announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on March 10, 2005, and announcing the General Assembly Meeting of Common Stockholders to be hel on March 11, 2005.

8. Spanish and English version of the letters dated February 15, 2005 to Fiducolombia Sociedad Fiduciaria S.A., announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders.

9. Spanish and English version of the letters dated February 15, 2005 to The Bank of New York Company, INC, announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders.

10. Spanish and English version of the remissory letter dated February 18, 2005 addressed to the **Superintendencia de Valores**, to inform about the transaction by 580 shares of the Corporacion, in favor of Mauricio Abadia Aristizabal.

11. Press release in newspaper **La Voix Du Luxembourg** dated February 24, 2005 announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on March 10, 2005, and announcing the General Assembly Meeting of Common Stockholders to be hel on March 11, 2005.

12. Spanish and English version of the remissory letter dated March 29, 2005, addressed to the **Superintendencia de Valores**, enclosing Form for **Inscripción y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas** as of March 31, 2005.

13. Copy of the above mentioned Form dated March 31, 2005.

14. Spanish and English version of the communication directed to the **Superintenencia de Valores** informing that the Superintendencia of Banks of Panama granted License the International to the Bank Corfivalle (Panama) S.A..

15. Spanish and English version of the remissory letter dated April 04, 2005 addressed to the **Superintendencia de Valores**, to inform about the transaction by 580 shares of the Corporacion, in favor of Andrés Eduardo Zúñiga Echavarría.

16 Spanish and English version of the remissory letter dated April 04, 2005, addressed to the **Superintendencia de Valores** to inform about the approval on the part of the Board of Directors of advancing studies with the purpose of evaluating the viability of an integration between Corporacio'n Financiera Colombiana S.A. and the Corporación Financiera del Valle S.A..

17 Spanish and English version of the letter dated April 04, 2005, addressed to the **Superintendencia de Valores**, remitting a copy of the Acts Nos. **012 and 059** corresponding to the General Assembly Meeting of Non-Voting Preferred Stock Holders and General Ordinary Assembly Meeting of Common Stockholders of the Corporación.

18. Spanish and English version of the **Acts Nos. 012 and 059** of the General Assembly Meeting of Non-Voting Preferred Stock Holders and General Ordinary Assembly Meeting of Common Stockholders of the Corporation.

19. Copy of Company's 2004 Annual Report, audited by the firm Deloitte Colombia Ltda..

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



Harold Abadía Campo
Vicepresident

RIDER 1

Spanish and English version of the transmission dated October 5, 2004, directed to the **Superintendencia de Valores** related to the modification of assets in investors like result of the act subscription of conciliation in the Chamber of Commerce of Bogota.

Conciliation Minute subscribed on October 5 before the Arbitration and Conciliation Center of the Chamber of Comerce of Bogota, states that with the previous completion of certain legal procedures, Corporación Financiera del Valle S.A. through its investors, shall hold 3.81% of Empresa de Energía de Bogotá equity and 100% of the Power Substations owned by Central Hidroeléctrica Betania S.A. E.S.P. as fixed asset. In turn, investor companies, shall no longer hold shares in Central Hidroeléctrica Betania S.A. E.S.P.

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

Inforɾación eventual

Nombre de entidad **CORPORACION FINANCIERA DEL VALLE S.A.**

Tema * Modificación o compra de activos

Fecha de recepción : 05/10/2004

Resumen (Max 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

```
MODIFICACION DE ACTIVOS EN INVERSORAS COMO
RESULTADO DE LA SUSCRIPCION DE ACTA DE
CONCILIACION EN LA CAMARA DE COMERCIO DE BOGOTA.
```





Anexo : [Examinar...]

* Campos Obligatorios

[Aceptar] [Borrar] [Volver] [Salir]



superval@supervalores.gov.co
Última actualización : 16 de mayo de 2002


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI
2005
PEDRO LUIS CORTES
NOTARIO PRIMERO

Mediante Acta de Conciliación suscrita el 05 de Octubre ante el Centro de Arbitraje y Conciliación de la Cámara de Comercio de Bogotá se acordó que, previa realización de determinados actos jurídicos, la Corporación Financiera del Valle S.A. a través de sus Inversoras quedará como titular del 3.81% del capital social de la Empresa de Energía de Bogotá y el 100% de la Subestación Eléctrica que posee Central Hidroeléctrica Betania S.A. E.S.P. como activo fijo. A su vez las Inversoras dejarán de ser accionistas en Central Hidroeléctrica Betania S.A. E.S.P.


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA
CALI,
NOTARIO PRIMERO

RIDER 2

Spanish and English version of the remissory letter dated November 09, 2004 addressed to the **Superintendencia de Valores**, to inform about the transaction by 60.919 shares of the Corporacion, in favor of Juan Carlos Jaramillo Naranjo.

FILE No. 823437

Cali, November 09, 2004

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the crossing with occasion of the fiduciary restitution, by 60,919 shares of the Corporation, in favor of Mr. Juan Carlos Jaramillo Naranjo.

The shares were of property of Fiduciary of Pacifico S.A. Trust F.A. - 3.0089.

The previous registry I am made having in account the original one of the Certification sent by the Fiscal Reviewer of the Fiduciary Society of Pacifico S.A.. - in Liquidation, photocopy of the completion contract and liquidation of Trust F.A. 3.0089, letter of notification of the Fiduciary Society of Pacifico S.A.. - in Liquidation, original of title No. 6025.

Accompany the annex by circulating no. 07 of 1998 properly hastened.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

Cali, 09 de noviembre de 2.004.

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de la restitución fiduciaria, por 60.919 acciones de la Corporación, a favor del señor Juan Carlos Jaramillo Naranjo.

Las acciones eran de propiedad de Fiduciaria del Pacifico S.A. Fideicomiso F.A.-3.0089.

El anterior registro se realizó teniendo en cuenta el original de la Certificación expedida por el Revisor Fiscal de la Sociedad Fiduciaria del Pacifico S.A.- en Liquidación, fotocopia del contrato de terminación y liquidación del Fideicomiso F.A. 3.0089, carta de notificación de la Sociedad Fiduciaria del Pacifico S.A.- en Liquidación, original del título No. 6025.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,




COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA
FAVOR DEVOLVER ESTA
FIRMADA
NOTARIO PRI

Harold Abadía Campo
Representante Legal

Luz Stella Morales

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 60.919 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0,08% Ordinarias 0,07% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ( )

MONTO TOTAL TRASPASO: ( )

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Fiduciaria del Pacifico S.A. Fideic	8.002.468.029	61.406	0,08	487	0,00	Juan Carlos Jaramillo Naranjo	79.375.419	0	0,00	60.919	0,08

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Negocios Fiduciarios - Restitución Fiduciaria

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
Original Certificación Expedida por el Revisor Fiscal de Sociedad Fiduciaria del Pacifico S.A.-en Liquidación.
Fotocopia del Contrato de Terminación y Liquidación del Fideicomiso FA.-3.0089.
Carta de notificación de la Sociedad Fiduciaria del Pacifico S.A.- en Liquidación.
Original del título No. 6025

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI
PEDRO LUIS CORTES
NOTARIO PRIMERO

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669 de Bogotá

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

RECEIVED
2005 MAY -5 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RIDER 3

Spanish and English version of the remissory letter dated November 23, 2004 addressed to the **Superintendencia de Valores**, to inform about the transaction by 16.964 shares of the Corporacion, in favor of Bavaria S.A..

FILE No. 823437

Cali, November 23, 2004

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

By means of the present I inform to him that within the process of liquidation of the society Inversiones Aconcagua S.A. in Liquidation, we have registered in our book of Ordinary Shareholders of the Financial Corporation of Valle S.A., the awarding of 16,964 shares of the Corporation in favor of Bavaria S.A..

The previous registry was made having in account copies of Act no. 020 of Asamblea General Ordinaria de Accionistas de Inversiones Aconcagua S.A. in Liquidation, Original of title No. 0006370, letter of Bavaria S.A. informing the awarding into the actions and asking for change of I title, photocopy of the final account of Liquidation, photocopies of certificate of existence and representation legal of the Inversiones Aconcagua S.A. in Liquidation, before and after of the liquidation and the original one of certificate of representation legal of Bavaria S.A..

I accompany the annex by Circulating no. 07 of 1998 properly hastened.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

Superintendencia de Valores

FILE No. 823437

No.Radicación : 200411-1310
Fecha : 25/11/2004 15:04
Trámite : 202 REPORTE DE ENAJENACION DE A
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 LC

Cali, 23 de noviembre de 2.004.

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 Corporación Financiera del Valle S.A.
330 Correspondencia Informativa
01 - Solicitud /Presentación
Con anexos

Por medio de la presente le informo que dentro del proceso de liquidación de la sociedad Inversiones Aconcagua S.A. en Liquidación, hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la adjudicación de 16.964 acciones de la Corporación, a favor de Bavaria S.A.

El anterior registro se realizó teniendo en cuenta Copia del Acta No. 020 de la Asamblea General Ordinaria de Accionistas de Inversiones Aconcagua S.A. en Liquidación, Original del título No. 0006370, carta de Bavaria S.A. informando la adjudicación de las acciones y solicitando cambio del título, fotocopia de la cuenta final de liquidación, fotocopias de los Certificados de Existencia y Representación Legal de Inversiones Aconcagua S.A. en Liquidación, antes y después de la liquidación y el original del Certificado de Representación Legal de Bavaria S.A.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,



Harold Abadía Campo
Representante Legal

Luz Stella Morales



COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI, 27 ... 2005
PEDRO LUIS CORTES
NOTARIO PRI...

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.964 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0,022% Ordinarias 0,020% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($1,556,07)

MONTO TOTAL TRASPASO: ($26,397,199,03)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Inversiones Aconcagua S.A. en Li	8.000.746.467	16.964	0,02	0	0,00	Bavaria S.A.	8.600.052.246	67.856	0,09	84.820	0,11

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de Sociedad Comercial

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
Copia del Acta No. 020 de la Asamblea General Ordinaria de Accionistas de Inversiones Aconcagua S.A. En Liquidación, de fecha 18 de marzo de 2.004, aprobando la cuenta final de liquidación.
Original del titulo No. 0006370.
Carta de Bavaria S.A. informando adjudicación de las acciones y solicitando cambio titulo.
Fotocopia de la cuenta final de liquidación.
Fotocopia de los certificados de existencia y representación legal de Inversiones Aconcagua S.A. en Liquidación antes y después de la liquidación y el Original del Certificado de Rep. de Bavaria S.A.

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669 de Bogotá

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

RIDER 4

Spanish and English version of the remissory letter dated January 26, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main Non - Voting Preferred Stock Holders and Common Stock Holders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

FILE No. 823437

Cali, January 26, 2005

Cesar Edgar Rueda Gomez
Jefe Division Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Quarterly information
	01	-	Emitting Requirements With annexed

Giving fulfillment to the ordered thing in Resolution No. 1447 of 1994 of the Superintendencia de Valores, I send hastened properly to December 31 of 2004 the forms F-220-511, F-220-515 and F-220-516.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

Cali, 26 de enero de 2005.

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 - Corporación Financiera del Valle S.A.
030 - Informes trimestrales - emisores
05 - Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a diciembre 31 de 2004 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,



Oscar Campo Saavedra
Secretario General


FAVOR DEVOLVER
COPIA FIRMADA
COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LO CUAL
27 ABR 2005
PEDRO LUIS CORTES
NOTARIO PRIMERO

FILE No. 823437

RIDER 5

Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10,00	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 5.650,18	$ 5.033,66
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 3.570,22	$ 3.277,55
	020	UTILIDAD O PERDIDA POR ACCION	$ 362,34	($ 118,33)
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	0	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIA	0	0
04	005	NUMERO TOTAL DE EMPLEADOS	293	295
	010	% EMPLEADOS PERMANENTES	98,63%	97,29%
	015	% EMPLEADOS TEMPORALES	1,37%	2,71%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 251.339.017,71	$ 1.095.414.836,00
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		


COMO NOTARIO PRIMERO DEL CIRCULO DE CAL
CERTIFICO
QUE LA PRESENTE
ORIGINAL DEL
A VISTA PARA LA
CALI,
PEDRO LUIS CO

NOTA: El valor intrínseco y la utilidad o perdida por acción, están sujetos a la aprobación del Balance por parte de la Superintendencia Bancaria.

DICIEMBRE 31/2004

FILE No. 823437

INVERSIONISTAS EXTRANJEROS A DICIEMBRE 31 DE 2004

	#	Nombre	Acciones		
	1	VALLE CEMENT INVESTMENTS LTD.	1.828.601		
	2	BANCO CENTRAL HISPANOAMERICANO	883.792		
(*)	3	BANCO SANTANDER COLOMBIA S.A.	729.076		
	4	VIRGINIA RETIREMENT SYSTEM OMNIBUS	51.274		
	5	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	37		
			3.492.780	**71.981.554**	**4,85%**

		IFC		CAF			
total accionistas (**)	436 -	1	-	1	=	434	
total acc. extranjeros						5	1,15%
total acc. nacionales						429	98,85%
							100,00%

TOTAL ACCIONES	**76.725.353**
ACC. IFC -	**2.976.235**
ACC. CAF -	**1.767.564**
	71.981.554

(*) mas del 60% de su capital es extranjero

(**) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
27 ABR 2005

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	436		76.725.353		186		76.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		502		9.298.994		502		9.298.994
	999	NUMERO TOTAL	*	938	*	86.024.347	**	688	**	86.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		81,90%		11,73%		77,51%		5,60%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		18,10%		88,27%		22,49%		94,40%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	1,15%	1	4,85%	1	3,80%	1	8,20%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		98,85%		95,15%		96,20%		91,80%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,55%		8,59%		0,90%		8,66%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		17,55%		79,68%		21,59%		85,74%
	999	TOTAL		18,10%		88,27%		22,49%		94,40%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,90%		34,38%		98,50%		33,03%
	010	3.01 % - 10.00 %		1,10%		65,62%		1,50%		66,97%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

(*) 32 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

DICIEMBRE 31/2004 F - 220 - 515

(**) 21 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital *neutro* (2.976.235 - 3.46%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 2,05%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La Fed. Nal. de Caf. de Col.-Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios, se toma como un solo accionista.

FILE No. 823437

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A DICIEMBRE 31 DE 2004

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	12.424.633	14,44%
2	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	8.009.934	9,31%
3	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	NIT	COLOMBIANA	7.111.652	8,27%
4	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	6.954.584	8,08%
5	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	5.427.041	6,31%
6	BANCO ANDINO COLOMBIA S.A. EN LIQUIDACION	860.003.023-3	NIT	COLOMBIANA	4.758.000	5,53%
7	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	2.976.235	3,46%
8	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	2.680.163	3,12%
9	FONDO DE CESANTIAS PORVENIR	800.170.043-7	NIT	COLOMBIANA	2.014.112	2,34%
10	VALLE CEMENT INVESTMENTS LTD.	805.014.491-4	NIT	EXTRANJERA	1.828.601	2,13%
11	NACION - MINISTERIO DE HACIENDA Y CREDITO PUBLICO	899.999.090-2	NIT	COLOMBIANA	1.811.539	2,11%
12	CORPORACION ANDINA DE FOMENTO	860.054.041-4	NIT	CAPITAL NEUTRO	1.767.564	2,05%
13	JARA ALBARRACIN MANUEL	19.354.408	CC	COLOMBIANA	1.722.124	2,00%
14	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	1.668.998	1,94%
15	MORENO BARBOSA JAIME	19.405.455	CC	COLOMBIANA	1.546.000	1,80%
16	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	1.475.777	1,72%
17	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	830.006.270-0	NIT	COLOMBIANA	1.416.578	1,65%
18	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,03%
19	BANCO SANTANDER DE COLOMBIA S.A.	890.903.937-0	NIT	EXTRANJERA	729.076	0,85%
20	SCARPETTA GNECCO MARIO	16.622.150	CC	COLOMBIANA	653.586	0,76%
	Total primeros veinte accionistas				67.859.989	78,88%
	Otros accionistas con menor participación				8.865.364	10,31%
	Total acciones ordinarias				76.725.353	89,19%

(*) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y *la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.*

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A DICIEMBRE 31 DE 2004

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	3,52%
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	1.409.201	1,64%
3	FIDUCOLOMBIA S.A. GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	1.380.222	1,60%
4	INSTITUTO DE INVERSIONES ESTRATEGICAS LTDA.	830.135.256-1	NIT	COLOMBIANA	900.000	1,05%
5	MORENO BARBOSA JAIME	19.405.455	C.C.	COLOMBIANA	438.500	0,51%
6	SOTO ESTRADA MANFREDO	17.158.485	C.C.	COLOMBIANA	296.302	0,34%
7	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,20%
8	ORTEGA VELEZ FERNANDO	5.947.177	NIT	COLOMBIANA	119.561	0,14%
9	ROBAYO CARDOZO HELMER DOUGLAS	79.353.598	NIT	COLOMBIANA	110.549	0,13%
10	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.810-1	C.C.	COLOMBIANA	81.900	0,10%
11	JARAMILLO ARBOLEDA CARLOS	6.089.126	NIT	COLOMBIANA	64.461	0,07%
12	BETANCUR DE TORO MARGARITA LILIA	21.385.684	C.C.	COLOMBIANA	64.385	0,07%
13	ROJAS CORTES SANTIAGO	19.241.335	C.C.	COLOMBIANA	40.000	0,05%
14	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZANO	860.006.848-6	NIT	COLOMBIANA	33.300	0,04%
15	CARDOZO DE ROBAYO OMAIRA	20.206.799	C.C.	COLOMBIANA	32.778	0,04%
16	FUNDACION BIBLIOTECA DE ITAGUI DIEGO ECHAVARRIA MISAS	890.901.523-6	C.C.	COLOMBIANA	32.443	0,04%
17	JARA ALBARRACIN MANUEL	19.354.408	C.C.	COLOMBIANA	32.096	0,04%
18	QUINTERO CORREA YESID ANTONIO	6.237.960	C.C.	COLOMBIANA	28.072	0,03%
19	INVERSIONES R MADRID Y CIA S. EN C.	890.942.559-1	NIT	COLOMBIANA	27.640	0,03%
20	PROMOCIONES VELEZ VIEIRA Y CIA.	811.009.897-2	NIT	COLOMBIANA	27.495	0,03%
	Total primeros veinte accionistas				8.322.755	9,67%
	Otros accionistas con menor participación				976.239	1,13%
	Total acciones preferenciales				9.298.994	10,81%

Total acciones ordinarias	76.725.353	89,19%
Total acciones preferenciales	9.298.994	10,81%
Total acciones en circulación	86.024.347	100,00%


NOTARIO PRIMERO
CERTIFICO
CORRESPONDE AL
TENIDO A
27 ABR 2005

FILE No. 823437

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 * TIPO DE IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					76.725.353	89,19%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	10,81%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					86.024.347	100,00%

COMO NOTARIO PRIMERO ... CERTIFICO QUE LA PRESENTE ... CORRESPONDE AL ORIGINAL DEL DOCUMENTO ... HE TENIDO A LA VISTA ...

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. **DICIEMBRE 31/2004** F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

RIDER 6

Spanish and English version of the letter dated February 15, 2005, addressded to the **Superintendencia de Valores and Bolsa de Valores de Colombia**, to inform them about the General Asembly Meeting of Non-Voting Preferred Stock Holders, to be held on March 10, 2005, and announcing the General Assembly Meeting of Common Stockholders to be held on March 11, 2005, as well as the announcements in El Pais and La República newspapers on February 15, 2005.

FILE No. 823437

Cali, February 15, 2005

Clemente del Valle Borraez
Superintendente de Valores
Santafe de Bogota

Reference 002-011 - Corporación Financiera del Valle S.A.
025 - Information of Assembly – Watched Organizations
01 - Request – Presentation
With annexed

By means of the present I inform to You that the Board of Directors of the Corporación Financiera del Valle S.A. decided to summon the General Assembly Meeting of Non-voting Preferred Dividend Stockholders to be held on March 10, 2005 at 4:00 p.m., in the offices of the Corporación Financiera del Valle S.A., located at Calle 10 street No. 4-47, floor 23, of the City of Cali, to inform on the subjects to treat in the General Assembly Meeting of Common Shareholders who was carried out day March 11, 2005.

Also I summon to the Ordinary Shareholders and the Shareholders and Non-Voting Preferred Dividend Shareholders to the General Assembly Meeting of Common Shareholders who was made the March 11, 2005, as of the 2:30 p.m., at the Cañaveral room of the Intercontinental Hotel de Cali.

Attached warning of call published in the El Pais and La Republica newspaper and the Report on the dividend of the shares with Preferrred Dividend Stockholders corresponding to the exercise of year 2004. The financial statements are subject to the approval on the part of the Banking Supervision.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.





Harold Abadía Campo
Legal Representative

FILE No. 823437

Superintendencia de Valores

No.Radicación : 20052-2449
Fecha : 16/02/2005 17:21
Trámite : 20 INFORMES DE FIN DE EJERCICI
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 220 Anexos : 3 SA

Cali, 15 de Febrero de 2005

Doctor
Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 10 de marzo de 2005 a las 4:00 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 23, de la ciudad de Cali, para informar sobre los temas a tratar en la Asamblea General Ordinaria de Accionistas que se llevará a cabo el día 11 de marzo de 2005.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 11 de marzo de 2005, a partir de las 2:30 p.m., en el Salón Cañaveral del Hotel Intercontinental de Cali.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República y el Informe sobre el dividendo de las acciones con Dividendo Preferencial y sin Derecho a Voto correspondiente al ejercicio del año 2004. Los estados financieros están supeditados a la aprobación por parte de la Superintendencia Bancaria.

Atentamente,



Harold Abadía Campo
Representante Legal

Angela M. Gómez


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA
CALI,
PEDRO LUIS CORTES

FILE No. 823437

Cali, February 15, 2005

Augusto Acosta Torres
President
Bolsa de Valores de Colombia
Santafe de Bogota

By means of the present I inform to You that the Board of Directors of the Corporación Financiera del Valle S.A. decided to summon the General Assembly Meeting of Non-voting Preferred Dividend Stockholders to be held on March 10, 2005 at 4:00 p.m., in the offices of the Corporación Financiera del Valle S.A., located at Calle 10 street No. 4-47, floor 23, of the City of Cali, to inform on the subjects to treat in the General Assembly Meeting of Common Shareholders who was carried out day March 11, 2005.

Also I summon to the Ordinary Shareholders and the Shareholders and Non-Voting Preferred Dividend Shareholders to the General Assembly Meeting of Common Shareholders who was made the March 11, 2005, as of the 2:30 p.m., at the Cañaveral room of the Intercontinental Hotel de Cali.

Attached warning of call published in the El Pais and La Republica newspaper and the Report on the dividend of the shares with Preferrred Dividend Stockholders corresponding to the exercise of year 2004. The financial statements are subject to the approval on the part of the Banking Supervision.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Legal Representative

FILE No. 823437

Cali, 15 de Febrero de 2005

Doctor
Augusto Acosta Torres
Presidente
Bolsa de Valores de Colombia
Santafé de Bogotá

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 10 de Marzo de 2005 a las 4:00 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 23, de la ciudad de Cali, para informar sobre los temas a tratar en la Asamblea General Ordinaria de Accionistas que se llevará a cabo el día 11 de Marzo de 2005.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 11 de Marzo de 2005, a partir de las 2:30 p.m., en el Salón Cañaveral del Hotel Intercontinental de Cali.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República y el Informe sobre el dividendo de las acciones con Dividendo Preferencial y sin Derecho a Voto correspondiente al ejercicio del año 2004. Los estados financieros están supeditados a la aprobación por parte de la Superintendencia Bancaria.

Atentamente,

Oscar Campo Saavedra
Secretario General


BVC
BOLSA DE VALORES DE COLOMBIA
NIT 830.085.426-1
COMO NOTARIO PRIMERO DEL CIRCULO
CERTIFICO
QUE LA PRESENTE
CORRESPONDE AL
ORIGINAL DEL
QUE HE TENIDO A
LA VISTA PARA LA
CALI,
PEDRO LUIS CORTES
NOTARIO PRI

RIDER 7

Press release in newspaper **La República** and **El País** dated February 15, 2005 announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on March 10, 2005, and announcing the General Assembly Meeting of Common Stockholders to be hel on March 11, 2005.

FONDOS. Más del 50 por ciento de la meta fue recaudada ayer, último día de pago

Empresas esperan hasta el final para consignar cesantías

Liliana Olarte Avila
lolarte@larepublica.com.co
Bogotá

Como es costumbre desde cuando comenzó a operar el sistema, cientos de empresarios colombianos dejaron para último momento (ayer en la tarde) la consignación de las cesantías de sus trabajadores, correspondientes al periodo laboral de 2004.

Un balance preliminar realizado por los diferentes representantes de los fondos privados indicó que un poco más del 50 por ciento de los recursos que esperaban recibir se estaba cancelando en la tarde y en horarios adicionales dispuestos por los bancos para tal fin (5:00 p.m. a 8:00 p.m.), por lo que el sistema registra la operación hasta el día siguiente (hoy).

La industria en general prevé un crecimiento de 10 por ciento en el recaudo de cesantías, es decir, cerca de 1.4 billones de pesos. En 2003 ese monto alcanzó los 1.2 billones de pesos.

El presidente de la AFP Colfondos, Jaime Humberto López, explicó la proyección en esta materia es de 160.000 millones sólo entre el 1 enero hasta hoy 15 de febrero, lo que equivaldría a un incremento de 12 por ciento *frente al año anterior.*

"Hasta el momento, 14 de febrero, el recaudo está presentando una velocidad lenta, pero tenemos la certeza de que la meta se cumplirá, pues el mismo comportamiento se ha dado desde hace varios años", afirmó López.

Colfondos hasta el momento lleva recaudado 80.000 millones de pesos, con lo que se prevé que mañana al hacer cierre de cuentas se vea que el 50 por ciento restante lo hicieron ayer, pues las empresas siempre dejan para el final los pagos.

"La gente espera a ajustar la tesorería de la compañía, con lo que manejan los descuentos bancarios al final del día, pero sabemos que este comportamiento es normal, pues en las campañas anteriores ha sucedido lo mismo, por ejemplo, un incremento entre las doce del día y las tres de la tarde, luego un receso y nuevamente se reactiva de cinco a ocho de la noche", manifestó el presidente de *Colfondos, quien también agregó* que en las oficinas del Fondo se consigna el 60 por ciento de los aportes y el 40 por ciento restante lo hacen en los bancos.

El vicepresidente Comercial de Porvenir, Andrés Vásquez, expresó que hasta ayer al medio día el recaudo se ubicaba en 150.000 millones de pesos, es decir, el 36 por ciento de la meta total, que se ubica en 410.000 millones de pesos y en un crecimiento de 12 por ciento.

"Hasta el momento vamos creciendo 18 por ciento tan sólo teniendo en cuenta los 150.000 millones de pesos que ya se tienen", afirmó Vásquez.

Los representantes de las compañías aspiran que el 2 por ciento de los recaudos totales no se realicen en las fechas límites, sino en el periodo siguiente.

Los recaudos en enero pasado sumaron 78.332 millones de pesos. BBVA Horizonte recibió pagos por 22.171 millones de pesos; Porvenir 20.287 millones de pesos; Protección más de 13.395 millones de pesos; Colfondos 10.324 millones de pesos; Santander un poco más de 10.000 millones y Skandia cerca de 1.800 millones de pesos.

Balance

Activo* — Millones de pesos

Fondo	Activo
Protección	747.135
Porvenir	842.663
Horizonte	626.613
Santander	430.665
Colfondos	388.568
Skandia	39.085

* Del 1 de enero al 30 de nov. de 2004 - Fuente: Superbancaria

Indicadores financieros

Tasas de interes de captacion (E.A.)

	Bancos	Corp. Financieras	[illegible]	[illegible]	[illegible]	TOTAL
A 30 DIAS	3,59	3,18	7,60	0,00	4,04	5,55
ENTRE 31 Y 44 DIAS	7,82	3,27	7,76	0,00		7,60
A 45 DIAS	2,63	0,00	0,00	0,00	0,00	2,63
ENTRE 46 Y 59 DIAS	5,41	4,00	5,77	4,00	0,00	5,40
A 60 DIAS	4,87	0,00	5,41	0,00	4,94	4,88
ENTRE 61 Y 89 DIAS	5,14	5,67	7,77	0,00	0,00	5,79
A 90 DIAS (*)	7,08	7,98	8,71	7,50	7,67	7,21
ENTRE 91 Y 119 DIAS	7,36	8,07	8,75	0,00	7,50	7,54
A 120 DIAS	7,34	7,42	9,08	8,00	7,52	7,57
ENTRE 121 Y 179 DIAS	7,64	8,89	9,26	0,00	8,71	7,77
A 180 DIAS (*)	7,55	8,81	9,23	8,60	8,58	7,97
ENTRE 181 Y 359 DIAS	8,14	8,30	8,69	0,00	9,46	8,45
A 360 DIAS (*)	8,56	8,78	10,20	0,00	9,73	8,62
SUPERIORES A 360 DIAS	8,74	9,06	9,54	0,00	10,79	8,32
CAPTACIONES A TRAVES DE CDT POR RED DE OFICINAS	7,13	8,04	8,81	7,46	8,40	7,53
CAPTACIONES A TRAVES DE CDT POR TESORERIA	7,78	7,85	9,40	0,00	0,00	8,13

(*) El promedio ponderado total NO incluye la información de los Organismos Cooperativos de grado superior ni de las Cooperativas Financieras ni de las Entidades Financieras Especiales. (1) Este reporte tiene carácter exclusivamente informativo. El promedio ponderado total incluye la inf. de las entidades financieras especiales, salvo que se especifique otra cosa. (2) Las tasas de captación para los otros plazos de los Bancos son equivalentes a la información de la TBS divulgada anteriormente por la Superintendencia Bancaria.

Tasas de interes (%)

	ACT.	ANT.		ACT.	ANT.
DTF EFECTIVO ANUAL	7,38	7,5	TCC EFECTIVO ANUAL	7,6	7,9
DTF TRIMESTRE ANTIC.	7,06	7,17	TCC TRIMESTRE ANTIC.	7,44	7,53
DTF TRIMESTRE VENC.	7,18	7,3	TCC TRIMESTRE VENC.	7,58	7,68
DTF SEMESTRE ANTIC.	7,00	7,1	TCC SEMESTRE ANTIC.	7,37	7,46
DTF SEMESTRE VENC.	7,25	7,36	TCC SEMESTRE VENC.	7,65	7,75
INTERBANCARIA (E.A)	6,39	6,37	INTERBANCARIA (NOMINAL)	6,19	6,17

DTF 90 días


Puntos porcentuales/efectivo
7,79
7,38
Ene.03 Ene.07
Ene.10 Ene.14
Ene.17 Ene.21
Ene.24 Ene.28
Ene.31 Feb.04
Feb.07 Feb.11
Feb.14 Feb.18

DTF 180 días — **DTF 360 días**


Datos porcentuales/Efectivo
8,38
8,00
17/23
14/20
24/30
31/06
07/13
Ene/Ene
Ene/Feb
Feb/Feb
Datos porcentuales/Efectivo
8,96
8,72

Tasa de usura — **U.V.R.**


Efectivo anual
2004-2005
29,10
28,92
Sep.
Oct.
Nov.
Dic.
Ene.
Feb.
Fuente: Superbancaria

Fecha	Valor en $	Fecha	Valor en $
16/01/05	146.1441	01/02/05	146.3702
17/01/05	146.1582	02/02/05	146.3844
18/01/05	146.1724	03/02/05	146.3985
19/01/05	146.1865	04/02/05	146.4127
20/01/05	146.2006	05/02/05	146.4268
21/01/05	146.2147	06/02/05	146.4410
22/01/05	146.2289	07/02/05	146.4551
23/01/05	146.2430	08/02/05	146.4693
24/01/05	146.2571	09/02/05	[illegible]
25/01/05	146.2713	10/02/05	146.4834
26/01/05	146.2854	11/02/05	146.4976
27/01/05	146.2995	12/02/05	146.5117
28/01/05	146.3137	13/02/05	146.5259
29/01/05	146.3278	14/02/05	146.5401
30/01/05	146.3420	15/02/05	146.5542
31/01/05	146.3561		146.5684

Fuente: Banco de la República

Tasas de interes efectivas

Bancos

REPORTE DIARIO — CORTE: FEBRERO 10

ENTIDAD	30 %	45 %	60 %	90 %	120 %	180 %	360 %	SUP. A 360 %
BANCO DE BOGOTA				6,82		7,16	7,01	7,50
BANCO POPULAR				7,01		7,56	7,94	
BANCAFE	2,75		4,00	6,99	7,00	7,56	7,60	
BANCO SANTANDER COLOMBIA	0,24			6,59	6,67	7,16	7,40	5,55
BANCOLOMBIA	4,48	3,70	5,51	7,03	7,08	7,92	7,45	
CITIBANK				6,57		7,17		
LLOYDS BANK TSB				7,56	7,60	8,05	9,15	9,00
SUDAMERIS				6,28		7,90		8,20
BBV BANCO GANADERO	3,46		5,12	6,32	7,22	7,04	6,00	
CREDITO	5,32		7,10	7,64		6,10	4,96	
UNION COLOMBIANO	3,00			6,30				8,89
OCCIDENTE	2,25		4,50	7,29	6,74	7,93	7,74	7,90
TEQUENDAMA	6,00		6,50			8,50	8,78	9,50
BANCO CAJA SOCIAL	2,80		2,00	7,01	6,92	7,28	7,23	6,42
SUPERBANCO	4,37		5,25	6,93	6,96	8,39	9,00	
DAVIVIENDA	4,09		4,30	7,18	7,61	7,81	7,94	8,26
RED MULTIBANCA COLPATRIA	3,60		5,75	8,02	7,20	7,99	7,83	7,70
BANCO AGRARIO	3,50			7,40	7,50	7,75	8,00	
MEGABANCO	4,00		5,00	7,32	6,41	7,60	7,76	7,54
BANCO GRANAHORRAR	3,50		4,25	7,03	7,50	7,95	8,14	8,30
BANCO COLMENA	2,70		3,81	7,64	6,77	7,61		
BAN[illegible]			4,40	[illegible]	[illegible]	7,37	[illegible]	
BANCO [illegible]	2,50		6,00			8,00		7,50
BANCO AV VILLAS	2,20		2,00	7,33	7,52	7,71	7,95	

Cogs - Coopcentral

REPORTE DIARIO — CORTE: FEBRERO 10

ENTIDAD	30 %	45 %	60 %	90 %	120 %	180 %	360 %	SUP. A 360 %
COOPCENTRAL LTDA	4,00			7,60	8,00	8,60	9,50	

Interes bancario corriente (%)

Resolución	Fecha	Vigencia Desde	Vigencia Hasta	Interés anual Cte. bancario
1337	30-Jun-04	01-Jul-04	30-Jul-04	19,44
1438	30-Jul-04	01-Ago-04	31-Ago-04	19,28
1527	31-Ago-04	01-Sep-04	30-Sep-07	19,50
1648	30-Sep-04	01-oct-04	31-Oct-04	19,09
1753	29-Oct-04	01-Nov-04	30-Nov-04	19,59
1890	30-Nov-04	01-Dic-04	31-Dic-04	19,49
0244	31-Ene-05	01-Feb-05	28-Feb-05	19,40

NOTA: Para efectos probatorios bastará con la copia simple del diario donde aparezca publicado este certificado. Adicionalmente, la Superintendencia Bancaria lo enviará periódicamente a las Cámaras de Comercio para su difusión (artículo 98 Decreto 2150 de 1995). / Expedido en Bogotá D.C. a 28 de agosto de 2003.

Fondos comunes

FIDEICOMISO DE INVERSION — RENTABILIDAD EFECTIVA ANUAL NETA

FONDO COMUN ORDINARIO / FONDO COMUN ESPECIAL	7 DIAS	30 DIAS	180 DIAS	360 DIAS
ALIANZA FIDUCIARIA				
FCO FONDO ALIANZA	6,54%	7,14%	7,08%	6,99%
FCE FACTURAS	10,14%	10,07%	8,91%	8,06%
FCE VISION	20,02%	19,59%	17,07%	14,03%
BBVA FIDUCIARIA				
FCO FAM	6,94%	7,84%	6,66%	7,01%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Compañías de Financiamiento Comercial

REPORTE DIARIO — CORTE: FEBRERO 10

ENTIDAD	30 %	45 %	60 %	90 %	120 %	180 %	360 %	SUP. A 360 %
FINAMERICA	8,50			9,20	9,60	10,16		10,40
GIROS Y FINANZAS	5,00			8,50	10,10	10,04	10,00	
INVERSORA PICHINCHA	3,97		5,24	8,15	9,56	10,24	10,16	
COMERCIA	4,76			8,95	8,75	9,42	9,76	
FINANCIERA MAZDACREDITO				8,70	9,10			
CONFINANCIERA	6,29			8,69		9,60	10,29	10,37
SERFINANZA	6,87		8,00	8,65	9,94	11,05		
FINANDINA					9,70	9,99	10,16	7,00
SUFINANCIAMIENTO				8,24	8,41	8,47	8,70	9,44
INTERNACIONAL	5,60			9,03	9,41	9,47	11,31	
COLTEFINANCIERA	4,89			7,77	8,21	8,66	8,72	
LEASING DEL VALLE				8,79	8,35	8,92		
LEASING BOLIVAR	8,81			7,41	7,77	7,26	8,83	9,00
SULEASING	2,92			7,39	7,60	8,20	9,00	
LEASING DE CREDITO				8,10		8,22		
LEASING DE OCCIDENTE				8,00	8,10			
COMPARTIR				9,00	10,50	11,03		11,50
LA REGIONAL	8,50			9,49	9,60	10,58	11,12	11,20

Cooperativas Financieras

REPORTE DIARIO — CORTE: FEBRERO 10

ENTIDAD	30 %	45 %	60 %	90 %	120 %	180 %	360 %	SUP. A 360 %
COOFIANTIOQUIA	4,00		5,20	7,20	7,20	7,40	8,00	8,00
JHON F KENNEDY LTDA	4,91		4,36	7,38	7,44	6,39	10,00	10,00

Corporaciones Financieras

REPORTE DIARIO — CORTE: FEBRERO 10

ENTIDAD	30 %	45 %	60 %	90 %	120 %	180 %	360 %	SUP. A 360 %
CORFICOLOMBIANA	3,64			8,03	7,25	8,82	9,00	9,16
CORFIVALLE	5,00			8,35	8,15	8,62		9,10
CORFINSURA	6,35			7,42	7,40	7,77	7,82	

Fondos de valores

	VALOR DEL FONDO	VALOR UNIDAD	RENTABILIDAD EFECTIVA SEM	MENS.
CORREDORES ASOCIADOS				
INTERES	205.545.623.466,6	6.941,82		7,16
ACCION	59.770.174.066,2	5.315,48		124,37
GLOBAL	1.070.591,4	4,35		3,49
ISA	8.719.795.721,1	10.261,28		41,03
INTERES MUTUO	454.018.006,1	1.066,35		7,32
INTERES AHORRO	52.055.162,0	10.167,21		6,86
BBVA VALORES S.A.				
BBVA PATRIMONIO	63.657.549.377,83	1.313,16		11,89
BBVA DOLAR	4.451.525.462,90	11.254,27		6,85
COMISIONISTAS DE COLOMBIA S.A.				
OPCION COLOMBIA	124.049.225.590,66		7,84	7,86
INTERRENTA	1.120.501.303,63		5,59	6,27
INTERRENTA 30	495.046.679,60			15,90
SUVALOR S.A.				
SURENTA	518.647.641.215,42	4.831,1919	6,41	7,36
SURENTA 30	184.537.361.633,44	2.798,1617	11,78	9,27
SURENTA 90	215.920.026.206,06	1.445,7437	14,51	10,23
SURENTA 90 DOLARES	7.669.394.057,64	10.309,5217	-24,55	3,19
SURENTA TES	310.787.056,33	10.144,4666	3,66	5,94
SURENTA ACCIONES	8.533.325.221,64	10.657,8912	-12,09	120,19
SURENTA180	11.869.059.172,68	10.387,8743	16,67	20,45
ACCIONES & VALORES				
ACCIVAL	25.798.869.203,09	3.079,68		7,78
ACCIVAL 90	1.380.264.016,36	12.515,66		9,07
ACCIVAL DOLAR	82.917.122,42	9.100,70		-27,12
INTERVALORES S.A.				
PROYECCION VISTA	3.312.922.750,00	13.371,37	7,7	7,8
PROMOTORA BURSATIL S.A.				
PROMORENTA	3.146.219.941,32	1.476,17		6,66
CIA. DE PROFESIONALES DE BOLSA				
FONDO VALOR	42.991.435.134,00	10.315,99		6,74
RENTA TOTAL	30.668.146.576,13	9.023,31		10,21
VALOR TESORO	19.618.794.679,70	13.188,77		8,91
BOLSA Y BANCA S.A.				
RENTA VALOR	37.135.677.326,62	13.199,23	7,07	7,15
RENTA PLUS 90	1.608.242.916,81	10.152,29	9,41	9,53
CORREVAL S.A.				
FONVAL	130.916.679.547,90	2.142,85	6,906	7,187
GLOVAL DOLARES	72.545.264,29	9.773,66	-15,605	-5,136
FONVAL CDT	31.492.807.101,24	13.076,51	11,056	10,810
SERFINCO SA				
OLIMPIA	57.203.620.205,03	2.495,50	7,21	7,19
ESPARTA 30	55.413.551.916,37	2.000,60	10,16	9,02
ESPARTA 180	87.505.344.744,56	13.072,60	13,17	12,21
ACCIONES Y RENTA FIJA	4.969.660.130,78	24.391,460	117,06	87,54
DEUDA PUBLICA	1.539.788.696,82	12.666,36	6,66	66,37
VALORES DE OCCIDENTE S.A.				
OCCIVALOR (PREMIUM)	18.195.388.188,49	12.515,8392	6,90	6,80
OCCIVALOR (VISTA)	52.519.711.113,09	1.455,9822	7,09	7,15
NACIONAL DE VALORES S.A.				
RENTAVAL	6.667.610.056,31	1.661,39	7,11	7,14
PICHINCHA VALORES S.A.				
RENTA FIJA	4.103.646.665,29	2.095,64	6,673	7,005
MULTIPLAZOS 90	1.608.242.916,81	10.153,29	9,41	9,53
ACCIONES COLOMBIA				
ACCO RENTA	14.706.213.990,97	2.414,03		7,88
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Bancos de segundo piso - Bancoldex

Tasas de redescuento en pesos vinculadas al comercio exterior
Vigencia: Del 01 al 28 de febrero 2005

PLAZO	MIPYMES (*) (Capital de Trabajo y Consolidación de Pasivos)	MIPYMES (*) LINEAS INVERSION (Leasing, Inversión FDA, Gerencias y Capitalización)	GRAN EMPRESA Todas Las Modalidades
Hasta 2 años	DTF (E.A.) + 1,80 (E.A.)	DTF (E.A.) + 1,75 (E.A.)	DTF (E.A.) + [illegible]
> 2 años y hasta 3 años	DTF (E.A.) + 2,20 (E.A.)	DTF (E.A.) + 2,00 (E.A.)	DTF (E.A.) + 1,80 (E.A.)
> 3 años y hasta 4 años	DTF (E.A.) + 2,50 (E.A.)	DTF (E.A.) + 2,00 (E.A.)	DTF (E.A.) + 2,20 (E.A.)
> 4 años y hasta 5 años	DTF (E.A.) + 2,50 (E.A.)	DTF (E.A.) + 2,00 (E.A.)	DTF (E.A.) + 2,50 (E.A.)
> 5 años y hasta 10 años	DTF (E.A.) + 2,75 (E.A.)	DTF (E.A.) + 2,25 (E.A.)	DTF (E.A.) + 2,60 (E.A.)
			2,76 (E.A.)

(*) Micros, pequeñas y medianas empresas con activos totales inferiores a $ 5.370 MM a 31 de Dic/03

RESULTADOS DEL MES ANTERIOR
MICROEMPRESAS, PEQUEÑAS Y MEDIANAS EMPRESAS

PLAZO	Márgen (1) Mínimo%	Márgen (1) Promedio%	Márgen (1) Máximo%	Márgen Intermediario Mínimo%	Márgen Intermediario Promedio%	Márgen Intermediario Máximo%
Hasta 2 años	6,23%	6,98%	8,40%	2,70%	4,82%	
> 2 años y hasta 3 años	4,60%	7,29%	9,63%	2,50%	5,35%	6,40%
> 3 años y hasta 4 años	6,61%	7,74%	7,92%	4,61%	5,77%	7,63%
> 4 años y hasta 5 años	6,19%	7,01%	7,60%	4,19%	5,01%	5,92%
> 5 años y hasta 10 años	SIN SOLICITUDES			SIN SOLICITUDES		5,80%

PLAZO	GRANDES EMPRESAS Márgen (1) Mínimo%	Promedio%	Máximo%	Márgen Intermediario (2) Mínimo%	Promedio%	Máximo%
Hasta 2 años	4,27%	6,43%	8,01%	2,27%	2,10%	
> 2 años y hasta 3 años	5,76%	6,71%	7,74%	3,61%	4,27%	5,61%
> 3 años y hasta 4 años	SIN SOLICITUDES			SIN SOLICITUDES		5,24%
> 4 años y hasta 5 años	6,13%	6,05%	9,89%	3,93%	5,62%	
> 5 años y hasta 10 años	SIN SOLICITUDES			SIN SOLICITUDES		7,39%

(1) Puntos porcentuales Efectivos Anuales (E.A.) sobre DTF (E.A.)
(2) Puntos adicionales Efectivos Anuales (E.A.) sobre la Tasa de Redescuento
Fuente: Bancoldex

BALANCE. En el 2004 el recaudo alcanzó los $3,2 billones, dice la Dian

Caleños le pagaron más impuestos a la Nación

La dirección regional informó que en el resultado tuvieron una gran participación los recaudos de impuestos de las empresas y sociedades de la ciudad, pues se obtuvieron recursos de $2,2 billones por ese concepto. El crecimiento fue del 10,7%, respecto al 2003.

Alrededor de $3,2 billones recaudó el año pasado la Dirección de Impuestos y Aduanas Nacionales, Dian, en el Valle del Cauca.

Los recursos provienen del pago de impuestos y de gestiones aduaneras, señala un informe de la entidad.

Según el documento, se cancelaron $2,9 billones en la parte tributaria y $357.854 millones por aduana, comportamiento que representó un crecimiento de 10,7% respecto a lo recaudado el año inmediatamente anterior.

En este resultado tienen una gran participación los recaudos de impuestos de las empresas y sociedades de Cali, pues sólo en la ciudad se obtuvieron recursos de $2,2 billones por este concepto.

"*En estas cifras no se incluye el recaudo aduanero en Buenaventura, donde se cuenta con una oficina propia encargada de esa actividad, pues hay un importante movimiento en esa región de recursos*", dijo Lucía Vergara, directora regional de la Dian.

Explicó que el balance es positivo desde el punto de vista del recaudo y de igual forma por la labor operativa con los controles anticontrabando, es así como el año anterior se hicieron 530 aprehensiones de mercancía que representaron $10.057 millones.

En especial, se hicieron decomisos *en establecimientos* comerciales y en las carreteras del Valle del Cauca de licores, lociones, repuestos, ropa, calzado, *bolsos*, papel y telas. Las de repuestos fueron las aprehensiones de mayor valor y en cantidad de elementos los más importantes fueron los de calzado, sector que ha expresado su preocupación por el ingreso a la región de productos que afectan el precio y la competencia de las empresas locales.

Este año la Dian ha realizado 25 aprehensiones por valor de $1.699 millones, siendo lo más representativo el contrabando de *relojería* con $1,15 millones.

Por otra parte, afirmó la directora de la Dian, que casi *en un 50% se ha cumplido la* meta de inscripciones en el Registro Unico Tributario, RUT en Cali, donde se aspira a que antes de abril *se hayan* actualizado o renovado los datos de 78.000 contribuyentes.

Hasta la fecha, según el reporte de la oficina regional de la Dian, desde el mes de septiembre se registraron 34.000 personas naturales y jurídicas en el RUT y por lo tanto falta otros 44.000 por inscribirse.

Lucía Vergara destacó que la entidad ha diseñado nuevas *estrategias de atención* al público para cumplir con la *meta prevista, por ejemplo*, se dispuso la realización de esta actividad *en dos sedes* en Cali, una de ellas la oficina principal *ubicada en el centro de la* ciudad y la otra en el norte.

Asimismo, la dependencia amplió el horario de atención, de tal *forma que los caleños* pueden hacer su registro del RUT, *desde las 7:00 a.m.* y hasta las 7:00 p.m.

"*Avanzamos con un buen* ritmo en este proceso para alcanzar nuestro presupuesto, de manera que quienes estaban en régimen común o que el año pasado declararon, se acerquen a Dian a realizar su respectivo registro", dijo.


Recaudo de impuestos en el Suroccidente
382.365
1.364.063
866.375
830.803
Fuente: Dian — Gráfico | EL PAÍS


el número
2.661
millones de pesos

INVERSIÓN. Otras diez empresas de Parquesoft reciben respaldo de Comfandi

Más capital a los emprendedores

Representantes de diez empresas del sector de tecnología, incubadas por el Parque del Software, emprendieron ayer operaciones en el mercado local gracias a la firma del convenio suscrito ante el Fondo de Capital de Riesgo de la Caja de Compensación Familiar, Comfandi.

Tal como se realizó el pasado 14 de enero con el primer grupo de once emprendedores, el Fondo entregó a estos diez representantes el primer desembolso de los $53 millones que les corresponderán a cada uno, con el fin de promover la creación de empresas y de empleo productivo.

Los recursos provienen del patrimonio autónomo del Fondo que se constituyó con la veeduría de la Fiduciaria del Valle.

Vale la pena recordar que, con recursos propios, por un total de $1.376 millones, Comfandi contribuirá a través de este patrimonio autónomo a la creación de 26 empresas de base tecnológica, las cuales generarán 110 empleos.

Las primeras once de ellas ya operan en su fase inicial, después de recibir el primer desembolso económico.

De igual manera, el proyecto de empresarialidad contempla la constitución de un fondo común especial para constituir un fondo de capital de riesgo para pymes afiliadas a la caja de compensación.

Este organismo se creará con recursos del Fondo para el Fomento al Empleo y la Protección al Desempleado, Fonede.

reseña

EL PAÍS RESPONDE

¿Por qué es importante firmar acuerdos internacionales de comercio?

Porque constituyen un medio eficaz para proveer un entorno *estable y sin barreras para el comercio y la inversión.*
De esa manera se garantiza el acceso de los productos y servicios del país *a los mercados externos.*
Al ser aprovechado por los empresarios nacionales, permite que la *economía del país crezca, aumente la comercialización* de productos nacionales, se genere más empleo, se *modernice el aparato productivo, mejore el bienestar* de la población y se promueva la creación de empresas por parte de inversionistas *locales y foráneos.*
Envíe sus inquietudes a economia@elpais.com.co

CERTAMEN

Alianza en feria inmobiliaria

La Corporación Cali Sí firmó una alianza *con los promotores* de la Primera Feria Inmobiliaria de Colombia en Miami, a *través de la cual la entidad caleña brindará todo el soporte* logístico y comercial del evento en la capital vallecaucana. De *esta forma, las firmas constructoras o inmobiliarias del país* interesadas en asistir a este encuentro comercial, que tendrá lugar entre el 11 y 15 *de marzo en el Hotel Intercontinental de* Miami, deben registrarse con la Corporación Cali Sí, que *también estará presente en la feria.*
La meta es reunir 80 compañías del área inmobiliaria y constructoras de Colombia *durante dos días, con el propósito de* que éstas puedan interactuar con potenciales compradores.

VIVIENDA

Crece área aprobada para VIS

En 7,61% creció el área aprobada para la construcción de vivienda de interés social (VIS) entre los meses de noviembre del 2003 y noviembre del 2004.
Según el Dane, los metros cuadrados aprobados para VIS, a *través de licencias de construcción*, ascendieron a 2.248.288 metros cuadrados en el acumulado anual a noviembre de 2004, *mientras que en el mismo período* del 2003 llegaron a 2.089.225 metros cuadrados.
De acuerdo con la entidad, en el *período de análisis* se aprobaron 39.742 unidades para VIS, equivalente a un aumento de 18,80%. El *comportamiento* de este tipo de vivienda fue motivado por el incremento presentado en el área aprobada para casas.

BALANCE

ANH gira $170.901 millones de regalías

La Agencia Nacional de *Hidrocarburos*, ANH, *giró* regalías por valor de $170.901 millones por la producción de hidrocarburos *en el país.*
Los recursos girados, corresponden a la participación en *regalías por producción de crudo y gas en el mes* de diciembre de 2004, los cuales deberán invertirse en proyectos *prioritarios de salud, educación y saneamiento básico*, de acuerdo con el Plan de Desarrollo de las entidades territoriales *beneficiarias, según lo establecido por la Ley 756 de 2002.*
Los departamentos que mayor cantidad de recursos *recibirán son:* Arauca, Casanare, La Guajira, Bolívar, Huila y Norte de Santander, entre otros.

finanzas


4.853.65
4.736.12
4.622.26
4.489.78
4.314.17
Ene. 26
Ene. 31
Feb.3
Feb. 7
Feb.14

Ayer 4.852.28
Miércoles 4.877.20
Variación ..... -0.52%

El Indice General Bolsa Colombia (IGBC) retrocedió ayer viernes, un 0.52% y cerró en 4.852.28 puntos, informó la Bolsa de Valores Colombia (BVC).
En la jornada se negociaron acciones de 32 *compañías, de las que doce subieron* de precio, otras bajaron y ocho no reportaron variación.
La mayor alza fue la de la acción de Popular, que aumentó un 8.97%.
La acción que más bajó fue la de Corfinsura, que perdió 2.91%. *Se se realizaron operaciones en acciones por 35.504 millones de* pesos (15.5 millones de dólares).

Acción	Precio Cierre	Variación diaria %	Volumen Millones $	Valor Patrimonial	Bursatilidad (IBA)
Suraminv	9160,00	-0,43%	4062,53	6523,47	ALTA
Bancolombia	8800,00	1,15%	2574,56	3088,00	ALTA
Bavaria	38100,00	-1,04%	2486,30	16609,04	ALTA
Argos	20000,00	0,50%	2249,52	19212,15	ALTA
Chocolates	10100,00	-0,98%	1665,74	4704,81	ALTA
Pazrío	20,40	-0,97%	1215,00	32,43	ALTA
PF Bancolombia	9000,00	1,69%	965,81	3088,00	ALTA
ISA	2235,00	-0,89%	515,09	2516,49	ALTA
Caribe	16500,00	0,00%	492,92	17519,84	ALTA
PV ETB	515,00	0,98%	487,20	551,71	ALTA
Coltabaco	10680,00	0,75%	377,93	3088,21	ALTA
Corfinsura	9980,00	-0,20%	341,30	7182,05	ALTA
Inver Noel	20700,00	0,49%	303,34	3625,40	MEDIA
Corfivalle	2400,00	2,13%	301,32	5470,00	MEDIA
Ban Bogota	15900,00	-0,13%	294,60	5120,33	ALTA
Exito	5300,00	0,95%	244,66	8232,45	ALTA
Interbolsa	3260,00	0,00%	211,90	4054,00	MEDIA
Colinvers	12000,00	-1,64%	195,89	11316,01	ALTA
PF Corfivalle	4000,00	5,26%	120,03	5470,00	MEDIA
Megabanco	0,16	0,00%	96,42	0,16	ALTA
Cepazrio	4215,00	0,24%	89,82	4689,30	ALTA
Grupo Aval	235,00	-1,67%	76,46	239,02	ALTA
Cem Valle	11800,00	2,61%	64,50	7451,17	ALTA

Devaluación	
Corrido mes	-1,08%
Corrido año	-2,16%
Últimos 90 *días*	-8,02%
Últimos doce meses	-14,18%

Inflación	
Enero-diciembre 2004	5,50%
Enero de 2005	0,82%
Año corrido	0,82%
Últimos doce meses	5,43%

Vigentes para la semana comprendida entre el 14 y el 20 de febrero de 2005.

DTF Efectiva anual	7,38%
Trimestre anticipado	7,06%

Timestre vencido	7,18%
CDT 180 días	7,55%
CDT 360 días	8,58%
TCC Efectivo anual	7,80%
Tasa de Usura (E.A.)	29,10%
Prime Rate (seis meses)	4,25%
Libor (seis meses)	2,99%

Indice	Precio	Var.(%)
Dow Jones	10.791	-0,05
Nasdaq	2.082	0,30
Londres (Ftse-100)	5.041	-0,05
París (CAC-40)	4.012	-0,12
Francfort (DAX)	4.385	-0,03
Milán (Mibtel)	24.847	
Madrid (Ibex-35)	9.585	-0,03
Buenos Aires (Merval)	1.512	1,40
Lima	3.939	0,30
México	13.564	-1,09
Santiago	1.828	0,16
Caracas	29.708,36	0,01
Sao Paulo (Ibovespa)	26.415	0,39

Las bolsas de Nueva York cerraron ayer con tendencias mixtas, en medio del anuncio de que Verizon comprará la compañía telefónica MCI por unos US$6.750 millones y la baja de la aseguradora AIG *tras informar de que es* investigada. El indicador general del mercado tradicional, el Nyse, que el viernes ganó 50.99 puntos, subió el 0.26%, hasta las 7.280,37 unidades.
El volumen de negocios fue de unos 1.289 millones de acciones en el Nyse y de 1.640 millones en el Nasdaq.
Entre las acciones que cambiaron de manos en el mercado tradicional, 1.837 subieron, 1.471 bajaron y 185 repitieron.

Precios internos de la carga de 125 kilos que regirán hasta hoy a las 9:00 a.m. Estos precios no incluyen el subsidio de Apoyo Gubernamental a la Caficultura, AGC, que quedó suspendido hasta nueva orden.

Ciudad	Pesos $
Armenia	481.250
Buga	482.000
Chinchiná	481.125
Manizales	481.125
Pasto	479.250
Pereira	481.125
Popayán	481.375

Fuente: Federación Nacional de Cafeteros

FILE No. 823437

RIDER 8

Spanish and English version of the letters dated February 15, 2005 to Fiducolombia Sociedad Fiduciaria S.A., announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders.

FILE No. 823437

Cali, February 15, 2005

Fiducolombia
Sociedad Fiduciaria S.A.
Atn.: Dr. Juan David Correa S.
Vicepresident Fondos de Inversión
Carrera 43A No. 11A-44, Pisos 2 y 3
Medellín

Reference: General Assembly Meeting of Non-voting Preferred Dividend Stockholders 2005.

We allowed ourselves to inform to them that the Presidency of the Corporation has summoned the General Assembly Meeting of Non-voting Preferred Dividend Stockholders and the General Assembly Meeting of Common Shareholders, who will be carried out next 10 and 11 of March, respectively.

First of the meetings it will have as object to inform to the General Assembly Meeting of Non-voting Preferred Dividend Stockholders on the subjects to treat in the General Assembly Meeting of Common Shareholders, who they will be able to attend for to exert the rights of vote that correspond to them, in the terms of Law and in agreement with the Regulation that the emission of these shares governs.

It accompanied text by the warning of call.

Sincerely,

Oscar Campo Saavedra
Secretario General

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, 15 de Febrero de 2005

Señores
Fiducolombia
Sociedad Fiduciaria S.A.
Atn.: Dr. Juan David Correa S.
Vicepresidente Fondos de Inversión
Carrera 43A No. 11A-44, Pisos 2 y 3
Medellín



FIDUCOLOMBIA
17 FEB. 2005
10:05 AM

Referencia: Asamblea Accionistas con Dividendo Preferencial y sin Derecho a Voto 2005.

Nos permitimos informarles que la Presidencia de la Corporación ha convocado la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto y la Asamblea General Ordinaria de Accionistas, las cuales se llevarán a cabo los próximos 10 y 11 de Marzo, respectivamente.

La primera de las reuniones tendrá como objeto informar a los Accionistas con Dividendo Preferencial y sin Derecho a Voto sobre los temas a tratar en la Asamblea General Ordinaria de Accionistas, a la cual podrán asistir para ejercer los derechos de voto que les corresponden, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Acompaño texto del aviso de convocatoria.

Atentamente,

Oscar Campo Saavedra
Secretario General



COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA SU COMPARACION.
CALI
PEDRO LUIS CORTES
NOTARIO PRIMERO

RIDER 9

Spanish and English version of the letters dated February 15, 2005 to The Bank of New York Company, INC, announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders.

Cali, February 15, 2005

Perry Palma Gil
Assistant Treasurer
The Bank of New York

Reference: General Assembly Meeting of Non-voting Preferred Dividend Stockholders 2005.

We allowed ourselves to inform to them that the Presidency of the Corporation has summoned the General Assembly Meeting of Non-voting Preferred Dividend Stockholders and the General Assembly Meeting of Common Shareholders, who will be carried out next 10 and 11 of March, respectively.

First of the meetings it will have as object to inform to the General Assembly Meeting of Non-voting Preferred Dividend Stockholders on the subjects to treat in the General Assembly Meeting of Common Shareholders, who they will be able to attend for to exert the rights of vote that correspond to them, in the terms of Law and in agreement with the Regulation that the emission of these shares governs.

It accompanied text by the warning of call.

Sincerely,

Oscar Campo Saavedra
Secretario General

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident



CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, 15 de Febrero de 2005

Señor
Perry Palma Gil
Assistant Treasurer
The Bank of New York
Fax: (212) 571 30 50

Referencia: Asamblea Accionistas con Dividendo Preferencial y sin Derecho a Voto 2005.

Nos permitimos informarles que la Presidencia de la Corporación ha convocado la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto y la Asamblea General Ordinaria de Accionistas, las cuales se llevarán a cabo los próximos 10 y 11 de Marzo, respectivamente.

La primera de las reuniones tendrá como objeto informar a los Accionistas con Dividendo Preferencial y sin Derecho a Voto sobre los temas a tratar en la Asamblea General Ordinaria de Accionistas, a la cual podrán asistir para ejercer los derechos de voto que les corresponden, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Acompaño texto del aviso de convocatoria.

Atentamente,

Oscar Campo Saavedra
Secretario General


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL
HE TENIDO A
LA VISTA
CALI
NOTARIO PRIMERO

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

RIDER 10

Spanish and English version of the remissory letter dated February 18, 2005 addressed to the **Superintendencia de Valores**, to inform about the transaction by 580 shares of the Corporacion, in favor of Mauricio Abadia Aristizabal.

Cali, February 18, 2005

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación

By means of the present I inform to him that we have registered in our book of Shareholders with Preferential Dividend and without Right to Vote of the Corporación Financiera del Valle S.A., the transaction by 580 shares of the Corporacion, in favor of Mauricio Abadia Aristizabal.

The shares were of property of Mrs. Sixta Tulia Campo.

The previous registry I am made having in account the letter of communication of the shareholder and the original ones of the titulos of shares.

I accompany the annex by circulating no. 07 of 1998 properly hastened.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores



No.Radicación : 20052-2841
Fecha : 22/02/2005 14:55
Trámite : 201 INFORMES DE COLOCACION DE T
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 SA

Cali, 18 de febrero de 2.005.

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., la Compraventa por 580 acciones de la Corporación, a favor de Mauricio Abadía Aristizabal.

Las acciones eran de propiedad de la señora Sixta Tulia Campo.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista y los originales de los Títulos de Acciones.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,



Amalia Correa Young
Representante Legal



COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA COMPARACION
CALI
PEDRO LUIS CORTES
NOTARIO PRIMERO

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Gálvez.

FILE No. 82[illegible]437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIO[illegible] EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 580 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.000,oo)

MONTO TOTAL TRASPASO:($ 580.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Sixta Tulia Campo	29.265.957	580	0,01	0	0,00	Mauricio Abadia Aristizabal	81120703846	0	0,00	580	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): Carta de venta y aceptación
Títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA


COMO NOTARIO PRI[illegible] DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE [illegible] CORRESPONDE AL
ORIGINAL DEL DOCU[illegible] QUE HE TENIDO A
LA VISTA PARA LA CO[illegible]ONTACION.
CALI,
PEDRO
NOTARI

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

RIDER 11

Press release in newspaper **La Voix Du Luxembourg** dated February 24, 2005 announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on March 10, 2005, and announcing the General Assembly Meeting of Common Stockholders to be hel on March 11, 2005.

0,70 €
France/Belgique 0,90 €

JEUDI 24 FÉVRIER 2005
4e année – Numéro 45

La Voix
DU LUXEMBOURG
www.voix.lu


Le cinéma
sous le feu
de nos projecteurs
page 12

Le chômage progresse, l'emploi aussi...

Le comité de conjoncture a publié hier les derniers chiffres relatifs au marché de l'emploi. Avec 9.886 personnes inscrites à l'ADEM au 31 janvier dernier, le taux de chômage au luxembourg atteint désormais 4,7 %, soit un nouveau record en la matière. Dans le même temps, et chiffres à l'appui, le STATEC assure pourtant que l'emploi progresse toujours au Grand-Duché...

page 5

TDK: négociations sous influence


TDK
(Photo: Guy Wolff)

Malgré une avancée sur la réduction du nombre de postes supprimés, responsables de TDK et syndicats n'ont pu s'accorder hier sur un plan social. Conséquence: *LCGB* et *OGB-L* organisent aujourd'hui une «manifestation de protestation».

page 5

«Soigner mieux en dépensant mieux»

La journée hospitalière Grande Région s'est déroulée hier ... Alors que les hôpitaux sont

La politique de l'énergie menée au Luxembourg ces quatre dernières années a fait l'objet d'une étude approfondie

Carton jaune pour l'or noir

Les réserves de pétrole disponibles au Luxembourg ne sont pas gérées correctement pour répondre à une crise et assurer la sécurité énergétique en Europe. Claude Mandil, directeur de l'Agence internationale de l'énergie (AIE), a sorti son carton jaune, hier, lors de la présentation à Luxembourg d'un rapport contenant l'analyse approfondie de la politique de l'énergie menée ces quatre dernières années par le gouvernement luxembourgeois.

Ironie du sort, alors que le rapport de l'Agence internationale de l'énergie (AIE) porte sur ces quatre dernières années – autant dire l'équivalent d'une législature –, ce n'est pas le ministre Grethen mais son successeur à la tête de l'Economie, Jeannot Krecké, qui a dû essuyer les critiques formulées hier par le directeur de l'AIE.

Claude Mandil a certes relevé des progrès, notamment en matière de libéralisation des marchés du gaz et de l'électricité et de réduction des gaz à effet de serre. Mais il a aussi adressé plusieurs reproches.


401
La pompe du «Maasvlakte Olie Terminal» de Rotterdam: c'est ici qu'est stockée une partie des réserves de pétrole du Luxembourg (Photo: Thierry Labro)

un peu plus de 80 jours. Le problème, c'est que la majeure partie de ces quantités d'or noir sont stockées à l'étranger. «Deux tiers sont en Hollande et d'autres quantités sont dispatchées en France, en Belgique et en Allemagne», a fait savoir Carlo Groff, de l'Office commercial du ravitaillement. Se-

voir s'il est possible d'augmenter notre capacité de six jours grâce au port de Mertert, et de puiser nos réserves directement par le biais d'un pipeline, mais cela doit se faire en accord avec le *CEPS*, le *Central European Pipeline Systems*», a indiqué Jeannot Krecké.

En attendant, l'AIE recom-

des tarifs en Europe», a insisté M. Mandil. «Nous allons le faire, mais en douceur», a rétorqué M. Krecké, rendant attentif aux deux mille emplois dépendants de l'essence et aux importantes rentrées budgétaires que cela représente.

Les émissions de gaz à effet de

la colère de l'opposition, lui reprochant de supprimer des emplois en voulant diminuer les subventions. «On aurait pu créer bien plus d'emplois en dépensant moins d'argent, et de plus, la balance de Kyoto serait meilleure!», a lancé, un peu agacé, M. Krecké.

Paris	23-02	Pr'vs	High 2005	Low 2005
ACCOR	35,25	35,4	36,2	31,25
ADECCO N	41,35	40,48	41,9	36,67
AGF	57,5	58,15	58,3	54,8
AIR FRANCE	14,29	14,21	15,14	13,36
AIR LIQUIDE	136,8	137,5	138,1	129,6
ALCATEL	9,94	9,82	11,7	9,36
ALSTOM	0,7	0,71	0,74	0,56
ALTADIS	32,34	32,68	34,5	31,11
ALTRAN TECHNO	8,29	8,3	9,31	7,68
ARCELOR REG.	17,95	17,95	18,58	16,08
AVENTIS	69,8	70,4	71,8	64,1
AXA	19,49	19,71	19,74	17,9
BERTRAND FAURE	65,5	68	74,5	57,9
BIC	41,7	41,99	43,4	36,55
BNP PARIBAS	54,55	54,8	56,45	53,2
BOLLORE	395	400,8	420	316
BONGRAIN	57,5	57,45	57,95	54
BOUYGUES	31,62	31,8	35,24	28,75
BULL	0,64	0,66	0,87	0,48
CANAL PLUS	6,35	6,31	6,5	5,74
CAP GEMINI	26,09	25,87	27,24	22,13
CARREFOUR	39,59	40,19	40,97	34,97
CASINO GP	63,35	63,95	65	58,75
CHARGEURS	33	33	34,5	31,1
CHRISTIAN DIOR	53,05	53,6	54,9	47,9
CIMENTS FRANCAIS	74	74	77,5	68,15
CLARINS	47,2	48,84	48,5	42,2
CLUB MED.	40,2	40,5	41,9	34,68
COHERIS	5,25	5,16	5,57	4,51
COLAS	127,9	125,7	131,5	115
CRCAM PARIS	101,9	102,6	102,9	96,05
DANONE	73,55	74,1	74,5	67,75
DASSAULT AVIA.	530	533	550	441
DEXIA	17,59	17,62	18,15	16,93
DIGIGRAM	5,82	5,95	6,5	4,73
DMC	4,35	4,35	4,68	3,79
EIFFAGE	91,15	90,1	98,35	83
ELIOR	9,11	9,25	9,58	8,24
EQUANT NV	4,27	4,27	4,27	3,3
ERAMET	73,2	74,3	75,5	66,1
ESSILOR INTL	53,75	54,2	59,5	52,3
ESSO	125	124,9	126	110,5
EUR AERO DEFENCE	23,36	23,45	24,6	20,76
EURAFRANCE	67,5	67,55	72,5	61,7
EURO DISNEY	0,13	0,12	0,2	0,1
EUROTUNNEL	0,24	0,25	0,27	0,24
FAURECIA	65,5	66	74,5	57,9
FRANCE TELECOM	23,09	22,86	24,99	22,86
GAL LAFAYETTE	214	213,4	226	184,2
GROUPE PARTOUCHE	16,29	16,1	17,29	14,06
GROUPE STERIA	32,4	32,64	34,3	29,7
GUYENNE GASCO.	88,7	88,8	92,7	84,5
HAVAS ADVERTISING	4,28	4,3	4,47	4,02
HERMES INTL	161,7	162,4	164,8	141,1
HIGHWAVE OPTI.TECH.	0,51	0,53	0,84	0,5
HOLOGRAM	4,7	4,8	5,02	3,91
IMETAL	61,9	62,2	65	61,2
LAFARGE	77,65	77,7	81,4	71
LAGARDERE SCA N	60	60,25	62,75	53
LECTRA	5,5	5,57	5,94	4,91
LIBERTY SURF	2,5	2,45	2,7	2,25
L'OREAL	59,45	59,8	62,2	54,5
LOUVRE N	98,3	98,35	99,5	91,1
LVMH	55,7	56,4	57,75	52,95
LYCOS EUROPE	0,73	0,73	0,99	0,63
M6 METROPOLE TV	21,53	21,87	22,62	20,2
MARIONNAUD PARFUME.	21,52	21,52	27,7	15,68
MICHELIN	52,15	53,4	54,8	45,89
NATEXIS	112,6	113,8	115	100
NETGEM	1,42	1,42	1,69	1,12
NRJ GROUP	18	18,15	18,7	16,1
OBERTHUR CARD SYST.	6,48	6,44	6,95	5,54
OPERA CONSTRUCTION	18	17,9	17,99	13
ORCO PROPERTY GROUP	45,51	45,5	47	34,85
OXYGENE ACETYLENE	122,2	122,2	126,9	110
PERNOD RICARD	109,5	110,5	114,8	104
PEUGEOT	48	50,4	51,4	46,05
PINAULT PRINTEMPS	82,7	83,5	83,95	73,05
PRODUITS CHIMIQUES	10,78	10,99	11,96	9,93
PUBLICIS GROUPE	22,96	23,43	24,55	22,85
RADIALL	61,65	62	74,4	58,8
REMY COINTREAU	31,45	31,49	32,1	29,34
RENAULT	67	67,9	68,6	61,3
REXEL	38,53	38,5	38,59	38,18
RHODIA	1,84	1,87	1,94	1,63
RHONE POUL.	69,8	70,4	71,8	64,1
SAGEM	17,49	17,4	17,7	14,8
SAINT GOBAIN	46,45	47,01	49,25	44,35
SANOFI SYNTHELABO	59,3	59,9	61,2	56,4
SCHNEIDER ELECTRIC	58,7	58,5	61,4	51,15
SCOR	1,58	1,59	1,84	1,38
SEB	87,6	89,25	89,8	78,3
SES GLOBAL FDR	10,48	10,41	10,37	8,8
SETFORGE	38,65	38,7	40,75	28,9
SODEXHO ALLIANCE	23,64	24	24,32	21,81
ST GOBAIN 83 TP-1-		187,9	193,5	182,1
STE GENERAL-A-	79,2	79,7	81,8	74,25
STMICROELECTRONICS	13,34	13,39	14,47	12,38
SUEZ LYON EAUX	20,28	20,43	23,9	18,77
TEAMLOG	2,73	2,77	3	1,98
TECHNIP	131,7	132	136	121,3
TF1	24,41	24,4	26,06	23,91
THALES	34,15	34,3	35,35	33,72
THOMSON	20,16	20,25	20,46	18,08
TOSHIBA CORP	3,24	3,26	3,29	3,05
TOTAL	175,1	176	178,3	158
UFI FRANCE	38,6	38,9	38,98	32,22
UNIBAIL	92,35	91,4	95,7	69,2
VALEO	35,89	36,45	37,3	30,25
VALLOUREC	156,6	160	163,5	100,2
VINCI	109,3	108,3	116,8	98,6
VIVENDI UNIVERSAL	23,71	23,85	25,21	23,23
WAVECOM	4,35	4,09	5,85	4,02
ZODIAC	35,35	36,4	37,5	32,75

Stockholm	23-02	Pr'vs	High 2005	Low 2005

Hongkong	23-02	Pr'vs	High 2005	Low 2005
HANG LUNG PROP	11,85	12,05	12,1	10,35
ASIA SATE TELECOM	14,4	14,4	15	14,35
BK OF EAST ASIA	23,75	23,7	24,4	22,5
C K INFRA	23,5	23,9	24,5	20,15
CATHAY PAC AIRWAYS	14,25	14,55	14,75	13,7
CHEUNG KONG (HLDGS)	73,25	74,5	77,75	69,5
CHINA MERCHANT	4,25	4,25	4,45	3,975
CHINA MOBILE (HK)	24,95	25,45	26,75	23,3
CHINA OVS LD & INV	2,025	2,1	2,15	1,82
CHINA RES ENTERP	11	11	12,3	10,9
CITIC PACIFIC	22,2	22,5	22,5	20,5
CLP HLDGS	44,4	44,5	45	43,4
COSCO PACIFIC	16,6	16,35	17,65	14,05
HANG LUNG GRP	14,05	14,05	15,4	13,1
HANG SENG BK	108,5	107	108,5	103
HENDERS LAND DEV	36,1	38,4	40,7	34,6
HENDERSON INVEST	11,45	11,5	11,65	10,3
HK & SHANGHAI HTLS	7	7	7,35	6,4
HK EL HOLDINGS	35,2	35,4	35,6	34,1
HONG KONG&CHINA GAS	16,3	16,45	16,55	15,2
HSBC HLDG	132	133	133,5	126,5
HUTCHISON WHAMPOA	69,75	70,75	73,25	67,5
HYSAN DEVELOPMENT	16	15,95	16,45	14,3
ING BEIJING INVT	0,2	0,2	0,2	0,15
NEW WORLD DEV CO	7,65	7,75	8,7	7,15
SH INDUSTRIAL	17,55	17,65	18	16
SHANGRI-LA ASIA	10,65	11,3	11,95	10,2
SINO LAND	6,7	6,9	7,75	6,15
SUN HUNG KAI PTIES	72,25	72,75	78,25	69,25
SWIRE PACIFIC -A-	62	62,5	65	53,75
WHARF (HLDGS)	25,8	26	27,3	24,15
WHEELOCK & CO	12,15	12,15	12,8	11,35

Istanbul	23-02	Pr'vs	High 2005	Low 2005
AKBANK	7,45	7,35	8,8	7,15
CIMENTAS	7,45	7,35	[illegible]	[illegible]
EREGLI DEMIR VE CE	6,8	6,75	[illegible]	[illegible]
KOC HOLDING -B-	8,35	8,2	[illegible]	[illegible]
KUTAHYA PORSELEN	26	25,5	[illegible]	[illegible]
TUPRAS	17,1	16,8	17,2	12
TURK HAVA YOLLARI	7,1	7,05	[illegible]	7
YAPI KREDI BANKASI	5,45	5,3	[illegible]	4,12
YAPI KREDI KORAY B	2,23	2,24	[illegible]	1,44

Jakarta	23-02	Pr'vs	High 2005	Low 2005
ANEKA TAMBANG	2175	2125	2250	1720
GUDANG GARAM	16500	16350	17500	13200
INDOCEMENT TUNGGAL	3425	3450	[illegible]	[illegible]
INDO-RAMA SYNTHETIC	690	650	[illegible]	[illegible]

Johannisburg	23-02	Pr'vs	High 2005	Low 2005
AVENG	11,95	11,75	[illegible]	[illegible]
BARLOWORLD	106	106,5	[illegible]	[illegible]
GOLD FIELDS	87,81	69	79,05	[illegible]
HARMONY GOLD MINING	49,46	49,5	58,5	[illegible]
NEDCOR	77,5	77,8	[illegible]	[illegible]
PETRA MINING	0,5	0,5	0,55	[illegible]
SAPPI	78,75	79	[illegible]	[illegible]
SABMILLER	94,4	93,73	[illegible]	[illegible]
TIGER BRANDS	102,5	101,2	104,85	[illegible]
WESTERN AREAS	33,75	33	[illegible]	[illegible]

Manila	23-02	Pr'vs	High 2005	Low 2005
AYALA CORP	8	8,2	8,7	6,8
AYALA LAND	9	9,8	10	7,2
BANK PHILIPPINE ISL	58	58,5	59	57
MANILA ELECTRIC -A-	17,75	17,25	18,25	15,25
MANILA ELECTRIC -B-	26	26,5	26,5	24
PETRON CORP	3,8	3,85	4,18	3,15
PHIL LONG DIST TEL	1360	1415	1460	1310
SAN MIGUEL -A-	57	57,5	59,5	57
SAN MIGUEL -B-	79,5	78,5	81,5	75
SM PRIME HLDGS	8,4	8,5	8,8	7,7

Seoul	23-02	Pr'vs	High 2005	Low 2005
HYNIX SEMICONDUCTOR	14300	15200	16350	11350
KEPCO	27000	26500	28650	25250
POSCO	201500	200000	202500	175500
SAMSUNG SDI PFD	70600	70600	70800	56500
SAMSUNG ELECTRO-M	27450	28300	30200	25250
SAMSUNG ELECTRON	511000	522000	532000	433500
SAMSUNG FIRE & M	79700	79900	84000	76500
SAMSUNG FIRE & M	40500	40200	43000	37500
SK TELECOM	181000	181500	200500	176000

Shenzen	23-02	Pr'vs	High 2005	Low 2005

Marché des changes

Le dollar rebondit après les clarifications de la Banque de Corée

La BCE a fixé le cours de référence à 1,3203 (1,3193) dollar

Le dollar a repris du terrain face aux principales devises mercredi sur le marché des changes, après les clarifications de la banque centrale de Corée du Sud sur la diversification de ses réserves en devises, un facteur qui, la veille, avait fait dégringoler le billet vert.

Le devise américaine a repris 0,7% de sa valeur face à l'euro et 1% face au yen sur la journée.

L'euro qui avait bondi à son plus haut niveau depuis le 11 janvier mercredi durant les échanges asiatiques, à 1,3274 dollar, a reculé jusqu'à 1,3185 dollar vers 17.10 heures. Vers 18 heures, il valait 1,3212.

La Banque centrale européenne a fixé le cours de référence à 1,3203 (1,3193) dollar pour un euro. Au guichet, le consommateur a dû payer mercredi 1,354 dollar pour un euro.

Le responsable du repli de l'euro et de l'embellie du billet vert s'appelle Kang Sun-Sam: ce dirigeant de la Banque de Corée a remis de l'ordre dans un marché des changes chamboulé la veille par l'interprétation qu'ont fait les cambistes d'un document de sa banque centrale. «C'est un quiproquo absolu», a déclaré mercredi Kang Sun-Sam, directeur adjoint responsable des réserves en devises à la banque centrale sud-coréenne. «Nous n'avons aucun projet immédiat de convertir nos réserves en dollars américains en autres devises, telles que le yen ou l'euro», a-t-il ajouté.

La veille, les intervenants s'étaient emparés d'un document où la Banque de Corée laissait entendre qu'elle voulait diversifier ses réserves de devises au détriment du dollar. Ces investisseurs avaient aussitôt interprété ce document comme un nouveau signe de défiance des banques centrales à l'égard du dollar, facteur qui avait fait plonger la devise américaine face à l'euro en 2004. Car si les banques centrales vendent des dollars et achètent d'autres devises, c'est le délicat financement du déficit record de la balance des comptes courants des Etats-Unis qui est sous pression.

«La Banque de Corée (du Sud) a précisé (mercredi) que la diversification de ses réserves de changes n'était pas automatiquement synonyme de ventes de dollars», souligne Derek Halpenny, économiste de la banque Tokyo Mitsubishi. Cette mise au point a douché l'intérêt des investisseurs pour l'euro et les autres devises, d'autant que la banque centrale de Taïwan a fait quelques heures après une déclaration similaire. «Toute cette histoire [illegible]



1 euro au 23 février: 1,3203 US-dollar

[illegible] versification des actifs des banques centrales n'a rien de neuf: depuis plusieurs années, la Banque de Russie et les banques centrales des pays producteurs de pétrole rédéfinissent leurs réserves de changes», poursuit-il. Selon Steven Pearson, d'HBOS, «les observateurs du marché des changes ont fait la vraie raison derrière le recul du dollar: les inquiétudes sur les déséquilibres qui plombent l'économie américaine sont revenues au premier plan avec l'envolée hier des prix du pétrole».

Les cours du pétrole ont bondi mardi à leur plus haut niveau depuis trois mois, en raison de la forte demande mondiale attendue au 2e trimestre et de la vague de froid qui frappe l'Europe. «La brutale progression des prix du brut veut dire que la facture énergétique des Etats-Unis va à nouveau s'alourdir», explique Steven Pearson, ce qui va se répercuter sur les déficits commerciaux et courants qui sont déjà à des niveaux record.

Le dollar a également été dopé par les chiffres de l'inflation aux Etats-Unis. Les prix à la consommation ont progressé de 0,1% en janvier par rapport à décembre aux Etats-Unis, soit moins que les 0,2% attendus par les économistes. Les cambistes restaient dans l'expectative à propos de l'attitude à venir de la Réserve fédérale américaine (Fed) sur sa politique monétaire et attendaient la publication dans la soirée des minutes de la dernière réunion de la Fed.

La Banque centrale européenne a fixé les cours de référence comme suit:

Cours de référence

	23.02.05 1 Euro	22.02.05 1 Euro	21.02.05 1 Euro	25.06.04 1 Euro	24.06.04 1 Euro
Dollar (US dollar)	1,3203	1,3193	1,30551	1,2138	1,2122
JPY (Japanese yen)	138,45	137,42	137,7600	130,84	130,3200
DKK (Danish krona)	7,4416	7,4432	7,4440	7,4320	7,4324
GBP (Pound sterling)	0,69170	0,69130	0,68910	0,66660	0,66810
SEK (Swedish krona)	9,0980	9,0993	9,1300	9,1488	9,1688
CHF (Swiss franc)	1,5389	1,5380	1,5447	1,5146	1,5130
ISK (Icelandic krona)	80,48	80,43	79,90	88,04	88,02
NOK (Norwegian krone)	8,2605	8,2700	8,2855	8,2785	8,3580
BGN (Bulgarian lev)	1,9559	1,9559	1,9559	1,9558	1,9559
CYP (Cyprus pound)	0,5830	0,5830	0,58300	0,58150	0,58150
CZK (Czech koruna)	29,935	29,845	29,922	31,662	31,613
EEK (Estonian kroon)	15,6466	15,6466	15,6466	15,6466	15,6466
HUF (Hungarian forint)	242,14	242,97	243,65	253,00	253,25
LTL (Lithuanian litas)	3,4528	3,4528	3,4528	3,4528	3,4528
LVL (Latvian lat)	0,6960	0,6960	0,6961	0,6552	0,6547
MTL (Maltese lira)	0,4316	0,4315	0,4309	0,4257	0,4259
PLN (Polish zloty)	3,9523	3,9674	3,9877	4,5679	4,5582
ROL (Romanian leu)	36596	36649	36034	40766	40852
SIT (Slovenian tolar)	239,73	239,74	239,7500	239,6400	239,6400
SKK (Slovakian koruna)	37,913	38,045	38,054	39,888	39,938
TRL (Turkish lira)	1,7272	1,7120	2	1813400	1802919
AUD (Australian dollar)	1,6695	1,6639	1,6558	1,7379	1,7412
CAD (Canadian dollar)	1,6271	1,6205	1,6073	1,6348	1,6330
HKD (Hongkong dollar)	10,2982	10,2894	10,1825	9,4657	9,4526
NZD (New Zealand dollar)	1,8215	1,3056	1,7979	1,9107	1,9228

Devises	Cours Comptant au 23/02/05 Achat Eur/Devise	Vente Eur/Devise	Devises	Cours Billets Achat Eur/Devise	Vente Eur/Devise
USD	1,32695	1,31375	USD	1,3540	1,2870
CHF	1,54609	1,53071	CHF	1,5530	1,5250
GBP	0,69586	0,68894	GBP	0,7135	0,6748
CAD	1,63076	1,61454	CAD	1,6900	1,5570
SEK	9,14645	9,05545	SEK	9,4760	8,7290
NOK	8,29723	8,21467	NOK	8,5950	7,9180
DKK	7,47805	7,40365	DKK	7,7470	7,1370
JPY	139,14225	137,75775	JPY	145,7500	131,4000
AUD	1,67946	1,66274	AUD	1,7560	1,5860
NZD	1,82845	1,81025	NZD	1,9130	1,7270
ZAR	7,73915	7,66215	ZAR	9,8000	7,2870

Les cours de change sont donnés sans engagement (communiqué par la Dexia - Banque Internationale à Luxembourg)

Marché monétaire (taux bancaires)

23/02/05	EURO	PSTG	SKR	NOK	SFR
1 mois	1⅞ - 2⅛	4⅝ - 4⅞	1¾ - 2⅛	1½ - 2	½ - ¾
2 mois	1⅞ - 2⅛	4⅝ - 4⅞	1¾ - 2⅛	1½ - 2	½ - ¾
3 mois	2 - 2¼	4¾ - 5	1¾ - 2⅛	1½ - 2	½ - ⅞
6 mois	2 - 2¼	4¾ - 5	1⅞ - 2¼	1⅝ - 2⅛	⅝ - ⅞
12 mois	2⅛ - 2⅜	5 - 5¼	1⅞ - 2¼	1⅞ - 2⅜	¾ - 1

23/02/05	USD	CAD	AUD	NZD	YEN
1 mois	2½ - 2¾	2⅜ - 2⅝	5 - 5½	6⅝ - 6⅞	0 - ⅛
2 mois	2⅝ - 2⅞	2⅜ - 2⅝	5¼ - 5⅝	6⅝ - 6⅞	0 - ⅛
3 mois	2⅝ - 2⅞	2⅜ - 2⅝	5¼ - 5¾	6½ - 7	0 - ⅛
6 mois	2⅞ - 3⅛	2½ - 2¾	5⅜ - 5⅞	6½ - 7	0 - ⅛
12 mois	3¼ - 3½	2⅝ - 2⅞	5½ - 6	6⅝ - 7⅛	0 - ⅛

Communiqué par la Dresdner Bank Luxembourg S.A. (sans garantie)



Dow Jones: +50,03 (+0,47%)
23 février 10661,23 / 22 février 10611,2

Indices boursiers

Europe de l'Ouest		Du jour	Précédent	Variations	en %	Haut de l'année	Bas de l'année
Europe	DJ E Stoxx 50	3028,08	3045,24	-17,16	-0,56	3091,64	2914
Europe	DJ Stoxx 50 P	2879,67	2900,89	-21,22	-0,73	2933,82	2752,12
Amsterdam	AEX		371,05			371,05	347,7
Athènes	Composite		3033,68			3075,21	2742,01
Bruxelles	Bel 20		3112,27			3112,27	2934,7
Dublin	Gen. Index	4698,43	4757,51	-59,08	-1,24	5023,34	4060,57
Francfort	Dax	4310,66	4323,21	-12,55	-0,29	4409,09	4160,83
Francfort	Nemax 50		565,16			NoData	NoData
Helsinki	HEX	6570,48	6648,06	-77,58	-1,17	6679,3	6056,2
Copenhague	KFX	306,97	309,16	-2,19	-0,71	310,64	283,41
Lisbonne	PSI GERAL		2371,84			2379,26	2233,78
Londres	FTSE 100	4988,5	5032,9	-44,4	-0,88	5077,8	4765,4
Luxembourg		1360,9	1357,46	3,44	0,25	1386,51	1277,85
Madrid	IBEX 35	877,26227	9350,3	-8473,037	-0,50	9647,7	8907
Milan	MIB 30	31665	31754	-89	-0,28	32748	30952
Oslo	OBX	877,26227	877,49022	-0,22795	-0,03	886,83919	802,97072
[illegible]	CAC 40	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

c'est beaucoup de bruit pour rien», résume Steve Pearson, économiste au groupe HBOS. -La question de la di-

SGD (Singaporean dollar)	2,1473	2,1474	2,1379	2,0729	2,0746
KRW (South Korean won)	1326,71	1327.08	1335.79	1395.57	1400,88
ZAR (South African rand)	7,6840	7,7113	7,7531	7,6741	7,6491

Paris	CAC 40		4016,75			4016,75	3804,92
Stockholm	OMX		759,25			773,5	10
Vienne	ATX	2579,98	2616,08	-36,1	-1,38	2661,27	2399,25
Zurich	SPI	4387,16	4420,74	-33,58	-0,76	4442,77	4214,03
Europe de l'Est							
Budapest	Budapest	17568,92	17753,55	-184,63	-1,04	17813,52	14553,57
Prague	PX 50		1176,6			1178,3	1031,5
Varsovie	WIG	27793,65	27873,45	-79,8	-0,29	28159,19	24966,02
Asie							
Bangkok	SET		730,56			744,78	671,47
Bombay	Sensitive	6582,5	6589,41	-6,91	-0,10	6719,2	6069,33
Colombo	All Share		1720,44				
Hong Kong	Hang Seng	1813,23	1828,14	-14,91	-0,82	1837,98	1720,86
Jakarta	Composite	1102,926	1099,913	3,013	0,27	1100,365	994,531
Kuala Lumpur	Composite		904,75			940,94	897,13
Manila	PSE	2042,78	2048,24	-5,46	-0,27	2129,51	1811,04
Seoul	Composite	968,43	977,8	-9,37	-0,96	992,46	886,17
Shenzhen	Index B	260,84	258,802	2,038	0,79	259,009	220,478
Singapour	Straits Times	2136,42	2146,73	-10,31	-0,48	2172,93	2061,99
Sydney	All Ord.	4103,4	4138,4	-35	-0,85	4168,8	4030,3
Taipei	Taiw. Weigh.	6121,52	6107,17	14,35	0,23	6183,15	5734,87
Tokio	Nikkei 225	11500,18	11597,71	-97,53	-0,84	11690,49	11212,63
Amérique (cours: 20.00 h)							
New York	Dow Jones	10661,23	10611,2	50,03	0,47	10867,39	10368,61
New York	Nasdaq	2027,47	2030,32	-2,85	-0,14	2191,8	2008,68
New York	S&P 100	568,89	567,25	1,64	0,29	580,08	556,29
Toronto	TSE 300	9677,56	9640,47	37,09	0,38	9729,91	8952,79

Sydney

	23-02	Pr'vs	High 2005	Low 2005
AMCOR	7,18	7,21	7,52	6,97
ANZ BANKING GROUP	21,3	21,58	22,02	20,11
BHP BILLITON	18,44	17,74	18,21	14,83
BILLABONG INTL	13,2	13,58	13,7	11,21
BORAL	6,28	6,6	7,33	6,45
BOUGAINVILLE COPPER	0,59	0,58	0,65	0,37
BRAMBLES INDUSTRIES	7,56	7,65	7,83	6,98
CFS GANDEL TRUST	1,55	1,57	1,69	1,54
COLES MYER LTD	9,2	9,35	9,85	9,03
CSR	2,45	2,47	2,72	2,41
CWTH BK AUSTRALIA	35,63	35,89	37,24	31,92
EAGLE BAY RESOURCES	0,12	0,12	0,13	0,091
GIANTS REEF MINING	0,073	0,074	0,082	0,067
GOLDEN DEEPS	0,1	0,105	0,12	0,1
ILUKA RESOURCES	5,68	5,79	6,64	5,52
LEND LEASE CORP	12,79	13,19	14,24	12,8
NATIONAL AUSTRAL BK	29,2	29,52	30,49	28,61
ORICA	19,41	19,7	20,35	18,96
QANTAS AIRWAYS	3,49	3,49	3,73	3,47
RIO TINTO LTD	45,3	44,4	45,22	38,75
SANTOS	9,02	9,12	9,7	8,33
TOOTH & CO.	0,1	0,099	0,11	0,091
WESFARMERS	38	37,5	41,57	37,5
WESTPAC BANKING	19,15	19,65	20,13	18,71
WMC RESOURCES	7,49	7,77	7,82	7,1
WOODSIDE PETROLEUM	21,55	21,7	21,96	19,87
WOOLWORTHS	14,71	14,82	15,2	14,31

Toronto

cours: 20 h

	23-02	Pr'vs	High 2005	Low 2005
ABITIBI-CONS	6,33	6,37	8,25	6,25
ALCAN	47,7	47,35	51,89	44,65
BALLARD POWER SYS	6,95	7,09	8,15	6,48
BARRICK GOLD	30,84	30,63	30,78	26,54
BCE	29,55	29,44	30,11	28,71
BELL CANADA CRP-A	25,25	25,5	25,65	24,55
BK OF MONTREAL	55,65	56,01	58,09	53,26
BK OF NOVA SCOTIA	40,22	40,12	41,35	38,63
BOMBARDIER INC -B-	2,67	2,59	2,81	2,16
CDN TIRE CORP	79,05	80,75	80,75	68,34
CDN IMPERIAL BANK	70,73	70,08	72,59	67,66
DOFASCO INC	40,4	40,5	45,6	37,41
FOUR SEASONS HOTELS	97,26	97,76	101,9	92,15
IMPERIAL OIL	88,15	87,2	87,4	67,51
INCO LTD	48,66	48,11	49,59	39,32
LUXELL TECHNOLOGIES	0,405	0,4	0,47	0,38
MAGNA INTL -A-	92,64	92,9	99,9	90,51
NATL BK CANADA	50,93	51	52,69	47,7
NORANDA	22,52	22,65	23,18	19,67
NORTEL NETWORKS	3,67	3,55	4,4	3,55
NOVA CHEMICALS	60,15	58,8	59,2	50,88
PLACER DOME	23,42	23,2	23,53	19,92
ROGERS COMM -B-	34,02	33,78	36,2	30
ROYAL BANK CANADA	66,86	67,2	67,68	62,08
SHELL CANADA	84	83,11	84,38	75,32
TALISMAN ENERGY	42,68	42,29	42,78	31,5
TECK COMINCO -B	44,8	44,1	45	32,55
THOMSON	43,18	43,13	44,99	40,3
TORONTO DOMINION BK	49,97	50,11	50,62	48,08
TRANSALTA	18,89	18,85	19,5	18,02
WEYERHAEUSR NON VTG	80,97	80,1	82,64	75,75

Autres Bourses

RIDER 12

Spanish and English version of the remissory letter dated March 29, 2005, addressed to the **Superintendencia de Valores**, enclosing Form for **Inscripción y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas** as of March 31, 2005.

FILE No. 823437

Cali, March 29, 2005

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
020 - Informes de Ejercicio
01 - Solicitud/Presentación
Con anexos

Giving fulfillment to the ordered thing in Resolution 008 of 1993 of the Superintendencia de Valores, I send hastened properly the form for Inscripcion y Actualizacion de Intermediarios of the Registro Nacional de Valores e Intermediarios Personas Juridicas, accompanied with the life leaves of the people who make intermediation, also, we are accompanied Certificate of Chamber of Commerce.

Sincerely,

Harold Abadia Campo
Ejecutive Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

Cali, 29 de Marzo de 2005

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Bogotá, D.C.

Referencia: 002 011 - Corporación Financiera del Valle S.A.
020 - Informes de Ejercicio
01 - Solicitud - Presentación
Con anexos

Dando cumplimiento a lo ordenado en la Resolución 008 de 1993 de la Superintendencia de Valores, le remito debidamente diligenciado el formulario para Inscripción y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas, acompañado con las hojas de vida de las personas que realizan intermediación, así como el Certificado de Cámara de Comercio.

Atentamente,



Harold Abadía Campo
Vicepresidente Ejecutivo


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE COPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA
CALI
PEDRO LUIS CORTES
NOTARIO PRIMERO

RIDER 13

Copy of the above mentioned Form dated March 31, 2005.

FILE No. 623437

ANEXO 1
REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

COD. INTERM. 2011

FORMULARIO PARA INSCRIPCION Y ACTUALIZACION DE INTERMEDIARIOS EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS PERSONAS JURIDICAS

AÑO 2.005

A. INSCRIPCION [ ] B. ACTUALIZACION [X]

1. INFORMACION GENERAL

1.1	DENOMINACION O RAZON SOCIAL :	CORPORACION FINANCIERA DEL VALLE S.A.				
1.2	SIGLA:		1.3 NIT	890.300.653-6		
1.4	DIRECCION	CALLE 10 No. 4-47	1.5 CIUDAD	CALI		
1.6	TELEFONO	898 22 22	1.7 FAX	883 17 66	1.8 A. A.	4902

2. REPRESENTANTE LEGAL, REVISOR FISCAL Y CONTADOR

2.1	REPRESENTANTE LEGAL PRINCIPAL	ALEJANDRO ZACCOUR URDINOLA					
	CARGO	PRESIDENTE		TIPO I.D.	C.C.	NUMERO	16.746.976
2.1.1	PRIMER SUPLENTE	HAROLD ABADIA CAMPO					
	CARGO	VICEPRESIDENTE EJECUTIVO BANCA ESPECIAL		TIPO I.D.	C.C.	NUMERO	19.138.669
2.1.2	SEGUNDO SUPLENTE	AMALIA CORREA YOUNG					
	CARGO	VICEPRESIDENTE ADMINISTRATIVA		TIPO I.D.	C.C.	NUMERO	31.255.466
2.2	REVISOR FISCAL PRINCIPAL	OSCAR DARIO MORALES RIVERA		TIPO I.D.	C.C.	NUMERO	16.204.082
	T.P. No.	3822-T	DIRECCION	CL 10 No. 4-47		TELEFONO	883 70 27
2.2.1	REVISOR FISCAL SUPLENTE	JESUS DARIO LOPEZ		TIPO I.D.	C.C.	NUMERO	16.789.097
	T.P. No.	44361T	DIRECCION	CL. 10 No. 4-47		TELEFONO	883 70 27
2.3	CONTADOR	BENJAMIN ZAMUDIO GARRIDO		TIPO I.D.	C.C.	NUMERO	16.721.355
	T.P. No.	34908-T	DIRECCION	CL. 10 No. 4-47		TELEFONO	898 22 22

3. SUCURSALES Y AGENCIAS

3.1 SUCURSALES

CIUDAD	DIRECCION	TELEFONO	RESPONSABLE	TIPO I.D.	NUMERO

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI CERTIFICO QUE LA PRESENTE COPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION. CALI 27 ABR 2005 PEDRO ... CORTES NOTARIO PRIMERO

3.2 AGENCIAS

CIUDAD	DIRECCION	TELEFONO	RESPONSABLE	TIPO I.D.	NUMERO
Cali Principal	Calle 10 No. 4-15	8982222	Secilia Londoño Zuluaga	C.C.	43.008.485
Cali Norte	Centro Cial Pasarela Local 156	6677117	Olga Milena Florez	C.C.	28.946.492
Cali Unicentro	Local 215	3396482	Nancy Velásquez Gutierrez	C.C.	29.325.196
Bogotá Principal	Cra. 7 No. 33-42	2855945	Jairo Segura Rojas	C.C.	6.773.764
Bogotá Chicó	Calle 93A No. 11-60	6115334	Oscar Andrés Quintero R.	C.C.	79.593.365
Medellin Principal	Calle 16 Sur No. 43A-49	3138844	Jacqueline Carvajal	C.C.	43.436.889
Medellin Centro	Calle 52 No. 45-94	2515455	Jorge Humberto Caro	C.C.	16.617.525
Manizales	Cra. 22 No. 20-43	8973366	Liliana Maria Jurado	C.C.	30.297.542
Barranquilla	Cra. 52 No. 74-56	561016	Biasney Suarez Restrepo	C.C.	22.447.044

FILE No. C2[illegible]3[illegible]

4. OR[illegible]GANIZACION ADMINISTRATIVA

4.1 JUN[illegible]O CONSEJO DIRECTIVO ACTUAL

4.1.1 VIG[illegible]CIA : DESDE MARZO 05 DE 2004 HASTA MARZO DE 2006

4.1.2 MIE[illegible]ROS PRINCIPALES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION		
						FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A
JO[illegible]NAN RINCON GOMEZ	C C	2.905.343	N		N	14	9	1998
EFRA[illegible]LTERO ALVAREZ	C C	14.961.168	N		N	2	9	1998
CAR[illegible]S ARCESIO PAZ BAUTISTA	C C.	14.962.772	N		N	2	9	1998
MARIO SCARPETTA GNECCO	C C.	16.622.150	N		S	3	5	1988
IVAN FELIPE MEJIA CABAL	C.C.	17.185.193	N		N	14	9	1998
ROBERTO PIZARRO MONDRAGON	C C.	19.125.790	N		N	25	4	1986
[illegible]GIO JOSE ARGUELLO ANDRADE	C.C.	19.203.951	N		N	22	5	2003
S[illegible]GO MADRIÑAN DE LA TORRE	C C	2.904.071	N		N	10	5	1999
JO[illegible] HERRERA BARONA (*)	C C	10.719	N		N	23	4	1990

(*) H[illegible] marzo de 2005

4.1.3 MIEMBROS SUPLENTES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION		
						FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A
[illegible]NDRO FIGUEROA JARAMILLO	C.C	8.228.877	N		N	27	8	1998
	-	-	-		-	-	-	-
[illegible]CARLOS SANTANDER PALACIOS	C C.	17.148.251	N		N	6	5	2004
LILL[illegible]CARPETTA GNECCO	C C	31.239.052	N		S	19	4	1999
CONS[illegible]O SCARPETTA GNECCO	C C.	22.393.561	N		S	9	1	1997
CAR[illegible]BERTO GONZALEZ ARBOLEDA	C C	10.097.648	N		N	9	1	1997
	-	-	-		-	-	-	-
AUG[illegible]MARTINEZ CARREÑO	C C	5.556.366	N		N	29	3	2001
ALV[illegible]ORREA HOLGUIN	C C	2.528.039	N		N	26	10	2000

4.2 REP[illegible]ESENTACION LEGAL

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	TELEFONO	SOCIO
	TIPO	NUMERO				(S/N)
ALE[illegible]DRO ZACCOUR URDINOLA	C.C.	16.746.976	Presidente	Calle 10 No. 4-47 P. 23	898 22 22	N
HAR[illegible]D ABADIA CAMPO	C.C.	19.138.669	Vicepresidente Ejecutivo	Calle 10 No. 4-47 P. 23	898 22 22	N
ALM[illegible] CORREA YOUNG	C.C.	31.255.466	Vicepresidente Administrativo	Calle 10 No. 4-47 P. 24	898 22 22	N
ENRI[illegible]E URIBE ORTIZ	C.C	17.198.246	Vicepresidente[illegible]	Carrera 7 No. 71-21	376 56 66	N

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA [illegible]
CALI [illegible]
[illegible] LUIS CORTES [illegible]
NOTARIO PRIMERO

4.3 EMPLEADOS DEDICADOS A INTERMEDIACION

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	CIUDAD
	TIPO	NUMERO			
NIC[illegible]AS BORRERO ANGEL	C.C.	94.370.459	Vicepresidente de Tesorería	Calle 10 No. 4-47, Piso 21	Cali
ALEJ[illegible]DRO CAICEDO JORDAN	C.C.	16.782.603	Director Moneda Extranjera	Calle 10 No. 4-47, Piso 21	Cali
ALO[illegible] ANGEL LOZANO	C.C.	16.799.132	Gerente de Tesorería	Calle 10 No. 4-47, Piso 21	Cali
SANTIAGO ALBERTO SANCHEZ LUBO	C.C.	16.798.036	Trader Moneda Extranjera	Calle 10 No. 4-47, Piso 21	Cali
LORENA SILVA MOYA	C.C.	66.949.785	Trader Deuda Pública	Calle 10 No. 4-47, Piso 21	Cali
LUIS FERNANDO GARCIA ECHEVERRY	C.C.	10.133.816	Trader Moneda Legal	Calle 10 No. 4-47, Piso 21	Cali
JAVIER ALONSO RAMIREZ ESCOBAR	C.C.	16.747.070	Trader Moneda Legal	Calle 10 No. 4-47, Piso 21	Cali
ED[illegible]N LOZANO GARCIA	C.C.	94.486.907	Trader Moneda Legal	Calle 10 No. 4-47, Piso 21	Cali
EDUARDO GARCES MEJIA	C.C.	16.792.233	Trader Corporativo	Calle 10 No. 4-47, Piso 21	Cali
CATAL[illegible]A GALVIS SUAREZ	C.C.	29.568.046	Asistente de Mesa de Dinero	Calle 10 No. 4-47, Piso 21	Cali
JORGE ALONSO RUIZ MORALES	C.C.	76.330.456	Asistte Mesa Dinero Moneda Legal	Calle 10 No. 4-47, Piso 21	Cali

9

FILE No. 823437

4. ORGANIZACION ADMINISTRATIVA

4.1 JUN[illegible] O CONSEJO DIRECTIVO ACTUAL

4.1.1 VIGENCIA : DESDE HASTA

4.1.2 MIEMBROS PRINCIPALES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION		
						FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A

4.1.3 MIEMBROS SUPLENTES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION		
						FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A

4.2 REPRESENTACION LEGAL

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	TELEFONO	SOCIO
	TIPO	NUMERO				(S/N)



COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE [illegible] CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE ME TENIDO A LA VISTA PARA LA CONFRONTACION
CALI,
PEDRO LUIS CORT[illegible]
NOTARIO PRIM[illegible]

4.3 EMPLEADOS DEDICADOS A INTERMEDIACION

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	CIUDAD
	TIPO	NUMERO			
NORMAN CAMACHO DUARTE	C.C.	94 400.408	Trader Moneda Extranjera	Calle 10 No. 4-47, Piso 21	Cali
[illegible] PALOMINO CLAUSSEN	C.C.	29.178.748	Trader Moneda Legal	Calle 10 No. 4-47, Piso 21	Cali
HUG[illegible] [illegible]RAMILLO GOMEZ	C.C.	16 776 020	Trader Corporativo	Calle 10 No. 4-47, Piso 21	Cali
[illegible] MARCELA HERRERA NUÑEZ	C.C.	52.515.789	Trader	Carrera 7 No. 71-21, Piso 9	Bogotá
[illegible] MAURICIO NIETO AMAYA	C.C.	79.939 866	Trader	Carrera 7 No. 71-21, Piso 9	Bogotá
E[illegible] ELIECER BUITRAGO VELASQUEZ	C.C.	79.490 853	Trader	Carrera 7 No. 71-21, Piso 9	Bogotá
[illegible] MARIELA BAYONA LOPEZ	C.C.	51.855.732	Director Mesa Corporativa	Carrera 7 No. 71-21, Piso 9	Bogotá
[illegible] CAROLINA RUEDA GARCIA	C.C.	37.511 234	Trader	Carrera 7 No. 71-21, Piso 9	Bogotá
ANG[illegible] MARIA MATERON ASSERIAS	C.C.	31.477.227	Trader	Carrera 7 No. 71-21, Piso 9	Bogotá
JUA[illegible] CARLOS NAVARRO GUTIERREZ	C.C.	98.558.048	Director Mesa de Dinero	Calle 16 Sur No. 43A - 49	Medellín
MAU[illegible]IO ALBERTO ACEVEDO MONTALVO	C.C.	98.549.402	Trader Mesa de Dinero	Calle 16 Sur No. 43A - 49	Medellín
PA[illegible] ANDREA MEJIA SIERRA	C.C.	43.874.792	Trader Mesa de Dinero	Calle 16 Sur No. 43A - 49	Medellín

FILE No. 023437

CERTIFICO L[illegible] VERACIDAD DEL CONTENIDO DE ESTA INFORMACION

FIRMA [illegible]EPRESENTANTE LEGAL

DOC. I[illegible] NTIDAD 19.138.669

HAROL[illegible] ABADIA CAMPO

NOMBRE REPRESENTANTE LEGAL

FIRMA REVISOR FISCAL

T.P. 3821-T

OSCAR DARIO MORALES RIVERA

NOMBRE REVISOR FISCAL

FECHA DE EL[illegible]BORACION DEL FORMULARIO

D	M	A
29	3	2005

FUNCIONARIO [illegible] SIGNADO PARA SUMINISTRAR INFORMACION ADICIONAL QUE SOLICITE LA SUPERINTENDENCIA DE VALORES

NOMBRE OSCAR CAMPO SAAVEDRA

CARGO SECRETARIO GENERAL

TELEFONO DIRECTO 883 46 14

CIUDAD CALI

PAGINA 3

ANEXOS : INSCRIPCION

- CERTIF[illegible]ADO EXPEDIDO POR LA CAMARA DE COMERCIO, EN DONDE CONSTE LA MATRICULA EN EL REGISTRO MERCANTIL
- ESTAD[illegible] FINANCIEROS DEBIDAMENTE CERTIFICADOS Y SU CORRESPONDIENTE DICTAMEN EMITIDO POR REVISOR FISCAL O POR [illegible]ONTADOR PUBLICO INDEPENDIENTE DE LOS TRES ULTIMOS EJERCICIOS FISCALES

EN CASO DE ACTUALIZACION

- CERTIF[illegible]ADO EXPEDIDO POR LA CAMARA DE COMERCIO, EN DONDE CONSTE LA MATRICULA EN EL REGISTRO MERCANTIL DE FEC[illegible] RECIENTE.

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI

CERTIFICO

QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA [illegible]CION.

CALI 27 ABR 2005

PEDRO LUIS CORTES [illegible]

NOTARIO PRI[illegible]

RIDER 14

Spanish and English version of the communication directed to the **Superintenencia de Valores** informing that the Superintendencia of Banks of Panama granted License the International to the Bank Corfivalle (Panama) S.A..

FILE No. 823437

The Bank Superintendency of Panama granted an International License to Banco Corfivalle (Panama) S.A.

Corporación Financiera del Valle S.A. opened Banco Corfivalle (Panama) S.A., in the city of Panama. The purpose of this new Bank is to offer a larger service and product portfolio to the Corporation´s customers.

The Bank Superintendency of Panama, through Resolution S.B. 214-2004, dated September 2004, granted International Banking License to our affiliate to carry out its corporate purpose.

Corfivalle Bank(Panamá) S.A., will begin its operations next December first.

With this decision, the Corporation will move its banking operation in Bahamas through Cofivalle Finance (Bahamas) Limited to Panama.

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

Infor ación eventual

Nombre de entidad **CORPORACION FINANCIERA DEL VALLE S.A.**

Tema * Decisiones de Junta Directiva

Fecha de recepción : 30/09/2004

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

La Superintendencia de Bancos de Panamá otorgó Licencia Internacional al Banco Corfivalle (Panamá) S.A.

Anexo : [Examinar...]

* Campos Obligatorios

[Aceptar] [Borrar] [Volver] [Salir]



superval@supervalores.gov.co
Última actualización : 16 de mayo de 2002


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA COMPARACION.
CALI, 27 ABR 2005
PEDRO LUIS CORTES
NOTARIO PRIMERO

FILE No. 823437

La Corporación Financiera del Valle S.A. abrió el Banco Corfivalle (Panamá) S.A., en la ciudad de Panamá. El interés de la Corporación con este Banco es prestar una mayor gama de servicios y productos a sus clientes.

La Superintendencia de Bancos de Panamá, mediante Resolución S.B. 214-2004, de Septiembre de 2004, le otorgó la Licencia Bancaria Internacional a nuestra filial para desarrollar su objeto social.

El Banco Corfivalle (Panamá) S.A., comenzará a realizar operaciones a partir del próximo 1°. de Diciembre.

Con esta decisión la Corporación trasladará la operación bancaria que venía desarrollando en la mancomunidad de las Bahamas a través de Cofivalle Finance (Bahamas) Limited a Panamá.


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA AUTENTICACION.
CALI.
PEDRO LUIS CORTES

RECEIVED
2005 MAY -5

RIDER 15

Spanish and English version of the remissory letter dated April 04, 2005 addressed to the **Superintendencia de Valores**, to inform about the transaction by 580 shares of the Corporacion, in favor of Andrés Eduardo Zúñiga Echavarría.

FILE No. 82343 7

Cali, April 04, 2005

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

By means of the present I inform to him that we have registered in our book of Shareholders with Preferential Dividend and without Right to Vote of the Financial Corporation of Valle S.A., the transaction by 580 shares of the Corporation, in favor of Andres Eduardo Zuñiga Echavarria.

The shares were of property of the following people:

Federico Zuñiga Echavarria	290
Felix Mauricio Zuñiga Echavarria	290

The previous registry I am made having in account letters of communication of the shareholders and the original ones of the titulos of shares.

I accompany the annex by Circulating no. 07 of 1998 properly hastened

Sincerely,

Harold Abadia Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

Cali, 04 de abril de 2.005.

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., la Compraventa por 580 acciones de la Corporación, a favor de Andres Eduardo Zúñiga Echavarria.

Las acciones eran de propiedad de las siguientes personas:

Federico Zúñiga Echavarria	290
Félix Mauricio Zúñiga Echavarria	290

El anterior registro se realizó teniendo en cuenta las cartas de comunicación de los accionistas y los originales de los Títulos de Acciones.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI
PEDRO LUIS CORTES
NOTARIO

Licinio Gálvez.

Cali, 04 de abril de 2.005.

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., la Compraventa por 580 acciones de la Corporación, a favor de Andres Eduardo Zúñiga Echavarria.

Las acciones eran de propiedad de las siguientes personas:

Federico Zúñiga Echavarria 290
Félix Mauricio Zúñiga Echavarria 290

El anterior registro se realizó teniendo en cuenta las cartas de comunicación de los accionistas y los originales de los Títulos de Acciones.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,



FAVOR DEVOLVER ESTA COPIA FIRMADA

Harold Abadía Campo
Representante Legal

Licinio Gálvez.

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 580 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 3.500,oo)

MONTO TOTAL TRASPASO:($ 2.030.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Federico Zuñiga Echavarria	16.822.927	290	0,00	0	0,00	Andres Eduardo Zuñiga E.	16.822.111	290	0,00	870	0,01
Felix Mauricio Zuñiga Echavaria	16.821.210	290	0,00	0	0,00						

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): Cartas de venta y aceptación; *Títulos*

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:



COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE COPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA SU CONFRONTACION.
CALI

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19138669 de Bogotá

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

RIDER 16

Spanish and English version of the remissory letter dated April 04, 2005, addressed to the **Superintendencia de Valores** to inform about the approval on the part of the Board of Directors of advancing studies with the purpose of evaluating the viability of an integration between Corporacio'n Financiera Colombiana S.A. and the Corporación Financiera del Valle S.A..

FILE No. 823457

Cali, April 04, 2005

Doctor
CESAR EDGAR RUEDA GOMEZ
Jefe División Registro Nacional
de Valores e Intermediarios
SUPERINTENDENCIA DE VALORES
Bogotá, D.C.

Reference: 002 011 - Corporación Financiera del Valle S.A.
58 - Possible information
01 - Solicitud/Presentacion
Without annexed

The Board of Directors of Corporacion Financiera del Valle in a meeting held today approved to carry out the studies to evaluate the feasibility of an integration between Corporación Financiera Colombiana S.A. and Corporación Financiera del Valle S.A.

For this purpose, the Management was requested to submit a list of possible candidates to carry out the technical studies of the mentioned integration, pursuant to article 62 of the Financial System Organic Statute, for the Board of Directors to appoint the evaluating firm.

Sincerely,

ALEJANDRO ZACCOUR URDINOLA
President

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident



CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, 4 de Abril de 2005

Doctor
CESAR EDGAR RUEDA GOMEZ
Jefe División Registro Nacional de
Valores e Intermediarios
SUPERINTENDENCIA DE VALORES
Bogotá, D.C.

Referencia: 002 011 - Corporación Financiera del Valle S.A.
58 - Información Eventual
01 - Solicitud / Presentación
Sin anexos

Le informo que la Junta Directiva de la Corporación Financiera del Valle en reunión del día de hoy, aprobó adelantar estudios con el fin de evaluar la viabilidad de una integración entre la Corporación Financiera Colombiana S.A. y la Corporación Financiera del Valle S.A..

Para lo anterior solicitó a la Administración presentar una lista de posibles candidatos para la realización de los estudios técnicos de la integración mencionada, de acuerdo con el artículo 62 del Estatuto Orgánico del Sistema Financiero, para que la Junta Directiva designe la firma evaluadora.

Cordialmente,

ALEJANDRO ZACCOUR URDINOLA
Presidente


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
CALI 27 ABR 2005
PEDRO LUIS CORTES
NOTARIO PRI

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

RIDER 17

Spanish and English version of the letter dated April 04, 2005, addressed to the **Superintendencia de Valores**, remitting a copy of the Acts Nos. **012 and 059** corresponding to the General Assembly Meeting of Non-Voting Preferred Stock Holders and General Ordinary Assembly Meeting of Common Stockholders of the Corporación.

FILE No. 823437

Cali, April 04, 2005

Clemente del Valle Borraez
Superintendente de Valores
Santafe de Bogota

Referente	002-011	-	Corporación Financiera del Valle S.A.
	025	-	Information of Assembly – Watched Organizations
	01	-	Request – Presentation With annexed

With the present one we allowed ourselves to send following documents to him:

- Copy of Minute No. 059 corresponding of the General Assembly Meeting of common Shareholders to be held on March 11, 2005.

- Copy of Minute No. 015 corresponding of the Assembly Meeting of Non-Voting Preferred Dividend Stockholders to be held on March 10, 2005.

Sincerely,

Harold Abadia Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.



Harold Abadía Campo
Vicepresident

Cali, 04 de Abril de 2005

Doctor
Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Con la presente nos permitimos remitirle los siguientes documentos:

- Copia del Acta No. 059 correspondiente a la reunión de la Asamblea General Ordinaria de Accionistas de la Corporación efectuada el 11 de marzo de 2005.

- Copia del Acta No. 015 correspondiente a la reunión de la Asamblea de Accionistas con Dividendo Preferencial sin Derecho a Voto de la Corporación efectuada el 10 de marzo de 2005.

Atentamente,




COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE ... CORRESPONDE AL
ORIGINAL DEL ... QUE HE TENIDO A
LA VISTA PARA ... 2005
CALI
PEDRO LUIS CORTES

Harold Abadía Campo
Representante Legal

Angela M. Gómez

RECEIVED
2005 MAY -5 A 9:2
FFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 18

Spanish and English version of the **Acts Nos. 012 and 059** of the General Assembly Meeting of Non-Voting Preferred Stock Holders and General Ordinary Assembly Meeting of Common Stockholders of the Corporation.

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No. 059

In the city of Santiago de Cali, on March 11, 2005, at 2:30 p.m., the General Assembly Meeting of Common Shareholders of Corporación Financiera del Valle S.A., held a meeting at the Cañaveral room of the Intercontinental Hotel de Cali, with previous convoking, pursuant to Article 31 of the By-Laws, through an announcement published on La Republica and El Pais, newspapers issues number 19.714 and 17.117 on February 15, 2005.

The text of such notice reads as follows:

"THE PRESIDENT OF
CORPORACION FINANCIERA DEL VALLE S.A.
IS HEREBY CALLING:

The General Assembly of Non - Voting preferred Stockholders to be held on March 10, 2005 at 4:00 p.m. at the Corporacion Financiera del Valle S.A.'s head office, located at Calle 10 # 4-47, floor 23.

Likewise, the President calls the Common Shareholders and the Non-Voting Preferred Stockholders to the General Assembly Meeting of Common Shareholders to be held on March 11, 2005, at 2:30 p.m., at the Cañaveral room of the Intercontinental Hotel of Cali.

Any Shareholder who may not attend the Meetings, may appoint proxies to represent them through a written notice sent to the Corporation's President, indicating the proxy's name, the individual who may substitute his powers, and the type of shares he represents.

The documents required by the Law are available to the Shareholders ant the Corporation's Secretarys'office.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, February 15, 2005"

Furthermore, on February 15, 2005, each common shareholder was sent, the following notice, at their registered addresses:

"Cali, February 15, 2005

Mr
«F1»
«F2»
«F3»

Hereby I am confirming that the Corporation's Presidency has called a General Assembly Meeting of Common Shareholders to be held next March 11 at 2:30 p.m. at the Cañaveral room of the Intercontinental Hotel de Cali.

Common shareholders and Non-Voting Preferred Stock holders have been notified on this meeting to exercise their corresponding voting right pursuant to the Law and the Regulations governing the issuing of such shares.

Pursuant to provisions of articles 30 and 31 of the by-laws, an announcement of such notice has been 0ublished on February 15, on El Pais and La Republica newspapers, respectively.

In case Shareholders may not personally attend the meeting, they are kindly requested to designate the proxies representing them through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

Please find annexed the power form to be used in appointing a proxy for the Assembly.

Both the Individual and Consolidated General Purpose Balances as of December 31, 2004 and other information required by the Commerce Code, is available to the shareholders at the Secretary's Office, located at Calle 10 # 4-47, Piso 29, CFV's building.

Sincerely,

OSCAR CAMPO SAAVEDRA
General Secretary"

1. QUORUM VERIFICATION

The President asked the Secretary to advise about the number of shares that were present or duly represented and the Secretary said that there were 64.158.342 common shares out of the subscribed and paid 76.725.353 shares of Corporacion Financiera del Valle, and 6.133.031 Non-Voting Preferred Dividend Stocks out of 9.298.994 shares in which the Corporation's capital is divided for this kind of shares, accounting for 83.62% and 65.96% respectively, as follows:

Shareholder	No. of Shares	Proxy	Acting As
Alfredo Londoño Gálvis	5	Alfredo Londoño Gálvis	Propietario
Allojos S.A. en Liquidación	100.000	Miryam Caicedo Rosas	Apoderada
Amalfi S.A.	6.954.584	Mario Scarpetta Gnecco	Rep. Legal
Amparo Garrido de Aristizábal	16.683	Nidia Salazar de Medina	Apoderada

Shareholder	No. of Shares	Proxy	Acting As
Ashe y Cía. S.A.	3.377	Jaime Mafla Tenorio	Apoderado
Bavaria S.A.	84.820	Mauricio Roberto Restrepo	Apoderado
Banco Andino Colombia S.A. en Liquidación	4.758.000	Mario Ruíz	Apoderado
Banco de Bogotá	12.424.633	Nubia Montes de Oca	Apoderada
Banco de Occidente	2.680.163	Gustavo Castillo Varela	Apoderado
Banco Popular	8.009.934	José María Domínguez V.	Apoderado
Cajas Plásticas S.A.	10.181	Mauricio Roberto Restrepo	Apoderado
Cervecería Unión S.A.	16.964	Mauricio Roberto Restrepo	Apoderado
Cesar Octavio Ramírez	14.000	Cesar Octavio Ramírez	Propietario
Cilia Beatriz Saavedra de Tafur	393	Camilo Saavedra	Apoderado
Compañía Mundial de Seguros S.A.	2.842	Juan Fernando Materón	Apoderado
Consuelo Scarpetta Gnecco	20.650	Olga Ligia Perlaza	Apoderada
Corex S.A.	585.521	Rafael Ordoñez Lombana	Rep. Legal
Corporación Autónoma Regional del Valle del Cauca	113.712	Martha Elena Arboleda	Apoderada
Factoring de los Andes S.A.	22.170	Gilberto Castro Monje	Apoderado
Federación Nacional de Cafeteros de Colombia - Comité Departamental de Cafeteros del Valle del Cauca	3.158.454	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros de Colombia - como Administradora del Fondo Nacional	1.205.947	Santiago Pardo Constaín	Apoderado
Federación Nacional de Cafeteros de Colombia - Recursos Propios	2.078.344	Santiago Pardo Constaín	Apoderado
Fogafin	258.048	Nubia Spitia Peñuela	Apoderada
Fondo de Cesantías Porvenir	2.504.571	Gilberto Castro Monje	Apoderado

Shareholder	No. of Shares	Proxy	Acting As
Fondo de Pensiones Obligatorias Porvenir	2.767.522	Gilberto Castro Monje	Apoderado
Fondo de Pensiones Voluntarias Porvenir	1.416.578	Gilberto Castro Monje	Apoderado
Gloria Scarpetta de Piedrahita	646.822	Olga Ligia Perlaza	Apoderada
Industrias de Envases S.A.	1.475.777	Vicente Borrero Calero	Apoderado
Ingenio del Cauca S.A.	55.016	Vicente Borrero Calero	Apoderado
Ingenio Providencia S.A.	5.427.041	Vicente Borrero Calero	Apoderado
Instituto de Inversiones Estratégicas Ltda.	280.947	Miguel Angel Mazariegos Wiedmann	Apoderado
Impresora del Sur	16.964	Mauricio Roberto Restrepo	Apoderado
Inversiones Adelca S.A.	151.000	Miryam Caicedo Rosas	Apoderada
Inversiones Industriales, Comerciales y Financieras S.A.	34.960	Manuel Bernardo Reyes Solarte	Apoderado
Inversiones Ulloza Ltda.	2.737	Miryam Caicedo Rosas	Apoderado
Jaime Moreno Barbosa	1.763.999	Jaime Moreno Barbosa	Propietario
Jorge Alberto Valencia García	3.653	Jorge Alberto Valencia G.	Propietario
Lilly Scarpetta Gnecco	646.984	Olga Ligia Perlaza	Apoderada
Manuelita S.A.	6.634	Isabel Cristina Romero	Apoderada
Mario Scarpetta Gnecco	653.586	Mario Scarpetta Gnecco	Propietario
Miguel Octavio Moreno	1	Jhon Fernando Fernández	Apoderado
Nación Ministerio de Hacienda y Crédito Público	1.811.539	Nubia Spitia Peñuela	Apoderada
Néstor Duque Salazar	212	Néstor Duque Salazar	Propietario
Productora de Jugos S.A.	16.964	Mauricio Roberto Restrepo	Apoderado

Shareholder	No. of Shares	Proxy	Acting As
Promotora Interamericana de Inversiones Ltda.	95.329	Miryam Caicedo Rosas	Apoderada
Tulia Alba de Armenta	132	Carlos Eduardo Armenta	Apoderado
Valle Cement Investments Ltd.	1.828.601	Tania Amaruc Benitez	Apoderada
Zarife Ltda. en Liquidación	31.348	Guillermo Alberto Chaux	Apoderado
Total	**64.158.342**		

Non-Voting Preferred Dividend Shares

Shareholder	No. of Shares	Proxy	Acting As
Alfredo Londoño Gálvis	19.202	Alfredo Londoño Gálvis	Apoderado
Angela Patricia Baquero Romero	3.587	Yesid Antonio Quintero	Apoderado
Claudia Londoño Arango	18.079	Alfredo Londoño Gálvis	Apoderado
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Gilberto Castro Monje	Apoderado
Diego Londoño Arango	20.415	Alfredo Londoño Gálvis	Apoderado
Escolástico Baquero Riveros	20.000	Yesid Antonio Quintero	Apoderado
Eugenio José López Marmolejo	799	Eugenio José López	Propietario
Fondo de Cesantías Porvenir	83.500	Gilberto Castro Monje	Apoderado
Fondo de Pensiones Obligatorias Porvenir	1.455.516	Gilberto Castro Monje	Apoderado
Gabriel Duque Gómez	1.732	Gabriel Duque Gómez	Propietario
Gerardo Javier Correa	55.423	Yesid Antonio Quintero	Apoderado
Instituto de Inversiones Estratégicas Ltda.	740.060	Miguel Angel Mazariegos Wiedmann	Apoderado
Isabel Fernanda Suárez Caicedo	607	Carmen Elena Suárez C.	Apoderada

Shareholder	No. of Shares	Proxy	Acting As
Jaime Moreno Barbosa	434.700	Jaime Moreno Barbosa	Propietario
José Ferney Morales Pérez	86	José Ferney Morales Perez	Propietario
Juan Carlos Baquero Romero	11.000	Yesid Antonio Quintero	Apoderado
Liliana María Londoño Arango	18.079	Alfredo Londoño Gálvis	Apoderado
Luis Mario Mora Vera	86	Luis Mario Mora Vera	Propietario
María del Tránsito Rodríguez	172.225	María del Tránsito Rodríguez	Propietaria
Néstor Duque Salazar	14	Néstor Duque Salazar	Propietario
Rodrigo Vicente Eyerbe Muñoz	1.409	Rodrigo Muñoz Rodrigo V.	Propietario
Rosalba Rodríguez de Ruiz	42	Gonzalo Ruiz Rodríguez	Apoderado
Ruth Méndez Lara	58	Luis Mario Mora Vera	Apoderado
Teresita del Socorro Osorio Jaramillo	16.715	Yesid Antonio Quintero C.	Apoderado
Yesid Antonio Quintero Correa	28.072	Yesid Antonio Quintero C.	Propietario
Total	**6.133.031**		

Therefore, there is quorum to deliberate and make decisions. The meeting is also attended by Mr. Oscar Dario Morales, the Corporation's Statutory Auditor of de Corporation and the Board of Directors Mario Scarpetta Gnecco, Efrain Otero Alvarez and Ivan Felipe Mejía Cabal.

2. ORDER OF THE DAY

The President put to consideration of the Assembly the following order of the day:

1. Quorum Verification
2. Consideration of the order of the day.
3. Appointment of a Commision to study and approve Minute No. 059 on behalf of the General Assembly Meeting of Common Shareholders held today March 11, 2005.
4. Appointment of the Financial Customer Counselorship
5. Statutory Auditor's Fee

6. Board of Directors´ Fee.

7.a. Report from the Board of Directors and the President to the General Assembly Meeting of Common Shareholders.

b. Reading of the Individual and Consolidated General Purpose Balances as of December 31, 2004 and the matching Financial Statements, as well as any complementary information.

c. Reading of reports about the Balances as of December 31, 2004 and the Statements of Results submitted by the Statutory Auditor, as well as any additional information.

d. Reading of annex containing the information required by Article 446 of the Commerce Code on its paragraph 3.

e. Reading of the information required by Circular letter No. 007 of the Bank.

f. Consideration by the Assembly of the individual and consolidated general purpose Balances as of December 31, 2004 and the matching Statements of Results, the Management report and de Statutory Auditor´s fee.

8. Profit Distribution

9. Non-Voting Preferred Dividend Stock Dividends

10. Proposals and Miscellaneous.

To continuation Mr. Jorge Alberto Valencia I solicit to treat the first points 7, 8 and 9 of the order of the day, before points 4, 5 and 6 which was approved by the Assembly. By previous the order of the dayine I am thus:

1. Quorum Verification

2. Reading of the Order of the Day

3. Appointment of a Commision to study and approve Minute No. 059 on behalf of the General Assembly Meeting of Common Shareholders held today March 11, 2005.

4.a. Report from the Board of Directors and the President to the General Assembly Meeting of Common Shareholders.

b. Reading of the Individual and Consolidated General Purpose Balances as of December 31, 2004 and the matching Financial Statements, as well as any complementary information.

c. Reading of reports about the Balances as of December 31, 2004 and the Statements of Results submitted by the Statutory Auditor, as well as any additional information.

d. Reading of annex containing the information required by Article 446 of the Commerce Code on its paragraph 3.

e. Reading of the information required by Circular letter No. 007 of the Bank.

f. Consideration by the Assembly of the individual and consolidated general purpose Balances as of December 31, 2004 and the matching Statements of Results, the Management report and de Statutory Auditor's fee.

5. Profit Distribution

6. Non-Voting Preferred Dividend Stock Dividends

7. Appointment of the Financial Customer Counselorship

8. Statutory Auditor's Fee

9. Board of Directors' Fee

10. Proposals and Miscellaneous.

3. APPOINTMENT OF A COMMISION TO STUDY AND APPROVE MINUTE NO. 059 ON BEHALF OF THE GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS HELD TODAY MARCH 11, 2005.

PROPOSAL No. 1

The General Assembly Meeting of Common Shareholders of Corporacion Financiera del Valle S.A. with the faculties conferred by Article 34 of the By-laws,

RESOLVES:

To appoint a Commission made up by Mrs. Amparo Murillo Betancourt and Mr. Gilberto Castro Monje to study and approve Minute No. 059 from the March 11, 2005 Shareholders' General Assembly Meeting of the Company.

This proposition was approved by all the Ordinary Shareholders, as well as by the Non-Voting Preferred Dividend Stocks

4. a. MANAGEMENT REPORT OF THE BOARD OF DIRECTORS AND THE PRESIDENT TO THE GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS

Mr. Alejandro Zaccour Urdinola read the report jointly submitted by the Board of Directors and the President of the General Assembly Meeting of Common Shareholders, reading as follows:

"2004 MANAGEMENT REPORT

During 2004, the main macroeconomic variables showed a positive behavior as a result of the trust of the agents in the government's economic policy and the favorable investment conditions in emerging markets. In spite of the tax reform removal, the government results to correct unbalances in public finances are encouraging, and the Consolidated Public Sector déficit was 1.2% of the GNP, lower than the initially stated goal agreed with the IMF (2.5% of the GNP).

As of December 2004, the unemployment rate in 13 main cities reached 13%, lower than the one recorded in the same month in 2003 (14.7%). The above reflects a higher use of labor by the private and productive sectors.

The economy's price level showed a decreasing trend, which is the result in part of the exchange rate revaluation, leading to cost reduction of imported goods and pressing down of consumer prices. Therefore, by the end of 2004, inflation was 5.5%, lower than the one recorded in 2003 (6.49%). This allowed to meet the goal established by the Central Bank.

The absence of inflation pressures allowed the Central Bank to supply ample liquidity to the economy and to reduce by 75 points its reference interest rates during the year. The above resulted in stability or low levels of nominal interest rates with respect to historical averages. The nominal DTF showed the same level of 2003 (7.8% annually) in average. On the other hand, due to the inflation reduction, real DTF increased to 1.8% in average throughout the year, higher than the average recorded in 2003 (0.65% annually).


Tasa de Captación DTF E.A. y Tasa DTF Real sobre IPC
Tasa DTF real sobre IPC
DTF E.A.
DTF
DTF real sobre IPC
8.1%
8.0%
7.9%
7.8%
7.7%
7.6%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
02-Ene-04
30-Ene-04
27-Feb-04
26-Mar-04
23-Abr-04
21-May-04
18-Jun-04
16-Jul-04
13-Ago-04
10-Sep-04
08-Oct-04
05-Nov-04
03-Dic-04
31-Dic-04
Source: Central Bank

The economy grew by 3.65% annually (last figure available by the third quarter), boosted mainly by the positive behavior of the construction, production and commerce sectors. Due to the slow growth recorded

during the first quarter of this year (2.46% annually[1]), this indicator was lower than the one expected by analysts. On the demand side, economic growth was due in part to the investment dynamics (gross capital formation), which recorded a 10.2% annual increase from January to September. On the supply side, the construction sector recorded 9.1% annual growth from January to September, followed by commerce and production with an annual 5.0%.



Variación anual del PIB trimestral
(crecimiento real)
9.0
7.0
5.0
3.0
1.0
-1.0
-3.0
-5.0
-7.0
-9.0
2.46
Sep-97
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

Source: DANE

As in 2003, the exchange rate was the variable bearing the highest uncertainty for market agents. Although the Central Bank was actively involved in the exchange market by accumulating international reserves for approximately US$2,900 million, this was not enough to modify the revaluating trend of the Colombian peso with respect to the US dollar. By the end of 2004, the exchange rate reached Col Ps 2,389.75, accounting for a nominal revaluation of 13.98% annually.

The revaluating trend originated in a dollar supply excess in the market, resulting mainly from the following factors: portfolio investment by foreign funds that took advantage of profitability difference, foreign exchange inflow increase, increase of remittances of Colombians living abroad, and higher Direct Foreign Investment.

In 2004, dollar weakness was a global fact. The main currencies in the world such as the Euro and Yen recorded a 7.1% and 4.6% revaluation, respectively. Also, the currencies of the main countries in the region revaluated, i.e. the Brazilian real showed a 8.1% annual revaluation and the Chilean peso a 6.3% revaluation. The above is the result of an increase in capital flows towards the region due to risk reduction and higher profitability. The Emerging Market Bonus Index in Latin America closed at 420 units, lower than the one recorded by the end of 2003 (521 units), showing lower risk perception of international investors towards the region.

Devaluación nominal	P. Chile	P. Colombia	P. México	Real
2002	8.9%	25.0%	13.2%	53.0%
2003	-17.7%	-3.0%	8.3%	-18.2%
2004	-6.3%	-14.0%	-0.8%	-8.1%

Sourcee: Reuters – Cálculos Corfivalle.

[1] By the side of the supply, the moderate growth to the contraction registered in the sectors of mineria and agriculture of 1,75% and 0,12% respectively.

On the other hand, the Real Exchange Rate calculated by the Central Bank was at 121.74 units in December 2004. Although lower than the 2003 figure, this level is much similar than the one recorded in 2002.

In 2004, in spite of the Colombian peso revaluation, the commercial balance recorded a US$856.7 million surplus, higher than the 2003 figure (US$69.9 million). This is the result of exports, US$16,483.1 million and imports, US$15,626.4 million. The above accounts for a 25.9% export annual increase and a 20.6% import annual increase.

Last December 27th, the government, through the Ministry of Agriculture, established a direct financial assistance (the Exchange Rate Coverage Incentive), intended to promote exchange rate coverage instruments by agriculture exporters[3].


DEVALUACIÓN NOMINAL ANUAL
39%
34%
29%
24%
19%
14%
9%
4%
-1%
-6%
-11%
-16%
31-Dic-00
31-Mar-01
30-Jun-01
30-Sep-01
31-Dic-01
31-Mar-02
30-Jun-02
30-Sep-02
31-Dic-02
31-Mar-03
30-Jun-03
30-Sep-03
31-Dic-03
31-Mar-04
30-Jun-04
30-Sep-04
31-Dic-04
ITCR
(Indice de Tasa de Cambio Real)
145
140
135
130
125
120
115
110
105
100
121.74
Dic-99
Jun-00
Dic-00
Jun-01
Dic-01
Jun-02
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04
Source: Central Bank

Financial System

From January to December 2004, the financial entities assets increased by 18.1% reaching Col Ps 114.9 billion. The above is largely the result of a 28.3% growth in investments during the current year, higher by 15.5% annually than 2003.

In the same period, the gross loan portfolio grew by 10.6%, as a result of the favorable rhythm of the economic activity and low interest rates which encouraged lower debt costs. With respect to loan portfolio modality, microcredits recorded the highest growth (48.1%), followed by consumer loan portfolio (31.3%), and commercial loan portfolio (31.3%). On the other hand, the mortgage loan portfolio decreased by 26.4% (5.2% mortgage securitization adjustment).


Cartera Bruta del Sistema Financiero
(excluyendo IOE y cooperativas)
millones de pesos
61,000,000
59,000,000
57,000,000
55,000,000
53,000,000
51,000,000
49,000,000
47,000,000
45,000,000
Dic-00
Mar-01
Jun-01
Sep-01
Dic-01
Mar-02
Jun-02
Sep-02
Dic-02
Mar-03
Jun-03
Sep-03
Dic-03
Mar-04
Jun-04
Sep-04
Dic-04
Crecimiento de la Cartera Bruta del Sistema Financiero
(excluyendo IOE y cooperativas)
15%
10%
5%
0%
-5%
-10%

Source: Bank Superintendency

The growth of the financial sector is based on the freeing of debt from its balances, which resulted in an improvement of the Loan Portfolio Quality Indicator2, reaching 3.28%, a minimum level since 1995, and an increase of the coverage indicator3, reaching 145.88% in December.


Indicadores del Sector Financiero
Calidad de Cartera
Cubrimiento de Cartera
17%
14%
11%
8%
5%
2%
150%
130%
110%
90%
70%
50%
30%
10%
-10%
Cubrimiento de Cartera
Calidad de Cartera
Dic-99
Abr-00
Ago-00
Dic-00
Abr-01
Ago-01
Dic-01
Abr-02
Ago-02
Dic-02
Abr-03
Ago-03
Dic-03
Abr-04
Ago-04
Dic-04

Source: Bank Superintendency

On the other hand, by December, liabilities of financial entities grew by 17.3% throughout the year. The above was encouraged largely by a 29.3% annual increase of the savings accounts balance, followed by a 17% annual growth of the current accounts balance, and lastly a 16.5% increase of Term Certificates of Deposit.

[4] Quality Indicator = Overdue loan portfolio / Gross loan portfolio
[3] Coverage indicator = Reserve / Overdue Loan portfolio


Saldo de Pasivos del Sistema Financiero
(excluyendo IOE y cooperativas)
Crecimiento del Saldo de Pasivos del Sistema Financiero
(excluyendo IOE y cooperativas)
Cuenta Corriente
Cuenta de Ahorros
CDT
Source: Bank Superintendency

In conclusion, during 2004 the financial sector growth was consolidated. The main factors evidencing such growth are: (i) increase of assets, boosted by investment growth, (ii) improvement of quality and loan portfolio coverage indicators.

2004 RESULTS

The results of 2004 were much significant for the Corporation as they reflect the effort made in the last few years. Accumulated net profit amounted to Col Ps 31.170 million as of December 31, 2004, compared to a Col Ps 8.799 loss as of December 31, 2003. On the other hand, total assets amounted to Col Ps 2,331.899 million, with a 7.95% increase compared to 2003, mainly in fixed rent and variable rent investments.


Composición del Activo
En miles de millones
2,160.2
956.9
299.9
805.9
2,331.9
870.3
541.5
821.6
2003
2004
Activo
Cartera Bruta
Renta Fija
Inversiones Renta Variable

CORPORATE BANKING

The Corporation's gross loan portfolio which focuses on commercial loans, accounts for 2.3% of the total commercial loan portfolio of the financial system in the country. By December 2004 the gross balance amounted to Col Ps 870,344 million, showing a 9.05% decrease with respect to 2003. Presently, the Corporation's loan portfolio quality (overdue loan portfolio / total loan portfolio) is 2.1% with respect to 3.3% as the system average, and a coverage indicator (provisions / overdue loan portfolio) of 506.2%, while the whole

system obtained 145.88%. With these results, more than 88.0% of our loan portfolio is productive and only 12% is rated as qualified loan portfolio.


Evolución de la Cartera de Créditos
Dic-04
2003
2002
2001
2000
0.0%
20.0%
40.0%
60.0%
80.0%
A
B
C
D
E

With respect to our deposits, the results were highly positive, with a 21.2% increase in the volume of deposits compared to the previous year. It should be noted that the Corporation increased its non traditional products such as savings accounts and certificates of deposit. Bonds showed a 19.13% increase with respect to the 14.14% of Banks and Financial Corporations.

Crecimiento Dic 04 Vs. Dic 03	CFV	Sector (CF y Bancos)
CDTS	20.39%	12.07%
BONOS	-97.85%	35.23%
Subtotal	**19.13%**	**14.14%**
CDATS	100.00%	26.58%
CTAS AHORRO	85.69%	26.18%
TOTAL	**21.20%**	**20.80%**

TREASURY

Year 2004 was a good year for the treasury business, with a net income before provisions of Col Ps 33,212 million , 16.53% above the annual budget.

In the peso fixed rent market we ranked fifth in the public debt market creators Ranking with a 9% share in the primary market and 10% in the secondary market. We have focused on increasing this share , and for this purpose we are searching for increasing synergies with the Corporation´s investment banking area.

In the foreign money and derivative market we maintained our leadership in the spot, forwards and option peso /dollar operations with a derivative portfolio amount of US$1,500. Our share in the spot market was 20.5%, 10.5% for the forwards and over 35% in peso/dollar options.

With the active presence throughout the year of Casa de Bolsa and based on the great joined effort of Treasury, we are developing distribution channels that shall be critical to increase our Capital Market share.

INVESTMENTS

Pursuant to our strategies, we have noticed that in December 2004 the investment portfolio increased by 6.6% from Col Ps 807,164 million in 2003 to Col Ps 860,594 in 2004, increasing our share in the infrastructure sector by 46.7% compared to 43.72% in 2003. On the other hand, non strategic investment sales for the Corporation took place, such as, the sale of our share in Cementos del Valles S.A, Cementos Paz del Río S.A., Davivienda, Tablemac S.A and Fabricado S.A.


Dic/04 - $860.598 Millones
Infraestructura 46.7%
Otros 3.1%
Quimico 11.2%
Alimentos 7.5%
Financiero 0.8%
Tecnologia 0.1%
Inversores 0.4%
Agroindustrial 9.3%
Cemento 0.0%
Filiales 11.1%
Hotelero 9.8%
Incluye Fideicomisos de Inversión

Another significant move is the materialization of the operation with our share in Central Hidroeléctrica Betania S.A ESP (Betania) where Endesa España, through an amicable conciliation, transferred to Corfivalle 3.81% of Empresa de Energía de Bogotá S.A ESP (EEB) and the Power Substation located at Betania; and Corfivalle in turn, surrenders to Endesa España all its share in Betania.

It should be noted that Empresa de Energía de Bogotá S.A. E.S.P. (EEB), is one of the largest and most important Companies in the country whose assets amounted to Col Ps 5.823.104 million in December 2004. Some of its most important investments are: Emgesa S.A. E.S.P., the main power generating company in the country, Codensa S.A. E.S.P., the largest power distributor in Colombia, with over 2 million customers, Gas Natural S.A. E.S.P., the natural gas distributor for Bogotá and its power transmission business in Bogota and Peru.

On the other hand, a significant ongoing increase has been recorded by "dividends" and "other income" generated by other companies in the portfolio, which amounted to Col Ps 34,569 million by 2003 and Col Ps 54,513 million by 2004. (Another significant fact is the distribution of extraordinary dividends from EEB which are the reserves of "Law 211" and from the "investment in productive asset expansion").


Dividendos Portafolio
y Otros Ingresos
13,027
31,081
34,314
34,569
54,513
2000
2001
2002
2003
2004

Incluye Fideicomisos de Inversión

Finally, it is worth to mention that the Corporation made the decision of provisioning its exposition in CI VALLE TRADE S.A as a result of the economic situation of this company.

INVESTMENT BANKING

This Vicepresidency closed operations in the capital markets for 1 billion Colombian pesos and it also

structured syndicated loans for Col Ps 242 millions. The total amount of structured transactions throughout 2004 is 1.3 billion Colombian pesos, maintaining a leading position in the Capital Market of the country.

In addition, throughout 2004 the Investment Banking Vicepresidency attained a significant share in the consulting area for public and private companies, which is reflected in a higher share of this income in the total income of the area.

A closer relationship was gained among the different areas of the Corporation leading to an increase in our product cross sale. Also, our customer base of small and medium size companies increased providing them advisory services to enter into the financial market and in project and investment evaluation.

The execution was successfully carried out in all our business areas, which allows to consolidate Corfivalle as the main Investment Bank in the country. Some of the most important operations are:

Project Finance:

- Assistance to the National government in assigning the operation of Pereira mass transportation system buses. The amount of the concessionaire investment is Col Ps 38,000 million.

Loan syndication:

- Structuring and placing of a syndicated loan for Megabus for Col Ps 45,000 million.
- Structuring and placing of a syndicated loan for Petrotesting with the local banking for Col Ps 40,000 million.
- Structuring of a syndicated loan for ISA Bolivia with the multilateral banking for Col Ps 54 million.
- Structuring of a syndicated loan for Alquería with the local banking for Col Ps 30,000 million.

Bond Subscription and Placing:

- Structuring and placing of a bond subscription for Surtigas for Col Ps 60,000 million.
- Structuring and placing of a bond subscription for CAF for Col Ps 272,220 million.
- Placing of a mortgage loan portfolio structured bond subscription (Tech I and II) for Titularizadora de Colombia for Col Ps 329,051 million.
- Placing of bond subscription for ISA (Tranches I, II y III) for Col Ps$358,865 million.

Mergings and Acquisitions:

- Advisory services were provided to a telecommunications company and aggregated value in valuating and structuring the company's sale.

Throughout 2004, Corfivalle's Economic Research Department maintained its leading position as economic and financial information leader in the main specialized written and electronic communication media, through periodical issues, macroeconomic projections and Corfivalle Financial Advisory Services.

The issues prepared[4] by the Department are a point of reference for the main market agents. Also, periodic issues came out throughout the year about the Colombian economic situation through different conferences addressed to our customers at Corfivalle's main regional branch offices.

Corfivalle's Economic Forum issued its IV edition becoming a recurrent event demanded by economic analysts in the country.

FINANCIAL AFFILIATES

Leasing del Valle S.A. C.F.C. By the end of the fiscal year, a 43% increase was recorded in the balance of Net Assets under Leasing, from Col Ps 207.057 million in December 2003 to Col Ps 296.323 million by the end of 2004.

The profits of this entity amounted to Col Ps 7.227 million, higher by 70% than the Col Ps .255 million obtained in December 2003. The equity capital closed at Col Ps 31.469 million with a 20% increase with respect to Col Ps 26.300 million recorded by the end of 2003. The solvency indicator was 10,96%, compared to the minimum required legal level of 9%.

With respect to the growth experienced by the company and its positive results, at the August 2004 assembly, a capitalization of the company for Col Ps 3,776 was approved, through dividend distribution in stock over its profits during the first semester of the year.

The Leasing Portfolio behavior is developing properly; in such a way that its growth does not modify our risk quality standards. As of December 2004, the weighted overdue loan portfolio was 3.74% with respect to a sector that shows a 3.6% level.

Thanks to the excellent results given by the company throughout the year, in September the risk rating firm Duff and Phelps Colombia, increased the risk rating of the company's long term debt from AA (Double A) to AA+ (Double A plus). On the other hand, the short term debt maintained a DP1 High Level.

Fiduciaria del Valle S.A. The behavior of Fiduciaria del Valle during 2004 showed an important growth of 23% in operational income with respect to the same period in 2003. The income from commissions and fees for the 2004 fiscal year amounted to Col Ps 11.231 million, compared to Col Ps 9.113 million in 2003, showing a clear sign of Fiduvalle's strengthening in its two main business lines, investment trust and management trust.

By 2004 a significant positioning was attained as fund trusting company, closing the year as the second trust company in managing fund resources with an average volume of Col Ps 746 thousand million among its FCO Value Plus Funds, FCE Rent Plus and FCE Multiplicar. In the Management Trust business, 2004 ended with an amount of trusted assets value of Col Ps $3.97 billion, accounting for a 25% increase with respect to 2003, allowing Fiduvalle to be among the first four trust companies in the country in this line of business. Fiduciaria obtained Col Ps 1,635 million in net profits in 2004.

[4] Weekly Economic Strategy, the Public Debt Monthly report, the Quarterly Macroeconomic report, Macroeconomic Projections, among others.

In addition, it is important to note that during 2004 the 2/AAA rating was ratified for the Value Plus and Rent Plus Funds, granted by Duff & Phelps Colombia in market risk and loan risk. Also Fiduciaria del Valle is proud of having obtained the ICONTEC ISO 9001:2000 certification for its quality effort.

In 2005 Fiduciaria del Valle will continue its strategy of strengthening the Investment trust businesses, and for this purpose it is planning to enlarge its fund family, focusing on satisfying diversifying needs of our customers portfolio. In the Fiducia de Administración business area, structured trusts will be implemented as payment sources for customers receiving loans from Corporación Financiera del Valle.

Cofivalle Finance (Bahamas) Limited In 2004 the Corporation was approved a new international banking license in the Republic of Panama. Operations will begin on December 15, 2004 as Banco Corfivalle(Panama) S.A., simultaneously with winding up of Corfivalle Finance (Bahamas) Limited.

The objective of moving our Off-Shore Bahamas bank to Panama, was due mainly to the desire of improving our customer product portfolio, with a physical presence and to optimize the operating expenses required in maintaining our operation in Bahamas.

This fiscal year still shows the positive trend of previous years, obtaining a net profit of US $498.855, with an equity of US $6.757.849

We keep our commitment of maintaining equity soundness and particularly, offering our customers the necessary confidentiality in order to service them as their Offshore Bank.

By 2005 Corfivalle (Panama) will face the challenge of beginning operations, and at the same time it will take advantage of the Panamanian financial system to enter new businesses into its customers´ portfolio.

MAIN REGULATORY MEASURES

a) Solvency Ratio:

The Solvency Ratio was positively affected by the Corporation´s profits and the becoming in force of Decree 2061 dated June 24, 2004, issued by the Ministry of Treasure that modified the weighting percentage in weighted averages per risk level to valuations and inflation adjustments of non-monetary assets. Therefore, the solvency indicator went from 11.97% in December 2003 to 14.06% in December 2004, showing a 17.46% variation.

b) Loan portfolio and investment risk evaluation :

During 2004, and pursuant to the Bank Superintendency provisions, we continue with the model calibration process to calculate Expected Losses, as provided by SARC. In addition, Databases were updated with the results of the Corporation´s customers, which is the basic input for the model operation.

Taking advantage of the possibility of submitting an internal model for evaluating, rating and provisioning variable rent investments, the Corporation has developed a model called SARIN, which has been submitted to the Bank Superintendency, which is under test and calibration process, as well as SARC.

c) Fixed rent and foreign currency valuation

Pursuant to the Bank Superintendency provisions, throughout 2004 several adjustments were made in the sense of valuating and accounting for the fixed rent and foreign currency operations.

Following the instructions of External Circular Setter 3, 2004, the conversion to market value pesos of foreign currency denominated bonds is based on the TRM calculated on the basis of the valuation day (T01) and not on the basis of the one in force (T-1). In addition, this circular letter established that fixed rent bonds are valuated at their acquisition cost on the date they are purchased.

On the other hand, External Circular Letter 6, 2004 indicated that the exchange rate to be used to restate pesos in the financial statements, and to valuate derivatives in foreign currency is the one calculated on the restatement and/or valuation day, and not the one in force. Therefore, the necessary adjustments were implemented in the Corporation´s systems.

In addition, following the instructions of External Circular Letter 12, 2004, the necessary technological and accounting adjustments were made in order to valuate cash operations, and detecting market and counterpart risks associated to the same.

d) Taxes:

In 2004, the last tax reform or Law 863, 2003, became effective. This law maintained the government provisions related to eliminating some exemptions and untaxed income, thus increasing the quantity of income tax payers.

Also, the government is trying to obtain additional resources on a temporary basis by creating two additional taxes and increasing the Financial Movement Charge or 4/1000. Following is a list of the most relevant issues of Law 863, 2003:

For 2004 to 2006 inclusively, the Equity Tax and Income Tax Surcharge were created:

- Equity tax: This applies to individuals owning at least Col Ps 3,000 million assets. This is an obligation that is reported independently and it has a 0.3% charge.

- Income Tax Surcharge: This is 10% of the liquidated net income tax. For 2004 a 50% prepayment of the liquidated surcharge was established, based on the 2003 reported value.

In addition to these taxes, the tax fee on financial transactions increase from 3/1000 to 4/1000, which accounts for a 33%. This increase shall be in force until 2007.

TECHNOLOGY

Corporación Financiera del Valle:

Some investments were made in updating and modernizing computer equipment in order to improve information reliability, timeliness and safety. Some of the most relevant are: Windows network safety project, changing an as/400 central equipment for a better technology, updating of Windows 2000 to Windows 2003 Server, implementing new communication schemes, improving financial services contingency, acquiring a specialized switchboard to manage money desks and new voice recording equipment with state-of-the-art technology for money desks.

With respect to projects and software implementation, the Loan Portfolio and Guaranties application was completed, SARC solutions (Loan Portfolio Risk Management System) and SARI (Investment Risk Management System) were updated. In addition to beginning the development of SARF (Trust fund Risk Management System), a solution to support the competencies evaluation process was built, the mounting of the first phase of the profitability module per customer was completed. In the Treasury area, a specific solution was acquired to manage treasury risk. Finally, it should be noted that the construction of a new Transactional Internet solution was initiated.

Leasing del Valle:

Investments were made in updating workstations, and the Ibague and Bucaramanga offices were remodeled. The switchboard was removed and integrated to Corfivalle´s central switchboard.

With respect to the software development activities, some modifications were made pursuant to external circular letters 022 and 274 from the Bank Superintendency and Superintendencia de Valores, respectively, stabilization of the Imports module, implementation of the Insurance module integrated to the company´s transactional system, updating of the SARC solution and installation of the Company´s Financial Obligations management solution.

Fiduciaria del Valle:

In the information systems projects, some modifications were made in order to support Circular letter 32 "T0" from the Bank Superintendency, implementation of a Guarantee Trust Fund, installation of the Accounts Receivable and Provisions module in its two first phases and completion of the Cash and Banks solution.

Casa de Bolsa:

The reactivation process of Casa de Bolsa was supported, this included mounting of a new solution for Stock operation recording.

Banco Panama:

The mounting of the Panama office was completed, including equipment infrastructure, communications to interact with the head office and operation software installation and information automation for the Panama Bank Superintendency.

MANAGEMENT

During 2004, the expense efficiency and control policy continued, carrying out several saving campaigns. Overhead costs in 2004 were in general reduced by 11.9% with respect to 2003. Also, an improvement was obtained in the management efficiency index (Recurrent management expenses / Average assets), with a 1.36% level in 2004, compared to 1.52% in 2003.

Integral Performance Evaluation and Competency Management processes were implemented, in order to consolidate a practice inside the organization allowing to review the contribution of the members with respect to organizational expectations and corporate objectives. This also helps to encourage better leadership practices based on feedback and coaching among the associates.

With respect to copyright rules, the Corporation is up-to-date in software licensing and has established internal policies and procedures to follow-up existing facilities.

In the juridical area, the Corporation has observed legal provisions issued by control agencies and statutory rules.

The Corporation has followed legal and internal procedures established and approved by the Board of Directors.

With respect to the processes where the Corporation participates, these are taken care of with due diligence, following the legal standards and procedures.

On the other hand, the operations carried out with partners and managers record assets for Col Ps 21,833 million, accounting for 0.94% of the entity's total assets. The conditions of such operations do not differ from the ones made with third parties.

Pursuant to article 47 law 222, 1995, it is hereby certified that from the balance closing up to the date of this report, no event that may affect the normal operation of the Corporation has occurred.

2005 PERSPECTIVES

By 2005, the Colombian economy is expected to maintain its current growth, with a 4% annual rate. The increase of consumer expectation indexes and of power demand result in positive expectations in private consumption in 2005, becoming a key driving element of economy, taking into account that it accounts for about 60% of the total GNP.

The high liquidity environment and low inflation pressures allow for a little restrictive monetary policy that maintains interest rate stability, encouraging loan portfolio growth. This is a key factor to expect an investment and aggregate consumption increase. On the other hand, the country's security condition and political stability will continue being a driving factor to gain internal and external investor trust.

Throughout 2005, the approaching enforceability of the free trade treaty with MERCOSUR and the completion of the free trade treaty negotiations will lead to better business opportunities and opening to new markets for Colombian companies. This fact will certainly encourage private investment growth in order to increase installed capacity in different industries to be able to compete in the new economic environment. The investment promotion and execution in the infrastructure industry by the government and the private sector shall be a key factor to support our competitiveness.

The key risk factor for the 2005 economic growth will be the management of fiscal unbalances by the government. The challenges to be faced by the government in this sense are difficult and will have to focus its efforts on the following issues: increase of deposits and increase of evasion control by DIAN, public expense reduction, which is certainly a complex task in a pre-electoral year and increase of financial capacity through strategies that may be established by the General Public Loan Direction. The above will be necessary for the government to maintain the investors trust, complying with the fiscal adjustment program that has been underway for several years.

Undoubtedly the trust of the shareholders has been a key factor for the results obtained by Corfivalle Group. Thanks to the support of the shareholders in this permanent challenge, we are able to develop a sound entity that continues offering benefits to the region and the country. We are thankful to our Board of Directors and to all Corfivalle Group personnel for its dedication and great effort which were critical to overcome the stated objectives.

ALEJANDRO ZACCOUR URDINOLA
President"

The Board of Directors members accept and approved this report."

Following, the President presented the operations carried out by CFV and its affiliates, which are included in the 2004 balance and financial statements, and are detailed on note # 30.

4. b. READING OF THE INDIVIDUAL CONSOLIDATED GENERAL PURPOSE BALANCE AS OF DECEMBER 31, 2004 AND THE STATEMENTS OF RESULTS, AS WELL AS THE COMPLEMENTARY INFORMATION REQUIRED BY THE BANK SUPERINTENDENCY.

Following, the President asked the Secretary to read the Individual and Consolidated General Purpose Balances as of December 31, 2004 and the matching Statements of Results, as well as the complementary information required by the Bank Superintendency:

4. c. READING OF REPORTS ABOUT THE BALANCES AS OF DECEMBER 31, 2004 AND THE STATEMENTS OF RESULTS SUBMITTED BY THE STATUTORY AUDITOR, AS WELL AS ANY ADDITIONAL INFORMATION.

Mr. Oscar Dario Morales, CFV's Main Statutory Auditor read the reports submitted by the Statutory Auditor of the CFV's consolidated Financial Statements:

4. d. READING OF THE ANNEX CONTAINING THE INFORMATION REQUIRED BY ARTICLE 446 OF THE COMMERCE CODE, PARAGRAPH 3.

In conformance with provisions of Article 446 Paragraph 3 of the Commerce Code, the Corporation's Board of Directors and the President advise the shareholders that during the year ending on December 31, 2004, the following expenditures were made:

(The values are given in thousands of Colombian pesos, except capital conformation)

➢ Salaries to directors and Bonuses to directors	2,844.101
➢ Fees to the Board of Directors	144.900
➢ Fees to Independent Consultors	1.553.925
➢ Travel expenses	165.080
➢ Donations made by the Corporation	5.723
➢ Advertising and publicity	965.199
➢ Public relationships	153.622
➢ Transportation	673.558

- Deposits of the CFV abroad by the end of the fiscal year amounted to US$219.588.94 and Col.Ps $524.762.
- Foreign currency liabilities by the end of the fiscal year amounted to US$41.964.228.89 and Col.Ps $100.284.018.
- The CFV's investments as of December 31, 2004 were the following:

Corporations and partnerships	731.971.190
Foreign financial entibies	21.023.199
Liquid asset investments	512.620.342
Obligatory investments	19.926.406

➢ The Corporation's net worth as of December 31, 2004 was made up as follows:

Number of Shares	Net Worth	Colombian Pesos
Authorized	100,000,000	1.000,000,000
To be subscribed	13,975,653	139,756,530
Subscribed and paid	86,024,347	860,243,470

➢ Contingent and memorandum accounts as of December 31, 2004 amounted to Col.Ps $10.146.954 million.

4. e. READING OF THE INFORMATION REQUIERD BY CIRCULAR LETTER No. 007 OF THE BANK.

Pursuant to provisions of External Circular Letter No. 007, 1996 by the Bank Superintendency and by reason of the functions of the Audit Committee, following are the main activities carried out by the mentioned committee throughout 2004:

- To knew and evaluate the Financial Statements of Corporación Financiera del Valle as of December 31, 2003 submitted by the Statutory Auditor, as well as the Financial Statements of the same year compared to the previous year.

- To confirm the Statutory Auditor´s opinion with respect to the entity´s internal control measures sufficiency and adequacy, to be submitted to the Shareholders General Assembly. (article 209 C. of C.)

- To supervise the report on Works developed and evaluated by the Committee during 2003.

- To approve the work schedule to be develop by the Controllership and knew the Statutory Auditor´s work schedule for 2004.

- To know the Works carried out by the Controllership related to the SARC developed throughout 2004.

- To supervise the audit´s functions and activities, and evaluated the sufficiency and effectiveness of internal control reports in the following subjects:

    - Follow-up on SARC, SARIN and CARTERA development projects
    - Confirmation of Certificates of deposits, Bonds and Loan Portfolio balances .
    - System Safety and Applications
    - Participationg bond investments
    - Payroll
    - Taxes
    - Loan Portfolio

- Trusted rights
- Private Banking
- Asset Laundry prevention procedures
- Fixed Rent and Derivative Investments
- Investment purchase-sale
- Bank conciliations
- Legal controls: obligatory investments in TRD and Finagros, legal adjustment, net position, Repos and interbankings and desposit insurance)
- Evaluation of the internal control system of the companies: Grupo Pajonales, Hoteles Estelar S.A., Procesal S.A., Invervalle (presently Valora S.A.) Lloreda S.A., Casa de Bolsa S.A. and Banco Cofivalle Bahamas Ltd. and Banco Panamá.
- Evaluation of the asset laundry prevention system by Citigate Global Intelligence.
- Evaluation of compliance with risk management policies and procedures in Treasury operations

- To verify the measures taken by the Management with respect to the subjects stated, and resulting from suggestions and recommendations.

- To know the activities of the Statutory Auditor, evaluate his reports´ sufficiency and effectiveness, and verify the measures taken by the Management related to the stated topics and resulting from the suggestions and recommendations.

- To know and evaluate the Compliance Official´s reports prepared during 2004.

- To know and evaluate the Bank Superintendency inspection repots and requirements made during 2004.

- To know the Corporation´s Portfolio and Provisions Evaluation and Rating.

- To know the updated version of SIPLA Policies and Procedure Manual, as well as the content of External circular Setter 34 and 40 of 2004 from the Bank Superintendency.

4. f. CONSIDERATION BY THE ASSEMBLY OF THE INDIVIDUAL AND CONSOLIDATED GENERAL PURPOSE BALANCES AS OF DECEMBER 31, 2004 AND THEIR MATCHING STATEMENTS OF RESULTS.

Before submitting the Financial Statements to the consideration of the Shareholders, the Secretary read the written communications 2005005879-6 and 2005005879-7 through which the Bank Superintendency considered that the Financial Statements of the Corporation could be submitted to the consideration of the General Assembly Meeting of Common Sharehodlers and authorized its publication.

The President submitted to consideration of the Shareholders the General Balance and the Statement of Results already read and asked whether they needed additional information.

Upon giving all the requested explanations, the Assembly President, Mr. Alejandro Zaccour, asked the Shareholders whether they would approve the Financial Statements. The Assembly approved the following proposition:

PROPOSITION No. 1

The Shareholder's General Assembly Meeting of Corporacion Financiera del Valle.

RESOLVES

To approve the Individual and Consolidated General Purpose Balance Sheet as of December 31, 2004 and its matching Statement of Results, as well as the Management and Statutory Auditor's report.

The previous proposition was approved with the favorable vote of 62.837.122 shares, since from the total of the shares represented in the meeting, it abstained to vote Mr. Mario Scarpetta Gnecco, owner of 653,586 shares and the representative of the Mrs. Consuelo Scarpetta Gnecco, owner of 20,650 shares and Lilly Scarpetta Gnecco, owner of 646,984 shares, that being Directors of the Financier abstain to approve with their own shares the accounts of the Administration. Also this proposal was approved by the 6.133.031 Non Voting Preferred Dividend stocks.

5. PROFIT DISTRIBUTION

The Shareholders' General Assembly Meeting approves the following project consisting on wiping out losses and paying the dividend in cash.

Profits		31,169,729,319,31
Liberate Reserve following Assembly provision		65,605,782,00
Liberate Reserve under Law 75, 1986		311,792,000.00
Liberate Reserve for Investment valuation		1,123,325,860,03
Total available to the Assembly		32,670,452,961,34
Wiping out Accumulated Losses (1)	25,291,701,222.34	
For paying Dividends in Cash (2)	7,378,751,739,00	
Total Assumed	32,670,452,961,34	32,670,452,961,34

1. In order to wipe out losses from previous accounting periods of Col Ps 25,291,701,222.34, an equivalent amount from the 2004 accounting period is approved to be taken.

2. The decreed cash dividend is Col Ps 793,50 for the 9.298.994 outstanding non-voting preferred dividend stocks subscribed and paid as of December 31, 2004, corresponding to the accumulated and payable dividend for each one of the 2000, 2001 and 2002 fiscal years for Col Ps 356.25, Col Ps383.50, and Col Ps53,75, respectively.

The payment of dividends per share shall be made as follows: Col Ps $198,00 on March 30, Col Ps 198,00 on June 30, Col Ps198,00 on September 30, and Col Ps 199,5 on December 26,, 2005, to the shareholders recorded on the Corporation's shareholders book, by the time each payment is required, pursuant to External Circular setter No. 13, 1998 and Circular Letter No. 06, 1999 issued by Superintendencia de Valores.

The dividends to be paid to the Shareholders are an income not constituting any rent or occasional earning for the Shareholders, pursuant to provisions of articles 48 and 49 of the Tax Statute.

6. NON-VOTING PREFERRED DIVIDEND STOCK DIVIDENDS

Every Non-Voting Preferred Dividend Stock gives its holder the right to receive a minimum annual dividend of 2% of the subscription price in pesos per share (Col Ps 5,000), a subscription that took place in 1993.

From 1993 this dividend will be adjusted on an annual basis by 100% of the consumer price index variation, as annually certified by the competent Colombian authority. Such readjustment will affect the liquidation of the dividend of the period when the referred index is certified. The minimum preferred dividend in 2004 is Col Ps 460.97.

As the Corporation's dividends of the 2004 fiscal year that amounted to Col Ps 793.50 per share, shall be used to pay the 2000, 2001 and 2002 dividends for Col Ps 356.25, Col Ps383.50, and Col Ps53.75, respectively, the dividend of 2004 shall be accumulated to the balance of the 2002 and 2003 fiscal years for Col Ps 356.56 and Col Ps 436.94, respectively , to be paid with the 2005 profits to the holders recorded on the Corporation's shareholders book on the payment dates specified by the Shareholders Assembly meeting to be held in 2006. Such payment shall be preferred on any other dividend charged to common shares.

The accumulated dividend per share amounts to Col Ps1.254.47.

Common shares shall not have a right to any dividend related to the 2004 fiscal year.

7. APPOINTMENT OF THE FINANCIAL CUSTOMER COUNSELORSHIP

The President of the Assembly said that he had received a notice from the Banking Association, advising that this entity had decided to wind up the Financial Customer Counselorship office it had been managing.

Therefore, several institutions that are currently adhered to the Financial Customer Counselorship office of the Banking Association are now interested in adhering to the Financial Customer Counselorship Office of the firm Laguado Giraldo.

This new office is directed by Mr. Darío Laguado Monsalve, who has held the position of Superintendent of Companies and Bank Superintendent. Some of his future associates are currently members of the group that has been supporting the Banking Association's Customer Counselorship Office.

The Shareholders General Assembly Meeting appointed LAGUADO GIRALDO's Financial Customer Counselorship Office, to perform as the Corporation's Financial Customer Counselor for the 2005 – 2007 period. Such function shall be assumed as of the termination date of the current agreement with the Banking Association's Customer Counselorship Office.

Laguado Giraldo Customer Counselorship Office agrees to assign all the necessary human and technical resources to develop its functions appropriately. However, the Corporation shall provide all the necessary support and cooperation to such Office.

Because the maintenance fee to be paid on a monthly basis by the Corporation to the Financial Customer Counselorship Office has not been defined as it is necessary to previously hold all the assemblies to determine how many entities shall appoint the new Customer Counselor, the Shareholders General Assembly Meeting explicitly

empowers the Legal Representative to agree with the Customer Counselorship Office all the issues related to the service agreement and to sign all the necessary documents related thereof.

8. STATUTORY AUDITOR'S FEE

The Shareholders General Assembly with the unanimous consent of the Common Shareholders and the Non-Voting Preferred Dividend Stockholders approved a common annual remuneration of Col Ps 148,400,000 plus the applicable Added Value Tax to Deloitte Colombia Ltda., for its performance as Statutory Auditor. Such amount shall be paid in 9 monthly allotments, eight of them for Col Ps 16,400,000 and a last allotment of Col Ps 16,480,000, starting next April.

Under terms of Circular setter 020, 2002, this is the detail:

The number of total estimated hours is 2,850, which includes attendance to Audit Committees and to the Board of Directors meetings, when deemed convenient or when invited by the Directors and/or the Management, distributed as follows:

Category	Number of hours	Number of people
Audit Partner	110	1
Audit Manager	240	1
Audit Senior	600	1
Audit Staff	1.390	1
Specialists in taxes and legal matters	250	4
Specialists in treasury risk and derivatives	320	4
Specialists in computer systems	390	4

Total	**3,300**	
	=====	

The time assigned to the Partner and Audit Manager includes attendance to board of directors meetings and committees when the attendance of the Statutory Auditor is required. Such time is 60 hours.

People assigned to this project in the Audit area are all Public Accountants who shall be supported by an interdisciplinary group made up by lawyers, systems engineers and economists. In addition, if necessary, they shall have the support and advise of other partners of the Firm or worldwide experts.

All the expenses incurred by the Statutory Auditor to fulfill his functions, related to travel expenses, transportation, stationery, office tools, mail, fax, telephone, telex, among others, shall be assumed by the Corporation. Such expenses are estimated as Col Ps 30.0MM annually.

The Corporation shall have an office available for the Statutory Auditor, located in its main offices in Cali, Bogotá, Medellin and Barranquilla, and workstations provided with the following items:

- Workstation: One per city
- Kitchen (*)
- Toilettes (*)

- Desks
- Computer
- Printer
- Telephone
- Calculator
- E-mail
- Fax (*)
- Photocopier (*) and other necessary tools to carry out his functions.

(*) These elements are shared with the Corporation´s officials that work in each one of its offices.

The Corporation shall not provide any of its own officials or associates to work under the direction of the Statutory Auditor.

9. BOARD OF DIRECTORS´ FEE

The Shareholders' General Assembly unanimously decided that each one of its Directors shall continue earning a fee of Col Ps 800,000 for their attendance to each one of their Board of Directors meetings. Such value has remained unchanged since 1998.

10. PROPOSALS AND MISCELLANEOUS

a. Renunciation of Mr. Jorge Herrera Barona

Mr Alejandro Zaccour advised the Assembly that Mr. Jorge Herrera Barona had submitted renunciation to his position at the Corporation as Principal member of the Board of Directors. Upon reading his renunciation letter, the Shareholders General Assembly accepted the renunciation, thanking the cooperation and support of Mr. Herrera Barona to the Corporaiton during the time he performed as Director of this institution. Also, he said that Mr. Herrera's replacement shall be determined in the next Shareholders Meeting.

Mr. Nestor Duque requested an analysis of the possibility of paying homage to Mr. Herrera for his cooperation and support, not only with the Corporation, but also with the Valle del Cauca department and particularly with the city of Cali.

Following, the Shareholders' Assembly approved a motion of congratulations submitted by Mr. Yesid Quintero, for Mr Alejandro Zaccour and the Corporation's Management for the great effort carried out in the last three months and which is today reflected in the 2004 results.

As there was no other subject to be treated on this topic, the meeting was adjourned at 5:00 p.m.

ALEJANDRO ZACCOUR URDINOLA
President

OSCAR CAMPO SAAVEDRA
Secretary

Report of the Commission named for the approval of the present Act.

"Cali, 29 March, 2005

Gentlemen
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Appreciated gentlemen:

We hereby allowed ourselves to give to approval to Act No. 059 corresponding to the meeting of the General Assembly of Shareholders of the Corporation, made the 11 of March of 2005 as our delegates for such aim.

Kindly.

Signed **AMPARO MURILLO BETANCOURT**	Signed **GILBERTO CASTRO MONJE"**

CORPORACION FINANCIERA DEL VALLE S.A.

ACTA No. 059

En la Ciudad de Santiago de Cali, a los once (11) días del mes de Marzo del año dos mil cinco (2005), siendo las 2:30 de la tarde, se reunió en el Salón Cañaveral del Hotel Intercontinental de Cali la Asamblea General Ordinaria de Accionistas de la Corporación Financiera del Valle S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del Artículo 31 de los Estatutos Sociales, por medio de aviso publicado en los Diarios El País y La República, ediciones Nos. 19.714 y 17.117 del martes quince (15) de Febrero de 2005.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA DEL VALLE S.A.
SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 10 de marzo de 2005 a las 4:00 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 11 de marzo de 2005, a partir de las 2:30 p.m., en el Salón Cañaveral del Hotel Intercontinental de Cali.

Los Señores Accionistas que no concurran personalmente a las Asambleas, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la Ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario de la Corporación.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 15 de Febrero de 2005"

Además el quince (15) de Febrero de 2005, fue dirigida a cada uno de los accionistas ordinarios, a la dirección que de ellos aparece registrada en la Corporación, la siguiente comunicación:

"Cali, 15 de febrero de 2005

Señores
<<>>
<<>>

Por la presente me permito confirmar a usted que la Presidencia de la Corporación ha convocado la Asamblea General Ordinaria de Accionistas para que tenga lugar el 11 de marzo próximo a las 2:30 p.m. en el Salón Cañaveral del Hotel Intercontinental de Cali.

A esta Asamblea han sido convocados los Accionistas Ordinarios y los Accionistas con Dividendo Preferencial y sin Derecho a Voto para que ejerzan el derecho a voto que les corresponde en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de esta clase de acciones.

En cumplimiento del ordenamiento de los artículos 30 y 31 de los estatutos sociales, se ha publicado en los diarios El País y La República el correspondiente aviso de convocatoria, el día 15 de febrero.

Mucho agradeceré a usted en el caso de no serle posible concurrir personalmente a la Asamblea se haga representar en ella, mediante poder dirigido al Presidente de la Corporación en que se indique el nombre del apoderado y el de la persona en quien éste pueda sustituir el poder, acompañado del certificado de existencia y representación legal de quien lo otorga, actualizado.

Con la presente tengo el gusto de hacer llegar a usted un formato de poder el cual pueden utilizar para designar su representante en la Asamblea.

Los Balances de propósito general individual y consolidados a 31 de Diciembre de 2004 y demás informaciones exigidas por el Código de Comercio, se encuentran a disposición de los señores accionistas en la oficina del suscrito Secretario, ubicada en la Calle 10 # 4-47, piso 29 del Edificio Corporación Financiera del Valle de Cali.

Atentamente,



OSCAR CAMPO SAAVEDRA
Secretario General"

1. VERIFICACION DEL QUORUM

El Secretario informó que se encontraban presentes o debidamente representadas 64.158.342 acciones ordinarias de las 76.725.353 acciones ordinarias que tiene suscritas y pagadas la Corporación en esta clase de acciones, y 6.133.031 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones en que se encuentra dividido el capital social de la Corporación en esta clase de acciones, lo que representa el 83.62% y el 65.96% respectivamente, así:

Acciones Ordinarias

Accionista	No. Acciones	Representada	Calidad
Alfredo Londoño Gálvis	5	Alfredo Londoño Gálvis	Propietario
Allojos S.A. en Liquidación	100.000	Miryam Caicedo Rosas	Apoderada
Amalfi S.A.	6.954.584	Mario Scarpetta Gnecco	Rep. Legal
Amparo Garrido de Aristizábal	16.683	Nidia Salazar de Medina	Apoderada
Ashe y Cía. S.A.	3.377	Jaime Mafla Tenorio	Apoderado
Bavaria S.A.	84.820	Mauricio Roberto Restrepo	Apoderado
Banco Andino Colombia S.A. en Liquidación	4.758.000	Mario Ruíz	Apoderado
Banco de Bogotá	12.424.633	Nubia Montes de Oca	Apoderada
Banco de Occidente	2.680.163	Gustavo Castillo Varela	Apoderado
Banco Popular	8.009.934	José María Domínguez V.	Apoderado
Cajas Plásticas S.A.	10.181	Mauricio Roberto Restrepo	Apoderado
Cervecería Unión S.A.	16.964	Mauricio Roberto Restrepo	Apoderado
Cesar Octavio Ramírez	14.000	Cesar Octavio Ramírez	Propietario
Cilia Beatriz Saavedra de Tafur	393	Camilo Saavedra	Apoderado
Compañía Mundial de Seguros S.A.	2.842	Juan Fernando Materón	Apoderado
Consuelo Scarpetta Gnecco	20.650	Olga Ligia Perlaza	Apoderada
Corex S.A.	585.521	Rafael Ordoñez Lombana	Rep. Legal
Corporación Autónoma Regional del Valle del Cauca	113.712	Martha Elena Arboleda	Apoderada
Factoring de los Andes S.A.	22.170	Gilberto Castro Monje	Apoderado

Accionista	No. Acciones	Representada	Calidad
Federación Nacional de Cafeteros de Colombia - Comité Departamental de Cafeteros del Valle del Cauca	3.158.454	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros de Colombia - como Administradora del Fondo Nacional	1.205.947	Santiago Pardo Constaín	Apoderado
Federación Nacional de Cafeteros de Colombia - Recursos Propios	2.078.344	Santiago Pardo Constaín	Apoderado
Fogafin	258.048	Nubia Spitia Peñuela	Apoderada
Fondo de Cesantías Porvenir	2.504.571	Gilberto Castro Monje	Apoderado
Fondo de Pensiones Obligatorias Porvenir	2.767.522	Gilberto Castro Monje	Apoderado
Fondo de Pensiones Voluntarias Porvenir	1.416.578	Gilberto Castro Monje	Apoderado
Gloria Scarpetta de Piedrahita	646.822	Olga Ligia Perlaza	Apoderada
Industrias de Envases S.A.	1.475.777	Vicente Borrero Calero	Apoderado
Ingenio del Cauca S.A.	55.016	Vicente Borrero Calero	Apoderado
Ingenio Providencia S.A.	5.427.041	Vicente Borrero Calero	Apoderado
Instituto de Inversiones Estratégicas Ltda.	280.947	Miguel Angel Mazariegos Wiedmann	Apoderado
Impresora del Sur	16.964	Mauricio Roberto Restrepo	Apoderado
Inversiones Adelca S.A.	151.000	Miryam Caicedo Rosas	Apoderada
Inversiones Industriales, Comerciales y Financieras S.A.	34.960	Manuel Bernardo Reyes Solarte	Apoderado
Inversiones Ulloza Ltda.	2.737	Miryam Caicedo Rosas	Apoderado
Jaime Moreno Barbosa	1.763.999	Jaime Moreno Barbosa	Propietario
Jorge Alberto Valencia García	3.653	Jorge Alberto Valencia G.	Propietario

Accionista	No. Acciones	Representada	Calidad
Lilly Scarpetta Gnecco	646.984	Olga Ligia Perlaza	Apoderada
Manuelita S.A.	6.634	Isabel Cristina Romero	Apoderada
Mario Scarpetta Gnecco	653.586	Mario Scarpetta Gnecco	Propietario
Miguel Octavio Moreno	1	Jhon Fernando Fernández	Apoderado
Nación Ministerio de Hacienda y Crédito Público	1.811.539	Nubia Spitia Peñuela	Apoderada
Néstor Duque Salazar	212	Néstor Duque Salazar	Propietario
Productora de Jugos S.A.	16.964	Mauricio Roberto Restrepo	Apoderado
Promotora Interamericana de Inversiones Ltda.	95.329	Miryam Caicedo Rosas	Apoderada
Tulia Alba de Armenta	132	Carlos Eduardo Armenta	Apoderado
Valle Cement Investments Ltd.	1.828.601	Tania Amaruc Benitez	Apoderada
Zarife Ltda. en Liquidación	31.348	Guillermo Alberto Chaux	Apoderado
Total	**64.158.342**		

Acciones con Dividendo Preferencial y sin Derecho a Voto

Accionista	No. Acciones	Representada	Calidad
Alfredo Londoño Gálvis	19.202	Alfredo Londoño Gálvis	Apoderado
Angela Patricia Baquero Romero	3.587	Yesid Antonio Quintero	Apoderado
Claudia Londoño Arango	18.079	Alfredo Londoño Gálvis	Apoderado
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Gilberto Castro Monje	Apoderado
Diego Londoño Arango	20.415	Alfredo Londoño Gálvis	Apoderado
Escolástico Baquero Riveros	20.000	Yesid Antonio Quintero	Apoderado

Accionista	No. Acciones	Representada	Calidad
Eugenio José López Marmolejo	799	Eugenio José López	Propietario
Fondo de Cesantías Porvenir	83.500	Gilberto Castro Monje	Apoderado
Fondo de Pensiones Obligatorias Porvenir	1.455.516	Gilberto Castro Monje	Apoderado
Gabriel Duque Gómez	1.732	Gabriel Duque Gómez	Propietario
Gerardo Javier Correa	55.423	Yesid Antonio Quintero	Apoderado
Instituto de Inversiones Estratégicas Ltda.	740.060	Miguel Angel Mazariegos Wiedmann	Apoderado
Isabel Fernanda Suárez Caicedo	607	Carmen Elena Suárez C.	Apoderada
Jaime Moreno Barbosa	434.700	Jaime Moreno Barbosa	Propietario
José Ferney Morales Pérez	86	José Ferney Morales Perez	Propietario
Juan Carlos Baquero Romero	11.000	Yesid Antonio Quintero	Apoderado
Liliana María Londoño Arango	18.079	Alfredo Londoño Gálvis	Apoderado
Luis Mario Mora Vera	86	Luis Mario Mora Vera	Propietario
María del Tránsito Rodríguez	172.225	María del Tránsito Rodríguez	Propietaria
Néstor Duque Salazar	14	Néstor Duque Salazar	Propietario
Rodrigo Vicente Eyerbe Muñoz	1.409	Rodrigo Muñoz Rodrigo V.	Propietario
Rosalba Rodríguez de Ruiz	42	Gonzalo Ruiz Rodríguez	Apoderado
Ruth Méndez Lara	58	Luis Mario Mora Vera	Apoderado
Teresita del Socorro Osorio Jaramillo	16.715	Yesid Antonio Quintero C.	Apoderado
Yesid Antonio Quintero Correa	28.072	Yesid Antonio Quintero C.	Propietario
Total	**6.133.031**		

Por lo anterior hay quórum para deliberar y decidir. También se encuentra presente el Doctor Oscar Darío Morales, Revisor Fiscal de la Corporación y los Miembros de la Junta Directiva, Doctores Mario Scarpetta Gnecco, Efraín Otero Alvarez e Iván Felipe Mejía Cabal.

2. CONSIDERACION DEL ORDEN DEL DIA

El Presidente sometió a consideración de la Asamblea el siguiente Orden del Día:

1. Verificación del quórum.

2. Consideración del Orden del Día.

3. Designación de la Comisión que a nombre de la Asamblea General Ordinaria de Accionistas estudie y de su aprobación al Acta No. 059 correspondiente a la reunión de la Asamblea celebrada hoy 11 de marzo de 2005.

4. Nombramiento Defensor del Cliente.

5. Honorarios Revisor Fiscal.

6. Honorarios Junta Directiva.

7. a. Informe de gestión de la Junta Directiva y el Presidente a la Asamblea General Ordinaria de Accionistas.

   b. Lectura de los Balances de Propósito General Individuales y Consolidados al 31 de diciembre de 2004 y de los Estados de Resultados correspondientes, así como de la información suplementaria requerida por la Superintendencia de Valores.

   c. Lectura de los informes que acerca de los Balances al 31 de Diciembre de 2004 y de los Estados de Resultados rinde el Revisor Fiscal, al igual que de la información suplementaria requerida por la Superintendencia de Valores.

   d. Lectura del anexo que contiene la información exigida por el Artículo 446 del Código de Comercio en su numeral 3°.

   e. Lectura de la información exigida por la Circular 007 de 1996 de la Superintendencia Bancaria.

   f. Consideración por parte de la Asamblea de los Balances de Propósito General Individual y Consolidado al 31 de Diciembre de 2004 y sus correspondientes Estados de Resultados.

8. Distribución de Utilidades.

9. Dividendos Acciones con Dividendo Preferencial sin Derecho a Voto.

10. Proposiciones y Varios.

A continuación el Señor Jorge Alberto Valencia solicitó tratar primero los puntos 7, 8 y 9 del orden del día, antes que los puntos 4, 5 y 6, lo cual fue aprobado por la Asamblea. Por lo anterior el orden del día quedó así:

1. Verificación del quórum.

2. Consideración del Orden del Día.

3. Designación de la Comisión que a nombre de la Asamblea General Ordinaria de Accionistas estudie y de su aprobación al Acta No. 059 correspondiente a la reunión de la Asamblea celebrada hoy 11 de marzo de 2005.

4. a. Informe de gestión de la Junta Directiva y el Presidente a la Asamblea General Ordinaria de Accionistas.

   b. Lectura de los Balances de Propósito General Individuales y Consolidados al 31 de diciembre de 2004 y de los Estados de Resultados correspondientes, así como de la información suplementaria requerida por la Superintendencia de Valores.

   c. Lectura de los informes que acerca de los Balances al 31 de Diciembre de 2004 y de los Estados de Resultados rinde el Revisor Fiscal, al igual que de la información suplementaria requerida por la Superintendencia de Valores.

   d. Lectura del anexo que contiene la información exigida por el Artículo 446 del Código de Comercio en su numeral 3°.

   e. Lectura de la información exigida por la Circular 007 de 1996 de la Superintendencia Bancaria.

   f. Consideración por parte de la Asamblea de los Balances de Propósito General Individual y Consolidados al 31 de Diciembre de 2004 y sus correspondientes Estados de Resultados.

5. Distribución de Utilidades.

6. Dividendos Acciones con Dividendo Preferencial sin Derecho a Voto.

7. Nombramiento Defensor del Cliente.

8. Honorarios Revisor Fiscal.

9. Honorarios Junta Directiva.

10. Proposiciones y Varios.

3. **DESIGNACION DE LA COMISION QUE A NOMBRE DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS ESTUDIE Y DE SU APROBACION AL ACTA No. 059 CORRESPONDIENTE A LA REUNION DE LA ASAMBLEA CELEBRADA HOY 11 DE MARZO DE 2005.**

PROPOSICION No. 1

La Asamblea General Ordinaria de Accionistas de la Corporación Financiera del Valle S.A., en uso de las facultades que le confiere el Artículo 34 de los Estatutos Sociales,

RESUELVE:

Desígnase una Comisión integrada por los Doctores Amparo Murillo Betancourt y Gilberto Castro Monje para que a nombre de la Asamblea General de Accionistas de la Compañía estudie el acta No. 059 correspondiente a la reunión de hoy 11 de marzo de 2005, y le den su aprobación.

Esta proposición fue aprobada por todos los Accionistas Ordinarios, así como por los Accionistas con Dividendo Preferencial y sin Derecho a Voto.

4. a. **INFORME DE GESTION DE LA JUNTA DIRECTIVA Y EL PRESIDENTE A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS**

El Doctor Alejandro Zaccour Urdinola dio lectura al informe que conjuntamente presentaron la Junta Directiva y el Presidente a la Asamblea General Ordinaria de Accionistas, que dice:

"INFORME DE GESTION AÑO 2004

Durante 2004, las principales variables macroeconómicas presentaron un desempeño positivo debido a la confianza de los agentes en la política económica del gobierno y a las condiciones favorables para las inversiones en los mercados emergentes. A pesar de que se retiró la reforma tributaria, los resultados del gobierno para corregir los desequilibrios en las finanzas públicas son alentadores y el déficit del Sector Público Consolidado se ubicó en 1.2% del PIB, inferior a la meta inicialmente acordada con el FMI (2.5% del PIB).

A diciembre de 2004, la tasa de desempleo de las 13 ciudades principales se ubicó en 13%, inferior a lo registrado en el mismo mes de 2003 (14.7%). Lo anterior refleja la mayor absorción de mano de obra por parte del sector productivo privado.

El nivel de precios de la economía registró una tendencia descendente, explicada en parte por la revaluación del tipo de cambio, lo cual generó una disminución en los costos de los insumos importados y presionó a la baja los precios al consumidor. Es así como al cierre de 2004 la inflación se ubicó en 5.5%, inferior a la observada en 2003 (6.49%) y en cumplimiento con la meta establecida por el Banco de la República.

La ausencia de presiones inflacionarias permitió que el Banco de la República suministrara amplia liquidez a la economía y disminuyera en 75 puntos base sus tasas de interés de referencia durante el año. Lo anterior llevó a que las tasas de interés en términos nominales se mantuvieran estables e inferiores a sus promedios históricos. La DTF nominal se ubicó en promedio en el mismo nivel registrado durante 2003 (7.8% anual). Por su parte, debido a la

disminución en la inflación, la DTF real aumentó, ubicándose en 1.8% en promedio a lo largo del año, superior al promedio registrado en 2003 (0.65% anual).


Tasa de Captación DTF E.A. y Tasa DTF Real sobre IPC
Tasa DTF real sobre IPC
DTF E.A.
DTF
DTF real sobre IPC
8.1%
8.0%
7.9%
7.8%
7.7%
7.6%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
02-Ene-04
30-Ene-04
27-Feb-04
26-Mar-04
23-Abr-04
21-May-04
18-Jun-04
16-Jul-04
13-Ago-04
10-Sep-04
08-Oct-04
05-Nov-04
03-Dic-04
31-Dic-04

Fuente: Banco de la República

El crecimiento de la economía se ubica en 3.65% anual (última cifra disponible al tercer trimestre), impulsado fundamentalmente por el comportamiento positivo de los sectores de construcción, industria y comercio. Debido al bajo crecimiento observado durante el tercer trimestre del año (2.46% anual[1]), este indicador fue inferior al esperado por todos los analistas. Por el lado de la demanda, el crecimiento económico se explicó en parte por la dinámica de la inversión (formación bruta de capital), que registró en el período entre enero y septiembre un incremento anual de 10.2%. Por el lado de la oferta, entre enero y septiembre, la construcción registró un crecimiento de 9.1% anual, seguido por el comercio y la industria con un 5.0% anual.


Variación anual del PIB trimestral
(crecimiento real)
9.0
7.0
5.0
3.0
1.0
-1.0
-3.0
-5.0
-7.0
-9.0
2.46
Sep-97
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

Fuente: DANE

Al igual que en 2003, la tasa de cambio fue la variable de mayor incertidumbre para los agentes del mercado. A pesar de que el Banco de la República intervino activamente en el mercado cambiario mediante acumulación de reservas internacionales cercana a 2,900 millones de dólares, no fue suficiente para cambiar la tendencia revaluacionista del peso frente al dólar. Al cierre de 2004, la tasa de cambio se ubicó en 2,389.75 pesos, lo que representó una revaluación nominal de 13.98% anual.

La tendencia revaluacionista se debió a un exceso de oferta de dólares en el mercado, explicado principalmente por los siguientes factores: inversión de portafolio por parte de fondos extranjeros que buscaron aprovechar el diferencial de

[1] Por el lado de la oferta, el moderado crecimiento se debió a la contracción registrada en los sectores de minería y agricultura de 1.75% y 0.12% respectivamente.

rentabilidad, incremento en la entrada de divisas dado el buen desempeño del comercio exterior, aumento en las remesas por parte de colombianos residentes en el exterior y mayores flujos de Inversión Extranjera Directa (IED).

Durante 2004, la debilidad del dólar fue un fenómeno global. Las principales monedas del mundo como el euro y el yen registraron una revaluación de 7.1% y 4.6% respectivamente. Así mismo, las monedas de los países más importantes de la región se apreciaron, el real brasilero se revaluó 8.1% anual y el peso chileno 6.3% anual. Lo anterior se explica por el incremento en los flujos de capitales hacia la región debido a la disminución de riesgo y la mayor rentabilidad. El Índice de Bonos de los Mercados Emergentes (EMBI+ por sus siglas en inglés[2]) para Latinoamérica cerró en 420 unidades, inferior a lo registrado al cierre de 2003 (521 unidades), lo cual refleja la menor percepción de riesgo de los inversionistas internacionales hacia la región.

Devaluación nominal	P. Chile	P. Colombia	P. México	Real
2002	8.9%	25.0%	13.2%	53.0%
2003	-17.7%	-3.0%	8.3%	-18.2%
2004	-6.3%	-14.0%	-0.8%	-8.1%

Fuente: Reuters – Cálculos Corfivalle.

Por su parte, el Índice de Tasa de Cambio Real calculado por el Banco de la República (ITCR) se ubicó en 121.74 unidades en diciembre de 2004, aunque inferior al registrado en 2003, está en un nivel similar al observado durante 2002.

En 2004, a pesar de la revaluación del peso, la balanza comercial registró un superávit comercial de 856.7 millones de dólares, superior a lo registrado en 2003 (69.9 millones de dólares), resultado de exportaciones por 16,483.1 millones de dólares y de importaciones por 15,626.4 millones de dólares. Lo anterior representa un crecimiento de 25.9% anual en las exportaciones y de 20.6% anual en las importaciones.

El pasado 27 de diciembre, el gobierno, a través del Ministerio de Agricultura, estableció un subsidio directo (el Incentivo a la Cobertura Cambiaria), para promover los instrumentos de cobertura cambiaria por parte de los exportadores del sector agrícola[3].


DEVALUACIÓN NOMINAL ANUAL
39%
34%
29%
24%
19%
14%
9%
4%
-1%
-6%
-11%
-16%
31-Dic-00
31-Mar-01
30-Jun-01
30-Sep-01
31-Dic-01
31-Mar-02
30-Jun-02
30-Sep-02
31-Dic-02
31-Mar-03
30-Jun-03
30-Sep-03
31-Dic-03
31-Mar-04
30-Jun-04
30-Sep-04
31-Dic-04
ITCR
(Indice de Tasa de Cambio Real)
145
140
135
130
125
120
115
110
105
100
121.74
Dic-99
Jun-00
Dic-00
Jun-01
Dic-01
Jun-02
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04
Fuente: Banco de la República

[2] Emerging Markets Bond Index, JP Morgan, www.morganmarkets.com.
[3] El incentivo será de 200 pesos por dólar cubierto a partir del primero de enero.

Sistema Financiero

Entre enero y diciembre de 2004, el crecimiento observado de los activos de las entidades financieras fue 18.1%, y se ubicaron en 114.9 billones de pesos. Lo anterior fue resultado en gran medida del crecimiento de 28.3% en el rubro de inversiones en lo corrido del año, superior al 15.5% anual observado en 2003.

En el mismo período, la cartera bruta tuvo un crecimiento de 10.6%, lo cual se explica por el ritmo favorable de la actividad económica y las bajas tasas de interés que propiciaron unos menores costos de endeudamiento. Por modalidad de cartera, el microcrédito fue el que registró un mayor crecimiento (48.1%), seguido por la cartera de consumo (31.3%) y la comercial (14.6%). Por su parte, la cartera hipotecaria decreció 26.4% (5.2% ajustada por la titularización hipotecaria).



Cartera Bruta del Sistema Financiero
(excluyendo IOE y cooperativas)
millones de pesos
61,000,000
59,000,000
57,000,000
55,000,000
53,000,000
51,000,000
49,000,000
47,000,000
45,000,000
Dic-00
Mar-01
Jun-01
Sep-01
Dic-01
Mar-02
Jun-02
Sep-02
Dic-02
Mar-03
Jun-03
Sep-03
Dic-03
Mar-04
Jun-04
Sep-04
Dic-04
Crecimiento de la Cartera Bruta del Sistema Financiero
(excluyendo IOE y cooperativas)
15%
10%
5%
0%
-5%
-10%

Fuente: Superintendencia Bancaria

El crecimiento del sector financiero estuvo fundamentado en el saneamiento de sus balances, que se reflejó en un mejoramiento del Indicador de Calidad de Cartera[4], ubicándose en 3.28%, nivel mínimo desde 1995, y un incremento del indicador de cubrimiento[5], que llegó a 145.88% en diciembre.



Indicadores del Sector Financiero
Calidad de Cartera
17%
14%
11%
8%
5%
2%
Cubrimiento de Cartera
150%
130%
110%
90%
70%
50%
30%
10%
-10%
Calidad de Cartera
Dic-99
Abr-00
Ago-00
Dic-00
Abr-01
Ago-01
Dic-01
Abr-02
Ago-02
Dic-02
Abr-03
Ago-03
Dic-03
Abr-04
Ago-04
Dic-04

Fuente: Superintendencia Bancaria

[4] Indicador de Calidad = Cartera Vencida / Cartera Bruta
[5] Indicador de Cubrimiento = Provisiones / Cartera Vencida

Por otra parte, a diciembre de 2004 los pasivos de las entidades financieras tuvieron un crecimiento de 17.3% en el año. Lo anterior estuvo impulsado principalmente por el incremento de 29.3% anual en el saldo de cuentas de ahorros, seguido por un crecimiento de 17% anual en el saldo de cuentas corrientes y por último, un aumento de 16.5% anual en los CDTs.



Saldo de Pasivos del Sistema Financiero
(excluyendo IOE y cooperativas)
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Jun-97
Dic-97
Jun-98
Dic-98
Jun-99
Dic-99
Jun-00
Dic-00
Jun-01
Dic-01
Jun-02
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04
Cuenta Corriente
Cuenta de Ahorros
CDT
Crecimiento del Saldo de Pasivos del Sistema Financiero
(excluyendo IOE y cooperativas)
35%
25%
15%
5%
-5%
-15%
Jun-01
Dic-01
Jun-02
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04
Cuenta Corriente
Cuenta de Ahorros
CDT

Fuente: Superintendencia Bancaria

En conclusión, durante 2004 se consolidó el crecimiento del sector financiero. Los principales factores que demuestran este fortalecimiento son: (i) el incremento de los activos del sistema, impulsado por el crecimiento del rubro de inversiones, (ii) el mejoramiento de los indicadores de calidad y cubrimiento de cartera y (iii) el crecimiento de la cartera de créditos del sistema.

RESULTADOS DEL 2004

Los resultados del año 2004 fueron importantes para la Corporación porque reflejan el trabajo realizado en los últimos años. Las utilidades netas acumuladas ascendieron $31.170 millones a diciembre 31 de 2004, frente a una pérdida de $8.799 millones a diciembre 31 de 2003. Por su parte los activos totales ascendieron a $2,331.899 millones de pesos esto es un crecimiento del 7.95%, frente al 2003, principalmente en las inversiones de renta fija y renta variable.



Composición del Activo
En miles de millones
2,160.2
956.9
299.9
805.9
2,331.9
870.3
541.5
821.6
2003
2004
Activo
Cartera Bruta
Renta Fija
Inversiones Renta Variable

BANCA CORPORATIVA

La cartera de créditos bruta de la Corporación, que esta concentrada en cartera comercial, representa el 2.3% del total de la cartera comercial del sistema financiero del país. A diciembre del 2004 terminamos con un saldo bruto de $870.344 millones, que frente al 2003 representa una disminución del 9.05%. Ahora, la calidad de la cartera de la Corporación (cartera vencida / cartera total) se encuentra en un 2.1% frente al promedio del sistema del 3.3% y un indicador de cubrimiento (provisiones / cartera vencida) del 506.2% mientras el sistema obtuvo un 145.88%. Con estos resultados más del 88.0% de nuestra cartera es productiva y sólo un 12% está enmarcada como cartera calificada.


Evolución de la Cartera de Créditos
Dic-04
2003
2002
2001
2000
0.0%
20.0%
40.0%
60.0%
80.0%
A
B
C
D
E

Con respecto a nuestras captaciones, los resultados fueron positivos, incrementándose en un 21.2% el volumen de captaciones frente al año anterior. Es importante mencionar que incrementamos en productos no tradicionales de la Corporación como cuentas de ahorro y Cdats, y que en nuestros productos de Cdts y Bonos reportamos crecimiento del 19.13% frente a un 14.14% del sector de Bancos y Corporaciones.

Crecimiento Dic 04 Vs. Dic 03	CFV	Sector (CF y Bancos)
CDTS	20.39%	12.07%
BONOS	-97.85%	35.23%
Subtotal	**19.13%**	**14.14%**
CDATS	100.00%	26.58%
CTAS AHORRO	85.69%	26.18%
TOTAL	**21.20%**	**20.80%**

TESORERÍA

El 2004 fue un buen año para el negocio de la tesorería, los ingresos netos antes de provisiones ascendieron a $33,212 millones, un 16.53% por encima del presupuesto del año.

En el mercado de renta fija en pesos, ocupamos el quinto puesto en el Ranking de creadores de mercado de deuda pública con una participación del 9% en el mercado primario y 10% en el mercado secundario. Nuestra intención es incrementar esta participación, para lo cual estamos buscando aumentar las sinergias con el área de banca de inversión de la Corporación.

En el mercado de moneda extranjera y derivados mantuvimos nuestro liderazgo en las operaciones de spot, forwards y opciones peso dólar con un monto en portafolio de derivados que ascienda a 1,500 millones de dólares. Nuestra participación en el mercado spot fue de 20.5%, 10.5% para el mercado de forwards y más del 35% en opciones peso dólar.

Con la activa presencia durante el año de Casa de Bolsa y sobre la base del trabajo mancomunado que viene realizando con Tesorería, estamos desarrollando canales de distribución que serán básicos para aumentar nuestra participación en el Mercado de Capitales.

INVERSIONES

Dando cumplimiento a nuestras estrategias, observamos como en diciembre de 2004 el portafolio de inversiones tuvo un crecimiento del 6.6%, pasando de $807.164 millones en el 2003 a $860.594 millones en el 2004, incrementando la participación del sector infraestructura al 46.7%, frente al 43.72% del 2003. De otro lado, se concretaron ventas de inversiones no estratégicas para la Corporación como fueron las ventas de nuestra participación en Cementos del Valles S.A, Cementos Paz del Río S.A., Davivienda, Tablemac S.A y Fabricado S.A.


Dic/04 - $860.598 Millones
Infraestructura 46.7%
Otros 3.1%
Quimico 11.2%
Alimentos 7.5%
Financiero 0.8%
Tecnologia 0.1%
Inversores 0.4%
Agroindustrial 9.3%
Cemento 0.0%
Filiales 11.1%
Hotelero 9.8%
Incluye Fideicomisos de Inversión

También es de destacar la materialización de la operación con nuestra participación en Central Hidroeléctrica Betania S.A ESP (Betania) en donde Endesa España, a través de una amigable conciliación, entrega a Corfivalle el 3.81% de la Empresa de Energía de Bogotá S.A ESP (EEB) y la Subestación Eléctrica ubicada en las instalaciones de Betania, y Corfivalle, a su vez, entrega a Endesa España la totalidad de su participación en Betania.

Cabe anotar que la Empresa de Energía de Bogotá S.A. E.S.P. (EEB), es una de las Compañías más grandes e importantes del país con activos que ascienden a $5.823.104 millones a diciembre de 2004. Dentro de sus principales inversiones se encuentran; Emgesa S.A. E.S.P., la principal empresa generadora del país, Codensa S.A. E.S.P., la mayor distribuidora de energía de Colombia, con mas de 2 millones de clientes, Gas Natural S.A. E.S.P., la distribuidora de gas natural para Bogotá y su negocio de transmisión de energía en la zona de Bogotá y en Perú.

De otro lado, se debe resaltar el crecimiento sostenido que han presentado los "dividendos" y "otros ingresos" generados por las compañías del portafolio, los cuales para el año 2003 equivalían a $34.569 millones y para el año 2004 ascienden a $54.513 millones. (Se resalta la distribución de dividendos extraordinarios provenientes de la EEB que corresponden a reservas de "Ley 211" y de "inversión en la expansión de activos productivos").


Dividendos Portafolio
y Otros Ingresos
13,027
31,081
34,314
34,569
54,513
2000
2001
2002
2003
2004

Finalmente, es importante mencionar que la Corporación tomo la decisión de provisionar su exposición en CI VALLE TRADE S.A como resultado de la situación económica de ésta compañía.

BANCA DE INVERSIÓN

Esta vicepresidencia cerró operaciones en el mercado de capitales por más de 1 billón de pesos e igualmente estructuró créditos sindicados por $242 mil millones. El monto total de transacciones estructuradas durante 2004 asciende a 1.3 billones de pesos, manteniéndose al frente del negocio de Mercado de Capitales del país.

Adicionalmente, durante el 2004 la Vicepresidencia de Banca de Inversión tuvo una importante presencia en el área de asesorías a empresas del sector público y privado, que se refleja en el aumento en la participación de estos ingresos en el total de ingresos del área.

Este año se estrecharon los lazos con las diferentes áreas de la Corporación lo cual se vio reflejado en un aumento en la venta cruzada de nuestros productos. Igualmente se aumentó la presencia entre las pequeñas y medianas empresas ayudándolas a salir al mercado financiero y en la evaluación de proyectos e inversiones.

La ejecución se dio, de manera exitosa, en todas las áreas del negocio, lo que consolida a Corfivalle, como la principal Banca de Inversión del país. Entre otros se destacan:

Project Finance:

- Asesoría al Gobierno Nacional en la adjudicación de la operación de Buses del sistema de transporte masivo de Pereira. El monto de la inversión de los concesionarios asciende a $38,000 millones

Sindicación de Créditos:

- Estructuración y colocación de un crédito sindicado para Megabus con la banca local por $45,000 millones.
- Estructuración y colocación de un crédito sindicado para Petrotesting con la banca local por $40,000 millones.
- Estructuración de un crédito sindicado para ISA Bolivia con la banca multilateral por U$54 millones.
- Estructuración de un crédito sindicado para Alquería con la banca local por $30,000 millones.

Emisión y Colocación de Bonos:

- Estructuración y colocación de una emisión de bonos para Surtigas por $60,000 millones.
- Estructuración y colocación de una emisión de bonos para CAF por $272,220 millones.
- Colocación de una emisión de bonos estructurados de cartera hipotecaria (Tech I y II) para Titularizadora de Colombia por $329,051 millones.
- Colocación de una emisión de bonos para ISA (Tramos I, II y III) por $358,865 millones.

Fusiones y Adquisiciones:

- Asesoría a una empresa de telecomunicaciones y valor agregado en la valoración y estructuración de la venta de la compañía.

Durante el año 2004, el Departamento de Investigaciones Económicas de Corfivalle mantuvo su posición como líder de información económica y financiera en los principales medios de comunicación escritos y electrónicos especializados, a través de publicaciones periódicas de opinión, proyecciones macroeconómicas y el Consultorio Financiero Corfivalle.

Las publicaciones[6] del Departamento son un punto de referencia para los principales agentes del mercado. Así mismo, se realizaron durante el año actualizaciones periódicas del panorama económico colombiano a través de conferencias dirigidas a nuestros clientes en las principales sucursales regionales de Corfivalle.

Nuestro Foro Económico Corfivalle cumplió su IV edición y se ha convertido en un evento recurrente demandado por analistas económicos del país.

FILIALES FINANCIERAS

Leasing del Valle S.A. C.F.C. La compañía, registró al cierre del ejercicio un incremento del 43% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $207.057 millones en diciembre de 2003 a $296.323 millones al terminar el 2004.

Las utilidades de la entidad ascendieron a $7.227 millones superiores en 70% a los $4.255 millones alcanzados en diciembre de 2003. El patrimonio cerró en $31.469 millones arrojando un incremento del 20% con respecto a los $26.300 millones registrados al cierre de 2003. El indicador de solvencia cerró en 10,96%, frente al mínimo legal requerido del 9%.

Frente al crecimiento experimentado por la compañía y sus buenos resultados, en la asamblea de agosto de 2004 se aprobó la capitalización de la compañía por $3.776 millones mediante distribución de dividendos en acciones sobre sus utilidades del primer semestre del año.

El comportamiento de la Cartera de Leasing viene desarrollándose de forma adecuada, tal que su crecimiento no modifique nuestros estándares de calidad de riesgo. A diciembre del 2004, la cartera vencida ponderada cerró en 3.74% frente a un sector que se encuentra en niveles del 3.6%.

Gracias a los excelentes resultados arrojados por la compañía a lo largo del año, en el mes de Septiembre, la firma calificadora de riesgos Duff and Phelps de Colombia, aumentó la calificación de riesgo de la deuda de largo plazo de la compañía al pasar de AA (Doble A) a AA+ (Doble A más). Por su parte, la calificación de la deuda de corto plazo se mantuvo en DP1 Nivel Alto.

Fiduciaria del Valle S.A. El desempeño de Fiduciaria del Valle durante el año 2004 mostró un importante crecimiento del 23% en los ingresos operacionales frente al ejercicio del 2003. Los ingresos por comisiones y honorarios para el ejercicio anual del año 2004 ascendieron a $11.231 millones, los cuales comparados frente a los $9.113 millones del año 2003, son una clara señal del fortalecimiento de Fiduvalle en sus dos líneas de negocio principales, fiducia de inversión y fiducia de administración.

En el año 2004 se logró un importante posicionamiento como administrador de fondos, cerrando el año como la segunda fiduciaria en administración de recursos en fondos con un volumen promedio de $746 mil millones entre sus Fondos FCO Valor Plus, FCE Renta Plus y FCE Multiplicar. En los negocios de Fiducia de Administración terminó el año 2004 con un valor de activos administrados de $3.97 billones, lo cual refleja un crecimiento del 25% frente al año

[6] Estrategia Económica Semanal, el Informe Mensual de Deuda Pública, el Informe Macroeconómico Trimestral, Proyecciones Macroeconómicas entre otros.

2003, y le permite a Fiduvalle ubicarse dentro de las cuatro primeras fiduciarias del país en este rubro. Fiduciaria tuvo en el 2004 una utilidad neta de $1.635 millones.

De igual manera es importante resaltar que durante el año 2004 se logró la ratificación de la calificación 2/AAA para los fondos Valor Plus y Renta Plus, otorgada por Duff & Phelps de Colombia en riesgo de mercado y riesgo crediticio. De forma paralela, es para la fiduciaria motivo de gran satisfacción, el hecho de haber obtenido la certificación del ICONTEC ISO 9001:2000 en gestión de la calidad.

En el 2005 La Fiduciaria del Valle continuará con la estrategia de fortalecer los negocios de Fiducia de Inversión y para ello ampliará su familia de fondos, orientándose a satisfacer la necesidad de diversificación de los portafolios de nuestros clientes. En el área de negocios de Fiducia de Administración, se implementarán fideicomisos de administración estructurados como fuentes de pago para clientes que reciban créditos de la Corporación Financiera del Valle.

Cofivalle Finance (Bahamas) Limited En 2004 a la Corporación le aprobaron una nueva licencia bancaria internacional en la Republica de Panamá iniciando operaciones el 15 de Diciembre del 2004 como Banco Corfivalle(Panamá) S.A., dando comienzo a la liquidación de Cofivalle Finance (Bahamas) Limited.

El objetivo de trasladar nuestro banco Off-Shore de Bahamas a Panamá, obedeció al deseo de mejorar la oferta de productos a nuestros clientes, vía presencia física y optimizar los gastos de operación que significaba el mantenernos en Bahamas.

Se continuó, en el ejercicio que termina, con la tendencia positiva de años anteriores, alcanzando utilidades netas de USD $498.855, con un patrimonio de USD $6.757.849

Mantenemos el compromiso de incrementar la solidez patrimonial y en especial, brindar a su clientela la confidencialidad necesaria para servirles como su Banco Offshore.

Para el año 2005 el Banco Corfivalle (Panamá) enfrentará el reto que representa el inicio de operaciones, a la vez que aprovechara el sistema financiero panameño para ingresar nuevos negocios al portafolio de los clientes.

PRINCIPALES MEDIDAS REGULATORIAS

a) Relación de Solvencia:

La Relación de Solvencia se afectó positivamente por las utilidades generadas por la Corporación y la entrada en vigencia del Decreto 2061 de junio 24 de 2004, expedido por el Ministerio de Hacienda quien modifico el % de ponderación en los activos ponderados por nivel de riesgo a las valorizaciones y ajustes por inflación de activos no monetarios. Como consecuencia de lo anterior el indicador de solvencia pasó del 11.97% en diciembre de 2003 al 14.06% en diciembre de 2004, reflejando una variación del 17.46%.

b) Evaluación del riesgo crediticio de cartera e inversiones:

Durante el 2004, atendiendo las disposiciones de la Superintendencia Bancaria, continuamos con el proceso de calibración del modelo para el cálculo de Pérdidas Esperadas, contemplado en el SARC; de igual manera se actualizaron las Bases de Datos con los resultados de los clientes de la Corporación, materia prima fundamental para el funcionamiento del modelo.

La Corporación, acogiéndose a la posibilidad de presentar un modelo interno para la evaluación, calificación y provisión de inversiones de renta variable, ha desarrollado un modelo denominado SARIN, el cual ha sido presentado a la Superintendencia Bancaria, que al igual que el SARC se encuentran en proceso de pruebas y calibración.

c) Valoración de inversiones de renta fija y divisas

En atención a las disposiciones de la Superintendencia Bancaria, durante el 2004 se adelantaron varios ajustes en la forma de valoración y contabilización de las operaciones de renta fija y divisas.

Siguiendo las instrucciones de la Circular Externa 3 de 2004 la conversión a pesos del valor de mercado de los títulos denominados en moneda extranjera se está realizando con base en la TRM calculada el día de la valoración(T01) y no con la vigente(T-1). De igual forma, esta circular estableció que los títulos de renta fija se valoran al costo de adquisición el día de su compra.

Por otra parte, la Circular Externa 6 de 2004 indicó que la tasa de cambio que se debe utilizar para la reexpresión a pesos de los estados financieros, y para la valoración de lo derivados en divisas corresponde a la calculada el día de la reexpresión y/o valoración, y no a la vigente. De modo tal que se implementaron los ajustes correspondientes en los sistemas al interior de la Corporación.

Igualmente, siguiendo las instrucciones de la Circular Externa 12 de 2004 se realizaron los ajustes tecnológicos y contables necesarios para valorar las operaciones de contado, y capturar los riesgos de mercado y contraparte asociados a las mismas.

d) Impuestos:

En el año 2004 entro en vigencia la última reforma tributaria o Ley 863 de 2003, la cual continuó con lo establecido por el gobierno de eliminar algunas exenciones e ingresos no gravados y aumentar así la cantidad de contribuyentes del impuesto de renta.

También busca el gobierno la obtención de recursos adicionales de manera temporal con la creación de dos tributos y el aumento de la tarifa del Gravamen a los Movimientos Financieros o 4 por mil. A continuación se enumeran los aspectos más relevantes de la Ley 863 de diciembre de 2.003:

Por los años 2004 a 2006 inclusive se creó el Impuesto al Patrimonio y la Sobretasa al Impuesto de Renta:

- Impuesto al Patrimonio: Aplica para quienes a 1 de enero posean un monto igual o superior a $3.000 Millones de activos; es una nueva obligación que se declara de manera independiente y su tarifa es 0.3%.

- Sobretasa de Impuesto de Renta: Equivalente al 10% de impuesto neto de renta liquidado; para el año 2004 se estableció un anticipo del 50% del valor de la sobretasa liquidado tomando como base el valor declarado en el año 2003.

Adicional a estos gravámenes se incremento la tarifa del impuesto a las transacciones financieras del 3 al 4 por mil lo que equivale a un aumento del 33%, dicho incremento es hasta el año 2007.

TECNOLOGÍA

Corporación Financiera del Valle:

Se realizaron inversiones en la actualización y modernización de los equipos de computo con el objetivo de mejorar la confiabilidad, oportunidad y seguridad de la información entre los cuales se destacan: el proyecto de seguridad de las redes Windows, el cambio de los equipos centrales as/400 por unos de ultima tecnología, actualización de servidores de Windows 2000 a Windows 2003 Server, se establecieron nuevos esquemas de comunicaciones, mejorando la contingencia de los servicios financieros, adquisición de conmutador especializado en el manejo de mesas de dinero y nuevos equipos con tecnología de punta para la grabación de voz de la mesa de dinero.

En lo que respecta a proyectos e implementaciones de software se concluyo la integración del aplicativo de Cartera y Garantías, se hicieron actualizaciones a las soluciones de SARC (Sistema de Administración del Riesgo de la Cartera) y SARI (Sistema de Administración del Riesgo de las Inversiones), además de iniciar el desarrollo de la solución de SARF (Sistema de Administración del Riesgo de los Fideicomisos), se construyo la solución para soportar el proceso de evaluación de competencias, se llevo acabo el montaje de la primara fase del modulo de rentabilidad por cliente, en el área de tesorería se adquirió una solución especifica para el manejo de riesgo de tesorería, finalmente es importante anotar que se dio inicio a la construcción de la nueva solución de Internet Transaccional.

Leasing del Valle:

Se realizaron inversiones en la actualización de las estaciones de trabajo y se adecuaron las oficinas de Ibagué y Bucaramanga. Se desinstaló el conmutador y se integraron con el de Corfivalle.

En cuanto a las actividades de desarrollo de software, se hicieron adecuaciones para el cumplimiento de las circulares externas 022 y 274 de la Superintendencia Bancaria y Superintendencia de Valores respectivamente, estabilización del modulo de Importaciones, implementación modulo de Seguros integrado al sistema transaccional de la compañía, actualizaciones a la solución de SARC e instalación de la solución para la administración de las Obligaciones Financieras de la Compañia.

Fiduciaria del Valle:

En proyectos de sistemas de información, se adelantaron las modificaciones para soportar la circular 32 "T0" de la Superintendencia Bancaria, implementación de la solución de Fiducia en Garantía, conclusión de la instalación del modulo de Cuentas por Cobrar y Provisiones en sus primeras dos fases y finalización del desarrollo de la solución de Caja y Bancos.

Casa de Bolsa:

Se soportó el proceso de reactivación de la misma, dentro de este proceso se llevo acabo el montaje de la nueva solución para el registro de operaciones de Bolsa.

Banco Panamá:

Se efectuó el montaje de la oficina de Panamá incluyendo la infraestructura de equipos, comunicaciones para su funcionamiento interactuando con la principal e instalación de software de operaciones y automatización de la información para la Superintendencia de Bancos de Panamá.

ADMINISTRACIÓN

Durante el año 2004 se continuó con la política de eficiencia y control del gasto llevando a cabo múltiples campañas de ahorro. Los gastos administrativos para el año 2004, presentan en términos reales una disminución del 11.9% frente al 2003, igualmente, se obtuvo una mejoría en el índice de eficiencia administrativa (Gastos administrativos recurrentes / Activos promedios) ubicándose en niveles del 1.36% al 2004, frente al 1.52% del 2003.

En el transcurso del año se implemento el proceso integral de Evaluación del Desempeño y Gestión por Competencias, con el objeto de consolidar una practica al interior de la organización que permita revisar la contribución de los miembros frente a las expectativas organizacionales y los objetivos corporativos; además de fomentar mejores practicas de liderazgo, basadas en la retroalimentación y coaching de los colaboradores

En materia de cumplimiento de las normas sobre propiedad intelectual y derechos de autor la Corporación se encuentra al día en el licenciamiento del software utilizado y ha establecido políticas y procedimientos internos para efectuar el seguimiento a las instalaciones existentes.

En el ámbito jurídico la Corporación ha venido cumpliendo a cabalidad las disposiciones legales, de las entidades de control y las estatutarias que la rigen.

En sus políticas se ha ceñido a los procedimientos tanto legales como internos establecidos y aprobados por la Junta Directiva.

En cuanto a los procesos en que es parte la Corporación, se atienden con la debida diligencia, dentro de las normas legales y procedimentales aplicables.

Por su parte las operaciones celebradas con socios y administradores presentan saldos activos por valor de $21,833 millones y corresponden al 0.94% de los activos totales de la entidad. Las condiciones de estas operaciones no difieren de las realizadas con terceros.

Con el fin de dar cumplimiento al artículo 47 de ley 222 de 1995, se indica que desde el cierre del balance hasta la fecha del presente informe no se ha presentado ningún hecho que pudiere afectar el normal desarrollo de la Corporación.

PERSPECTIVAS 2005

En 2005, esperamos que la economía colombiana mantenga el crecimiento actual, con una tasa alrededor de 4% anual. El aumento en los índices de expectativas de los consumidores y en la demanda de energía generan expectativas positivas en el consumo privado en 2005, convirtiéndose en el principal elemento dinamizador de la economía teniendo en cuenta que representa cerca del 60% del PIB total.

El panorama de alta liquidez y bajas presiones inflacionarias permite una política monetaria poco restrictiva que mantenga la estabilidad en las tasas de interés, estimulando el crecimiento de la cartera de créditos, siendo un factor decisivo para esperar un aumento en la inversión y en el consumo agregado. Por otro lado, las condiciones de seguridad y la estabilidad política del país seguirán siendo un factor determinante para aumentar la confianza de los inversionistas internos y externos.

Durante 2005, la proximidad de la entrada en vigencia del tratado de libre comercio con MERCOSUR y la terminación de las negociaciones del TLC representará mayores oportunidades de negocio y apertura de nuevos mercados para las empresas colombianas. Este factor debería impulsar el crecimiento de la inversión privada con el fin de aumentar la capacidad instalada de diferentes sectores para competir en el nuevo escenario económico. La promoción y ejecución de inversiones en el sector de infraestructura por parte del gobierno y el sector privado serán de vital importancia para afianzar nuestra competitividad.

El principal factor de riesgo para el crecimiento económico en 2005 será el manejo de los desbalances fiscales por parte del gobierno. Los retos que debe enfrentar el gobierno en esta materia son difíciles y deberá concentrar sus esfuerzos en puntos como: incremento en el recaudo y en el control de la evasión por parte de la DIAN, reducción de los gastos públicos, tarea compleja en un año pre-electoral y un aumento en la capacidad de financiamiento a través de las estrategias que pueda elaborar la Dirección de Crédito Público General. Lo anterior será necesario para que el gobierno pueda mantener la confianza de los inversionistas, cumpliendo con el programa de ajuste fiscal que ha venido realizando en los años anteriores.

Sin duda la confianza de ustedes señores accionistas ha sido factor fundamental para conseguir los resultados del Grupo Corfivalle. Gracias a ustedes que nos acompañaron en este permanente reto, podemos desarrollar una entidad sólida que perdura generando beneficios a la región y al país. A nuestra Junta Directiva y a todo el personal del Grupo Corfivalle, nuestros más profundos agradecimientos por su dedicación y esfuerzo que fueron indispensables para superar los objetivos planteados.

ALEJANDRO ZACCOUR URDINOLA
Presidente"

Los miembros de la Junta Directiva acogen y hacen suyo el presente informe.

Acto seguido, el Presidente presentó las operaciones realizadas entre la CFV con sus subordinadas y vinculadas, las cuales están contempladas en el balance y estado de resultados del ejercicio del año 2004 y cuyo detalle aparece en la nota # 30.

4. b. **LECTURA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUALES Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2004 Y DE LOS ESTADOS DE RESULTADOS CORRESPONDIENTES, ASI COMO DE LA INFORMACION SUPLEMENTARIA REQUERIDA POR LA SUPERINTENDENCIA DE VALORES.**

El Presidente solicitó al Secretario dar lectura a los Balances de Propósito General Individuales y Consolidados al 31 de Diciembre de 2004 y de sus correspondientes Estados de Resultados, así como a la información suplementaria exigida por la Superintendencia de Valores:

4. c. LECTURA DE LOS INFORMES QUE ACERCA DE LOS BALANCES AL 31 DE DICIEMBRE DE 2004 Y DE LOS ESTADOS DE RESULTADOS RINDE EL REVISOR FISCAL, AL IGUAL QUE DE LA INFORMACION SUPLEMENTARIA REQUERIDA POR LA SUPERINTENDENCIA DE VALORES.

El Doctor Oscar Dario Morales, Revisor Fiscal Principal de la Corporación dio lectura a los informes que rinde la Revisoría Fiscal de los Estados Financieros de la Corporación y Consolidados:

4. d. LECTURA DEL ANEXO QUE CONTIENE LA INFORMACION EXIGIDA POR EL ARTICULO 446 DEL CODIGO DE COMERCIO EN SU NUMERAL 3°.

En cumplimiento a los ordenamientos del Artículo 446 Numeral 3 del Código de Comercio, la Junta Directiva y el Presidente de la Corporación, informan a los señores accionistas que durante el ejercicio terminado el 31 de diciembre de 2004 se realizaron las siguientes erogaciones:

(Valores expresados en miles de pesos colombianos, excepto la conformación del capital)

➢ Por salarios a directivos	2,806,651
➢ Por bonificaciones a directivos	37,450
➢ Por concepto de honorarios Junta Directiva devengaron en el ejercicio la suma de	144,900
➢ Se pagó por concepto de honorarios a Asesores Independientes la suma de	1,553,925
➢ Se pagó por concepto de gastos de viaje la suma de	165,080
➢ Las donaciones realizadas por la Corporación en el ejercicio fueron	5,723
➢ En publicidad y propaganda se gastó la suma de	965,199
➢ En relaciones públicas se gastó la suma de	153,622
➢ En transportes se gastó la suma de	673,558

- Los depósitos de la Corporación en el exterior al cierre del ejercicio eran de US$219,588.94 y en miles de pesos $524,762.
- Las obligaciones en moneda extranjera a esta misma fecha eran de US$41,964,228.89 y en miles de pesos $100,284,018.
- Las inversiones de la Corporación a diciembre 31 de 2004, eran las siguientes:

Sociedades anónimas y de personas	731,971,190
Entidades financieras del exterior	21,023,199
Inversiones de liquidez	512,620,342
Inversiones Obligatorias	19,926,406

➢ La conformación del capital de la Corporación a Diciembre 31 de 2004, era la siguiente:

	Número de Acciones	**Capital Pesos**
Autorizado	100,000,000	1,000,000,000
Por suscribir	13,975,653	139,756,530
Suscrito y pagado	86,024,347	860,243,470

➢ Las cuentas contingentes y cuentas de orden a diciembre 31 de 2004, ascendieron a $10,146,954 millones.

4. e. LECTURA DE LA INFORMACION EXIGIDA POR LA CIRCULAR No. 007 DE 1996 DE LA SUPERINTENDENCIA BANCARIA.

De conformidad con lo establecido en la Circular Externa No. 007 de 1996 emitida por la Superintendencia Bancaria y en razón a las funciones propias del Comité de Auditoria, se indican a continuación las principales actividades llevadas a cabo por este comité durante el año 2.004:

- Conoció y evaluó el dictamen de los Estados Financieros de la Corporación Financiera del Valle al 31 de Diciembre de 2003 presentado por el Revisor Fiscal, así como los Estados Financieros correspondientes al mismo año comparativos con el año anterior.

- Confirmó el concepto del Revisor Fiscal respecto a la suficiencia y adecuadas medidas de control interno de la entidad a presentar en la Asamblea General de Accionistas. (artículo 209 C. de C.)

- Supervisó la elaboración del informe de las labores desarrolladas y evaluadas por el Comité durante 2003.

- Aprobó el Plan de Trabajo a desarrollar por la Contraloría y conoció el Plan de trabajo del Revisor Fiscal para el año 2004.

- Conoció los trabajos de la Contraloría con relación al SARC desarrollados durante el año 2004.

- Supervisó las funciones y actividades de auditoría y evaluó la suficiencia y efectividad de los informes de control interno en los siguientes temas:

    - Seguimiento al desarrollo de los proyectos SARC, SARIN y CARTERA
    - Confirmaciones de saldos de CDTs, Bonos y Cartera de Créditos.
    - Seguridades del Sistema y Aplicativos
    - Inversiones en títulos participativos

- Nómina de Salarios
- Impuestos
- Cartera de créditos
- Derechos en Fideicomiso
- Banca Privada
- Procedimientos de prevención de Lavado de Activos
- Inversiones de Renta Fija y Derivados
- Compraventa de Inversiones
- Conciliaciones Bancarias
- Controles de Ley: Inversiones obligatorias en TRD y Finagros, Encaje, Posición Propia, Repos e interbancarios y Seguro de Depósito)
- Evaluación al sistema de control interno de las empresas Grupo Pajonales, Hoteles Estelar S.A., Procesal S.A., Invervalle (hoy Valora S.A.) Lloreda S.A., Casa de Bolsa S.A. y Banco Cofivalle Bahamas Ltd y Banco Panamá.
- Evaluación del sistema de prevención de lavado de activos por parte de la firma Citigate Global Intelligence.
- Evaluación de cumplimiento de las políticas y procedimientos de administración de riesgos en operaciones de Tesorería.

- Verificó las medidas tomadas por la Administración en relación con los temas expuestos derivadas de las sugerencias y recomendaciones.

- Conoció las actividades del Revisor Fiscal, evaluó la suficiencia y efectividad de sus informes sobre los diferentes temas, y verificó las medidas tomadas por la Administración en relación con los temas expuestos derivadas de las sugerencias y recomendaciones.

- Conoció y evaluó los informes del Oficial de Cumplimiento efectuados durante el año 2004.

- Conoció y evaluó los requerimientos y los informes de inspección de la Superintendencia Bancaria efectuados durante el año 2004.

- Conoció la evolución de la Evaluación y Calificación de Cartera y Provisiones de la Corporación, y las actuaciones del respectivo Comité.

- Conoció de la actualización del Manual de Políticas y Procedimientos SIPLA, así como el contenido de las Circulares Externas 34 y 40 de 2004 emitida por la Superintendencia Bancaria.

4. f. CONSIDERACION POR PARTE DE LA ASAMBLEA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUAL Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2004 Y SUS CORRESPONDIENTES ESTADOS DE RESULTADOS.

Antes de someter los Estados Financieros a consideración de los Accionistas, el Secretario dio lectura a los Oficios Nos. 2005005879-6 y 2005005879-7 mediante los cuales la Superintendencia Bancaria estima que se pueden someter a consideración de la Asamblea Ordinaria General de Accionistas los Estados Financieros de la Corporación y se autoriza su publicación.

A continuación el Doctor Zaccour puso a consideración de los Señores Accionistas el Balance General y el Estado de Resultados ya leídos y solicitó informaran si deseaban alguna aclaración adicional.

Una vez dadas las explicaciones solicitadas, el Presidente de la Asamblea Doctor Alejandro Zaccour, pregunta a los Señores Accionistas si aprueban los Estados Financieros presentados a su consideración. La Asamblea aprobó la siguiente proposición:

PROPOSICION No. 1

La Asamblea General de Accionistas de la Corporación Financiera del Valle S.A.

RESUELVE:

Aprobar los Balances de Propósito General Individual y Consolidados al 31 de Diciembre de 2004 y su correspondiente Estado de Resultados, así como el Informe de Gestión y del Revisor Fiscal.

La anterior proposición fue aprobada con el voto favorable de 62.837.122 acciones Ordinarias, ya que del total de las acciones representadas en la reunión, se abstuvo de votar el Doctor Mario Scarpetta Gnecco, propietario de 653.586 acciones y la representante de las Doctoras Consuelo Scarpetta Gnecco, propietaria de 20.650 acciones y Lilly Scarpetta Gnecco, propietaria de 646.984 acciones, quienes por ser Directores de la Financiera se abstienen de aprobar con sus propias acciones las cuentas de la Administración. Igualmente esta proposición fue aprobada por las 6.133.031 acciones con Dividendo Preferencial y sin Derecho a Voto.

5. DISTRIBUCION DE UTILIDADES

La Asamblea General de Accionistas aprueba el siguiente proyecto consistente en enjugar pérdidas y el pago de dividendo en efectivo.

Utilidades del Ejercicio		31,169,729,319,31
Liberar Reserva a Disposición Asamblea		65,605,782,00
Liberar Reserva Ley 75 de 1986		311,792,000.00
Liberar Reserva Valoración de Inversiones		1,123,325,860,03
Total a disposición de la Asamblea		32,670,452,961,34
Enjugar Pérdidas Acumuladas (1)	25,291,701,222.34	
Para Pago de Dividendos en Efectivo (2)	7,378,751,739,00	
Total Apropiado	32,670,452,961,34	32,670,452,961,34

1. Para enjugar pérdidas de ejercicios anteriores por $25,291,701,222.34, se aprueba apropiar de las utilidades del ejercicio del año 2004 la suma equivalente.

2. El dividendo decretado en efectivo equivale a $793,50 por acción para las 9.298.994 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas a diciembre 31 de 2004, correspondiente a los dividendos acumulados pendientes por pagar para cada una de ellas de los ejercicios de los años 2000 por $356.25, 2001 por $383.50, 2002 por $53,75.

El pago de los dividendos por acción se efectuará así: $198,00 el 30 de marzo, $198,00 el 30 de junio, $198,00 el 30 de septiembre y $199,5 el 26 de diciembre de 2005, a los accionistas que aparezcan inscritos en el libro de accionistas de la Corporación, al tiempo de hacerse exigible cada pago, teniendo en cuenta la Circular Externa No. 13 de 1998 y la Carta Circular No. 06 de 1999 expedidas por la Superintendencia de Valores.

Los dividendos que se pagarán a los Accionistas son en su totalidad ingresos no constitutivos de renta ni ganancia ocasional para los Accionistas de acuerdo con lo establecido en los artículos 48 y 49 del Estatuto Tributario.

6. DIVIDENDOS ACCIONES CON DIVIDENDO PREFERENCIAL SIN DERECHO A VOTO

Cada acción con Dividendo Preferencial y sin Derecho a Voto le dará derecho a su titular a recibir un dividendo mínimo preferencial anual equivalente al 2% del precio de suscripción en pesos de cada acción ($5,000), suscripción que se efectuó en 1993.

A partir del ejercicio 1993 este dividendo se ajustará cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente por la autoridad competente colombiana, para el calendario. El reajuste producirá efectos para la liquidación del dividendo correspondiente al ejercicio en que se certifique el índice de referencia. El dividendo mínimo preferencial para el ejercicio de 2004 es de $460,97.

Como los dividendos de la Corporación correspondientes al ejercicio del año 2004 que ascendieron a la suma de $793.50 por acción, se destinarán a cancelar los dividendos de los

ejercicios del año 2000 por $356.25, del 2.001 por $383.50, y $53.75 del año 2.002, el dividendo correspondiente al ejercicio del año 2004 se acumulará al saldo del dividendo del ejercicios del año 2002 por $356.56 y al del año 2003 por $436.94, para ser pagados con las utilidades del ejercicio del año 2005 a los titulares que aparezcan inscritos en el libro de accionistas de la Corporación, en las fechas de pago determinadas por la Asamblea de Accionistas que se lleve a cabo en el año 2006. Dicho pago tendrá preferencia sobre cualquier otro dividendo a cargo de las acciones ordinarias.

El dividendo acumulado por acción asciende a la suma de $1.254.47.

Las acciones ordinarias no tendrán derecho a dividendo sobre el ejercicio de 2004.

7. NOMBRAMIENTO DEFENSOR DEL CLIENTE

El Presidente de la Asamblea comentó que se ha recibido una comunicación de la Asociación Bancaria, mediante la cual informaba que esta entidad acordó liquidar la oficina de la Defensoría del Cliente Financiero que ella venía administrando.

Por tal motivo, varias de las instituciones que actualmente están adheridas a la Oficina para la Defensoría del Cliente Financiero de la Asociación Bancaria están interesadas en adherirse a la Oficina de la Defensoría del Cliente Financiero de la firma Laguado Giraldo .

Esta nueva Oficina está dirigida por el Doctor Darío Laguado Monsalve, quien ha sido Superintendente de Sociedades y Superintendente Bancario. Entre sus colaboradores tendrá a varias de las personas que actualmente hacen parte del grupo que viene apoyando la labor del Defensor del Cliente en la oficina de la Asociación Bancaria.

La Asamblea General de Accionistas designó a la Oficina para la Defensoría del Cliente Financiero LAGUADO GIRALDO, para actuar como Defensor del Cliente Financiero de la Corporación por el período 2005 - 2007, funciones que desempeñará a partir de la fecha en que se termine el actual contrato celebrado con la oficina del Defensor del Cliente Financiero de la Asociación Bancaria.

La Oficina para la Defensoría del Cliente Laguado Giraldo se compromete a asignar todos los recursos humanos y técnicos necesarios para desarrollar cabalmente sus funciones. No obstante, la Corporación prestará toda la ayuda necesaria y su colaboración para que la Defensoría del Cliente cumpla con sus funciones.

Como la cuota de mantenimiento que deberá cancelar mensualmente la Corporación a la Oficina del Defensor del Cliente Financiero no se ha definido por cuanto es indispensable que se realicen todas las asambleas para determinar cuántas entidades designarán al nuevo Defensor del Cliente, la Asamblea General de Accionistas faculta expresamente al Representante Legal para que acuerde con esta Oficina de Defensoría del Cliente todo lo relacionado con el contrato de servicios y suscriba los documentos que se requieran.

8. HONORARIOS REVISOR FISCAL

La Asamblea General de Accionistas por unanimidad de los Accionistas Ordinarios y de los Accionistas con Dividendo Preferencial y sin Derecho a Voto aprobó se le reconociera a la firma Deloitte Colombia Ltda., por sus funciones de Revisoría Fiscal una remuneración ordinaria anual de $148.400.000, más el correspondiente IVA, los cuales serán cancelados en 9 cuotas mensuales, 8 por valor de $16.490.000 y una última cuota de $16.480.000, contadas a partir de Abril próximo.

En los términos de la Circular 020 de 2002 se presenta la siguiente descomposición:

El número de horas totales presupuestadas son 2.850, las cuales incluyen la participación en los Comités de Auditoría y en las reuniones de Junta Directiva a las cuales asistirán cuando lo considere conveniente o por invitación de los Directores y/o por la Administración, distribuidas así:

Categoría	Número de horas	Número de personas
Socio de Auditoria	110	1
Gerente de Auditoria	240	1
Senior de Auditoria	600	1
Staff de Auditoria	1.390	1
Especialistas de Impuestos y Legal	250	4
Especialistas en riesgos de Tesorería y derivativos	320	4
Especialistas de Sistemas	390	4
Total	**3.300**	

El tiempo asignado al Socio y al Gerente de Auditoría incluye la participación en reuniones de junta directiva y comités donde se requiera la presencia del Revisor Fiscal, este tiempo equivale a 60 horas.

Las personas asignadas a este proyecto en la parte de Auditoría son Contadores Públicos y estarán soportados en expertos de otras disciplinas como abogados, ingenieros de sistemas, y economistas, además contarán con la asesoría, en caso de ser necesario, de otros socios de la Firma o expertos a nivel mundial.

La totalidad de los gastos, en que incurra la Revisoría Fiscal para el desarrollo de sus funciones, correspondientes a viáticos, transporte, papelería, útiles de trabajo, correo, fax, teléfono, y télex, entre otros, serán asumidos por la Corporación, y los mismos se estiman en $30.0MM anuales.

Para el uso de la Revisoría Fiscal, la Corporación dispondrá en sus oficinas principales de Cali, Bogotá, Medellín y Barranquilla, de puestos de trabajo provistos con los siguientes elementos:

- Puestos de trabajo: Uno por cada ciudad

- Cocineta (*)
- Baños (*)
- Escritorios
- Computador
- Impresora
- Teléfono
- Sumadora - calculadora
- Correo Electrónico
- Fax (*)
- Fotocopiadora (*) y demás útiles necesarios para desarrollar sus labores.

(*) Estos elementos son compartidos con los funcionarios de la Corporación que laboran en cada una de las oficinas.

La Corporación no proporcionará ningún funcionario de su propia nómina para trabajar bajo la dirección de la Revisoría Fiscal.

9. HONORARIOS JUNTA DIRECTIVA

La Asamblea General de Accionistas por unanimidad decidió que cada uno de los Directores continúe devengando unos honorarios de $800.000 por su asistencia a cada reunión de Junta Directiva, valor que no había sufrido incremento desde 1998.

10. PROPOSICIONES Y VARIOS

a. Renuncia del Doctor Jorge Herrera Barona

El Doctor Alejandro Zaccour informó a la Asamblea que el Doctor Jorge Herrera Barona presentó su renuncia al cargo que venía desempeñando en la Corporación como Miembro Principal de la Junta Directiva. Una vez leída su carta de renuncia, la Asamblea General de Accionistas aceptó su renuncia, no sin antes agradecer la colaboración que el Doctor Herrera Barona le prestó a la Corporación, a través del tiempo que se desempeñó como Director de la Institución. Así mismo determinó que su reemplazo se designaría en la próxima Asamblea de Accionistas.

El Doctor Néstor Duque solicitó se analice la posibilidad de hacerle al Doctor Herrera un homenaje por toda la colaboración que ha tenido, no sólo con la Corporación, sino también con el Valle del Cauca y especialmente con la ciudad de Cali.

A continuación la Asamblea de Accionistas aprobó una moción de felicitaciones presentada por el Doctor Yesid Quintero, para el Doctor Alejandro Zaccour y a la Administración de la Corporación por la labor desarrollada durante los últimos tres años y que hoy se ven reflejados los buenos resultados en el ejercicio del 2004.

No habiéndose presentado ningún tema sobre este punto y no existiendo otros que tratar, siendo las 5:00 p.m. se levantó la sesión.

ALEJANDRO ZACCOUR URDINOLA
Presidente

OSCAR CAMPO SAAVEDRA
Secretario

Informe de la Comisión nombrada para la aprobación de la presente Acta.

"Cali, 29 de Marzo de 2005

Señores
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Apreciados señores:

Por la presente nos permitimos dar aprobación al Acta No. 059 correspondiente a la reunión de la Asamblea General de Accionistas de la Corporación, realizada el 11 de marzo de 2.005 en nuestra condición de delegados para tal fin.

Atentamente,

(Fdo.)
AMPARO MURILLO BETANCOURT

(Fdo.)
GILBERTO CASTRO MONJE

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No. 015

In the city of Santiago de Cali, on March 10, 2005, at 4:00 p.m., the 15th General Assembly Meeting of Non-Voting Preferred Dividend Shareholders of Corporación Financiera del Valle S.A., held a meeting at the Board Room of Corporacion Financiera del Valle S.A., piso 23, with previous convoking, pursuant to Article 31 of the By-Laws, through an announcement published on La Republica and El Pais, newspapers issues number 19.714 and 17.117 on February 15, 2005.

The text of such notice reads as follows:

"THE PRESIDENT OF
CORPORACION FINANCIERA DEL VALLE S.A.
IS HEREBY CALLING:

The General Assembly of Non - Voting preferred Stockholders to be held on March 10, 2005 at 4:00 p.m. at the Corporacion Financiera del Valle S.A.'s head office, located at Calle 10 # 4-47, floor 23.

Likewise, the President calls the Common Shareholders and the Non-Voting Preferred Stockholders to the General Assembly Meeting of Common Shareholders to be held on March 11, 2005, at 2:30 p.m., at the Cañaveral room of the Intercontinental Hotel of Cali.

Any Shareholder who may not attend the Meetings, may appoint proxies to represent them through a written notice sent to the Corporation's President, indicating the proxy's name, the individual who may substitute his powers, and the type of shares he represents.

The documents required by the Law are available to the Shareholders ant the Corporation's Secretarys'office.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, February 15, 2005"

Besides, on February 15, 2005, the following communication was sent to each one of the shareholders, to the address currently recorded at CFV:

"Cali, February 15, 2005

Mr.
«F1»
«F2»
«F3»

Hereby I am confirming that the Corporation's Presidency has called a Non-Voting Preferred Dividend Shareholders' Meeting to be held on March 10, at 4:00 p.m., at the Corporation's headquarters, located at Calle 10 No.4-47 Piso 23, in the city of Cali, reporting the topics to be treated at CFV's General Assembly Meeting of Common Shareholders.

The Shareholders' General Assembly Meeting shall be held on March 11, 2:30 p.m. at Canaveral Room of Intercontinental Hotel, Cali. This meeting will be attended by the Non-Voting Preferred Stockholders to exercise their voting rights under the terms of the Law and pursuant to the regulation for this kind of shares.

Pursuant to provisions of articles 30 and 31 of the by-laws, an announcement of such notice has been 0ublished on February 15, on El Pais and La Republica newspapers, respectively.

In case Shareholders may not personally attend the meeting, they are kindly requested to designate the proxies representing them through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

Please find annexed the power form to be used in appointing a proxy for the Assembly.

Both the Individual and Consolidated General Purpose Balances as of December 31, 2004 and other information required by the Commerce Code, is available to the shareholders at the Secretary's Office, located at Calle 10#4-47, Piso 29, CFV's building.

OSCAR CAMPO SAAVEDRA
General Secretary"

1. QUORUM VERIFICATION

The President asked the Secretary to advise about the number of shares that were present or duly represented and the Secretary said that there were 6,193,056 Non-Voting Preferred Dividend Stocks out of 9,298,994 shares in which CFV's capital is divided for this kind of shares, accounting for 66.60%, as follows:

Shareholder	No. of Shares	Proxy	Acting As
Alfredo Londoño Gálvis	19.202	Alfredo Londoño Gálvis	Nombre propio
Angela Patricia Baquero Romero	3.587	Yesid Antonio Quintero	Apoderado
Carlos Jaramillo Arboleda	64.461	Carlos Jaramillo Arboleda	Nombre propio
Claudia Londoño Arango	18.079	Alfredo Londoño Gálvis	Apoderado

Shareholder	No. of Shares	Proxy	Acting As
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Gilberto Castro Monje	Apoderado
Diego Londoño Arango	20.415	Alfredo Londoño Gálvis	Apoderado
Escolástico Baquero Riveros	20.000	Yesid Antonio Quintero	Apoderado
Felipe Eyerbe Muñoz	1.409	Rodrigo Vicente Ayerbe M.	Apoderado
Fondo de Cesantías Porvenir	83.500	Gilberto Castro Monje	Apoderado
Fondo de Pensiones Obligatorias Porvenir	1.455.516	Gilberto Castro Monje	Apoderado
Gerardo Javier Correa Botero	56.660	Yesid Antonio Quintero	Apoderado
Instituto de Inversiones Estratégicas Ltda.	740.060	Miguel Angel Mazariegos Wiedmann	Apoderado
Jaime Moreno Barbosa	426.700	Jaime Moreno Barbosa	Nombre propio
José Ferney Morales	86	José Ferney Morales	Nombre propio
Juan Carlos Baquero Romero	11.000	Yesid Antonio Quintero	Apoderado
Julio Manuel Ayerbe Muñoz	4.098	Rodrigo Vicente Ayerbe M.	Apoderado
Liliana María Londoño Arango	18.079	Alfredo Londoño Gálvis	Apoderado
Luis Mario Mora Vera	86	Luis Mario Mora Vera	Nombre propio
María del Tránsito Rodríguez	172.225	María del Tránsito Rodríguez	Nombre propio
Néstor Duque Salazar	14	Néstor Duque Salazar	Nombre propio
Rodrigo Ayerbe Muñoz	1.409	Rodrigo Ayerbe Muñoz	Nombre propio
Ruth Méndez Lara	58	Luis Mario Mora Vera	Apoderado
Teresita Osorio Jaramillo	16.715	Yesid Antonio Quintero	Apoderado
Yesid Antonio Quintero Correa	28.072	Yesid Antonio Quintero	Nombre propio
	6.193.056		

The meeting is also attended by Mrs. Elizabeth Barrero and Mónica Botina, representatives of Deloitte Colombia Ltda..

2. CONSIDERATION OF THE ORDER OF THE DAY.

The 6.193.056 present shares approved the daily routine in the meeting.

ORDER THE DAY

1. Quorum Verification.

2. Consideration of the Order of the Day.

3. General Assembly Meeting Of Common Shareholders - Attendance, Voting Right.

4. Appointment of a Commission to study on behalf of the Non-Voting Preferred Dividend Stockholders the Minute corresponding to the Assembly held on March 10, 2005.

3. GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS – ATTENDANCE, VOTING RIGHT

Mr. Zaccour reminded the shareholders that as it was decided at the 2003 Non-Voting Preferred Dividend Stockholder Meeting, the holders of this type of shares may directly exercise their voting right at the Common Shareholders' General Assembly Meeting to be held tomorrow. Also, he reported on the topics to be treated on such Assembly to be held on March 11.

With respect to the Dividend related to these shares, Mr. Zaccour reminded that each Non-Voting Preferred Dividend stock gives its holder the right to receive a minimum annual preferred dividend of 2% of the subscription price in pesos per share (Col Ps 5,000), an subscription made in 1993.

From the 1993 fiscal year this dividend shall be adjusted on a year basis by 100% of the consumer price index variation, which is annually certified by the competent Colombian authority, for the respective year. The readjustment shall bear some effects in calculating the dividend of each fiscal year when the referred index is certified. The minimum preferred dividend for the 2004 fiscal year is Col Ps 460.97.

Mr. Zaccour noted that the General Assembly to be held tomorrow shall be proposed that the Corporation's dividends of the 2004 fiscal year amounting to Col Ps 793.50 per share, be used to pay the payable dividends on the Non-Voting Preferred Stock dividend of the 2000, 2001 and 2002 fiscal year for Col Ps 356.25, 383.50, and 53.75, respectively. From the above, the dividend of the 2004 fiscal year shall be accumulated to the balance of the 2002 and 2003 fiscal year dividends for 356.56 and 436.94, respectively, and shall be paid with the 2005 profits to the holders recorded on the Corporation's shareholders book, on the payment dates indicated by the Shareholders' Assembly to be carried out in 2006.

Such payment shall be made on a preferred basis over any other dividend related to common shares. The new accumulated dividend per share amounts to Col Ps 1,254.47.

4. APPOINTMENT OF A COMMISSION TO STUDY AND APPROVE MINUTE ON BEHALF OF THE GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS HELD ON MARCH 10, 2005.

The Shareholders' General Assembly Meeting approved the following proosal with 6.193.056 shares present at the meeting; the representative of Foreign Funds abstained from voting as he did not have any faculties to do so.

PROPOSITION No. 1

The Common General Assembly Meeting with the powers conferred by article 36 of the by-laws,

RESOLVES:

To designate a commision made up by Mr. Yesid Antonio Quintero and Gilberto Castro Monje to study and approve on behalf of the Non-Voting Preferred Dividend Stockholders minute of the March 10, 2005 meeting.

Upon completing the order of the day, Mr. Zaccour read the management report to be submitted to consideration of the Common Shareholders´General Assembly to be held on March 11. Also, he explained that the Corporation´s results of the 2004 fiscal year and the perspectives for 2005.

Following, the Shareholders Assembly approved a motion of congratulations submitted by Mr. Yesid Quintero for Mr. Alejandro Zaccour and the Corporation´s Management for the effort carried out in the last three yea and which are evidenced on the 2004 positive results.

As there were no other subjects to be treated, Mr. Zaccour thanks the Shareholders for their attendance to the Assembly and adjourns the meeting.

Being no more subjects than to treat, it thanks for to the Shareholders its presence in the Assembly and it declares it concluded.

At 5:30 p.m. and as there was no other subject to be treated the meeting was adjourned.

President,	**Secretary,**
ALEJANDRO ZACCOUR URDINOLA	**OSCAR CAMPO SAAVEDRA**

Report from the commission appointed to approve this Minute.

"Cali, March 30, 2005

CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:

Hereby we are approving Minute No. 015 from the General Assembly Meeting of Non-Voting Preferred Dividend Shareholders of the Corporation, held on March 10, 2005 in our quality of delegates for such purpose.

Sincerely,

YESID ANTONIO QUINTERO **GILBERTO CASTRO MONJE**

ACTA No. 015

En la Ciudad de Santiago de Cali, a los diez (10) días del mes de Marzo del año dos mil cinco (2005), siendo las 4:00 p.m., se reunió en la Sala de Juntas de la Corporación Financiera del Valle S.A., piso 23, la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del Artículo 31 de los Estatutos Sociales, por medio de aviso publicado en los Diarios El País y La República, ediciones Nos. 19.714 y 17.117 del martes quince (15) de Febrero de 2005.

El texto del aviso de convocatoria publicado fue el siguiente:

**"EL PRESIDENTE DE LA
CORPORACION FINANCIERA DEL VALLE S.A.
SE PERMITE CONVOCAR:**

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 10 de marzo de 2005 a las 4:00 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 11 de marzo de 2005, a partir de las 2:30 p.m., en el Salón Cañaveral del Hotel Intercontinental de Cali.

Los Señores Accionistas que no concurran personalmente a las Asambleas, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la Ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario de la Corporación.

**ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 15 de Febrero de 2005"**

Además el quince (15) de febrero de 2005 fue dirigida a cada uno de los accionistas, a la dirección que de ellos aparece registrada en la Corporación, la siguiente comunicación:

"Cali, 15 de febrero de 2005

Señores
<<>>
<<>>

Por la presente me permito confirmar a Usted que la Presidencia de la Corporación ha convocado la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho a Voto para que tenga lugar el 10 de Marzo próximo a las 4:00 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23 de la ciudad de Cali, para informarles acerca de los temas a tratar en la Asamblea General Ordinaria de Accionistas de la Corporación.

La Asamblea General Ordinaria de Accionistas se llevará a cabo el 11 de Marzo de 2005, a la 2:30 p.m., en el Salón Cañaveral del Hotel Intercontinental de Cali. A esta reunión asistirán los Accionistas con Dividendo Preferencial y sin Derecho a Voto para ejercer los derechos de voto que les corresponden en los términos de Ley y de acuerdo con el reglamento que rige la emisión de esta clase de acciones.

En cumplimiento del ordenamiento de los artículos 30 y 31 de los estatutos sociales, se ha publicado en los en los diarios El País y La República el correspondiente aviso de convocatoria, el día15 de febrero.

Mucho agradeceré a usted en el caso de no serle posible concurrir personalmente a la Asamblea, se haga representar en ella mediante poder dirigido al Presidente de la Corporación en que se indique el nombre del apoderado y el de la persona en quien éste pueda sustituir el poder, acompañado del certificado de existencia y representación legal de quien lo otorga, actualizado.

Con la presente tengo el gusto de hacer llegar a usted un formato de poder el cual pueden utilizar para designar su representante en la Asamblea.

Los Balances de Propósito General Individual y Consolidados a 31 de Diciembre de 2004 y demás informaciones exigidas por el Código de Comercio, se encuentran a disposición de los señores accionistas en la oficina del suscrito Secretario, ubicada en la Calle 10 # 4-47, piso 29 del Edificio Corporación Financiera del Valle de Cali.

Atentamente,



OSCAR CAMPO SAAVEDRA
Secretario General

1. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste indicó que se encontraban 6.193.056 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones que tiene emitidas la Corporación en esta clase de acciones, lo que representa el 66.60%, así:

Accionista	No. Acciones	Representada	Calidad
Alfredo Londoño Gálvis	19.202	Alfredo Londoño Gálvis	Nombre propio
Angela Patricia Baquero Romero	3.587	Yesid Antonio Quintero	Apoderado
Carlos Jaramillo Arboleda	64.461	Carlos Jaramillo Arboleda	Nombre propio
Claudia Londoño Arango	18.079	Alfredo Londoño Gálvis	Apoderado
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Gilberto Castro Monje	Apoderado
Diego Londoño Arango	20.415	Alfredo Londoño Gálvis	Apoderado
Escolástico Baquero Riveros	20.000	Yesid Antonio Quintero	Apoderado
Felipe Ayerbe Muñoz	1.409	Rodrigo Vicente Ayerbe M.	Apoderado
Fondo de Cesantías Porvenir	83.500	Gilberto Castro Monje	Apoderado
Fondo de Pensiones Obligatorias Porvenir	1.455.516	Gilberto Castro Monje	Apoderado
Gerardo Javier Correa Botero	56.660	Yesid Antonio Quintero	Apoderado
Instituto de Inversiones Estratégicas Ltda.	740.060	Miguel Angel Mazariegos Wiedmann	Apoderado
Jaime Moreno Barbosa	426.700	Jaime Moreno Barbosa	Nombre propio
José Ferney Morales	86	José Ferney Morales	Nombre propio
Juan Carlos Baquero Romero	11.000	Yesid Antonio Quintero	Apoderado
Julio Manuel Ayerbe Muñoz	4.098	Rodrigo Vicente Ayerbe M.	Apoderado
Liliana María Londoño Arango	18.079	Alfredo Londoño Gálvis	Apoderado
Luis Mario Mora Vera	86	Luis Mario Mora Vera	Nombre propio
María del Tránsito Rodríguez	172.225	María del Tránsito Rodriguez	Nombre propio
Néstor Duque Salazar	14	Néstor Duque Salazar	Nombre propio
Rodrigo Ayerbe Muñoz	1.409	Rodrigo Ayerbe Muñoz	Nombre propio
Ruth Méndez Lara	58	Luis Mario Mora Vera	Apoderado

Accionista	No. Acciones	Representada	Calidad
Teresita Osorio Jaramillo	16.715	Yesid Antonio Quintero	Apoderado
Yesid Antonio Quintero Correa	28.072	Yesid Antonio Quintero	Nombre propio
	--------------		
	6.193.056		
	========		

También estuvieron presentes las Doctoras Elizabeth Barrero y Mónica Botina, representantes de Deloitte Colombia Ltda.

2. CONSIDERACION DEL ORDEN DEL DIA

Aprobaron el orden del día las 6.193.056 acciones presentes en la reunión.

ORDEN DEL DIA

1. Verificación del Quórum
2. Consideración del Orden del Día
3. Asamblea General Ordinaria - Asistencia, Derecho a Voto
4. Designación de la Comisión que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie el Acta correspondiente a la reunión de la Asamblea celebrada hoy 10 de marzo de 2005.

3. ASAMBLEA GENERAL ORDINARIA - ASISTENCIA, DERECHO A VOTO

El Doctor Zaccour recordó a los accionistas que tal como lo habían decidido en la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho a Voto del año 2003, los titulares de esta clase de acciones pueden ejercer directamente los derechos de voto que les corresponde en la Asamblea General Ordinaria que se llevará a cabo el día de mañana. Así mismo informó sobre los temas que se tratarán en la Asamblea Ordinaria que se celebrará el día de mañana 11 de marzo.

En relación con el Dividendo a que tienen derecho estas acciones, recordó que cada acción con Dividendo Preferencial y sin Derecho a Voto le dará derecho a su titular a recibir un dividendo mínimo preferencial anual equivalente al 2% del precio de suscripción en pesos de cada acción ($5,000), suscripción que se efectuó en 1993.

A partir del ejercicio 1993 este dividendo se ajustará cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente por la autoridad competente colombiana, para el calendario. El reajuste producirá efectos para la liquidación del dividendo correspondiente al ejercicio en que se certifique el índice de referencia. El dividendo mínimo preferencial para el ejercicio de 2004 es de $460,97.

Indicó que se propondrá a la Asamblea General que se celebrará el día de mañana que los dividendos de la Corporación correspondientes al ejercicio del año 2004 que ascendieron a la suma de $793.50 por acción, se destinen a cancelar los dividendos que tienen pendientes por pagar a las acciones con Dividendo Preferencial y sin Derecho a Voto de los ejercicios del año 2000 por $356.25, del 2.001 por $383.50, y $53.75 del año 2.002. Por lo anterior, el dividendo correspondiente al ejercicio del año 2004 se acumulará al saldo del dividendo del ejercicios del año 2002 por $356.56 y al del año 2003 por $436.94, para ser pagados con las utilidades del ejercicio del año 2005 a los titulares que aparezcan inscritos en el libro de accionistas de la Corporación, en las fechas de pago determinadas por la Asamblea de Accionistas que se lleve a cabo en el año 2006.

Dicho pago tendrá preferencia sobre cualquier otro dividendo a cargo de las acciones ordinarias. El nuevo dividendo acumulado por acción asciende a la suma de $1.254,47.

4. DESIGNACIÓN DE LA COMISIÓN QUE A NOMBRE DE LA ASAMBLEA GENERAL DE ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO ESTUDIE EL ACTA CORRESPONDIENTE A LA REUNIÓN DE LA ASAMBLEA CELEBRADA HOY 10 DE MARZO DE 2005.

La Asamblea General de Accionistas aprobó por 6.193.056 acciones presentes en la reunión la siguiente proposición.

PROPOSICION No. 01

La Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto en uso de las facultades que le confiere el artículo 36 de los Estatutos Sociales,

RESUELVE:

Designase una comisión integrada por los Doctores Yesid Antonio Quintero y Gilberto Castro Monje para que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie y apruebe el Acta correspondiente a la reunión de hoy 10 de Marzo de 2005.

Agotado el orden del día, el Doctor Alejandro Zaccour dio lectura al informe de gestión que presentará a consideración de la Asamblea General Ordinaria de Accionistas que

se llevará a cabo mañana 11 de marzo. Así mismo explicó los resultados de la Corporación correspondientes al ejercicio 2004 y las perspectivas para el año 2005.

A continuación la Asamblea de Accionistas aprobó una moción de felicitaciones presentada por el Doctor Yesid Quintero, para el Doctor Alejandro Zaccour y a la Administración de la Corporación por la labor desarrollada durante los últimos tres años y que hoy se ven reflejados los buenos resultados en el ejercicio del 2004.

No habiendo más asuntos que tratar, agradece a los Accionistas su presencia en la Asamblea y la declara concluida.

Siendo las 5:30 p.m. y no habiendo más asuntos que tratar se levantó la sesión.

EL PRESIDENTE, **EL SECRETARIO,**

ALEJANDRO ZACCOUR URDINOLA **OSCAR CAMPO SAAVEDRA**

Cali, 30 de Marzo de 2005

Señores
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Apreciados señores:

Por la presente nos permitimos dar aprobación al Acta No. 015 correspondiente a la reunión de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación, realizada el 10 de marzo de 2.005 en nuestra condición de delegados para tal fin.

Atentamente,

(Fdo.)
YESID ANTONIO QUINTERO

(Fdo.)
GILBERTO CASTRO MONJE

RIDER 19

Copy of Company's 2004 Annual Report, audited by the firm Deloitte Colombia Ltda..

INFORME ANUAL 2004

www.corfivalle.com


CORPORACION
FINANCIERA DEL VALLE

Creamos futuro en unión con usted



Perfil Corporativo

La Corporación Financiera del Valle fue fundada en Santiago de Cali en 1961. Brinda una gama de servicios de Banca corporativa e inversión y dentro de su objeto social posee y administra un portafolio de inversión en diversas acciones de empresas listadas y no listadas en la Bolsa.

A través de subsidiarias y filiales financieras, la Corporación Financiera del Valle proporciona corretaje, leasing, captación y financiación en el exterior y servicios fiduciarios. Con activos totales por 2.331.900 millones de pesos Colombianos, la Corporación Financiera del Valle fue la primera compañía en colombia en colocar ADRs en los mercados internacionales.

Indice

Líder del proyecto: Angela Vallejo - Diseño : Papel y Lápiz
Diagramación: Martín Alba & Asociados - Impresión: Feriva
ISSN en trámite

Resumen Informativo

	2004	2003	2002
Ingresos Operacionales	253.297	216.971	240.929
Gastos Operacionales	(159.465)	(154.997)	(178.005)
Gastos Generales	(32.241)	(33.893)	(37.259)
Provisiones Netas	(47.589)	(29.040)	(23.396)
Utilidad o Pérdida Neta	31.170	(8.799)	(16.493)
Balance General			
Cartera Neta	777.946	896.714	897.551
Portafolio de Inversiones Neto	1.162.164	890.551	995.855
Activos	2.331.900	2.160.220	2.229.338
Pasivos	1.845.846	1.731.803	1.859.389
Patrimonio	486.055	428.417	369.949

En millones de pesos colombianos

Creamos futuro en unión con usted

444847+654+89+89+89898-98-989 0254512 04581 44 77 09
111112004 2003 2005 2001 02124654 048510 041+7 044889668
6545248 0+564512478 0912367 246977 099466





INFORME DE LA COMPAÑÍ

2004

Informe de Gestión 2004

Durante 2004 las principales variables macroeconómicas presentaron un desempeño positivo debido a la confianza de los agentes en la política económica del Gobierno y a las condiciones favorables para las inversiones en los mercados emergentes. A pesar de que se retiró la reforma tributaria, los resultados del Gobierno para corregir los desequilibrios en las finanzas públicas son alentadores y el déficit del Sector Público Consolidado se ubicó en 1.2% del PIB, inferior a la meta inicialmente acordada con el FMI (2.5% del PIB).

A diciembre de 2004 la tasa de desempleo de las 13 ciudades principales se ubicó en 13%, inferior a lo registrado en el mismo mes de 2003 (14.7%). Lo anterior refleja la mayor absorción de mano de obra por parte del sector productivo privado.

El nivel de precios de la economía registró una tendencia descendente, explicada en parte por la revaluación del tipo de cambio, lo cual generó una disminución en los costos de los insumos importados y presionó a la baja los precios al consumidor. Es así como al cierre de 2004 la inflación se ubicó en 5.5%, inferior a la observada en 2003 (6.49%) y en cumplimiento con la meta establecida por el Banco de la República.

"La tendencia reciente de los precios de los principales grupos como alimentos y vivienda sugieren estabilidad en la inflación. De otro lado, la revaluación del tipo de cambio podría continuar favoreciendo la inflación de bienes transables y abriendo un espacio para que se mantenga una baja inflación al cierre del año."
Informe Trimestral de Perspectivas Macroeconómicas y Financieras Septiembre - Diciembre de 2004.

La ausencia de presiones inflacionarias permitió que el Banco de la República suministrara amplia liquidez a la economía y disminuyera en 75 puntos base sus tasas de interés de referencia durante el año. Lo anterior llevó a que las tasas de interés en términos nominales se mantuvieran estables e inferiores a sus promedios históricos. La DTF nominal se ubicó en promedio en el mismo nivel registrado durante 2003 (7.8% anual). Por su parte, debido a la disminución en la inflación, la DTF real aumentó, ubicándose en 1.8% en promedio a lo largo del año, superior al promedio registrado en 2003 (0.65% anual).

Tasa de Captación DTF E.A. y Tasa Real sobre IPC



DTF
DTF real sobre el IPC
Tasa DTF real sobre IPC
DTF E.A.
8.1%
8.0%
7.9%
7.8%
7.7%
7.6%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
02-Ene-04
30-Ene-04
27-Feb-04
26-Mar-04
23-Abr-04
21-May-04
18-Jun-04
16-Jul-04
13-Ago-04
10-Sep-04
08-Oct-04
05-Nov-04
03-Dic-04
31-Dic-04

Fuente: Banco de la República

El crecimiento de la economía se ubica en 3.65% anual (última cifra disponible al tercer trimestre), impulsado fundamentalmente por el comportamiento positivo de los sectores de construcción, industria y comercio. Debido al bajo crecimiento observado durante el tercer trimestre del año (2.46% anual[1]), este indicador fue inferior al esperado por todos los analistas. En relación con la demanda, el crecimiento económico se explicó en parte por la dinámica de la inversión (formación bruta de capital), que registró en el período entre enero y septiembre un incremento anual de 10.2%. Por el lado de la oferta, entre enero y septiembre, la construcción registró un crecimiento de 9.1% anual, seguido por el comercio y la industria con un 5.0% anual.

"A pesar del bajo crecimiento durante el tercer trimestre de 2004, el Índice de Expectativas de los Consumidores, la demanda de energía, el crecimiento de la producción industrial y de las ventas al por menor, y la cifra favorable de balanza comercial, indican un comportamiento positivo del PIB al cierre

[1]Por el lado de la oferta, el moderado crecimiento se debió a la contracción registrada en los sectores de minería y agricultura de 1.75% y 0.12% respectivamente.

de 2004. Por lo tanto, esperamos que el crecimiento económico para 2004 sea alrededor de 3.8%."
Informe Trimestral de Perspectivas Macroeconómicas y Financieras Septiembre - Diciembre 2004.

Variación Anual del PIB trimestral (crecimiento real)



9.0
7.0
5.0
3.0
1.0
-1.0
-3.0
-5.0
-7.0
-9.0
2.46
Sep-97
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

Fuente:DANE

Al igual que en 2003, la tasa de cambio fue la variable de mayor incertidumbre para los agentes del mercado. A pesar de que el Banco de la República intervino activamente en el mercado cambiario mediante acumulación de reservas internacionales cercana a 2,900 millones de dólares, no fue suficiente para cambiar la tendencia revaluacionista del peso frente al dólar. Al cierre de 2004 la tasa de cambio se ubicó en 2,389.75 pesos, lo que representó una revaluación nominal de 13.98% anual.

"Como simple referencia, el Índice Big Mac calculado el 14 de enero del presente año (2004), arroja una tasa de equilibrio entre el peso y el dólar de 2,322 pesos. Esto significa que de acuerdo con esta metodología que se aproxima a la PPA, el peso colombiano se encuentra subvaluado en 16%, por lo cual su precio debería subir, es decir, la tasa de cambio se debería revaluar, en el largo plazo."

Estrategia Económica Semanal 19 de enero 2004 La revaluación desde la perspectiva de la "Paridad del Poder Adquisitivo" (PPA).

La tendencia revaluacionista se debió a un exceso de oferta de dólares en el mercado, explicado principalmente por los siguientes factores: inversión de portafolio por parte de fondos extranjeros que buscaron aprovechar el diferencial de rentabilidad, incremento en la entrada de divisas dado el buen desempeño del comercio exterior, aumento en las remesas por parte de colombianos residentes en el exterior, y mayores flujos de Inversión Extranjera Directa (IED).

"...en la medida en que avance el programa de Seguridad Democrática del actual gobierno, la mayor confianza de los inversionistas se debería ver reflejada en un incremento en el flujo de inversión extranjera directa..."

Informe Trimestral de Perspectivas Macroeconómicas y Financieras Enero - Marzo 2004.

Durante 2004 la debilidad del dólar fue un fenómeno global. Las principales monedas del mundo como el euro y el yen registraron una revaluación de 7.1% y 4.6% respectivamente. Así mismo, las monedas de los países más importantes de la región se apreciaron: el real brasilero se revaluó 8.1% anual y el peso chileno 6.3% anual. Lo anterior se explica por el incremento en los flujos de capitales hacia la región debido a la disminución del riesgo y la mayor rentabilidad. El Índice de Bonos de los Mercados Emergentes (EMBI+ por sus siglas en inglés[2]) para Latinoamérica cerró en 420 unidades, inferior a lo registrado al cierre de 2003 (521 unidades), lo cual refleja la menor percepción de riesgo de los inversionistas internacionales hacia la región.

Devaluación Nominal	P. Chile	P. Colombia	P. México	Real
2002	8.9%	25.0%	13.2%	53.0%
2003	-17.7%	-3.0%	8.3%	-18.2%
2004	-6.3%	-14.0%	-0.8%	-8.1%

Fuente: Reuters - Calculos Corfivalle

Por su parte, el Índice de Tasa de Cambio Real calculado por el Banco de la República (ITCR) se ubicó en 121.74 unidades en diciembre de 2004. Aunque inferior al registrado en 2003, está en un nivel similar al observado durante 2002.

[2] Emerging Markets Bond Index, JP Morgan, www.morganmarkets.com.



En 2004, a pesar de la revaluación del peso, la balanza comercial registró un superávit comercial de 856.7 millones de dólares, superior a lo registrado en 2003 (69.9 millones de dólares), resultado de exportaciones por 16,483.1 millones de dólares y de importaciones por 15,626.4 millones de dólares. Lo anterior representa un crecimiento de 25.9% anual en las exportaciones y de 20.6% anual en las importaciones.

El pasado 27 de diciembre el Gobierno, a través del Ministerio de Agricultura, estableció un subsidio directo (el Incentivo a la Cobertura Cambiaria) para promover los instrumentos de cobertura cambiaria por parte de los exportadores del sector agrícola[3].

Devaluación Nominal Anual


39%
34%
29%
24%
19%
14%
9%
4%
-1%
-6%
-11%
-16%
31-Dic-00
31-Mar-01
30-Jun-01
30-Sep-01
31-Dic-01
31-Mar-02
30-Jun-02
30-Sep-02
31-Dic-02
31-Mar-03
30-Jun-03
30-Sep-03
31-Dic-03
31-Mar-04
30-Jun-04
30-Sep-04
31-Dic-04

Fuente: Banco de la República

ITCR
(Indice de Tasa de cambio Real)


145
140
135
130
125
120
115
110
105
100
121.74
Dic-99
Jun-00
Dic-00
Jun-01
Dic-01
Jun-02
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04

Fuente: Banco de la República

SISTEMA FINANCIERO

Entre enero y diciembre de 2004 el crecimiento observado de los activos de las entidades financieras fue 18.1%, y se ubicaron en 114.9 billones de pesos. Lo anterior fue resultado en gran medida del crecimiento de 28.3% en el rubro de inversiones en lo corrido del año, superior al 15.5% anual observado en 2003.

En el mismo período, la cartera bruta tuvo un crecimiento de 10.6%, lo cual se explica por el ritmo favorable de la actividad económica y las bajas tasas de interés que propiciaron unos menores costos de endeudamiento. Por modalidad de cartera, el microcrédito fue el que registró un mayor crecimiento (48.1%), seguido por la cartera de consumo (31.3%) y la comercial (14.6%). Por su parte, la cartera hipotecaria decreció 26.4% (5.2% ajustada por la titularización hipotecaria).

Cartera Bruta del Sistema Financiero
(excluyendo IOE y cooperativas)


145
140
135
130
125
120
115
110
105
100
121.74
Dic-99
Jun-00
Dic-00
Jun-01
Dic-01
Jun-02
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04

Fuente: Superintendencia Bancaria

Crecimiento Cartera Bruta
del Sistema Financiero
(excluyendo IOE y cooperativas)


61,000,000
59,000,000
57,000,000
55,000,000
53,000,000
51,000,000
49,000,000
47,000,000
45,000,000
Millones de pesos
Dic-00
Mar-01
Jun-01
Sep-01
Dic-01
Mar-02
Jun-02
Sep-02
Dic-02
Mar-03
Jun-03
Sep-03
Dic-03
Mar-04
Jun-04
Sep-04
Dic-04

Fuente: Superintendencia Bancaria

[3] El incentivo será de 200 pesos por dólar cubierto a partir del primero de enero.

El crecimiento del sector financiero estuvo fundamentado en el saneamiento de sus balances, que se reflejó en un mejoramiento del Indicador de Calidad de Cartera[4], ubicándose en 3.28%, nivel mínimo desde 1995, y un incremento del indicador de cubrimiento[5], que llegó a 145.88% en diciembre.

Indicadores del Sector Financiero



Cubrimiento de Cartera
Calidad de Cartera
Calidad de Cartera
Cubrimiento de Cartera
17%
14%
11%
8%
5%
2%
150%
130%
110%
90%
70%
50%
30%
10%
-10%
Dic-99
Abr-00
Ago-00
Dic-00
Abr-01
Ago-01
Dic-01
Abr-02
Ago-02
Dic-02
Abr-03
Ago-03
Dic-03
Abr-04
Ago-04
Dic-04

Fuente: Superintendencia Bancaria

Por otra parte, a diciembre de 2004 los pasivos de las entidades financieras tuvieron un crecimiento de 17.3% en el año. Lo anterior estuvo impulsado principalmente por el incremento de 29.3% anual en el saldo de cuentas de ahorros, seguido por un crecimiento de 17% anual en el saldo de cuentas corrientes y por último, un aumento de 16.5% anual en los CDTs.

Saldo de Pasivos del Sistema Financiero (excluyendo IOE y cooperativas)



Millones de pesos
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Jun-97
Dic-97
Jun-98
Dic-98
Jun-99
Dic-99
Jun-00
Dic-00
Jun-01
Dic-01
Jun-02
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04
Cuenta Corriente
Cuenta de Ahorros
CDT

Fuente: Superintendencia Bancaria

Crecimiento del Saldo de Pasivos del Sistema Financiero (excluyendo IOE y cooperativas)



Validación % anual
35%
25%
15%
5%
-5%
-15%
Jun-01
Dic-01
Jun-02
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04
Cuenta Corriente
Cuenta de Ahorros
CDT

Fuente: Superintendencia Bancaria

En conclusión, durante 2004 se consolidó el crecimiento del sector financiero. Los principales factores que demuestran este fortalecimiento son: (i) el incremento de los activos del sistema, impulsado por el crecimiento del rubro de inversiones, (ii) el mejoramiento de los indicadores de calidad y cubrimiento de cartera y (iii) el crecimiento de la cartera de créditos del sistema.

RESULTADOS DE 2004

Los resultados del año 2004 fueron importantes para la Corporación porque reflejan el trabajo realizado en los últimos años. Las utilidades netas acumuladas ascendieron $31.170 millones a diciembre 31 de 2004, frente a una pérdida de $8.799 millones a diciembre 31 de 2003. Por su parte los activos totales ascendieron a $2,331.899 millones, esto es, un crecimiento del 7.95% frente a 2003, principalmente en las inversiones de renta fija y renta variable.

Composición del Activo

En miles de millones



2,160.2
956.9
299.9
805.9
2,331.9
870.3
541.5
821.6
2003
2004
Activo
Cartera Bruta
Renta Fija
Inversiones Renta Variable

[4] Indicador de Calidad = Cartera Vencida / Cartera Bruta
[5] Indicador de Cubrimiento = Provisiones / Cartera Vencida



BANCA CORPORATIVA

La cartera de créditos bruta de la Corporación, que está concentrada en cartera comercial, representa el 2.3% del total de la cartera comercial del sistema financiero del país. A diciembre de 2004 terminamos con un saldo bruto de $870.344 millones, que frente a 2003 representa una disminución del 9.05%. Ahora, la calidad de la cartera de la Corporación (cartera vencida / cartera total) se encuentra en un 2.1% frente al promedio del sistema del 3.3% y un indicador de cubrimiento (provisiones / cartera vencida) del 506.2%, mientras que el sistema obtuvo un 145.88%.

Con estos resultados más del 88.0% de nuestra cartera es productiva y sólo un 12% está enmarcada como cartera calificada.

Evolución de la cartera de créditos



2004
2003
2002
2001
2000
0.0%
20.0%
40.0%
60.0%
80.0%
A
B
C
D
E

Con respecto a nuestras captaciones, los resultados fueron positivos, incrementándose en un 21.2% el volumen de captaciones frente al año anterior. Es importante mencionar que incrementamos en productos no tradicionales de la Corporación como cuentas de ahorro y Cdats, y que en nuestros productos de Cdts y Bonos reportamos crecimiento del 19.13% frente a un 14.14% del sector de Bancos y Corporaciones.

Crecimiento Dic 04 Vs. Dic 03	CFV	Sector (CF y Bancos)
CDTS	20.39%	12.07%
BONOS	-97.85%	35.23%
Subtotal	19.13%	14.14%
CDATS	100.00%	26.58%
CTAS AHORRO	85.69%	26.18%
TOTAL	**21.20%**	**20.80%**

TESORERÍA

El 2004 fue un buen año para el negocio de la tesorería: los ingresos netos antes de provisiones ascendieron a $33,212 millones, un 16.53% por encima del presupuesto del año.

En el mercado de renta fija en pesos ocupamos el quinto puesto en el ranking de creadores de mercado de deuda pública con una participación del 9% en el mercado primario y 10% en el mercado secundario. Nuestra intención es incrementar esta participación, para lo cual estamos buscando aumentar las sinergias con el área de banca de inversión de la Corporación.

En el mercado de moneda extranjera y derivados mantuvimos nuestro liderazgo en las operaciones de spot, forwards y opciones peso dólar con un monto en portafolio de derivados que asciende a 1,500 millones de dólares. Nuestra participación en el mercado spot fue de 20.5%, 10.5% para el mercado de forwards y más del 35% en opciones peso dólar.

Con la activa presencia durante el año de Casa de Bolsa y sobre la base del trabajo mancomunado que viene realizando con Tesorería, estamos desarrollando canales de distribución que serán básicos para aumentar nuestra participación en el Mercado de Capitales.

INVERSIONES

Dando cumplimiento a nuestras estrategias, observamos cómo en diciembre de 2004 el portafolio de inversiones tuvo un crecimiento del 6.6%, pasando de $807.164 millones en 2003 a $860.594 millones en 2004, incrementando la participación del sector infraestructura al 46.7%, frente al 43.72% de 2003. De otro lado, se concretaron ventas de inversiones no estratégicas para la Corporación como fueron las ventas de nuestra participación en Cementos del Valle S.A. Cementos Paz del Río S.A., Davivienda, Tablemac S.A. y Fábrica de Hilados y Tejidos del Hato Fabricato S.A.



Dic/04 - $860.598 Millones
Infraestructura
46.7%
Hotelero
9.8%
Otros
3.1%
Filiales
11.1%
Químico
11.2%
Cemento
0.0%
Alimentos
7.5%
Agroindustrial
9.3%
Inversores
0.4%
Tecnología
0.1%
Financiero
0.8%

Incluye fideicomisos de inversión

También es de destacar la materialización de la operación con nuestra participación en Central Hidroeléctrica Betania S.A ESP (Betania) en donde Endesa España, a través de una amigable conciliación, entrega a Corfivalle el 3.81% de la Empresa de Energía de Bogotá S.A. ESP (EEB) y la Subestación Eléctrica ubicada en las instalaciones de Betania, y Corfivalle, a su vez, entrega a Endesa España la totalidad de su participación en Betania.

Cabe anotar que la Empresa de Energía de Bogotá S.A. E.S.P. (EEB) es una de las Compañías más grandes e importantes del país con activos que ascienden a $5.823.104 millones a diciembre de 2004. Dentro de sus principales inversiones se encuentran: Emgesa S.A. E.S.P., la principal empresa generadora del país; Codensa S.A. E.S.P., la mayor distribuidora de energía de Colombia, con mas de dos millones de clientes; Gas Natural S.A. E.S.P., la distribuidora de gas natural para Bogotá y su negocio de transmisión de energía en la zona de Bogotá y en Perú.

De otro lado, se debe resaltar el crecimiento sostenido que han presentado los dividendos y otros ingresos generados por las compañías del portafolio, los cuales para el año 2003 equivalían a $34.569 millones y para el año 2004 ascienden a $54.513 millones. (Se resalta la distribución de dividendos extraordinarios provenientes de la EEB que corresponden a reservas de Ley 211 y de inversión en la expansión de activos productivos).

Dividendos Portafolio y otros Ingresos



13,027
31,081
34,314
34,569
54,513
2000
2001
2002
2003
2004

Cifras en millones de pesos

Finalmente, es importante mencionar que la Corporación tomó la decisión de provisionar su exposición en CI VALLE TRADE S.A. como resultado de la situación económica de esta compañía.

BANCA DE INVERSIÓN

Esta vicepresidencia cerró operaciones en el mercado de capitales por más de un billón de pesos e igualmente estructuró créditos sindicados por $242 mil millones. El monto total de transacciones estructuradas durante 2004 asciende a 1.3 billones de pesos, manteniéndose al frente del negocio de Mercado de Capitales del país.

Adicionalmente, durante el 2004 la Vicepresidencia de Banca de Inversión tuvo una importante presencia en el área de asesorías a empresas de los sectores público y privado, que se refleja en el aumento en la participación de estos ingresos en el total de ingresos del área.

Este año se estrecharon los lazos con las diferentes áreas de la Corporación, lo cual se vio reflejado en un aumento en la venta cruzada de nuestros productos. Igualmente se aumentó la presencia entre las pequeñas y medianas empresas ayudándolas a salir al mercado financiero y en la evaluación de proyectos e inversiones.

La ejecución se dio, de manera exitosa, en todas las áreas del negocio, lo que consolida a Corfivalle como la principal Banca de Inversión del país. Entre otros se destacan:



Project Finance:

- Asesoría al Gobierno Nacional en la adjudicación de la operación de buses del sistema de transporte masivo de Pereira. El monto de la inversión de los concesionarios asciende a $38,000 millones.

Sindicación de Créditos:

- Estructuración y colocación de un crédito sindicado para Megabús con la banca local por $45,000 millones.
- Estructuración y colocación de un crédito sindicado para Petrotesting con la banca local por $40,000 millones.
- Estructuración de un crédito sindicado para ISA Bolivia con la banca multilateral por U$54 millones.
- Estructuración de un crédito sindicado para Alquería con la banca local por $30,000 millones

Emisión y Colocación de Bonos:

- Estructuración y colocación de una emisión de bonos para Surtigás por $60,000 millones.
- Estructuración y colocación de una emisión de bonos para CAF por $272,220 millones.
- Colocación de una emisión de bonos estructurados de cartera hipotecaria (Tech I y II) para Titularizadora de Colombia por $329,051 millones.
- Colocación de una emisión de bonos para ISA (Tramos I, II y III) por $358,865 millones.

Fusiones y Adquisiciones:

- Asesoría a una empresa de telecomunicaciones y valor agregado en la valoración y estructuración de la venta de la compañía.

Durante el año 2004 el Departamento de Investigaciones Económicas de Corfivalle mantuvo su posición como líder de información económica y financiera en los principales medios de comunicación escritos y electrónicos especializados, a través de publicaciones periódicas de opinión, proyecciones macroeconómicas y el Consultorio Financiero Corfivalle.

Las publicaciones[6] del Departamento son un punto de referencia para los principales agentes del mercado. Así mismo, se realizaron durante el año actualizaciones periódicas del panorama económico colombiano a través de conferencias dirigidas a nuestros clientes en las principales sucursales regionales de Corfivalle.

Nuestro Foro Económico Corfivalle cumplió su IV edición y se ha convertido en un evento recurrente demandado por analistas económicos del país.

FILIALES FINANCIERAS

Leasing del Valle S.A. C.F.C. La compañía registró al cierre del ejercicio un incremento del 43% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $207.057 millones en diciembre de 2003 a $296.323 millones al terminar 2004.

Las utilidades de la entidad ascendieron a $7.227 millones, superiores en 70% a los $4.255 millones alcanzados en diciembre de 2003. El patrimonio cerró en $31.469 millones, arrojando un incremento del 20% con respecto a los $26.300 millones registrados al cierre de 2003. El indicador de solvencia cerró en 10,96%, frente al mínimo legal requerido del 9%.

Frente al crecimiento experimentado por la compañía y sus buenos resultados, en la asamblea de agosto de 2004 se aprobó la capitalización de la compañía por $3.776 millones mediante distribución de dividendos en acciones sobre sus utilidades del primer semestre del año.

El comportamiento de la Cartera de Leasing viene desarrollándose de forma adecuada, tal que su crecimiento no modifique nuestros estándares de calidad de riesgo. A diciembre de 2004 la cartera vencida ponderada cerró en 3.74% frente a un sector que se encuentra en niveles del 3.6%.

Gracias a los excelentes resultados arrojados por la compañía a lo largo del año, en el mes de septiembre la firma calificadora de riesgos Duff and Phelps de

[6]Estrategia Económica Semanal, el Informe Mensual de Deuda Pública, el Informe Macroeconómico Trimestral, Proyecciones Macroecómicas entre otros.

Colombia aumentó la calificación de riesgo de la deuda de largo plazo de la compañía al pasar de AA (Doble A) a AA+ (Doble A más). Por su parte, la calificación de la deuda de corto plazo se mantuvo en DP1 Nivel Alto.

Fiduciaria del Valle S.A. El desempeño de Fiduciaria del Valle durante el año 2004 mostró un importante crecimiento del 23% en los ingresos operacionales frente al ejercicio de 2003. Los ingresos por comisiones y honorarios para el ejercicio anual del año 2004 ascendieron a $11.231 millones, los cuales comparados con los $9.113 millones del año 2003 son una clara señal del fortalecimiento de Fiduvalle en sus dos líneas de negocio principales: fiducia de inversión y fiducia de administración.

En el año 2004 se logró un importante posicionamiento como administrador de fondos, cerrando el año como la segunda fiduciaria en administración de recursos en fondos con un volumen promedio de $746 mil millones entre sus Fondos FCO Valor Plus, FCE Renta Plus y FCE Multiplicar. En los negocios de Fiducia de Administración terminó el año 2004 con un valor de activos administrados de $3.97 billones, lo cual refleja un crecimiento del 25% frente al año 2003, y le permite a Fiduvalle ubicarse dentro de las cuatro primeras fiduciarias del país en este rubro. Fiduciaria tuvo en el 2004 una utilidad neta de $1.635 millones.

De igual manera es importante resaltar que durante el año 2004 se logró la ratificación de la calificación 2/AAA para los fondos Valor Plus y Renta Plus, otorgada por Duff & Phelps de Colombia en riesgo de mercado y riesgo crediticio. De forma paralela, es para la fiduciaria motivo de gran satisfacción el hecho de haber obtenido la certificación del ICONTEC ISO 9001:2000 en gestión de la calidad.

En el 2005 la Fiduciaria del Valle continuará con la estrategia de fortalecer los negocios de Fiducia de Inversión y para ello ampliará su familia de fondos, orientándose a satisfacer la necesidad de diversificación de los portafolios de nuestros clientes. En el área de negocios de Fiducia de Administración se implementarán fideicomisos de administración estructurados como fuentes de pago para clientes que reciban créditos de la Corporación Financiera del Valle.

Cofivalle Finance (Bahamas) Limited. En 2004 a la Corporación le aprobaron una nueva licencia bancaria internacional en la República de Panamá, iniciando operaciones el 15 de diciembre de 2004 como Banco Corfivalle (Panamá) S.A., dando comienzo a la liquidación de Cofivalle Finance (Bahamas) Limited.

El objetivo de trasladar nuestro banco Off-Shore de Bahamas a Panamá obedeció al deseo de mejorar la oferta de productos a nuestros clientes, vía presencia física y optimizar los gastos de operación que significaban el mantenernos en Bahamas.

Se continuó, en el ejercicio que termina, con la tendencia positiva de años anteriores, alcanzando utilidades netas de USD $498.855, con un patrimonio de USD $6.757.849.

Mantenemos el compromiso de incrementar la solidez patrimonial y en especial brindar a su clientela la confidencialidad necesaria para servirles como su Banco Offshore.

Para el año 2005 el Banco Corfivalle (Panamá) enfrentará el reto que representa el inicio de operaciones, a la vez que aprovechará el sistema financiero panameño para ingresar nuevos negocios al portafolio de los clientes.

PRINCIPALES MEDIDAS REGULATORIAS

a) Relación de Solvencia:

La Relación de Solvencia se afectó positivamente por las utilidades generadas por la Corporación y la entrada en vigencia del Decreto 2061 de junio 24

de 2004, expedido por el Ministerio de Hacienda, que modificó el porcentaje de ponderación en los activos ponderados por nivel de riesgo a las valorizaciones y ajustes por inflación de activos no monetarios. Como consecuencia de lo anterior el indicador de solvencia pasó del 11.97% en diciembre de 2003 al 14.06% en diciembre de 2004, reflejando una variación del 17.46%.

b) Evaluación del riesgo crediticio de cartera e inversiones:

Durante 2004, atendiendo las disposiciones de la Superintendencia Bancaria, continuamos con el proceso de calibración del modelo para el cálculo de Pérdidas Esperadas, previsto en el SARC; de igual manera se actualizaron las Bases de Datos con los resultados de los clientes de la Corporación, materia prima fundamental para el funcionamiento del modelo.

La Corporación, acogiéndose a la posibilidad de presentar un modelo interno para la evaluación, calificación y provisión de inversiones de renta variable, ha desarrollado un modelo denominado SARIN, el cual ha sido presentado a la Superintendencia Bancaria, dicho modelo, al igual que el SARC, se encuentran en proceso de pruebas y calibración.

c) Valoración de inversiones de renta fija y divisas

En atención a las disposiciones de la Superintendencia Bancaria, durante el 2004 se adelantaron varios ajustes en la forma de valoración y contabilización de las operaciones de renta fija y divisas.

Siguiendo las instrucciones de la Circular Externa 3 de 2004 la conversión a pesos del valor de mercado de los títulos denominados en moneda extranjera se está realizando con base en la TRM calculada el día de la valoración(T01) y no con la vigente(T-1). De igual forma, esta circular estableció que los títulos de renta fija se valoran al costo de adquisición el día de su compra.

Por otra parte, la Circular Externa 6 de 2004 indicó que la tasa de cambio que se debe utilizar para la reexpresión a pesos de los estados financieros, y para la valoración de lo derivado en divisas corresponde a la calculada el día de la reexpresión y/o valoración, y no a la vigente. De modo tal que se implementaron los ajustes correspondientes en los sistemas dentro de la Corporación.

Igualmente, siguiendo las instrucciones de la Circular Externa 12 de 2004, se realizaron los ajustes tecnológicos y contables necesarios para valorar las operaciones de contado, y capturar los riesgos de mercado y contraparte asociados a las mismas.

d) Impuestos

En el año 2004 entró en vigencia la última reforma tributaria o Ley 863 de 2003, la cual continuó con lo establecido por el Gobierno de eliminar algunas exenciones e ingresos no gravados y aumentar así la cantidad de contribuyentes del impuesto de renta.

También busca el Gobierno la obtención de recursos adicionales de manera temporal con la creación de dos tributos y el aumento de la tarifa del Gravamen a los Movimientos Financieros ó 4 por mil. A continuación se enumeran los aspectos más relevantes de la Ley 863 de diciembre de 2003:

Por los años 2004 a 2006 inclusive se creó el Impuesto al Patrimonio y la Sobretasa al Impuesto de Renta:

- Impuesto al Patrimonio: Aplica para quienes a 1º de enero posean un monto igual o superior a $3.000 millones de activos; es una nueva obligación que se declara de manera independiente y su tarifa es 0.3%.

- Sobretasa de Impuesto de Renta: Equivalente al 10% del impuesto neto de renta liquidado; para el año 2004 se estableció un anticipo del 50% del valor de la sobretasa liquidado tomando como base el valor declarado en el año 2003.

Adicional a estos gravámenes se incrementó la tarifa del impuesto a las transacciones financieras del 3 al 4 por mil, lo que equivale a un aumento del 33%. Dicho incremento es hasta el año 2007.

TECNOLOGÍA

Corporación Financiera del Valle:
Se realizaron inversiones en la actualización y modernización de los equipos de cómputo con el objetivo de mejorar la confiabilidad, oportunidad y seguridad de la información, entre las cuales se destacan: el proyecto de seguridad de las redes Windows, el cambio de los equipos centrales as/400 por unos de última tecnología, actualización de servidores de Windows 2000 a Windows 2003 Server; se establecieron nuevos esquemas de comunicaciones, mejorando la contingencia de los servicios financieros; adquisición de conmutador especializado en el manejo de mesas de dinero y nuevos equipos con tecnología de punta para la grabación de voz de la mesa de dinero.

En lo que respecta a proyectos e implementaciones de software se concluyó la integración del aplicativo de Cartera y Garantías, se hicieron actualizaciones a las soluciones de SARC (Sistema de Administración del Riesgo de la Cartera) y SARI (Sistema de Administración del Riesgo de las Inversiones), además de iniciar el desarrollo de la solución de SARF (Sistema de Administración del Riesgo de los Fideicomisos); se construyó la solución para soportar el proceso de evaluación de competencias; se llevó a cabo el montaje de la primera fase del módulo de rentabilidad por cliente; en el área de tesorería se adquirió una solución específica para el manejo de riesgo de tesorería. Finalmente, es importante anotar que se dio inicio a la construcción de la nueva solución de Internet Transaccional.

Leasing del Valle:
Se realizaron inversiones en la actualización de las estaciones de trabajo y se adecuaron las oficinas de Ibagué y Bucaramanga. Se desinstaló el conmutador y se integraron con el de Corfivalle.

En cuanto a las actividades de desarrollo de software, se hicieron adecuaciones para el cumplimiento de las circulares externas 022 y 274 de la Superintendencia Bancaria y Superintendencia de Valores respectivamente; estabilización del módulo de Importaciones; implementación del modulo de Seguros integrado al sistema transaccional de la compañía; actualizaciones a la solución de SARC e instalación de la solución para la administración de las obligaciones financieras de la Compañía.

Fiduciaria del Valle:
En proyectos de sistemas de información se adelantaron las modificaciones para soportar la circular 32 "T0" de la Superintendencia Bancaria; implementación de la solución de Fiducia en Garantía; conclusión de la instalación del módulo de Cuentas por Cobrar y Provisiones en sus primeras dos fases y finalización del desarrollo de la solución de Caja y Bancos.

Casa de Bolsa:
Se soportó el proceso de reactivación de la misma; dentro de este proceso se llevó a cabo el montaje de la nueva solución para el registro de operaciones de Bolsa.

Banco Panamá:
Se efectuó el montaje de la oficina de Panamá incluyendo la infraestructura de equipos de comunicaciones para su funcionamiento interactuando con la principal e instalación de software de operaciones y automatización de la información para la Superintendencia de Bancos de Panamá.

ADMINISTRACIÓN

Durante el año 2004 se continuó con la política de eficiencia y control del gasto llevando a cabo múltiples campañas de ahorro. Los gastos administrativos para el año 2004 presentan en términos reales una disminución del 11.9% frente a 2003, igualmente, se obtuvo una mejoría en el índice



de eficiencia administrativa (Gastos administrativos recurrentes/Activos promedios) ubicándose en niveles del 1.36% a 2004, frente al 1.52% de 2003.

En el transcurso del año se implementó el proceso integral de Evaluación del Desempeño y Gestión por Competencias, con el objeto de consolidar una práctica en la organización que permita revisar la contribución de los miembros frente a las expectativas organizacionales y los objetivos corporativos; además de fomentar mejores prácticas de liderazgo, basadas en la retroalimentación y coaching de los colaboradores.

En materia de cumplimiento de las normas sobre propiedad intelectual y derechos de autor la Corporación se encuentra al día en el licenciamiento del software utilizado y ha establecido políticas y procedimientos internos para efectuar el seguimiento a las instalaciones existentes.

En el ámbito jurídico la Corporación ha venido cumpliendo a cabalidad las disposiciones legales de las entidades de control y las estatutarias que la rigen.

En sus políticas se ha ceñido a los procedimientos tanto legales como internos establecidos y aprobados por la Junta Directiva.

En cuanto a los procesos en que es parte la Corporación, se atienden con la debida diligencia, dentro de las normas legales y procedimentales aplicables.

Por su parte las operaciones celebradas con socios y administradores presentan saldos activos por valor de $21,833 millones y corresponden al 0.94% de los activos totales de la entidad. Las condiciones de estas operaciones no difieren de las realizadas con terceros.

Con el fin de dar cumplimiento al artículo 47 de ley 222 de 1995, se indica que desde el cierre del balance hasta la fecha del presente informe no se ha presentado ningún hecho que pudiere afectar el normal desarrollo de la Corporación.

PERSPECTIVAS 2005

En 2005 esperamos que la economía colombiana mantenga el crecimiento actual, con una tasa alrededor de 4% anual. El aumento en los índices de expectativas de los consumidores y en la demanda de energía genera expectativas positivas en el consumo privado en 2005, convirtiéndose en el principal elemento dinamizador de la economía teniendo en cuenta que representa cerca del 60% del PIB total.

El panorama de alta liquidez y bajas presiones inflacionarias permite una política monetaria poco restrictiva que mantenga la estabilidad en las tasas de interés, estimulando el crecimiento de la cartera de créditos, siendo un factor decisivo para esperar un aumento en la inversión y en el consumo agregado. Por otro lado, las condiciones de seguridad y la estabilidad política del país seguirán siendo un factor determinante para aumentar la confianza de los inversionistas internos y externos.

Durante 2005 la proximidad de la entrada en vigencia del tratado de libre comercio con Mercosur y la terminación de las negociaciones del TLC representarán mayores oportunidades de negocio y apertura de nuevos mercados para las empresas colombianas. Este factor debería impulsar el crecimiento de la inversión privada con el fin de aumentar la capacidad instalada de diferentes sectores para competir en el nuevo escenario económico. La promoción y ejecución de inversiones en el sector de infraestructura por parte del Gobierno y el sector privado serán de vital importancia para afianzar nuestra competitividad.

El principal factor de riesgo para el crecimiento económico en 2005 será el manejo de los desbalances fiscales por parte del Gobierno. Los retos que debe enfrentar el Gobierno en esta materia son difíciles y deberá concentrar sus esfuerzos en

puntos como: incremento en el recaudo y en el control de la evasión por parte de la DIAN; reducción de los gastos públicos, tarea compleja en un año pre-electoral; y un aumento en la capacidad de financiamiento a través de las estrategias que pueda elaborar la Dirección de Crédito Público General. Lo anterior será necesario para que el Gobierno pueda mantener la confianza de los inversionistas, cumpliendo con el programa de ajuste fiscal que ha venido realizando en los años anteriores.

Sin duda la confianza de ustedes, señores accionistas, ha sido factor fundamental para conseguir los resultados del Grupo Corfivalle. Gracias a ustedes, que nos acompañaron en este permanente reto, podemos desarrollar una entidad sólida que perdura generando beneficios a la región y al país. A nuestra Junta Directiva y a todo el personal del Grupo Corfivalle, nuestros más profundos agradecimientos por su dedicación y esfuerzo que fueron indispensables para superar los objetivos planteados.

ALEJANDRO ZACCOUR
Presidente



Portafolio de Inversiones

Infraestructura	Promigás S.A. E.S.P
	Concesionaria Tibitoc S.A.
	Proyectos de Infraestructura S.A.
	Empresa de Energía de Bogotá S.A E.S.P - EEB
Hoteles	Hoteles Estelar de Colombia S.A., propietaria de:
	Hotel Intercontinental Cali
	Hotel La Fontana de Bogotá
	Inmobiliaria Estelar
	Compañia Hotelera de Cartagena de Indias
Químico	Productos Derivados de la Sal S.A. (Prodesal)
Agroindustriales	Compañía Agropecuaria e Industrial Pajonales S.A.
	Desmotadora del Norte de Tolima S.A.
	Molino Pajonales S.A.
Alimentos	Lloreda S.A.
	Colombina S.A.
Tecnología	IBC Solutions INC
	Futbolred.com
	Telesat S.A.

Panorama General

Con activos totales de $2,331,899 millones de pesos (US $976 millones)

División de Negocios	Productos & Servicios	Diciembre de 2004
Banca Corporativa	Proporciona créditos a clientes corporativos y del Gobierno. Capta recursos a través de CDTS y Bonos.	Ps. 777,946 millones Portafolio de Créditos Neto.
Tesorería y Mesa de Dinero	Actúa como intermediario en instrumentos de renta fija. Negocia en moneda extranjera, y es un participante líder en el mercado de derivativos.	Ps. 214.0 billones Volumen de Transacciones
Banca de Inversión	Consigue recursos de capital y deuda en mercados locales e internacionales. Proporciona asesoría financiera a empresas de los sectores público y privado, con énfasis en la privatización de proyectos de infraestructura. Estructura fusiones y adquisiciones.	Ps. 1.3 Billones Volumen Transado
Portafolio de Inversión en Acciones	Maneja un portafolio diversificado de acciones cotizadas y no cotizadas en bolsa buscando la valorización del capital e ingresos por dividendos. A través de la rotación del portafolio de inversiones, la Corporación Financiera del Valle busca generar liquidez y ganacias de capital, las cuales son reinvertidas.	Ps. 802,540 millones Valor de mercado

Filiales de la Corporación Financiera del Valle	Productos & Servicios	Diciembre de 2004
Leasing del Valle S.A.	Su portafolio de productos de financiación esta constituido por: Leasing Finaciero, de de importación y operativo; y de productos de captación por: CDTS y Bonos Leasing del Valle.	Ps. 383.884 millones Activos.
Fiduciaria del Valle S.A.	Ofrece servicios fiduciarios, administra fondos de inversión y realiza el servicio de activos en recaudos y pagos especialmente para proyectos de infraestructura.	Ps. 3.975.571 millones Activos Administrados
Banco Cofivalle Panamá S.A.(1)	Proporciona financiación y leasing en el exterior. Realiza captaciones en dólares.	Ps. 89,174 millones Activos.
Casa de Bolsa	Ofrece asesoría tanto en el manejo y custodia de las inversiones como en la administración de la liquidez de sus clientes de los clientes.	Ps. 4,982millones Activos

(1) Antiguo Banco Corfivalle Finance (Bahamas) Ltd.





INFORME FI

2004



Creamos futuro en unión con usted

Corporación Financiera del Valle
Balances Generales

(Cifras expresadas en miles de pesos colombianos)

	NOTAS	Al 31 Diciembre de 2004	2003
Activos			
Disponible	2 y 4	29,378,301	35,451,272
Fondos interbancarios vendidos y Pactos de reventa	2 y 5	37,007,944	20,832,387
Inversiones			
Títulos participativos	2 y 6	752,994,389	678,793,878
Negociables en Títulos de Deuda y			
para mantener hasta el vencimiento	2 y 7	512,620,342	299,152,521
		1,265,614,731	977,946,399
Menos - Provisión para protección de inversiones	2 y 8	103,450,788	87,395,512
		1,162,163,943	890,550,887
Cartera de Créditos			
Categoría A		734,207,424	804,386,814
Categoría B		32,512,924	62,948,183
Categorías C, D y E		103,623,552	89,599,670
	2 y 9	870,343,900	956,934,667
Menos - Provisión para cartera de créditos	2 y 10	92,398,142	60,220,448
		777,945,758	896,714,219
Cuentas por cobrar, neto	11	33,207,368	38,021,211
Operaciones de contado y derivados	12	28,830,115	17,117,184
Bienes realizables y recibidos en pago de obligaciones, neto	2 y 13	2,923,772	11,884,686
Propiedades y equipos, neto	2 y 14	11,686,907	13,147,771
Otros activos, neto	2 y 15	69,828,623	79,737,233
Valorizaciones de activos, neto	2 y 16	178,927,112	156,763,228
Total de los Activos		**2,331,899,843**	**2,160,220,078**
Cuentas contingentes y de orden	**2 y 26**	**10,146,954,074**	**8,226,116,853**

Las notas que se acompañan son parte integrante de los estados financieros.

Corporación Financiera del Valle
Balances Generales
(Cifras expresadas en miles de pesos colombianos)

	NOTAS	Al 31 Diciembre de 2004	2003
Pasivos y Patrimonio de los accionistas			
Depósitos y exigibilidades	17	953,276,896	779,803,264
Fondos interbancarios comprados y pactos de recompra	18	233,480,205	178,687,893
Créditos bancarios y otras obligaciones financieras	19	603,656,461	712,482,795
Cuentas por pagar	20	24,591,254	22,522,946
Títulos de inversión en circulación	21	175,000	8,131,000
Otros pasivos	23	30,666,578	30,174,901
Total Pasivos		**1,845,846,394**	**1,731,802,799**
Patrimonio de los accionistas			
Capital suscrito y pagado	24	860,243	860,243
Ganancias (déficit) acumuladas			
Apropiadas	25	215,048,741	215,048,741
No apropiadas (Déficit)		(25,291,701)	(25,291,701)
No apropiadas - Utilidad		31,169,729	-
Superávit por:			
Revalorización del patrimonio		81,036,768	81,036,768
Ganancias acumuladas no realizadas en inversiones disponibles para la venta		4,302,557	-
Valorizaciones de activos, neto		178,927,112	156,763,228
Total Patrimonio de los accionistas		**486,053,449**	**428,417,279**
Total de los Pasivos y Patrimonio de los accionistas		**2,331,899,843**	**2,160,220,078**
Cuentas contingentes y de orden	**2 y 26**	**10,146,954,074**	**8,226,116,853**

Las notas que se acompañan son parte integrante de los estados financieros.

AMALIA CORREA YOUNG	BENJAMIN ZAMUDIO GARRIDO	OSCAR DARIO MORALES R.
(*) Representante Legal	(*) Contador General	Revisor Fiscal
	T.P. No. 34908 - T	Miembro de Deloitte & Touche Ltda
		T.P. No. 3822-T

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera del Valle
Estado de Resultados

(Cifras expresadas en miles de pesos colombianos, excepto por la pérdida neta por acción)

	NOTAS	Por los años terminados el 31 de Diciembre de 2004	2003
Ingresos			
Intereses			
Cartera de créditos		99,646,716	88,998,137
Fondos interbancarios vendidos y pactos de reventa y otros		3,913,393	3,966,337
Valoración de Inversiones, neto		92,827,834	76,017,528
Valoración de derivados, neto		22,101,486	18,869,987
Dividendos		25,162,636	24,140,939
Diferencia en cambio, neto		1,068,184	(6,448,809)
Comisiones		13,430,318	13,074,505
		258,150,567	218,618,624
Gastos			
Intereses			
Certificado de depósito a término		81,306,724	78,233,657
Créditos de bancos y otras obligaciones financieras		50,282,173	48,591,064
Bonos en circulación		737,180	827,469
Depósitos de ahorros y otros		12,064,263	13,422,361
Comisiones		5,853,856	3,329,402
		150,244,196	144,403,953
Ingresos netos		107,906,371	74,214,671
Provisión (recuperación) de cartera de créditos, neto		32,152,564	12,413,869
(Recuperación) Provisión para cuentas por cobrar, neto		(6,288,782)	3,369,458
Provisión de inversiones, neto		16,055,276	6,068,377
Provisión sobre el disponible		45,002	0
Provisión de bienes recibidos en pago y derechos en fideicomisos, neto		5,625,281	7,187,886
		47,589,341	29,039,590
Ingresos netos después de las provisiones para cartera de préstamos, cuentas por cobrar e inversiones		60,317,030	45,175,081
Utilidad (pérdida) en venta de inversiones		1,692,052	(1,646,426)
Otros ingresos (egresos), neto	27	18,116,298	326,311
Gastos de personal		17,039,155	18,178,192
Gastos administrativos y otros	28	23,708,496	26,351,463
Utilidad (Pérdida) antes de provisión para impuesto sobre la renta		39,377,729	(674,689)
Provisión para impuestos sobre la renta	22	8,208,000	8,124,000
Utilidad (Pérdida) neta		31,169,729	(8,798,689)
Utilidad (Pérdida) neta por acción		362.34	(118.33)

Las notas que se acompañan son parte integrante de los estados financieros.

AMALIA CORREA YOUNG	BENJAMIN ZAMUDIO GARRIDO	OSCAR DARIO MORALES R.
(*) Representante Legal	(*) Contador General	Revisor Fiscal
	T.P. No. 34908-T	Miembro de Deloitte & Touche Ltda
		T.P. No. 3822-T

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera del Valle
Estado de Cambios en el Patrimonio de los Accionistas por los años terminados el 31 de diciembre de 2004 y 2003

(Cifras expresadas en miles de pesos colombianos)

	Capital			Reservas						Ganancias o	
	Social autorizado	Por suscribir	Suscrito y pagado	Reserva legal	Prima en colocación de acciones	Otras reservas	Pérdidas Acumuladas	Superávit por valorizaciones	Revalorización del patrimonio	Pérdidas acumuladas no realizadas	Total Patrimonio
SALDO AL 31 DE DICIEMBRE DE 2002	**800,000**	**139,757**	**660,243**	**41,809,447**	**65,990,200**	**87,449,094**	**(16,493,012)**	**110,523,073**	**81,036,768**	**(1,027,224)**	**369,948,589**
Autorización de la Asamblea General de Accionistas para enjugar pérdidas											
Incremento de capital	200,000		200,000		19,800,000						20,000,000
Pérdida del ejercicio							(8,798,689)				(8,798,689)
Superávit por valorización								46,240,155			46,240,155
pérdidas acumuladas no realizadas títulos participativos										1,027,224	1,027,224
SALDO AL 31 DE DICIEMBRE DE 2003	**1,000,000**	**139,757**	**860,243**	**41,809,447**	**85,790,200**	**87,449,094**	**(25,291,701)**	**156,763,228**	**81,036,768**	**-**	**428,417,279**
Incremento de capital											
Utilidad del ejercicio							31,169,729				31,169,729
Superávit por valorización								22,163,884			22,163,884
Ganancias acumuladas no realizadas inversiones disponibles para la venta										4,302,557	4,302,557
SALDO AL 31 DE DICIEMBRE DE 2004	**1,000,000**	**139,757**	**860,243**	**41,809,447**	**85,790,200**	**87,449,094**	**5,878,028**	**178,927,112**	**81,036,768**	**4,302,557**	**486,053,449**

AMALIA CORREA YOUNG
(*) Representante Legal

BENJAMIN ZAMUDIO GARRIDO
(*) Contador General
T.P. No. 34908-T

OSCAR DARIO MORALES R.
Revisor Fiscal
Miembro de Deloitte & Touche Ltda
T.P. No. 3822-T

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Estado de Flujos de Efectivo

(Cifras expresadas en miles de pesos colombianos)

	Por los años terminados el 31 de Diciembre de	
	2004	2003
FLUJOS DE EFECTIVO DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) neta del período	31,169,729	(8,798,689)
Ajuste para conciliar la pérdida neta del año con		
el efectivo neto provisto por actividades de operación:		
Provisión de cartera de crédito, neto	32,152,564	12,413,869
(Recuperación) Provisión de cuentas por cobrar, neto	(6,288,782)	3,369,458
Provisión de inversiones, neto	16,055,276	6,068,378
Provisión de otros activos y bienes recibidos en pago, neto	5,769,810	7,199,584
Depreciación	1,018,109	1,095,415
Pérdidas acumuladas no realizadas		
títulos de alta o media bursatilidad	-	1,027,224
Utilidad Neta Depurada	79,876,706	22,375,239
Disminución (Aumento) en cuentas por cobrar	11,102,625	(2,270,784)
Disminución (Aumento) en otros activos	6,252,567	(13,461,206)
Aumento (Disminución) en cuentas por pagar	2,068,308	(2,852,041)
Aumento (Disminución) en otros pasivos	491,676	(1,851,869)
Aumento ganancias acumuladas no realizadas en inversiones disponibles para la venta	4,302,557	-
Efectivo neto provisto por actividades de operación	**104,094,439**	**1,939,339**
FLUJOS DE EFECTIVO DE ACTIVIDADES DE INVERSIÓN		
Disminución (Aumento) en cartera de créditos	86,615,898	(11,576,711)
(Aumento) Disminución de fondos interbancarios vendidos y pactos de reventa	(16,175,557)	14,995
(Disminución) Aumento de propiedades y equipo y bienes recibidos en pago	(2,282,324)	19,470,561
Compra de inversiones	(47,511,111,816)	(34,451,355,193)
Venta de inversiones	47,211,730,552	34,541,110,050
Venta de propiedades y equipos y bienes recibidos en dación de pago	9,572,226	2,364,573
Efectivo neto (usado en) provisto por actividades de inversión	**(221,651,021)**	**100,028,275**
FLUJOS DE EFECTIVO DE ACTIVIDADES DE FINANCIACIÓN		
Aumento (Disminución) en depósitos y exigibilidades	173,473,633	(101,132,498)
Aumento en fondos interbancarios comprados y pactos de recompra	54,792,312	4,726,518
Disminución en créditos de bancos y aceptaciones financieras	(108,826,334)	(26,462,758)
Aumento de capital	-	20,000,000
Disminución en títulos de inversión en circulación	(7,956,000)	(14,000)
Efectivo neto (usado en) provisto por actividades de financiación	**111,483,611**	**(102,882,738)**
(Disminución) en el disponible	**(6,072,971)**	**(915,124)**
Disponible al comienzo del período	**35,451,272**	**36,366,396**
Disponible al final del período	**29,378,301**	**35,451,272**

Las notas que se acompañan son parte integrante de los estados financieros.

AMALIA CORREA YOUNG
(*) Representante Legal

BENJAMIN ZAMUDIO GARRIDO
(*) Contador General
T.P. No. 34908-T

OSCAR DARIO MORALES R.
Revisor Fiscal
Miembro de Deloitte & Touche Ltda
T.P. No. 3822-T

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera del Valle
Utilidad Neta por Acción
A diciembre de 2004

	2004
PROMEDIO DE LAS ACCIONES SUSCRITAS EN EL AÑO	
Enero a Diciembre	86,024,347
Días	360
	30,968,764,920
Total	30,968,764,920
Días en el año	360
Promedio de acciones en circulación de Enero a Diciembre	86,024,347
Utilidad neta	31,169,729,319
Promedio de acciones	86,024,347
UTILIDAD POR ACCIÓN	$ 362,34

(Cifras expresadas en miles de pesos colombianos - salvo en lo referente a tasas de cambio, dividendos y valores por acción).

1. ENTIDAD REPORTANTE

La Corporación Financiera del Valle S.A. (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Bancaria mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de noviembre de 1961 mediante escritura pública No 5710 de la Notaría Primera del círculo de Cali; el plazo de duración de la Corporación expira el 30 de junio del año 2010, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas. Modificada mediante escritura pública No 3143 de septiembre 26 de 2001 donde se adoptaron medidas específicas para el buen gobierno de la sociedad. Con el objetivo de capitalizar la Corporación en $20,000 millones, en julio de 2003 se reformaron los estatutos y se incrementó el capital autorizado de $800 millones a $1,000 millones, emitiendo por esta razón 20 millones de acciones.

El objeto social de la Corporación está enmarcado exclusivamente en las operaciones autorizadas por la ley para las entidades financieras y consiste principalmente en la movilización de recursos y la asignación de capital para: a) promover la creación, organización, reorganización, fusión, transformación y expansión de cualquier tipo de empresa, manufactureras, agrícolas, pecuarias, mineras y hoteleras, entre otras; b) suscribir y conservar acciones o partes de interés social en las empresas que le sea permitido; c) fomentar, auspiciar y promover la participación del capital privado tanto nacional como extranjero sin sobrepasar los límites máximos establecidos por la ley; d) emitir bonos de garantía general y de garantía específica; e) adquirir y negociar toda clase de valores mobiliarios emitidos por empresas de diferentes sectores económicos; f) recibir fondos en moneda nacional o extranjera, en depósitos; y en general, realizar las operaciones que autorice la ley para este tipo de sociedades.
La Corporación tiene su domicilio principal en la ciudad de Cali y opera a través de 4 agencias y 9 oficinas en distintas ciudades del país, cuenta con 293 empleados, además posee las siguientes filiales y subsidiarias financieras: Leasing del Valle S.A., Compañía de Financiamiento Comercial, Banco Corfivalle (Panamá) S.A., Sociedad Financiera en el exterior, Fiduciaria del Valle S.A. y 14 filiales del sector real.

2. PRINCIPALES POLÍTICAS Y PRÁCTICAS CONTABLES

Las políticas de contabilidad y la preparación de los estados financieros de la Corporación están de acuerdo con instrucciones y prácticas contables establecidas por la Superintendencia Bancaria y en lo no previsto en ellas, conformes con las normas contables de general aceptación establecidas por el Decreto 2649 de 1993. Ciertos principios contables aplicados por la sociedad que están de acuerdo con los principios de contabilidad generalmente aceptados en Colombia, podrían no estar de acuerdo con principios de contabilidad generalmente aceptados en otros países.

Las principales políticas y prácticas contables utilizadas por la Corporación se resumen a continuación:

a) Sistema contable

El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan, independientemente que se hayan cobrado o pagado en efectivo.

Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo previsto en la Circular 011 de 2002 emitida por la Superintendencia Bancaria, relacionado con el ingreso por intereses que no causan sobre cartera comercial, que tengan más de tres meses de vencida. Estos intereses se acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

b) Conversión de transacciones y saldos en moneda extranjera

Las transacciones y los saldos en moneda extranjera se convierten a pesos a las tasas de cambio representativas del mercado aplicables, certificadas por la Superintendencia Bancaria. La tasa representativa del mercado certificada por la Superintendencia para el dólar de los Estados Unidos de Norteamérica fue de $2,389.75 y $2,807.20 por US$1 al 31 de diciembre de 2004 y 2003 respectivamente.

Al cierre de cada ejercicio los saldos en moneda extranjera se ajustan a la tasa de cambio representativa del mercado, y la diferencia se refleja en las respectivas cuentas de activos, pasivos y resultados del año.

c) Disponible

Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos en el Banco de la República, depósitos en bancos tanto en moneda nacional como extranjera y otras entidades financieras tanto del país como del exterior.

Así mismo los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de 6 meses de girados, se reclasifica a la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Bancaria, las entidades financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas debito extractadas no contabilizadas y las notas créditos contabilizadas no extractadas que posean más de 30 días cuando sea en moneda nacional y 60 días cuando se trate de moneda extranjera, de permanencia en dichas conciliaciones.

d) Fondos interbancarios vendidos y pactos de reventa, y fondos interbancarios comprados y pactos de recompra

Bajo estos rubros se clasifican: (a) las colocaciones que hace la Corporación en otras instituciones bancarias utilizando sus excesos de liquidez durante un plazo máximo de 30 días; y (b) las colocaciones recibidas por la Corporación de otras instituciones financieras en las mismas circunstancias. Los rendimientos de fondos interbancarios vendidos o comprados son abonados o cargados a resultados según el caso a medida que se causan.

Las colocaciones hechas bajo la modalidad de pacto de retroventa de la garantía, denominadas "compromisos de reventa de inversiones o cartera negociada", se contabilizan en el activo, cuando la Corporación es la acreedora; y en el pasivo, bajo la denominación "compromiso de recompra de inversiones o cartera negociada", cuando la Corporación es deudora. La diferencia entre el valor entregado o recibido inicialmente y el valor recibido o entregado finalmente, se contabiliza como ingreso o gasto según el caso, observando normas de causación.

e) Inversiones

La Corporación evalúa, clasifica y registra las inversiones a partir de septiembre 1 de 2002 según lo dispuesto en la Circular Externa 033 de la Superintendencia Bancaria, excepto en lo referente a las provisiones o pérdidas por la calificación de riesgo crediticio para los títulos no calificados y emisores que no cuenten con calificación, el cual se viene efectuando de acuerdo con lo dispuesto en la Circular Externa 070 de septiembre 28 de 1998, vigente hasta el 31 de agosto de 2002 y que aplicará hasta tanto no sea aprobado por la Superintendencia el modelo presentado por la Corporación denominado "Sistema de Administración de Riesgo de Inversiones" SARIN. La Circular Externa 033 establece la clasificación de

todas las inversiones en negociables, disponibles para la venta y para mantener hasta el vencimiento; a su vez, las negociables y las inversiones disponibles para la venta se clasifican en valores o títulos de deuda y valores (renta fija) o títulos participativos (acciones y bonos convertibles en acciones), de acuerdo con las características o condiciones propias de la clase de inversiones de la que forme parte cada título así:

1. Se clasifican como inversiones negociables los valores o títulos que hayan sido adquiridos con el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio.

2. Se clasifican como inversiones para mantener hasta el vencimiento los valores o títulos respecto de los cuales se tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración o redención. Con este tipo de inversión no se pueden realizar operaciones de liquidez, salvo para los casos excepcionales que determine la Superintendencia.

3. Son inversiones disponibles para la venta los valores o títulos que no se clasifiquen como negociables o como inversiones para mantener hasta el vencimiento, y respecto de los cuales se mantiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos cuando menos un año contado a partir del primer día en que fueron reclasificados por primera vez, o en que fueron reclasificados como inversiones disponibles para la venta.

La Corporación puede efectuar reclasificaciones de las inversiones entre las diferentes clasificaciones, previo el cumplimiento de ciertos requisitos establecidos por la Superintendencia.

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata la citada Circular, el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversión de la que forme parte.

La valoración de las inversiones se debe efectuar diariamente, excepto para los títulos que por la misma disposición se deban valorar con otra frecuencia.

La valoración está determinada por su valor o precio justo de intercambio, el cual es dado por:

a. El que se determine de manera puntual a partir de operaciones representativas agregadas por categorías, que se hayan realizado en los módulos o sistemas transaccionales administrados por el Banco de la República o por las entidades vigiladas por la Superintendencia de Valores.

b. El que se determine mediante el empleo de tasas de referencia y márgenes, calculado a partir de operaciones representativas agregadas por categorías, que se hayan realizado en los módulos o sistemas transaccionales administrados por el Banco de la República o por las entidades vigiladas por la Superintendencia de Valores.

c. El que se determine por otros métodos, debido a la inexistencia de un valor o precio justo de intercambio que pueda ser establecido a través de cualquiera de las previsiones de que tratan los literales anteriores.

Los valores o títulos participativos se valoran de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración, según los cálculos efectuados o autorizados por la Superintendencia de Valores.

a. Alta bursatilidad: se valoran con base en el último precio promedio ponderado diario de negociación, publicado por las bolsas de valores; de no existir precio para ese día se tomará el último valor registrado.

b. Media bursatilidad: se valoran con base en el precio promedio ponderado por la cantidad transada de los últimos cinco días en los que haya habido negociaciones, dentro de un lapso igual al de la duración del período móvil que se emplee para el cálculo del índice de bursatilidad, incluyendo el día de la valoración

c. Baja o mínima bursatilidad o sin cotización: su costo de adquisición se deberá aumentar o disminuir en el porcentaje de participación que corresponda con las variaciones patrimoniales subsecuentes a la adquisición de la inversión. Estas variaciones se calculan con base en los últimos estados financieros certificados, los cuales no podrán ser anteriores a seis meses contados desde la fecha de la última valoración. Cuando se conozcan estados financieros dictaminados más recientes, se deben utilizar para establecer la variación. Su precio igualmente puede estar determinado por un agente especializado en la valoración de activos mobiliarios o por un método que refleje en forma adecuada el valor económico de la inversión, el cual debe ser previamente autorizado por las Superintendencias Bancaria y de Valores.

d. Inversiones que cotizan en bolsas del exterior: se valoran por la cotización más reciente reportada por la bolsa en la que se negocie, durante los últimos cinco días, incluido el día de la valoración; de no existir se tomará el promedio de las cotizaciones reportadas durante los últimos treinta días comunes, incluido el día de la valoración. En caso de no presentar cotización en los últimos treinta días comunes, se procede de conformidad con lo dispuesto para las acciones de baja o mínima bursatilidad o sin ninguna cotización.

e. Inversiones en sociedades de reciente creación: los aportes se deben registrar por su valor de suscripción durante los dos años siguientes a su constitución, al cabo de los cuales se deben valorar de conformidad con los numerales anteriores.

Las variaciones en el valor de las inversiones se deben realizar de manera individual.

La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior para los títulos de deuda clasificados como negociables, para mantener hasta el vencimiento y disponibles para la venta, se registra como un mayor valor de la inversión con su contrapartida en los resultados del periodo. Para ajustar la diferencia entre el valor presente y el valor de mercado de los títulos clasificados como disponibles para la venta, se registrará un superávit o una desvalorización según corresponda. Los recaudos de los rendimientos se deben contabilizar como un menor valor de la inversión.

En el caso de los títulos participativos negociables, cuando los dividendos o utilidades se repartan en especie, incluidos los provenientes de la capitalización de la cuenta de revalorización del patrimonio, no se registran como ingresos ni afectan el valor de la inversión, sólo se procede a variar el número de derechos sociales, los dividendos o utilidades que se repartan en efectivo se contabilizan como un menor valor de la inversión. Los títulos clasificados como disponibles para la venta, en el evento en que el valor de mercado sea superior, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización. En caso de ser menor dicha diferencia agotará en primera instancia el superávit por valorización de la correspondiente inversión y el exceso se debe registrar como una desvalorización. Cuando los dividendos o utilidades se repartan en especie, incluidos los provenientes de la capitalización de la revalorización del patrimonio, se debe registrar como ingreso la parte que haya sido contabilizada como superávit por valorización, con cargo a la inversión, y revertir dicho superávit. Cuando correspondan a dividendos en efectivo, se debe registrar como ingreso el valor contabilizado como superávit por valorización, revertir dicho superávit y el monto de los dividendos

que exceda de los mismos se debe registrar como un menor valor de la inversión.

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio.

Para los valores o títulos de deuda y títulos participativos que no cuenten con una calificación externa, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad. La Corporación se encuentra adelantando el trámite correspondiente ante la Superintendencia Bancaria para la aprobación del modelo. Sin embargo, para los estados financieros del 2004 la Superbancaria no encontró objeción a que la Corporación constituyera las provisiones obtenidas de la aplicación del Sistema de Administración de Riesgo de Inversiones (SARIN). Esta objeción está condicionada a que la Superbancaria evalúe la razonabilidad de las provisiones de inversiones al 31 de diciembre de 2004, tomando como escenarios el SARIN, la CE-070/98 y la CE-033/02, toda vez que este modelo no ha sido aprobado por dicho ente de control.

f) Cartera de Créditos, Provisiones para Cartera de Créditos y Cuentas por Cobrar

Los préstamos se contabilizan con base en su valor nominal y, junto con otros rubros del balance general que se refieren a operaciones de crédito, son clasificados de acuerdo con regulaciones bancarias como vivienda, consumo, microcréditos y comerciales.

Con la entrada en vigencia de la Circular Externa 011 de 2002 de la Superintendencia Bancaria se establecieron los principios y criterios generales que las entidades vigiladas debemos adoptar para mantener adecuadamente evaluados los riesgos crediticios implícitos en los activos de crédito. Define las modalidades de crédito y determina calificaciones según la percepción de riesgo que las mismas operaciones tengan.

Se establece igualmente que se debe mantener una adecuada administración del riesgo crediticio, para lo cual cada entidad debe desarrollar un sistema de administración de riesgo crediticio (SARC), en el cual se deben establecer políticas claras y precisas que definan los criterios con los cuales la Corporación en general debe evaluar, calificar y controlar los riesgos crediticios. Igualmente se definen las instancias de gobierno corporativo o de control que debe adoptar las políticas y mecanismos necesarios para asegurar el cumplimiento estricto de las instrucciones mínimas establecidas. Es importante tener en cuenta que mediante la Circular Externa 052/04 se actualizan los criterios que sirven como base para desarrollar el SARC y se informa que la Superintendencia Bancaria adoptará inicialmente un modelo que rige a partir de 1 de julio de 2005. A partir de esa fecha las entidades podrán presentar sus modelos internos.

Riesgo crediticio es la posibilidad de incurrir en pérdidas y que disminuya el valor de sus activos, como consecuencia de que los deudores fallen en el cumplimiento oportuno o cumplan imperfectamente los términos acordados.

La Corporación evalúa el riesgo crediticio y la capacidad de pago de sus respectivos deudores en el momento de otorgar los créditos, y permanentemente a lo largo de la vida de los mismos.

Las metodologías, los criterios para la evaluación del riesgo crediticio, la medición de las respectivas pérdidas esperadas, y los fundamentos para determinar el nivel de provisiones, considerando los factores establecidos en la referida Circular, fueron presentados a la Superintendencia dentro de los plazos fijados en el cronograma.

La cartera de créditos se clasifica en las siguientes cuatro modalidades: vivienda, considerados aquellos otorgados a personas naturales destinados a la adquisición de vivienda nueva o usada, o a la construcción de vivienda individual. Consumo,

considerados aquellos otorgados a personas naturales y cuyo objeto sea el de financiar la adquisición de bienes de consumo o el pago de servicios para fines no comerciales o empresariales, independiente de su monto. Microcrédito, considerados aquellos otorgados a microempresas cuyo saldo de endeudamiento con la respectiva entidad no supere veinticinco (25) salarios mínimos legales mensuales vigentes. Comerciales, considerados todos los créditos distintos a los de vivienda, de consumo y microcréditos.

Analizados y debidamente ponderados los criterios para medir el riesgo crediticio, todos los créditos deben calificarse y provisionar el saldo pendiente de pago neto de garantías en una de las siguientes categorías:

Categoría "A": créditos con riesgo normal, los cuales reflejan una estructura y atención apropiadas. Se cuenta con información financiera actualizada que indica una capacidad de pago adecuada para atender los pagos requeridos.

Categoría "B": créditos con riesgo aceptable, los cuales están aceptablemente atendidos y protegidos, pero existen debilidades potenciales que pueden afectar, transitoria o permanentemente, la capacidad de pago del deudor, en forma tal que de no ser corregidas oportunamente llegarían a afectar el normal recaudo del crédito. En todo caso las siguientes condiciones objetivas son suficientes para calificar obligatoriamente en esta categoría cuando presenten entre 2 y hasta 5 meses de mora los créditos de vivienda, entre más de 1 y hasta 2 meses de mora los créditos de consumo, entre más de 1 y hasta 2 meses de mora los microcréditos, entre más de 1 y hasta 3 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 1%.

Categoría "C": créditos deficientes, con riesgo apreciable, los cuales presentan insuficiencias en la capacidad de pago del deudor, que comprometen el normal recaudo de la obligación en los términos convenidos. En todo caso las siguientes condiciones objetivas son suficientes para calificar obligatoriamente en esta categoría cuando presenten entre más de 5 y hasta 12 meses de mora los créditos de vivienda, entre más de 2 y hasta 3 meses de mora los créditos de consumo, entre más de 2 y hasta 3 meses de mora los microcreditos, entre más de 3 y hasta 6 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 20%.

Categoría "D": créditos de difícil cobro, con riesgo significativo, los cuales tienen cualquiera de las características del deficiente, pero en mayor grado, de tal suerte que la probabilidad de recaudo es altamente dudosa. En todo caso las siguientes condiciones objetivas son suficientes para calificar obligatoriamente en esta categoría cuando presenten entre más de 12 y hasta 18 meses de mora los créditos de vivienda, entre más de 3 y hasta 6 meses de mora los créditos de consumo, entre más de 3 y hasta 4 meses de mora los microcréditos, entre más de 6 y hasta 12 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 50%.

Categoría "E": créditos irrecuperables, los cuales se estiman incobrables. En todo caso las siguientes condiciones objetivas son suficientes para calificar obligatoriamente en esta categoría cuando presenten más de 18 meses de mora los créditos de vivienda, más de 6 meses de mora los créditos de consumo, más de 4 meses de mora los microcréditos, más 12 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 100%.

Igualmente se establecieron reglas de lineamiento en las calificaciones, consistentes en que cuando una entidad vigilada califique en "B", "C", "D" o "E" cualquiera de los créditos de un deudor, debe llevar a la categoría de mayor riesgo los demás créditos de la misma modalidad otorgados a dicho deudor. Las demás entidades financieras que de acuerdo con las disposiciones legales pertinentes deban

consolidar estados financieros, deben otorgar la misma calificación a dichos créditos. Las calificaciones propias deberán alinearse con las otras entidades financieras cuando al menos dos de ellas establezcan una calificación de mayor riesgo y cuyas acreencias representen por lo menos el 20% del valor de los respectivos créditos según la última información disponible en las centrales de riesgo. En este caso, se admitirá una discrepancia máxima de un nivel de diferencia en calificación.

Las garantías sólo respaldan el capital de los créditos: en consecuencia, los saldos por amortizar de los créditos amparados con seguridades que tengan el carácter de garantías idóneas se provisionan en el porcentaje que corresponda según la calificación del crédito, aplicando dicho porcentaje a la diferencia entre el valor del saldo insoluto y el 70% del valor de la garantía. No obstante, dependiendo de que la garantía sea o no hipotecaria y del tiempo de mora del respectivo crédito, para la constitución de provisiones sólo se consideran los porcentajes del valor total de las garantías como se indica a continuación:

Garantías No Hipotecarias	
Tiempo de mora del Crédito	Porcentaje
0 a 12 meses	70%
Más de 12 meses a 24 meses	50%
Más de 24 meses	0%

Hipotecaria o Fiducias en Garantías Hipotecarias Idóneas	
Tiempo de mora del Crédito	Porcentaje
0 a 18 meses	70%
Más de 18 meses a 24 meses	50%
Más de 24 meses a 30 meses	30%
Más de 30 meses a 36 meses	15%
Más de 36 meses	0%

No se causan intereses, corrección monetaria, ajuste en cambio e ingresos por otros conceptos cuando un crédito presente una mora superior a 4 meses para los créditos clasificados como de vivienda, superior a 2 meses para los créditos clasificados como consumo y microcréditos, y superior a 3 meses para los créditos clasificados como comerciales.

Esta Circular igualmente contiene reglas especiales y criterios para la recalificación de créditos reestructurados, que consisten en la modificación de las condiciones inicialmente pactadas de un crédito por cualquier mecanismo, instrumentado mediante la celebración de cualquier negocio jurídico, con el fin de permitirle al deudor la atención adecuada de su obligación. Para estos efectos, se consideran reestructuraciones las novaciones. Antes de reestructurar el crédito se debe establecer razonablemente que el mismo será recuperado en las nuevas condiciones. Estos créditos pueden mejorar la calificación después de ser reestructurados sólo cuando el deudor demuestre un comportamiento de pago regular y efectivo.

g) Bienes recibidos en pago de obligaciones

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de obligaciones a su favor.

Los bienes recibidos en pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el enajenación de BRDP, la cual debe presentarse en cualquier caso con antelación al vencimiento del valor de mercado.

El registro inicial se realiza con el valor determinado en el acuerdo o adjudicación judicial; si el bien recibido en pago no se encuentra en condiciones de venta, su costo se incrementa por los gastos necesarios en que se incurra para tal fin. Si entre el valor por el cual se recibe el bien y el valor de la obligación resulta un saldo a favor del deudor, está diferencia se contabiliza como una cuenta por pagar. En caso que el valor del bien no alcance a cubrir la totalidad

de la obligación, se constituye una provisión equivalente al desfase.

La Circular Externa 034 de 2003, la cual empezó a regir a partir de octubre 1 de 2003, estableció que las entidades vigiladas por la SBC pueden diseñar un sistema de administración de BRDP el cual permita gestionar adecuadamente el riesgo de pérdida vinculado a la realización de tales activos.

Teniendo en cuenta que la Corporación no ha presentado un modelo al respecto, las políticas sobre BRDP serán las equivalentes a las compañías que no han presentado algún modelo.

Constitución de provisiones de BRDP inmuebles para las entidades que no cuentan con modelo aprobado por la SBC:

Se debe constituir en alícuotas mensuales dentro del año siguiente a la recepción del bien, una provisión equivalente al 30% del costo de adquisición del BRDP (esto es, el valor de recepción), la cual debe incrementarse en alícuotas mensuales dentro del segundo año en un 30% adicional hasta alcanzar el 60% del costo de adquisición del BRDP. Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del 80% del costo de adquisición del BRDP. En caso de concederse prórroga el 20% restante de la provisión podrá constituirse dentro del término de la misma.

Cuando el costo de adquisición del inmueble sea inferior al valor de la deuda registrada en el balance, la diferencia se debe reconocer de manera inmediata en el estado de resultados.

Cuando el valor comercial del inmueble sea inferior al valor en libros de los BRDP se debe contabilizar una provisión por la diferencia.

Reglas para la constitución de provisiones sobre BRDP muebles

Respecto de los BRDP muebles se debe constituir dentro del año siguiente de la recepción del bien una provisión equivalente al 35% del costo de adquisición del BRDP, la cual debe incrementarse en el segundo año en un 35% adicional hasta alcanzar el 70% del valor en libros del BRDP antes de provisiones. Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del 100% del valor en libros del BRDP antes de provisiones. En caso de concederse prórroga el 30% restante de la provisión podrá constituirse dentro del término de la misma.

Cuando el costo de adquisición del bien mueble sea inferior al valor de la deuda registrada en el balance, la diferencia se debe reconocer de manera inmediata en el estado de resultados.

Cuando el valor comercial del bien mueble sea inferior al valor en libros de los BRDPS se debe contabilizar una provisión por la diferencia.

Sin perjuicio de las reglas de provisiones mencionadas anteriormente, los BRDP muebles que correspondan a títulos de inversión se deben valorar aplicando los criterios que para el efecto se contemplan en el capítulo I de la Circular Externa 100/95, teniendo en cuenta su clasificación como inversiones negociables, disponibles para la venta o para mantener hasta el vencimiento.

Reglas sobre el otorgamiento de prórroga del plazo legal para la enajenación

Para los efectos de lo dispuesto en el inciso final del numeral 6º del artículo 110 EOSF, las entidades vigiladas pueden solicitar a la SBC prórroga para la enajenación de la BRDP, la cual debe presentarse en cualquier caso con antelación al vencimiento del término legal establecido.

En la respectiva solicitud se debe demostrar que no obstante haber seguido diligentemente los procedimientos de gestión para la enajenación, no ha sido posible obtener su venta. En todo caso, la ampliación del plazo no puede exceder en ningún caso de dos (2) años, contados a partir de la fecha de vencimiento del término inicial, período durante el cual debe también continuar con las labores que propendan a la realización de esos activos improductivos.

Régimen de transición
Entidades sin modelo: Las entidades que no cuenten con un modelo aprobado por la SBC deberán constituir en alícuotas mensuales una provisión adicional hasta alcanzar el 80% del costo de adquisición del BRDP dentro de un plazo que vence el 31 de diciembre de 2005.

h) Aceptaciones bancarias

Las aceptaciones bancarias son títulos emitidos por entidades financieras para ser pagados a los beneficiarios dentro de un plazo que no debe exceder 360 días. Sólo pueden originarse en transacciones de importación y exportación de bienes o de compraventa de bienes muebles en el país. En el momento de la emisión de la aceptación su valor es contabilizado por la Corporación simultáneamente en el Activo y en el Pasivo. Los valores registrados en el activo son evaluados por riesgo de crédito de acuerdo con los procedimientos generales de evaluación de cartera de créditos.

i)Operaciones de contado y contratos a término y de futuros (forward agreements)

Valoración y contabilización de derivados
La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios con los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados.

Formalización de las operaciones de derivados:

- Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiene la reglamentación propia de la Bolsa.
- En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.

Riesgos existentes cuando se hacen operaciones con derivados
Las operaciones con derivados son operaciones financieras y como tales están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de solvencia
Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de mercado
Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de contraparte
A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero

negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de esta pérdida se conoce como riesgo de contraparte.

Riesgos operacionales
Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo jurídico
El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Parámetros escogidos para la valoración
Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones.

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desea modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Bancaria con una antelación cuando menos de un mes.

Límite en tiempo para realizar operaciones con derivados
Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

j) Propiedades, equipo y depreciación
Las propiedades y equipo son registrados al costo, y se ajustaban mensualmente por inflación, desde el 1 de enero de 1992 hasta el 31 de diciembre de 2000. Las ventas y retiros de tales activos se descargan por el respectivo valor neto ajustado en libros y las diferencias entre el precio de venta y el valor neto ajustado en libros se llevan a los resultados del año.

La depreciación de propiedades y equipos se efectúa usando el método de línea recta con base en la vida útil de los mismos a las tasas anuales del 5% para edificios (oficinas en propiedad horizontal), 10% para muebles y enseres y equipos de oficina, 20% para vehículos y equipos de cómputo.

Los desembolsos por concepto de mejoras cuyo objeto es aumentar la eficiencia o incrementar la vida útil de los activos, al igual que las incorporaciones realizadas se capitalizan. Las erogaciones que se realizan para atender su mantenimiento y reparación, relacionadas con su conservación, se contabilizan como gastos del ejercicio en que se producen.

k) Otros activos, neto
Este rubro representa partidas monetarias tales como intereses causados sobre financiaciones y avances, intereses en moneda legal, seguros y arrendamientos pagados por anticipado que se amortizan con base en su causación; incluye ciertas partidas tales como útiles y papelería que se amortizan con base en su consumo real.

Comprende además los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la

posibilidad de ejercerlos de acuerdo con el acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

La amortización de los gastos pagados por anticipado se efectúa en el periodo en que se reciben los servicios o se causen los costos o gastos.

La amortización de los cargos diferidos debe reconocerse a partir de la fecha en que contribuyan a la generación de ingresos, teniendo en cuenta lo siguiente:

-Los cargos diferidos por concepto de organización y preoperativos se deben amortizar en el menor tiempo entre el estimado para su recuperación en el estudio de factibilidad y la duración del proyecto específico que lo originó, sin que exceda, en todo caso, de cinco (5) años.

-Los programas para computador (software) se amortizarán en un período no mayor a tres (3) años.

Sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisisción superen el 30% del patrimonio técnico de la respectiva entidad, incluído el hardware, previo concepto de la Superintendencia Bancaria, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.

-Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada. Su amortización se hará en un período no mayor de dos (2) años.

-Los cargos diferidos por concepto de remodelación se amortizarán en un período no mayor a dos (2) años.

-Los cargos diferidos por concepto de útiles y papelería se amortizarán en función directa con el consumo, con cargo al código 519045.

-Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

-Los cargos diferidos por concepto de descuento en colocación de títulos de inversión se amortizarán durante el plazo para la redención o conversión de los títulos, con cargo a la subcuenta 510407 Intereses y Amortización Descuento Títulos de Inversión.

-Los cargos diferidos por concepto de descuento en colocación de bonos obligatoriamente convertibles en acciones (BOCEAS) se amortizarán durante el plazo para la redención o conversión de los títulos, con cargo a la subcuenta 510408 Amortización Descuento BOCEAS.

-El impuesto de renta diferido "débito" generado por efecto de diferencias temporales, al tenor de lo dispuesto en el último inciso del artículo 66 del Decreto 2649 de 1993, "se debe amortizar en los períodos en los cuales se reviertan las diferencias temporales que lo originaron."

-Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, vale decir, durante tres (3) meses si el ejercicio es trimestral, durante seis (6) si es semestral, o durante doce

(12) meses si el ejercicio es anual, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguentes a la ocurrencia de las situaciones referidas.

-Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

-Los cargos diferidos por concepto de impuestos se amortizarán durante la vigencia fiscal prepagada.

-Los cargos diferidos por concepto de contribuciones y afiliaciones se amortizarán durante el período prepagado pertinente.

-Las comisiones pagadas en la colocación de títulos de inversión (bonos) emitidos por la Entidad, siempre y cuando su redención o conversión sea superior a un (1) año, se amortizarán durante el plazo de redención o conversión.

l) Valorizaciones (Desvalorizaciones) de activos, neto

Las valorizaciones (desvalorizaciones) de ciertos activos que incrementan o disminuyen el patrimonio de los accionistas son determinadas por: a) excesos de avalúos comerciales, establecidos por avaluadores independientes, sobre el valor neto ajustado en libros de propiedades; b) Para las inversiones disponibles para la venta en títulos participativos de baja o mínima bursatilidad o sin cotización en bolsa. En el evento en que el valor de mercado o el valor de la inversión actualizada con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla y el exceso se registra como un superávit por valorización. En el caso de que este valor sea menor, se debe afectar en primera instancia el superávit por valorización de la correspondiente inversión hasta agotarlo y el exceso se debe registrar como una desvalorización de la respectiva inversión.

m) Ingresos anticipados

Los ingresos anticipados corresponden principalmente a intereses y comisiones recibidos por anticipado por parte de los clientes por concepto de operaciones de cartera de créditos; estos intereses se amortizan a resultados con base en su causación. En aquellos casos en que como producto de acuerdos de reestructuración o cualquier otra clase de acuerdo se considere la capitalización de intereses que se encuentren registrados en cuentas de orden o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, al igual que los intereses que se generen en el futuro por estos conceptos, se contabilizarán como abono diferido y su amortización a capital se hará en forma proporcional a los valores efectivamente recaudados.

n) Pasivos laborales

Los pasivos laborales se contabilizan mensualmente y se ajustan al fin de cada año con base en las disposiciones legales y los convenios laborales vigentes.

o) Pensión de jubilación

El Instituto de Seguros Sociales (ISS) y otras entidades autorizadas por ley (desde 1994) reciben contribuciones de la Corporación y de sus trabajadores, para asumir la mayor parte del pasivo por pensiones de jubilación a dichos trabajadores. El pasivo por pensiones asumido directamente por la Corporación correspondiente al personal antiguo se contabiliza con base en estudios actuariales.

El estudio actuarial utilizado para establecer el valor de la reserva correspondiente al año 2004 se hizo

considerando los cambios introducidos por el Decreto 2783 del 20 de diciembre de 2001.

p) Impuesto sobre la renta
El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva, la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes. La Corporación está tributando por renta presuntiva calculada sobre el patrimonio líquido gravable.

q) Prima en colocación de acciones
La prima en colocación de acciones es acreditada a la reserva legal la cual es parte de las utilidades retenidas.

r) Cuentas contingentes y de orden
Se contabilizan como cuentas contingentes los valores de los créditos otorgados y no desembolsados, los avales y garantías otorgados, las opciones de compra y ventas de pesos divisas y otras obligaciones contingentes, los efectos y valores recibidos y enviados para su cobro, los bienes y valores recibidos en garantía, los bienes y los valores recibidos y entregados en custodia, los activos castigados, los intereses no cobrados de Cartera de Créditos y de Consumo vencidos, así como los correspondientes a los créditos calificados en las diferentes categorías, los activos castigados y otros valores. También se llevan en cuentas de orden las diferencias entre los valores fiscales de activos, pasivos y patrimonio y los ajustes por inflación de los saldos contables y el valor fiscal de los activos y el patrimonio.

s) Estados de flujo de efectivo
Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año o (pérdida) y el efectivo provisto por las actividades de operación.

t) Utilidad (pérdida) neta por acción
La utilidad (pérdida) neta por acción se calcula dividiendo la utilidad neta del año por el promedio ponderado de las acciones suscritas y pagadas en circulación durante cada año.

u) Consolidación
De acuerdo con disposiciones legales, los estados financieros que se acompañan no consolidan activos, pasivos, patrimonio y resultado de las compañías subordinadas en la cual tiene una participación superior al 50% del capital suscrito y pagado. Estos estados financieros que son considerados de propósito general, son presentados a la asamblea de accionistas y son los que sirven de base para la distribución de dividendos y otras apropiaciones. Sin embargo, por requerimientos legales la Corporación está obligada a presentar adicionalmente estados financieros consolidados a la asamblea de accionistas para su aprobación.

3. CAMBIO EN POLÍTICAS CONTABLES

De conformidad con instrucciones de la Superintendencia Bancaria mediante la Circular Externa 012 de marzo de 2004, se modificó el límite de tiempo en las operaciones con derivados, estipulando que son aquellas en las cuales el cumplimiento o liquidación se pacta para después de los dos (2) días hábiles inmediatamente siguientes al día en el que se inicia la operación. Las operaciones cuyo plazo sea inferior al mencionado anteriormente son operaciones de contado.

Para estas últimas operaciones la Superintendencia Bancaria habilitó nuevos códigos contables para su registro.

4. DISPONIBLE

Los recursos disponibles de la Corporación son de alta liquidez; los únicos fondos sujetos a restricción son los depósitos en el Banco de la República, que de acuerdo con las Resoluciónes Externas 028 de 1998, 19 y 22 de 1999 de la Junta Directiva del Banco de la República establece que las entidades financieras deberán constituir depósito en dicho banco a título de encaje como protección a cada depósito o

exigibilidad en los porcentajes establecidos en las citadas resoluciones.

	2004	2003
Moneda Legal		
Depósitos en el Banco de la República	25,068,473	21,037,190
Depósitos en otros bancos del país	3,759,796	13,449,626
	28,828,269	34,486,816
Moneda Extranjera		
Caja	10,042	12,624
Banco de la República	12,665	14,878
Corresponsales Extranjeros	524,763	762,207
Remesas en tránsito	47,797	174,981
	595,267	964,690
	29,423,536	35,451,506
(-) Provisión	(45,235)	(234)
	29,378,301	35,451,272

No existen restricciones adicionales para la utilización del disponible.

Las conciliaciones bancarias al 31 de diciembre de 2004 y 2003 incluyen partidas con más de 30 días pendientes de regularizar, que al corte de dichos años se encuentran debidamente provisionadas.

5. FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA

	2004	2003
Compromisos de Reventa Inversiones	318,900	0
Fondos Interbancarios	36,689,044	20,832,387
Vendidos	37,007,944	20,832,387

Estos fondos son utilizados para aprovechar excesos de liquidez y se pactan a un plazo no mayor a 30 días. Para los años 2004 y 2003 corresponde principalmente a operaciones Overnight. Las tasas utilizadas en estas operaciones durante el año 2004 oscilaron entre el 9.5% y 6.8%; y en el año 2003 entre el 10.4% y 3.90%.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los años 2004 y 2003 no se presentaron incumplimientos.

6. TÍTULOS PARTICIPATIVOS

Disponibles para la venta EMPRESA		Número de acciones	Calificación al 2004	Porcentaje poseido al 2004	Costo Ajustado (*)
Acerías Paz del Río		25,669,117	E-100%	0.25%	19,934
Agrotimbío S.A.		547,005	A	25.35%	1,317,971
Banco Corfivalle (Panamá) S.A. (1)		6,019,000	A	100.00%	14,383,905
Banco Davivienda					
Banco Popular		14,100	A	0.00%	1,298
Bladex S.A. Clase E		2,070	A	0.01%	49,205
Bladex S.A. Preferidas		39	A		932
C.I. intercontex S.A.		2,495,683	D -50%	94.84%	14,397,771
C.I. Yumbo S.A.		11,001	A	0.10%	11,311
Caliescali.com S.A.		17,520	D -50%	1.74%	17,520
Casa de Bolsa S.A.		934,997	A	20.00%	4,051,062
CFV Bahamas (1)					
Cia Agrop. e Ind. Pajonales S.A.		836,160	A	94.51%	22,065,378
Colmotores S.A.		38,496	A	0.12%	78,936
Colombina S.A.		32,683,321	A	7.59%	14,823,582
Compañía Aguas de Colombia S.A.		560,000	D -50%	20.00%	1,096,747
Concesionaria Tibitoc S.A. E.S.P		9,086,933	A	33.33%	9,822,702
Corporación Andina de Fomento		10	A	0.00%	197,154
Deceval S.A.		12,619	A	3.33%	840,248
Desmotadora del Norte de Tolima S.A.		135,356	A	54.14%	926,312
Fiduciaria del Valle S.A.		12,543,714	A	94.49%	10,925,802
Futbolred.com S.A.		120,000	B	30.00%	361,593
Gas Natural S.A. E.S.P		710,866	A	1.93%	12,555,279
Hoteles Estelar de Colombia S.A		24,100,708	A	84.26%	40,297,617
IBC Solutions		2,674,758	A	34.85%	6,392,003
Inducarbón S.A.		2,528	E-100%	0.09%	1,121
Industrias Lehner S.A.		87,466	B	0.55%	102,777
Ingenio La Cabaña S.A.		535,436	A	2.53%	6,323,852
Inmunizadoras Unidas S.A.		1,964,600	D -50%	49.99%	87,146
Inversiones Holguin Hurtado & Cia S.A.		199,846	C -80%	1.69%	1,036,517
Inversiones de Energía y Gas S.A.	**2**	413,945	A	48.97%	36,473,223
Leasing del Valle S.A.		64,271,869	A	94.50%	14,337,988
Lloreda S.A.		392,512,757	C	52.58%	125,700,206
Mayagüez S.A.		279,846	A	0.58%	683,893
Molino Pajonales S.A.		28,754	A	92.85%	1,812,871
N. Hurtado & Cía S.A.		2,364,953	C	8.98%	3,414,259
Proyectos de Energía S.A. (Pesa S.A.)	**2**	12,701,237	A	94.32%	116,410,771
Pizano S.A.		1,036,665	D -50%	2.00%	1,642,850
Prodesal S.A.		31,495,755	A	64.50%	39,019,163
Prodesal del Cauca S.A.		1,575,895	A	5.40%	254,862
Promotora de Energía y Gas S.A.	**2**	113,945	A	20.90%	11,619,231
Proyectos de Infraestructura S.A.		13,514,417	A	30.58%	21,831,535
Proyectos Energéticos del Cauca S.A.		17,955	A	10.70%	3,177,150
Siderúrgica del Pacifico S.A.		1,388,293	A	2.55%	572,425
Sociedad General de Inversiones S.A.		1,890	A	94.50%	1,890
Sociedad Hotelera Cien Internacional S.A.		133,393	A	0.39%	59,744
Telecomunicaciones Satelitales - Telesat S.A.		1,284	A	1.39%	42,554
Valora S.A.		136,998,310	B	92.93%	19,247,855
Valle Bursátiles S.A.		134,277	A	1.33%	4,467
Valores Cineco S.A.		73,639,104	A	2.85%	961,735
Valores Diaco S.A.	**1**	38,299,296	A	2.85%	1,138,612
Provisión general - Sistema de Administración de Riesgo					
TOTAL DISPONIBLES PARA LA VENTA EN TÍTULOS PARTICIPATIVOS					**560,592,960**
Negociables					
Banco de Bogotá		1,190	A	0.00%	16,779
Banco de Occidente		342,786	A	0.27%	3,684,072
Cementos Paz del Rio S.A.					
Cementos del Valle S.A.					
Promigas S.A.		18,645,898	A	14.02%	159,768,123
Tablemac S.A.					
Coltejer		481,700			178
Fondos Comunes Ordinarios					28,884,570
Fondos Comunes Especiales					47,707
Total negociables					**192,401,429**
TOTAL INVERSIONES EN TÍTULOS PARTICIPATIVOS					**752,994,389**

(*) Costo ajustado incluye ajustes por inflación hasta el 31/12/00 en las inversiones disponibles para la venta. Las negociables son valoradas con el precio promedio de los últimos 10 días en que se presenten transacciones en la bolsa.
(1) Se trasladaron las operaciones del banco en Bahamas y se constituyó Banco Corfivalle (Panamá)
(2) Se valora de manera integral con las acciones de la E.E.B. y Sub-estación Eléctrica

AÑO 2004			AÑO 2003			
Valor de Mercado	Valoración o (Desvalorización)	Provisiones	Costo Ajust. (*)	Valor de Mercado	Valoración o (Desvalorización)	Provisiones
19,934		19,934	22,492	834,246		22,492
1,367,813	49,842		1,317,971	1,100,372	(217,599)	
14,383,905						
			373,311	356,176		17,135
803		495	1,298	700		598
82,958	33,753		57,800	113,778	55,977	
1,426	494		1,095	1,544	449	
11,527,086	(2,870,686)	11,527,086	8,397,792	15,014,741	6,616,949	
18,517	7,206		11,311	15,182	3,871	
3,561	(6,980)	8,760	17,520	3,574	(6,973)	8,760
4,358,605	307,543		4,292,234	4,385,183	92,949	
	1,557,215		16,896,537	18,961,969	2,065,433	
49,865,020	27,799,642		22,065,378	49,613,554	27,548,175	
387,669	308,732		78,936	343,608	264,671	
13,969,505	(854,076)		14,823,582	12,157,869	(2,665,713)	
994,722	(3,906)	595,480	1,096,747	966,974	(17,780)	595,480
13,349,522	3,526,820		9,822,702	13,491,642	3,668,940	
271,237	74,082		231,594	313,003	81,409	
1,194,807	354,558		720,145	1,001,037	280,892	
5,438,825	4,512,512		926,312	4,947,160	4,020,848	
15,846,474	4,920,672		10,925,802	16,738,332	5,812,530	
57,022	(304,571)		331,593	72,798	(258,794)	
13,714,873	1,159,594					
84,366,938	44,069,322		40,297,617	76,566,985	36,269,368	
1,110,291	(5,281,712)		6,385,701	5,517,884	(867,817)	
616		1,121	1,121	576		1,121
63,698	(39,079)		102,777	70,061	(32,716)	
8,073,277	1,749,425		6,323,852	7,511,380	1,187,528	
1,295,163	560,435		87,146	1,302,785	564,247	
657,541	(222,873)	287,611	1,036,517	877,138	(47,196)	287,611
56,031,557	3,362,637		36,473,223	56,636,757	3,967,837	
29,277,122	14,939,134		10,769,265	24,523,923	13,754,658	
63,194,554	(23,314,223)	51,830,340	125,700,206	53,338,559	(31,199,020)	51,830,340
1,010,130	326,237		683,893	921,012	237,119	
6,566,334	4,753,463		1,571,656	6,704,636	5,132,980	
4,101,940		275,754	3,414,259	3,763,681	(127,561)	275,754
115,063,297	6,905,325		116,410,771	116,306,103	8,148,131	
2,212,606		536,547	1,642,850	1,969,000		658,350
65,219,833	26,200,671		39,019,163	59,838,470	20,819,307	
743,901	489,039		254,862	565,195	310,333	
52,837,362	3,170,943		11,619,231	53,408,062	3,741,643	
32,533,121	10,701,586		21,831,535	28,212,427	6,380,891	
3,719,206	542,056		3,177,150	3,571,800	394,650	
1,148,549	576,124		572,425	813,817	241,392	
1,890			1,890	1,890		
59,631			59,744	73,133	13,389	
65,236	22,682		42,554	50,378	7,824	
31,309,594	12,061,738		19,247,855	26,647,541	7,399,686	
7,827	3,360		4,467	7,393	2,927	
2,681,936	1,543,325		1,138,611	1,352,750	214,161	
829,946	23,596	155,385	1,138,611	788,200	(195,014)	155,385
		16,279,686				
711,037,378	**143,715,656**	**81,518,197**	**541,421,107**	**671,774,977**	**123,664,979**	**53,853,026**
16,779			10,234	10,234		
3,684,072			2,121,838	2,121,838		
			385,116	385,116		
			8,266,631	8,266,631		
159,768,123			125,754,089	125,754,089		
			450,298	450,298		
178			15,800	15,800		
28,884,570			324,630	324,630		
47,708			44,135	44,135		
192,401,430			**137,372,771**	**137,372,771**		
903,438,808	**143,715,656**	**81,518,197**	**678,793,878**	**809,147,748**	**123,664,979**	**53,853,026**

Mediante Acta de Conciliación suscrita el 05 de Octubre ante el Centro de Arbitraje y Conciliación de la Cámara de Comercio de Bogotá se acordó que, previa realización de determinados actos jurídicos, la Corporación Financiera del Valle S.A.
a través de sus Inversoras quedará como titular del 3.81% del capital social de la Empresa de Energía de Bogotá y el 100% de la Subestación Eléctrica que posee Central Hidroeléctrica Betania S.A. E.S.P. como activo fijo.
A su vez las Inversoras dejarán de ser accionistas en Central Hidroeléctrica Betania S.A. E.S.P.

La corporación ha constituido una provisión general sobre los Títulos Participativos Disponibles para la Venta, dicha provisión se compone de los resultados del sistema de administración de riesgo de inversiones SARIN por valor de $7,417.000 y de una provisión por valor de $5.992.000 con el fin de contrarestar posibles efectos macroeconómicos.

7. NEGOCIABLES EN TÍTULOS DE DEUDA Y PARA MANTENER HASTA EL VENCIMIENTO

	Tasa de Interés %	2004	Tasa de Interés %	2003
Negociables Títulos de Deuda				
EN MONEDA LEGAL				
Títulos de Tesorería TES	3.43 - 12.65	179,218,870	3.19 - 14.99	142,315,317
Títulos de Desarrollo Agropecuario Clase B	8.35	1,203,006		-
Certificados de Depósito a Término	7.66 - 10.06	10,751,827	9.56 - 14.22	2,063,161
Otros Títulos	1.26 - 12.14	17,640,958	0.25 - 11.73	24,048,698
Bonos Emitidos por Sociedades	6.54 - 13.28	63,281,396	7.11 - 15.85	55,283,262
Titularización	6.85 - 18.28	20,041,564	11.00 - 11.00	2,738,994
EN MONEDA EXTRANJERA				
Bonos Decreto 2004		-	1.42	271,578
Bonos Decreto 2006	3.75	6,121,362	3.76	14,749,685
Bonos Decreto 2007	4.14	10,811,779	5.17	3,022,989
Bonos Decreto 2008	5.30	10,762,387		-
Bonos Decreto 2009	6.09	10,558,228	7.37	1,492,483
Bonos Decreto 2010	6.90	2,912,077		-
Bonos Decreto 2012		-	8.51	36,471
Títulos de Tesorería TES	3.11	11,278,602	3.20 - 4.80	2,689,459
Títulos Emitidos en el Exterior		-	1.88	8,658,458
Disponibles para la venta				
En MONEDA LEGAL				
Títulos de Tesorería TES	11.35 - 12.35	106,335,670		-
Para mantener hasta el vencimiento				
EN MONEDA LEGAL				
Títulos de Tesoría TES	12.5	9,314,343		-
Títulos de Desarrollo Agropecuario Clase A	3.68 - 3.72	7,418,930	3.71 - 3.82	7,603,127
Títulos de Desarrollo Agropecuario Clase B	5,67 -8.31	12,674,052	5.77 - 5.92	12,988,666
Otros Títulos	1.27 - 6.21	14,343,769		-
Para mantener hasta el vencimiento				
EN MONEDA EXTRANJERA				
Bonos Decreto 2007	7.11	17,951,522	7.11	21,190,173
Total sin provisión		512,620,342		299,152,521

Las anteriores inversiones fueron calificadas, por el riesgo de solvencia, en categoría "A" a excepción de los bonos Emcali, los cuales se encuentran calificados en "E" y provisionados en su totalidad, para 2004 y 2003.

Según resoluciones 77 de 1990, y 29 de 1991 de la Junta Monetaria y 28 de 1992, 6, 11 y 13 de 1996 y 3 de 2000 de la Junta del Banco de la República, los establecimientos de crédito deben efectuar inversiones obligatorias en títulos emitidos por el Fondo para el Financiamiento del Sector Agropecuario FINAGRO. Así mismo, Según el artículo 45 de la Ley 546 de 1999 establece que todos los establecimientos de crédito están sujetos y obligados a invertir en títulos de reducción de deuda - TRD – en el porcentaje establecido en la misma Ley y de acuerdo al procedimiento descrito para tal efecto por la Superintendencia en la Circular Externa 053 de 2000.

No existen restricciones económicas o jurídicas sobre el portafolio de inversiones.

8. PROVISIONES PARA PROTECCIÓN DE INVERSIONES

Al 31 de Diciembre la Corporación evaluó la totalidad de las inversiones de acuerdo con las disposiciones de la Superintendencia en relación con el riesgo de solvencia y provisionó las calificadas en las categorías C, D y E, que corresponden a Inversiones de riesgo superior al normal:

		Provisión	
	Calificación	**2004**	**2003**
TÍTULOS PARTICIPATIVOS			
Riesgo Apreciable	C	52,278,041	52,936,391
Riesgo Significativo	D	6,904,330	604,240
Incobrable	E	21,055	23,614
Otras Provisiones		22,314,771	288,781
Total Provisiones en Títulos Participativos		81,518,197	53,853,026
TÍTULOS DE DEUDA			
Riesgo Significativo	E	21,656,591	33,542,486
Otras Provisiones		276,000	-
Total Provisiones		103,450,788	87,395,512

9. CARTERA DE CRÉDITOS

El saldo de la cartera de créditos a diciembre 31 comprendía:

	2004	2003
Clientes	848,845,224	943,003,833
Accionistas y Administradores	21,498,676	13,930,834
	870,343,900	956,934,667

La cartera de créditos de acuerdo con su vencimiento se clasificó así:

	2004	2003
Garantías Admisible Cartera Comercial		
Vigente	469,478,843	587,301,747
Vencida hasta 12 meses	3,921,379	9,488,889
Vencida más de 12 meses	45,000	-
Vencida más de 24 meses	1,466,741	5,277,899
	474,911,963	602,068,535
Otras Garantías Cartera Comercial		
Vigente	382,610,809	353,281,946
Vencida hasta 12 meses	3,123,913	1,584,186
Vencida más 12 meses	6,631,231	-
Vencida más 24 meses	3,065,984	-
	395,431,937	354,866,132
	870,343,900	**956,934,667**

La cartera de créditos de la Corporación incluye préstamos otorgados con recursos provenientes de cupos de crédito, líneas especiales de crédito, empréstitos externos, líneas de crédito contratadas con organismos internacionales, así como de fondos de carácter financiero administrados por el Banco de la República.

A continuación se detalla la composición de la cartera de créditos por zonas, calificación y sectores económicos.

CARTERA DE CRÉDITOS POR ZONA Y CALIFICACIÓN 2004

Zona	Capital	A y B	C	D	E	Participación
Valle	469,339,362	411,052,877	846,599	39,418,107	18,021,780	53.92%
Bogotá	239,845,270	213,221,952	7,686,772	14,323,375	4,613,169	27.56%
Medellín	98,048,774	88,682,018	7,832,688	1,340,496	193,572	11.27%
Barranquilla	63,110,494	53,763,501	700,000	6,188	8,640,805	7.25%
	870,343,900	**766,720,348**	**17,066,059**	**55,088,166**	**31,469,326**	**100.00%**

CARTERA DE CRÉDITOS POR ZONA Y CALIFICACIÓN 2003

Zona	Capital	A y B	C	D	E	Participación
Valle	528,192,480	471,597,888	1,975,175	37,014,787	17,604,631	55.20%
Bogotá	261,047,209	246,263,121	6,932,734	1,257,048	6,594,305	27.28%
Medellín	122,298,382	113,106,624	7,832,688	1,340,496	18,573	12.78%
Barranquilla	45,396,596	36,367,363	0	20,787	9,008,447	4.74%
	956,934,667	**867,334,996**	**16,740,597**	**39,633,118**	**33,225,956**	**100.00%**

CARTERA DE CRÉDITOS REESTRUCTURADOS POR ZONA Y CALIFICACIÓN 2004

Zona	Capital	A y B	C	D	E	Participación
Valle	120,903,877	67,445,186	70,189	36,078,832	17,309,670	64.42%
Bogotá	25,200,217	17,673,978	4,773,329	1,256,501	1,496,409	13.43%
Medellín	25,770,364	16,422,179	7,832,688	1,340,497	175,000	13.73%
Barranquilla	15,797,517	7,150,524	-	6,188	8,640,805	8.42%
	187,671,975	**108,691,867**	**12,676,206**	**38,682,018**	**27,621,884**	**100.00%**

CARTERA DE CRÉDITOS REESTRUCTURADOS POR ZONA Y CALIFICACIÓN 2003

Zona	Capital	A y B	C	D	E	Participación
Valle	119,530,988	95,882,291	1,620,213	20,778,564	1,249,920	47%
Bogotá	72,377,622	33,413,305	2,483,233	17,413,390	19,067,694	28%
Medellín	43,825,074	34,651,890	7,832,688	1,340,496	-	17%
Barranquilla	19,231,535	7,509,144	2,695,725	18,218	9,008,448	8%
	254,965,219	**171,456,630**	**14,631,859**	**39,550,668**	**29,326,062**	**100.00%**

COMPOSICIÓN DE LOS CRÉDITOS CON ACUERDOS INFORMALES Y EN TRÁMITE DE CONCURSO POR ZONA 2004

Zona	CAPITAL	C	D	E	Participación
Bogotá	3,400,532	365,000		3,035,532	95.16%
Valle	172,787	70,189	102,598		4.84%
	3,573,319	435,189	102,598	3,035,532	100%

COMPOSICIÓN DE LOS CRÉDITOS CON ACUERDOS INFORMALES Y EN TRÁMITE DE CONCURSO POR ZONA 2003

Zona	CAPITAL	B	C	E	Participación
Bogotá	3,990,790	425,000	-	3,565,790	94.34%
Valle	239,343	121,130	118,213		5.66%
	4,230,133	546,130	118,213	3,565,790	100%

COMPOSICIÓN DE LA CARTERA DE CRÉDITOS POR SECTOR ECONÓMICO 2004

Sector	A y B	C	D	E	Total por sector	Concentración
Agroindustrial	86,919,918	-	-	-	86,919,918	9.99%
Agropecuario	11,016,384	1,993,474	579,628	3,035,532	16,625,017	1.91%
Agua	255,081	-	-	-	255,081	0.03%
Alimentos y Bebidas	65,277,076	1,065,000	-	18,572	66,360,648	7.62%
Bienes Inmuebles	22,638,012	-	-	-	22,638,012	2.60%
Caucho	932,344	-	-	-	932,344	0.11%
Comercio y Distribuidores	88,951,073	808,328	13,066,874	538,338	103,364,613	11.88%
Construcción	19,197,917	-	19,871,739	-	39,069,656	4.49%
Entidades de Servicios	78,682,022	717,796	-	-	79,399,818	9.12%
Entidades Públicas	14,552,756	2,154,989	13,955,207	20,641,228	51,304,180	5.89%
Explotación de Minas y Canteras	2,247,504	-	299,963	-	2,547,467	0.29%
Financiero	40,095,024	-	-	-	40,095,024	4.61%
Hotelería y Turismo	9,027,252	-	1,500,000	-	10,527,252	1.21%
Industria Manufacturera	35,110,127	149,717	660,810	-	35,920,654	4.13%
Instituciones Educativas	15,783,397	-	-	-	15,783,397	1.81%
Madera	3,269,791	-	-	896,532	4,166,323	0.48%
Otros	7,816,998	71,300	-	105,000	7,993,298	0.92%
Papel cartón y Editoriales	33,338,906	2,253,341	2,699,595	-	38,291,842	4.40%
Petroleo, Gas Natural y Vapor	51,075,038	-	-	-	51,075,038	5.87%
Plástico	30,637,327	-	-	-	30,637,327	3.52%
Químico	54,120,204	-	-	-	54,120,204	6.22%
Salud	9,526,196	-	-	150,000	9,676,196	1.11%
Sector Automotriz	14,227,875	-	-	-	14,227,875	1.63%
Siderúrgica y otros metales	18,534,295	17,864	-	-	18,552,159	2.13%
Telecomunicaciones	17,395,291	-	-	2,297,439	19,692,730	2.26%
Textiles, cuero y otras confecciones	22,473,128	7,834,249	2,454,350	3,786,687	36,548,414	4.20%
Transporte	13,619,412	-	-	-	13,619,412	1.56%
	766,720,348	**17,066,058**	**55,088,166**	**31,469,328**	**870,343,900**	**100.00%**

COMPOSICIÓN DE CRÉDITOS REESTRUCTURADOS POR SECTOR ECONÓMICO 2004

Sector	A y B	C	D	E	Total por sector	Concentración
Agroindustrial	23,631,250	-	-	-	23,631,250	12.59%
Agropecuario	80,850	-	579,628	-	660,478	0.35%
Alimentos y Bebidas	17,522,012	365,000	-	-	17,887,012	9.53%
Comercio y Distribuidores	718,025	-	-	-	718,025	0.38%
Construcción	-	-	19,871,739	-	19,871,739	10.59%
Entidades de Servicios	-	70,189	-	-	70,189	0.04%
Entidades Públicas	12,502,756	2,154,989	13,955,207	20,641,228	49,254,180	26.24%
Hotelería y Turismo	9,027,252	-	1,500,000	-	10,527,252	5.61%
Industria Manufacturera	3,884,268	-	75,850	-	3,960,118	2.11%
Madera	3,059,513	-	-	896,532	3,956,045	2.11%
Papel cartón y Editoriales	431,251	2,253,341	2,699,594	-	5,384,186	2.87%
Plástico	666,665	-	-	-	666,665	0.36%
Químico	26,290,000	-	-	-	26,290,000	14.01%
Salud	247,020	-	-	-	247,020	0.13%
Siderúrgica y otros metales	2,859,929	17,864	-	-	2,877,793	1.53%
Telecomunicaciones	4,853,272	-	-	2,297,439	7,150,711	3.81%
Textiles, cuero y otras confecciones	2,917,804	7,814,823	-	3,786,685	14,519,312	7.74%
Total General	**108,691,867**	**12,676,206**	**38,682,018**	**27,621,884**	**187,671,975**	**100.00%**

COMPOSICIÓN DE LOS CRÉDITOS CON ACUERDOS INFORMALES Y EN TRÁMITE DE CONCURSO POR SECTOR ECONÓMICO 2004

SECTOR	C	D	E	total por sector	Concentración
Agropecuario			3,035,532	3,035,532	84.96%
Alimentos y Bebidas	365,000			365,000	10.21%
Entidades de servicios	70,189			70,189	1.96%
Papel, cartón y Editoriales		102,598		102,598	2.87%
-	**435,189**	**102,598**	**3,035,532**	**3,573,320**	**100.00%**

COMPOSICIÓN DE LA CARTERA DE CRÉDITOS POR SECTOR ECONÓMICO 2003

Sector	A y B	C	D	E	Total por sector	Concentración
Agroindustrial	72,415,954				72,415,954	7.57%
Agropecuario	9,078,689	1,830,323	579,628	3,565,790	15,054,430	1.57%
Agua	361,194				361,194	0.04%
Alimentos y Bebidas	85,295,426			18,572	85,313,998	8.92%
Bienes Inmuebles	28,184,549				28,184,549	2.95%
Caucho	350,000				350,000	0.04%
Comercio y Distribuidores	134,252,816	105,000	79,882		134,437,698	14.05%
Construcción	13,831,929		20,120,919		33,952,848	3.55%
Entidades de Servicios	63,033,381	43,667			63,077,048	6.59%
Entidades Públicas	33,541,780	2,483,233	16,254,441	20,985,557	73,265,011	7.66%
Explotación de Minas y Canteras	969,351				969,351	0.10%
Financiero	48,709,988				48,709,988	5.09%
Hotelería y Turismo	9,816,419	1,500,000			11,316,419	1.18%
Industria Manufacturera	38,728,996	174,961	78,017		38,981,974	4.07%
Instituciones educativas	5,528,719				5,528,719	0.58%
Madera	6,205,290			896,532	7,101,822	0.74%
Otros	4,237,605	75,000			4,312,605	0.45%
Papel, cartón y Editoriales	68,525,004	2,695,725	2,517,663		73,738,392	7.71%
Petroleo, Gas Natural y Vapor	37,038,006				37,038,006	3.87%
Plástico	43,085,443				43,085,443	4.50%
Químico	49,027,789				49,027,789	5.12%
Salud	14,127,374			150,000	14,277,374	1.49%
Sector Automotriz	13,490,851				13,490,851	1.41%
Siderúrgica y otros metales	22,291,310	17,864			22,309,174	2.33%
Silvicultura, Caza y Pesca	75,000				75,000	0.01%
Telecomunicaciones	41,032,491			2,320,752	43,353,243	4.53%
Textiles, Cuero y otras confecciones	18,924,413	7,814,824		3,744,253	30,483,489	3.19%
Transporte	5,175,227		2,569	1,544,500	6,722,296	0.70%
Total General	**867,334,996**	**16,740,597**	**39,633,118**	**33,225,955**	**956,934,667**	**100.00%**

COMPOSICIÓN DE LA CARTERA REESTRUCTURADA POR SECTOR ECONÓMICO 2003

Sector	A y B	C	D	E	Total por sector	Concentración
Agroindustrial	18,557,084	-	-	-	18,557,084	7.28%
Agropecuario	110,250	118,213	579,628	-	808,091	0.32%
Alimentos y Bebidas	27,813,371	-	-	-	27,813,371	10.91%
Comercio y Distribuidores	979,125	-	-	-	979,125	0.38%
Construcción	-	-	20,120,919	-	20,120,919	7.89%
Entidades de Servicios	-	2,000	-	-	2,000	0.02%
Entidades Públicas	26,291,780	2,483,233	16,254,441	20,985,556	66,015,010	25.89%
Hotelería y Turismo	9,617,419	1,500,000	-	-	11,117,419	4.36%
Industria Manufacturera	3,392,792	-	78,017	-	3,470,809	1.36%
Madera	5,948,346	-	-	896,532	6,844,878	2.68%
Papel, cartón y Editoriales	38,944,228	2,695,725	2,517,663	-	44,157,616	17.32%
Plástico	1,436,175	-	-	-	1,436,175	0.56%
Químico	22,398,437	-	-	-	22,398,437	8.78%
Salud	494,040	-	-	-	494,040	0.19%
Siderúrgica y otros metales	6,459,766	17,864	-	-	6,477,630	2.54%
Telecomunicaciones	5,110,410	-	-	2,320,752	7,431,162	2.91%
Textiles, Cuero y otras confecciones	3,903,406	7,814,824	-	3,578,722	15,296,952	6.00%
Transporte	-	-	-	1,544,500	1,544,500	0.61%
Total General	**171,456,629**	**14,631,859**	**39,550,668**	**29,326,062**	**254,965,218**	**100.00%**

COMPOSICIÓN DE LOS CRÉDITOS CON ACUERDOS INFORMALES Y EN TRÁMITE DE CONCURSO POR SECTOR ECONÓMICO 2003

SECTOR	B	C	E	total por sector	Concentración
Agropecuario			3,565,790	3,565,790	84.30%
Alimentos y Bebidas	425,000			425,000	10.05%
Entidades de servicios	-	118,213		118,213	2.79%
Papel, cartón y Editoriales	121,130	-		121,130	2.86%
	546,130	**118,213**	**3,565,790**	**4,230,133**	**100.00%**

Al 31 de diciembre de 2004 la cartera se clasificó de acuerdo con las garantías así:

	Capital	Intereses	Otros Conceptos	Garantía Admisible	PROVISIÓN Capital	PROVISIÓN Intereses	PROVISIÓN Otros Conceptos
1 - COMERCIAL							
A - Normal	734,207,424	10,178,908	19,570,999	943,835,853	33,861,155	-	555,220
B - Aceptable	32,512,924	450,427	1,983,805	216,968,527	158,057	4,504	163
C - Apreciable	17,066,058	106,470	1,300	20,583,130	4,039,439	82,455	3,284
D - Significativo	55,088,166	4,175	1,585,771	69,976,737	27,518,678	4,175	211,654
E - Irrecuperable	31,469,328	229,544	8,110,659	64,337,603	26,820,814	53,382	7,663,841
Otros	-				-	-	460,982
Subtotal	**870,343,900**	**10,969,524**	**31,252,534**	**1,315,701,850**	**92,398,142**	**144,516**	**8,895,144**

Créditos Restructurados

	Capital	Intereses	Otros Conceptos	Garantía Admisible	PROVISIÓN Capital	PROVISIÓN Intereses	PROVISIÓN Otros Conceptos
A - Normal	89,315,352	2,174,028	419,558	244,439,884	-	-	-
B - Aceptable	19,376,515	303,217	-	53,115,099	84,482	3,032	-
C - Apreciable	12,676,206	24,015	-	15,723,726	2,528,777	-	-
D - Significativo	38,682,018	1,635	1,403,668	63,346,308	11,554,992	1,635	30,228
E - Irrecuperable	27,621,884	219,296	7,649,677	62,299,719	23,019,835	43,134	7,649,677
	187,671,975	**2,722,191**	**9,472,902**	**438,924,736**	**37,188,086**	**47,801**	**7,679,905**

Créditos con acuerdos informales, extraconcordatorios y en trámite de concurso.

	Capital	Intereses	Garantía Admisible	PROVISIÓN Capital	PROVISIÓN Intereses
C - Apreciable	435,189	-	221,650	226,830	-
D- Significativo	102,598	1,598		51,299	1,598
E - Irrecuperable	3,035,532	-	447,470	3,035,532	-
	3,573,320	**1,598**	**669,120**	**3,313,661**	**1,598**

1- Comercial Garantía Idóneas

	CAPITAL	PROVISIÓN CAPITAL	GARANTÍA IDÓNEA
A -Normal	393,816,839	33,861,155	943,835,853
B - Aceptable	21,998,892	140,744	216,968,527
C -Apreciable	6,643,683	1,338,352	20,583,130
D - Significativo	44,404,201	21,813,895	69,976,737
E - Irrecuperable	4,979,102	330,588	64,337,603
	471,842,717	**57,484,734**	**1,315,701,850**

Garantía No Idóneas

	CAPITAL	PROVISIÓN CAPITAL	GARANTÍA IDÓNEA
A -Normal	340,390,585	-	-
B - Aceptable	10,514,032	17,313	-
C -Apreciable	10,422,375	2,701,087	-
D - Significativo	10,683,965	5,704,783	-
E - Irrecuperable	26,490,226	26,490,226	-
	398,501,183	**34,913,409**	-
Totales	**870,343,900**	**92,398,143**	**1,315,701,850**

Al 31 de diciembre de 2003 la cartera se clasificó de acuerdo con las garantías así:

					PROVISIÓN		
	Capital	Intereses	Otros Conceptos	Garantía Admisible	Capital	Intereses	Otros Conceptos
1 - COMERCIAL							
A - Normal	804,386,813	22,867,940	16,051,220	975,557,927	8,780,000	-	1,143,407
B - Aceptable	62,948,183	1,531,270	283,952	89,033,471	609,966	16,461	2
C - Apreciable	16,740,597	111,153	4,816	20,707,615	3,132,904	50,479	11,358
D - Significativo	39,633,119	45,188	348,750	60,255,277	10,359,328	46,534	30,228
E - Irrecuperable	33,225,955	3,751,278	4,058,111	63,787,528	27,768,902	3,610,591	4,043,058
Otros	-				-	-	-
Subtotal	**956,934,667**	**28,306,829**	**20,746,849**	**1,209,341,818**	**50,651,100**	**3,724,065**	**5,228,053**

Créditos Restructurados

	Capital	Intereses	Otros Conceptos	Garantía Admisible	PROVISIÓN Capital	PROVISIÓN Intereses	PROVISIÓN Otros Conceptos
A - Normal	124,049,024	15,380,341	24,072	261,648,509	-	-	2,825
B - Aceptable	47,407,605	1,447,938	2,875	71,016,584	489,962	15,614	-
C - Apreciable	14,631,859	52,242	-	22,306,141	2,702,089	52	-
D - Significativo	39,550,668	188	30,228	60,058,469	10,359,329	188	30,228
E - Irrecuperable	29,326,062	3,749,259	4,041,977	61,481,285	23,869,009	3,608,572	4,041,977
	254,965,218	**20,629,968**	**4,099,152**	**476,510,988**	**37,420,389**	**3,624,426**	**4,075,030**

Créditos con acuerdos informales, Extraconcordatorios y en trámite de concurso.

	Capital	Intereses	Garantía Admisible	PROVISIÓN Capital	PROVISIÓN Intereses
B - Aceptable	546,130	1,894	-	273,065	18,940
C - Apreciable	118,213	-	221,650	99,743	-
E - Irrecuperable	3,565,790	-	447,470	3,565,790	-
	4,230,133	**1,894**	**669,120**	**3,938,598**	**18,940**

1- Comercial Garantías Idóneas

	CAPITAL	PROVISIÓN CAPITAL	GARANTÍA IDÓNEA
A -Normal	455,604,642	8,780,000	975,557
B - Aceptable	61,983,915	333,368	89,033
C -Apreciable	16,473,566	3,111,904	20,708
D - Significativo	39,256,720	10,359,328	60,255
E - Irrecuperable	29,617,649	25,618,346	63,788
	602,936,492	**48,202,946**	**1,209,341**

Garantía No Idónea

	CAPITAL	PROVISIÓN CAPITAL	GARANTÍA IDÓNEA
A -Normal	348,782,171	-	-
B - Aceptable	964,268	276,598	-
C -Apreciable	267,031	21,000	-
D - Significativo	376,399	0	-
E - Irrecuperable	3,608,306	2,150,556	-
	353,998,175	2,448,154	-
Totales:	956,934,667	50,651,100	1,209,341

Operación Colector

La Corporación realizó entre noviembre 30 y diciembre 29 de 1999, una vez aprobada por la Superintendencia Bancaria, una operación colector, que consiste en la venta en firme a mediano o largo plazo de activos improductivos (cartera, bienes recibidos en pago de obligaciones, etc.) a una persona jurídica, formada en algunos casos por los mismos socios o vinculados a la Institución.

La Corporación efectuó venta de cartera por un total de $23.816.056 a la Compañía Valora S.A. (1), empresa en la cual la Corporación participa en un 94.9% de su capital. Las condiciones de la venta consideraron un pago de contado por $6,141,086 y un crédito por $17,674,970 con un plazo de 10 años, amortizaciones a capital en 3 cuotas iguales a partir del séptimo año y una tasa de interés del IPC con adición de un punto porcentual cada dos años a partir del tercer año.

En la operación Colector no se presentó recuperación de provisiones ni utilidad en la venta de cartera. El precio de venta fue establecido por su valor en libros.

Esta transacción generó ingresos en el año 2004 y 2003 por concepto de causación de intereses sobre el crédito otorgado por valor de $1,188,630 y $1,175,835.

La Compañía Valora S.A.(1) canceló durante el año 2004 capital por valor de $4,000,905 e intereses y en el año 2003 intereses por $1,190,783; para el año de 2003 canceló capital por valor de $894,899 e intereses por $1,283,071.

El crédito de la Compañía Valora S.A.(1) se encuentra calificado en categoría de riesgo B (Aceptable).

(1) Antes Compañía de Inversiones del Valle S.A.

10. PROVISIÓN PARA CARTERA DE CRÉDITOS

El movimiento de la cuenta Provisión para Cartera de Créditos durante el año fue el siguiente:

	2004	2003
Saldo al principio del año	60,220,448	47,803,289
Provisión Cargada a Gastos	35,324,257	14,239,489
Recuperación de Provisiones	(3,146,563)	(1,822,330)
Saldo al final del año	92,398,142	60,220,448

La compañía constituyó par el año de 2004 una provisión genérica por valor de $16.000.000 con el fin de de mejorar el cubrimiento de los clientes calificados en "D". El capital de estos clientes asciende a la suma de $55,088,166 y sus provisiones pasaron de $27,518,678 a $43,518,678.

La anterior decisión se tomó con base en los criterios que sobre provisiones adicionales genéricas incluye el capítulo II de la Circular Básica Contable y Financiera.

11. CUENTAS POR COBRAR, NETO

	2004	2003
Intereses y Comisiones	16,069,455	29,419,597
Dividendos y Participaciones	3,755,637	2,134,996
Pagos por Cuenta de Clientes	411,384	231,359
Venta de Bienes y Servicios (1)	5,039,939	8,361,945
Anticipo a Contratos	74,902	185,629
Varios en moneda extranjera	2,390	26,413
Intereses vencidos títulos de deuda	7,193,302	3,588,885
Cesión de derechos económicos acciones E.E.B. (3)	7,383,779	-
Otros menores (2)	2,316,240	3,977,772
	42,247,028	47,926,596
Menos: Provisión	9,039,660	9,905,385
	33,207,368	38,021,211

(1) Los más importantes para el año 2004 corresponden básicamente a operaciones de venta de los derechos fiduciarios recibidos en dación de pago de obligaciones a Constructora Meléndez S.A. por $1,373,440; Mac S.A. por $995,213; Valora S.A. por $1,968,660. Para el año 2003 operaciones de venta de los derechos fiduciarios recibidos en dación de pago de obligaciones a Consorcio Anmis Pijao S.A. por $6,232,880; T.K.F. Engineering & Trading S.A. $655.000; por venta a plazo de acciones a Proyectos Energéticos del Cauca $700,000.

(2) Dentro de los más importantes al 31 de diciembre de 2004, se registran deudores por honorarios por $335,627 (2003 - $1,965,422); otras cuentas por cobrar a Semek por valor de $452,250 los cuales se encuentran provisionados; Productora de Hilados y Tejidos Única, cartera recibida por la liquidación de Constructora Linares Ltda, por valor de $460,982 que se encuentra provisionada en su totalidad

(3) Con base en el intercambio de activos informado en la Nota 6, la Empresa de Energía de Bogotá, distribuyó dividendos en el mes de octubre de 2004, los cuales serán cancelados en febrero de 2005.

El movimiento de la cuenta Provisión para Cuentas por Cobrar durante el año fue el siguiente:

	2004	**2003**
Saldos al principio del año	9,905,385	6,518,596
Provisión cargada a gastos	3,807,303	4,580,305
Recuperación de provisiones	(4,673,028)	(1,193,516)
	9,039,660	9,905,385

12. OPERACIONES DE CONTADO Y DERIVADOS

	2004	**2003**
Derechos de venta	1,924,124,381	959,125,936
Obligaciones de venta	(1,845,057,336)	(911,596,729)
Derechos de compra	1,763,111,235	1,066,674,042
Obligaciones de compra	(1,813,920,104)	(1,098,361,591)
Derechos de venta futuros	6,076,845	14,187,800
Obligaciones de venta futuros	(6,076,845)	(13,966,800)
Derechos swaps	2,286,471,605	8,481,176,157
Obligaciones swaps	(2,285,626,404)	(8,480,128,601)
(Pérdida) Utilidad Call sobre divisas	(322,915)	6,040
Utilidad Puts sobre divisas	63,148	930
Utilidad Puts sobre títulos	(13,495)	-
	28,830,115	17,117,184

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que la conlleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

	2004				2003			
	Venta	Variación %	Compra	Variación %	Venta	Variación %	Compra	Variación %
Derechos								
Divisas	1,256,503,095	29.88%	1,198,162,129	36.53%	967,426,315	10,33%	877,567,620	7.78%,
Títulos	138,978,889	77.93%	198,709,655	68.52%	78,109,592	- 0.29%	117,914,624	- 19.40%
	1,395,481,984		**1,396,871,784**		**1,045,535,907**		**995,482,244**	
Obligaciones								
Divisas	1,207,025,773	26.39%	1,230,269,908	39.12%	954,988,469	7.44%	884,334,291	11.18%
Títulos	139,017,561	83.99%	198,713,938	69.01%	75,556,744	1.68%	117,578,236	- 19.41%
	1,346,043,334		**1,428,983,846**		**1,030,545,213**		**1,001,912,527**	
	Utilidad		**Pérdida**		**Utilidad**		**Pérdida**	
Resultado Promedio Mensual	37,825,344	113.67%	36,602,957	126.92%	17,702,586	- 19.81%	16,130,087	-23.12%

Los plazos mínimos y máximos oscilaron entre 2 y 365 días durante el año terminado el 31 de diciembre de 2004 y entre 4 y 365 días durante el año terminado el 31 de diciembre de 2003. En marzo de 2004 la Superintendencia emitió la Circular Externa 012 en la cual implementa la contabilización de las operaciones de contado dentro de la cuenta cuyo cumplimiento se acuerda para dentro de los dos días hábiles siguientes a aquel en el que se pacta la operación. La administración de la Corporación ha definido políticas, como también ha incorporado el manual de funciones y procedimientos para la realización de este tipo de operaciones que le permiten administrar el riesgo de manera moderada.

No existen limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

Para la realización de contratos a futuro las garantías en este tipo de operaciones deben registrarse en la cuenta depósitos (otros activos). Ver Nota 15.

13. BIENES REALIZABLES Y RECIBIDOS EN PAGO DE OBLIGACIONES, NETO

	2004	2003
Recibidos en pago		
Bienes Inmuebles	11,173,953	31,186,934
Bienes Muebles	1,737,062	1,737,062
	12,911,015	32,923,996
Provisión para protección de bienes recibidos en pago	(9,987,243)	(21,039,310)
	2,923,772	11,884,686

A continuación presentamos el detalle de los bienes recibidos en dación en pago que componen el saldo de esta cuenta al 31 de diciembre de 2004:

Deudor	Descripción del Bien	Costo Ajustado	Provisión Constituida	% de Part.	Valor Avalúo	Fecha Avalúo
Liscano Hermanos	Inmueble donde funcionan las instalaciones - Cali	4,448,408	3,594,298	49,08%	1,277,048	Jul-04
Fundación Valle del Lilí	Edificios A y B Centro Comercial Petecuy (Garajes y Locales)	1,313,755	1,091,440	100.00%	735,461	Nov-03
Celulosa del Valle S.A.	Terreno La Laguna, Corregimiento El Carmelo	3,467,625	2,837,744	58.60%	1,049,801	Oct-01
Vedescol	Lotes No. 1 y No. 2 Vía Guacarí - Buga - Margen Derecha - Guavitas	36,120	28,896	35.39%	20,298	Oct-03
Agropecuaria Calderón Merchán S.A	Lotes 33 y 36, y 7 inmuebles de la Parcelación Bosques de Calima	298,652	238,921	100.00%	150,299	Dic-02
Constructora Meléndez S.A.	Lote de terreno Manz. 62 Urb. El Caney, I Etapa - área de 4.194.95 Mts^2	435,248	348,261	100.00%	411,986	Abr-02
Desarroladora Arboleda	Lote Interior #4 Agrup. Zona Franca de Bogotá Lote 35, Lote 135 K,L,M	739,923	591,939	100.00%	4,150,227	Jul-02
Corructec	Casa Cra. 35a Oeste No.3-30 Barrio San Fernando	233,002	186,402	100.00%	262,448	Abr-02
Alfredo Steckerl e Hijos S.A.	Local Cra. 54 No. 70-15 Barranquilla	149,149	119,319	20.37%	149,174	Oct-03
Frutas del Trópico	Lote de terreno y construcción - La Pintada - Antioquia	52,071	41,657	5.15%	48,575	Oct-03
Ruedauto Ltda	Maquinaria	82,938	82,938	30.79%	65,941	Jun -02
Murillo Lobo Guerrero	Bonos de riesgo no convertibles	1,654,124	825,428			
TOTAL		**12,911,015**	**9,987,243**		**8,321,258**	

Detalle de los bienes que componen el saldo a diciembre 31 de 2003:

Deudor	Descripción del Bien	Costo Ajustado	Provisión Constituida	% de Part.	Valor Avalúo	Fecha Avalúo
Liscano Hermanos	Inmueble donde funcionan las instalaciones - Cali	4,448,408	3,594,298	49,08%	1,423,517	Oct-01
Hilacol S.A.	Bod. 5,6,7,8,9 Estac. A-B-C- Cra 50 #100-34 Bogotá - Bodega 4 (80%)	4,854,663	3,398,703	47.36%	2,527,647	Nov-02
Hilacol S.A.	Bogotá - Bodega 4 (80%)	856,705	623,818	80.00%	400,968	Dic-02
Fundación Valle del Lilí	Edificios A y B Centro Comercial Petecuy (Garajes y Locales)	3,529,654	2,936,432	100.00%	733,158	Nov-03
Celulosa del Valle S.A.	Terreno La Laguna, Corregimiento El Carmelo	3,467,625	2,837,744	58.60%	1,049,801	Oct-01
Vedescol	Lotes No. 1 y No. 2 Vía Guacarí - Buga - Margen Derecha - Guavitas	36,120	16,053	35.39%	39,813	Dic-99
Fundación Valle del Lilí	Local 26 C.C.Petecuy	6,946	3,798	100.00%	4,419	Nov-03
Fundación Valle del Lilí	Bodega 400	4,663	2,996	100.00%	2,303	Nov-03
Fundación Valle del Lilí	Parqueadero 136	3,854	1,713	100.00%	3,750	Nov-03
Agropecuaria Calderón Merchán S.A	Lotes 33 y 36 de la Parcelación Bosques de Calima	85,735	67,500	100.00%	30,618	Dic-02
Lloreda S.A	Inmueble La Americana Cra 1B y 1D Cl 47 y 52 Cali	3,104,461	1,669,297	100.00%	2,561,579	Dic-01
Agropecuaria Calderón Merchán S.A	7 Inmuebles en la Parcelación Bosques de Calima III Etapa	212,917	144,355	100.00%	119,681	Dic-02
Constructora Meléndez S.A.	Lote de terreno Manz. 62 Urb. El Caney, I Etapa - área de 4.194.95 Mts^2	434,926	213,322	100.00%	411,986	Abr-02
Vizcaya Centro Comercial	Local Cra. 43A No. 16 Sur - 31 Parquead. 1 (Medellín) Edificio Corfivalle	316,545	179,004	100.00%	244,700	Nov-02
Desarroladora Arboleda	Lote Interior #4 Agrup. Zona Franca de Bogotá Lote 35, Lote 135 K,L,M	3,408,647	1,514,955	100.00%	4,150,227	Jul-02
Francoper	Cll. 54 No. 25-81 Restaurante 1-178 Edif. Galería Ciudadela Comercial	4,167,565	1,897,710	100.00%	4,082,330	Jul-02
Corructec	Casa Cra. 35a Oeste No.3-30 Barrio San Fernando	233,002	103,557	100.00%	262,448	Abr-02
T.K.F. Engineering & Trading	Lote en Yumbo 1334.8 mts^2 Acopi Cra. 38 #11-95	421,277	187,234	100.00%	612,720	Dic-02
Lloreda S.A.	Locales 1-24; 1-25; Garajes 661,789,790 Edif. Teleport Bussines Park	1,392,000	618,667	100.00%	849,150	Nov-03
Alfredo Steckerl e Hijos S.A.	Local Cra. 54 No. 70-15 Barranquilla	149,149	119,319	20.37%	192,130	Oct-03
Frutas del Trópico	Lote de terreno y construcción - La Pintada - Antioquia	52,071	27,077	5.15%	48,575	Oct-03
Ruedauto Ltda	Maquinaria	82,938	56,329	30.79%	82,938	
Murillo Lobo Guerrero	Bonos de riesgo no convertibles	1,654,124	825,428			
TOTAL		**32,923,996**	**21,039,310**		**19,834,458**	

La administración de la Corporación actualmente adelanta las gestiones para la realización de estos bienes y espera que se realicen dentro de los plazos establecidos por la Superintendencia; la Corporación asignó al área de Banca Especial para que adelante las gestiones necesarias para la comercialización de estos bienes.

El costo financiero de poseer estos bienes considerados activos improductivos se ha estimado aproximadamente en $4,205,107 en el año 2004 a una tasa del 8.95% y $5,732,749 en el año 2003 a una tasa del 9.05%.

14. PROPIEDADES Y EQUIPO, NETO

	2004	2003
Terrenos	3,979,193	4,314,588
Oficinas en Propiedad Horizontal	12,702,825	13,047,417
Muebles, Enseres, Equipos de Oficina y de Cómputo	9,369,918	9,306,174
Vehículos	472,516	514,517
	26,524,452	27,182,696
Depreciación Acumulada	(14,837,225)	(14,034,605)
Provisión Acumulada	(320)	(320)
	11,686,907	13,147,771

Las propiedades y equipos de la Corporación se encuentran debidamente amparados contra todo tipo de riesgo dependiendo de su naturaleza y por valores que cubren suficientemente cualquier contingencia de pérdida de los mismos, e igualmente se encuentran libres de todo gravamen.

Los avalúos de los bienes corresponden a los practicados en diciembre de 2003. El movimiento neto de las ventas y compras registradas en el año 2004 es el siguiente:

	2004	2003
Terrenos	21,731,033	23,389,175
Oficinas en Propiedad Horizontal	1,937,295	1,840,485
Muebles, Enseres, Equipos de Oficina y de Cómputo	358,000	383,900
Vehículos	24,026,328	25,613,560

Con un efecto en valorizaciones así:

	2004	2003
Terrenos y Oficinas en Propiedad Horizontal	11,138,539	11,634,914
Muebles, Enseres, Equipos de Oficina y de Cómputo	1,000,317	710,305
Vehículos	200,281	115,957
	12,339,137	12,461,176

15. OTROS ACTIVOS, NETO

	2004	2003
Créditos a empleados y ex - empleados(1)	3,056,821	2,998,010
Derechos en Fideicomisos (2)	75,458,102	83,442,625
Intereses y otros pagados por anticipado (3)	1,351,698	2,612,981
Depósitos en contratos de futuros	3,761,014	1,421,688
Otros	8,056	7,857
	83,635,691	90,483,161
Provisión (4)	(13,807,068)	(10,745,928)
	69,828,623	79,737,233

(1) Incluye préstamos por $1,820,056 (2003 en $1,488,602) para vivienda a cargo de empleados de la Corporación, respaldados con garantía hipotecaria. De acuerdo con la Circular Externa No. 100 de la Superintendencia, estos préstamos fueron calificados en categoría "A".

(2) Los saldos más representativos de la cuenta corresponden a:

	2004	2003
Fideicomiso para desarrollo inmobiliario	57,970,706	66,177,505
Fideicomiso bienes realizables y recibidos en dación de pago	8,610,437	8,388,161
Fideicomiso de administración y venta de inversión	8,522,498	8,522,498
Fideicomiso de administración de cartera	354,461	354,461
	75,458,102	83,442,625

(3) Los gastos pagados por anticipado corresponden básicamente a los siguientes rubros:

	2004	2003
Intereses	580,767	937,686
Seguros	233,748	390,978
Comisiones por productos derivados	36,740	186,681
Mantenimiento de equipos	1,804	8,919
Otros	19,100	64,049
Cargos diferidos	479,539	1,024,668
Saldo al final del año	1,351,698	2,612,981

El movimiento de la cuenta de intereses y otros pagados por anticipado durante el año fue:

GASTOS PAGADOS POR ANTICIPADO	2004	2003
Intereses		
Saldo al inicio del año	937,686	182,529
Cargos del período	1,191,323	2,059,996
Amortizaciones durante el año	1,548,242	1,304,839
Saldo al final del año	580,767	937,686
Seguros		
Saldo al inicio del año	390,978	294,844
Cargos del período	3,647,564	3,422,543
Amortizaciones durante el año	3,804,794	3,326,409
Saldo al final del año	233,748	390,978
Mantenimiento equipos		
Saldo al inicio del año	8,919	919
Cargos del período	18,390	40,177
Amortizaciones durante el año	25,505	32,177
Saldo al final del año	1,804	8,919

Comisiones pagadas por productos derivados	2004	2003
Saldo al inicio del año	186,681	0
Cargos del período	2,727,403	1,246,188
Amortizaciones durante el año	2,877,344	1,059,507
Saldo al final del año	36,740	186,681
Otros		
Saldo al inicio del año	64,047	213,431
Cargos del período	1,342,379	869,271
Amortizaciones durante el año	1,387,326	1,018,653
Saldo al final del año	19,100	64,049
CARGOS DIFERIDOS		
Organización y preoperativos		
Saldo al inicio del año	6,470	15,124
Cargos del período	-	90
Amortizaciones durante el año	6,470	8,744
Saldo al final del año	-	6,470
Remodelación		
Saldo al inicio del año	135,967	294,492
Cargos del período	150,094	33,802
Amortizaciones durante el año	151,650	192,327
Saldo al final del año	134,411	135,967
Estudios y proyectos		
Saldo al inicio del año	357,601	1,405,758
Cargos del período	72,789	99,663
Amortizaciones durante el año	352,882	1,147,820
Saldo al final del año	77,508	357,601
Programas para computador		
Saldo al inicio del año	139,943	240,016
Cargos del período	439,975	166,697
Amortizaciones durante el año	472,761	266,770
Saldo al final del año	107,157	139,943
Publicidad y propaganda		
Saldo al inicio del año	687	74,807
Cargos del período	-	38,610
Amortizaciones durante el año	687	112,730
Saldo al final del año	-	687

Impuestos		
Saldo al inicio del año	8,198	2,256,983
Cargos del período	178,221	2,654,653
Amortizaciones durante el año	166,035	4,903,438
Saldo al final del año	20,384	8,198
Contribuciones y afiliaciones		
Saldo al inicio del año	-	-
Cargos del período	111,185	-
Amortizaciones durante el año	79,072	-
Saldo al final del año	32,113	-
Otros		
Saldo al inicio del año	375,801	7,061,448
Cargos del período	1,706,235	1,347,846
Amortizaciones durante el año	1,974,070	8,033,492
Saldo al final del año	107,966	375,802
Total gastos anticipados y cargos diferidos	1,351,698	2,612,981

Los gastos pagados por anticipado y los cargos diferidos se amortizan conforme con las políticas mencionadas en el literal k) de la nota 2 sobre políticas y prácticas contables.

(4) Dentro de las provisiones el rubro más representativo corresponde a los derechos en fideicomisos por valor de $13,672,203, dentro de los cuales se encuentra registrada la provisión derivada de la herramienta SARF – Sistema de administración de riesgos de fideicomisos, por valor de $5,522,513.

16. VALORIZACIONES DE ACTIVOS, NETO

	2004	**2003**
Inversiones		
Valorizaciones	176,613,763	159,301,161
Desvalorizaciones	(32,898,107)	(35,636,182)
	143,715,656	123,664,979
Propiedades y Equipos	12,339,137	12,461,176
Derechos en fideicomisos de Inversiones (neto) (1)	22,872,319	20,637,073
	178,927,112	156,763,228

(1) En esta cuenta se registra para los años 2004 y 2003 el efecto de la valorización de los fideicomisos para desarrollo de proyectos inmobiliarios contabilizados en la cuenta de derechos en fideicomisos de inversión en el año 2003; también se encuentra registrada la valorización sobre fideicomiso de inversión de acciones de Prodesal S.A. desde el año 2002.

17. DEPÓSITOS Y EXIGIBILIDADES

	2004	2003
Moneda Legal		
Certificados con vencimiento inferior a seis meses	445,951,794	347,046,078
Certificados con vencimiento entre seis meses e inferiores a un año	194,098,816	225,727,976
Certificados con vencimiento igual o superior a un año	271,034,754	184,034,732
Cuentas de ahorro	41,190,284	20,883,717
Sobregiros Bancarios	674,277	971,072
Otros Depósitos	326,971	1,139,689
	953,276,896	779,803,264

Los certificados de depósito a término en moneda legal devengaron intereses cuyas tasas fluctuaron en el año 2004 entre el 7.77% y el 10.25% anual y en el año 2003 entre el 7.70% y el 10.80% anual; con vencimientos antes de un año, pero no inferiores a 3 meses y prorrogables a voluntad del depositante.

18. FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA

	2004	2003
Compromisos de Recompra de Inversiones Negociadas	158,735,155	137,055,498
Fondos Interbancarios Comprados	74,745,050	41,632,395
	233,480,205	178,687,893

Estos fondos son utilizados para atender necesidades transitorias de liquidez y las tasas fluctuaron durante el año 2004 entre el 5.20% y el 12.41% anual y en el año 2003 entre el 7.25% y el 10.65% anual.
Los plazos mínimos y máximos oscilaron entre 3 y 90 días durante el año terminado el 31 de diciembre de 2004 y entre 2 y 30 días durante el año terminado el 31 de diciembre de 2003.

Los montos anteriores no están sujetos a restricciones, ni tienen ningún tipo de limitación.

Las garantías que respaldan estas obligaciones están representadas en inversiones voluntarias de liquidez y cartera de créditos.

19. CRÉDITOS BANCARIOS Y OTRAS OBLIGACIONES FINANCIERAS

	Tasa de Interés Anual %	2004	Tasa de Interés Anual %	2003
MONEDA LEGAL				
Corriente				
Finagro (1)	4.16-10.09	18,068,769	4.35-10.41	28,369,962
Banco de Comercio Exterior (Bancoldex) (2)	7.28-11.01	47,473,751	6.75-10.94	54,780,163
Instituto de Fomento Industrial (IFI) (3)	5.71-10.23	771,111	2.30-12.32	1,075,000
Findeter (4)	10.13-10.13	2,050,000	9.19-10.44	478,125
		68,363,631		84,703,250
No Corriente				
Finagro (1)	4.97-8.67	98,441,902	4.35-10.41	100,211,943
Banco de Comercio Exterior (Bancoldex) (2)	6.57-11.19	217,436,092	6.75-10.94	238,544,928
Findeter (4)	9.19-17.21	114,899,567	2.30-12.32	74,433,577
Instituto de Fomento Industrial (IFI) (3)	2.70-12.15	4,231,251	9.19-10.44	9,012,743
		435,008,812		422,203,191
Total moneda legal		503,372,443		506,906,441
MONEDA EXTRANJERA				
Corriente				
Bancoldex (2)	3.04-5.65	5,793,808	2.78-5.72	70,141,751
Financiaciones por Aceptaciones y/o Avances	1.78-3.37	53,276,472	1.68-4.16	58,857,448
BIRF 3321		-	2.97-3.51	926,231
		59,070,280		129,925,430
No Corriente				
Bancoldex (2)	5.59-5.59	963,069	2.78-5.72	873,345
Financiaciones por Aceptaciones y/o Avances	2.09-3.02	40,250,669	1.68-4.16	74,777,579
		41,213,738		75,650,924
Total moneda extranjera		100,284,018		205,576,354
		603,656,461		712,482,795

El Gobierno colombiano ha establecido programas para promover el desarrollo de ciertos sectores de la economía. Estos sectores incluyen comercio exterior, agricultura, ganadería, turismo y otras industrias. Dichos programas están bajo la administración del Banco de la República y de entidades de Gobierno.

En desarrollo de tales programas, la Corporación recibe la solicitud de préstamo por parte de los clientes y se efectúa un análisis del crédito de acuerdo con las políticas de la Corporación. Una vez aprobado el crédito la Corporación solicita a las entidades del gobierno respectivas los fondos que van a ser entregados a los clientes. Estos dineros son entregados por dichas entidades a la Corporación una vez se elabore y apruebe el estudio.

El riesgo del crédito es asumido en su totalidad por la Corporación.

(1) Los préstamos concedidos por la Corporación a través de FINAGRO deberán ser destinados a pequeños y medianos productores para la financiación de capital de trabajo y adquisición de maquinaria y equipo que sean aplicados al desarrollo de actividades o proyectos agropecuarios. Son redescontables por el 80% de su valor.

(2) Los préstamos concedidos por la Corporación a través de la línea BANCOLDEX deberán ser destinados a la financiación de capital de trabajo de personas naturales o jurídicas dedicadas a producir y/o comercializar bienes que se destinen a exportaciones no tradicionales o a producir materias primas cuando participen en exportaciones conjuntas. Igualmente pueden destinarse a la capitalización de empresas del sector exportador que adelanten proyectos de inversión fija. Son redescontables por el 80% y 100% de su valor.

(3) Los recursos concedidos a través de la línea IFI se podrán destinar para inversión fija, capital de trabajo y/o capitalización empresarial, tanto en importación de bienes de capital como para el desarrollo de los proyectos de inversión que consideren inversión fija en moneda local y/o capital de trabajo, con un plazo hasta 7 años y período de gracia flexible según normas cambiarias.

(4) Los préstamos concedidos por la Corporación a través de FINDETER deberán ser destinados principalmente para inversión social de los municipios. Son redescontables por el 65% de su valor.

Los vencimientos por años de las obligaciones a largo plazo al 31 de diciembre son como sigue:

	2004	**2003**
2004	0	214,628,680
2005	127,433,910	107,331,692
2006	122,865,221	170,172,427
2007	91,070,519	82,946,739
2008	109,185,128	137,403,257
2009 en adelante	153,101,683	0
	603,656,461	712,482,795

Estas obligaciones están respaldadas con garantía personal, correspondientes a los pagarés de la cartera de crédito redescontada otorgada a clientes.

20. CUENTAS POR PAGAR

	2004	2003
Intereses de Créditos de Bancos y Otras Obligaciones Financieras	6,175,334	5,847,805
Intereses de Certificados de Depósito a Término	11,420,483	10,275,764
Títulos de Inversión en Circulación	454	82,456
Retenciones y Aportes Laborales	1,974,720	1,877,481
Intereses de Fondos Interbancarios Comprados y Pactos de recompra	701,062	93,835
Otros Impuestos	1,202,463	1,115,016
Prometientes compradores (1)	1,429,333	1,118,139
Otras (2)	1,687,405	2,112,450
	24,591,254	22,522,946

(1) Al 31 de diciembre de 2004 se compone principalmente de abonos recibidos sobre compra de acciones de Proenca S.A. por parte de Ingenio La Cabaña $1,399,115 (2003 $999,920). Adicionalmente al 31 de diciembre de 2003 se incluye abono recibido sobre compra de bien recibido en pago por valor de $140,000.

(2) A diciembre de 2004 las partidas más representativas son comisiones y honorarios por $52,065 (2003 - $140,411); arrendamientos $121,818 (2003 - $251,980); proveedores $414,991 (2003 - $173,304) y recaudos pendientes de aplicar de clientes $88,843 (2003 - $683,284).

21. TÍTULOS DE INVERSIÓN EN CIRCULACIÓN

Emisión	Monto Autorizado	Monto Emitido	Valor Nominal	Saldo a Dic,2004	Saldo a Dic,2003
1999	100,000,000	100,000,000	1,000	175,000	8,131,000
				175,000	8,131,000

La tasa de interés para estos títulos varía entre el DTF y el DTF + 6 vencida o anticipada; los plazos de vencimiento están entre enero y marzo del 2005, y su pago se realizará de acuerdo con las instrucciones de cada cliente.

Estos títulos están respaldados por el capital y la reserva legal y por el conjunto de créditos hipotecarios y prendarios a favor de la Corporación.

22. PROVISIÓN PARA IMPUESTO SOBRE LA RENTA Y CONCILIACION ENTRE RUBROS FISCALES Y CONTABLES

La tarifa nominal del impuesto sobre la renta aplicable a la Corporación para el año 2004 y 2003 fue del 38.5%.

El cargo a resultados por impuesto sobre la renta fue como sigue:

	2004	2003
Corriente	8,208,000	8,124,000

A continuación se muestra la conciliación entre la renta gravable y la utilidad antes de impuesto sobre la renta y la determinación de los impuestos correspondientes a los años terminados al 31 de diciembre:

		2004	2003
Utilidad (Pérdida) antes de Impuesto sobre la Renta		39,377,729	(674.689)
Más (menos) -	Provisiones no deducibles, neto	20,675,352	6.865.484
	Corrección monetaria contable y fiscal		19,509,411
	Donaciones	5,723	35,543
	Valoración de Inversiones de Renta Variable, neto	(70,337,946)	(43,284,682)
	Dividendos inversiones negociables, neto	11,662,677	(16,337,544)
	Otros	(12,749,447)	9,413,578
	Utilidad en venta de inversiones	(31,637,882)	9,972,835
Total Pérdida Fiscal		(43,003,794)	(14,500,064)
Renta Gravable Presuntiva (1)		22,176,841	19,214,124
Impuesto sobre la Renta (Sobre el mayor valor entre Renta Líquida y Renta Gravable Presuntiva)		38.5%	38.5%
Gasto Provisión para Impuesto sobre la Renta		8,208,000	8,124,000
Provisión para impuesto sobre la renta		8,208,000	8,124,000

(1) Las normas fiscales vigentes establecen que la Renta Gravable para el año 2004 debe ser al menos el 6% del Patrimonio Líquido Gravable del año inmediatamente anterior.

Las declaraciones de renta de los años 2002 y 2003 están sujetas a revisión y aceptación por parte de las autoridades fiscales. La administración de la Corporación y sus asesores legales consideran que no se presentarán diferencias de importancia en relación con los pasivos constituidos en caso de revisión de las declaraciones por parte de las autoridades tributarias.

Impuesto al patrimonio

La corporación realizó el pago del impuesto al patrimonio durante el año 2004. El cálculo del mismo se efectuó tomando como base el patrimonio liquido a diciembre de 2003.

Conciliación patrimonio fiscal y contable

	2004	2003
PATRIMONIO CONTABLE	486,053,449	428,417,287
Más (menos) partidas que aumentan el patrimonio fiscal		
Litigios	95,716	87,000
Provisión Bienes Recibidos	9,987,242	21,039,310
Provisión Otros Activos	13,807,068	10,745,928
Otras Provisiones	0	1,711,618
Ingresos anticipados venta inversiones	1,216,355	310,071
Reexpresión activos	0	(2,349,985)
Impuesto de renta	725,376	3,189,481
Valorización fideicomisos	(75,458,102)	0
Provisión propiedades y equipos	320	320
Utilidad o pérdida por valoración	0	(6,971)
Ajuste a los activos fijos	6,279,549	8,626,778
Bienes recibidos en dación en pago	6,332,570	9,559,949
Provisión cuentas por cobrar	18,120,815	9,905,384
Ajustes otros activos	0	2,600,017
Provisión demandas laborales	517,717	250,000
Otras Provisiones	83,417,159	0
SUBTOTAL	65,041,785	65,668,900
Más partidas que disminuyen el patrimonio fiscal		
Valorizacion propiedades y equipo	12,339,137	12,461,176
Provision daciones en pago	7,989,794	16,831,448
Reexpresión de pasivos moneda extranjera	0	(2,226,537)
SUBTOTAL	20,328,931	27,066,087
PATRIMONIO LIQUIDO	499,596,574	467,020,100

A continuación detallamos la conciliación de la corrección monetaria contable y fiscal por los periodos terminados el 31 de diciembre de:

Cuenta	2004		2003	
	Movimiento		Movimiento	
	Débito	Crédito	Débito	Crédito
Depreciación fiscal	935, 327		831,295	
Patrimonio	27,621,411		27,608,056	
Inversiones en acciones		37,173,896		41,202,122
Bienes recibidos en pago		3,809,360		4,849,731
Propiedades planta y equipo		2,080,474		1,897,539
	28,556,738	43,063,730	28,439,351	47,949,392
Saldo		**14,506,992**		**19,509,411**

23. OTROS PASIVOS

El saldo de otros pasivos al 31 de diciembre se descompone así:

	2004	2003
Ingresos anticipados (1)		
Saldo a principio del año	17,409,784	18,026,276
Abonos del año	5,228,253	9,199,251
Amortización acreditada al ingreso	(4,803,049)	(9,815,743)
Saldo al final del año	17,834,988	17,409,784
Obligaciones laborales		
Cesantías	241,226	231,477
Intereses sobre cesantías	49,781	47,120
Vacaciones	802,393	775,521
Prima de Vacaciones	221,025	179,431
	1,314,425	1,233,549
Impuesto de renta	4,489,385	3,352,816
Pasivos Diversos		
Litigios en proceso ejecutivo (2)	517,767	250,000
Pensiones de Jubilación	1,074,919	1,020,364
Intereses generados en procesos de reestructuración (3)	2,772,234	4,508,290
Impuesto Industria y Comercio	668,228	601,474
Otros	1,994,632	1,798,624
	7,027,780	8,178,752
	30,666,578	30,174,901

(1) Los plazos de amortización de los ingresos anticipados correspondientes a los intereses de los créditos con modalidad anticipada, descuentos de cartera y operaciones factoring oscilan entre 30 y 150 días.

(2) En el Juzgado Séptimo Laboral del Circuito de Cali cursa proceso ordinario laboral, promovido por el exempleado Luis Fernando Guzmán, quien pretende que la Corporación le reajuste el pago de la indemnización por despido injustificado, reintegro de salarios y prestaciones sociales retenidas deducidas y compensadas indebidamente. Se encuentra en trámite de primera instancia, estimándose probables las pretensiones del demandante.

Así mismo en el Juzgado Tercero Laboral del Circuito de Cali cursa proceso ordinario de mayor cuantía promovido por el exempleado Carlos Hernán Cárdenas, quien pretende el reconocimiento de tiempo extra, el reajuste prestacional y demás pagos inherentes a su relación laboral. Se encuentra en trámite de primera instancia. Se estiman las pretensiones del demandante probables.

(3)Corresponde a los intereses a cargo de clientes que por acuerdos de reestructuración han sido capitalizados y que según con lo dispuesto en la Circular 100 de 1995 de la Superintendencia deben amortizarse al ingreso en la medida que efectivamente sean cancelados y recaudados por caja.

No existen contingencias de pérdidas probables en las filiales en las cuales la Corporación tiene participación mayoritaria que puedan afectar a la matriz.

Pensiones de Jubilación

El estudio del cálculo actuarial se elabora de acuerdo con el Decreto 2783/01, teniendo en cuenta una Tasa Dane del 13.717% y una Tasa DTF del 21.227%. El número de pensionados que hacen parte del cálculo actuarial es de 1 persona (hombre), el cual es pensionado directo de la Corporación.

El actuario se encuentra totalmente amortizado

	2004	**2003**
Monto total del cálculo actuarial	1,074,919	1,020,364
Amortización del período		
Valor pensiones pagadas en el año	96,724	115,374
Valor acumulado de amortización	0	0
Porcentaje de amortización	100%	100%

24. CAPITAL SUSCRITO Y PAGADO

El capital autorizado de la Corporación al 31 de Diciembre de 2004 y 2003 es de 100,000,000 de acciones de valor nominal de $10 cada una. Al cierre de 2004 y 2003, 86,024,347 están suscritas y pagadas y se descomponen en 76,725,353 ordinarias y 9,298,994 preferenciales.

Las acciones con dividendo preferencial y sin derecho a voto (acciones preferenciales) se colocaron en el año 1993 a $5,000 cada una y devengan un dividendo mínimo del 2% anual del precio de suscripción inicial en pesos colombianos ajustable cada año en una suma equivalente al 100% del IPC. Los dividendos de esta clase de acciones no podrán ser inferiores al de las acciones ordinarias.

La conformación del capital al 31 de Diciembre es como sigue:

	2004	2003
Acciones Ordinarias	767,253	767,253
Acciones Preferenciales	92,990	92,990
	860,243	860,243

El capital social se ha incrementado como consecuencia de la capitalización de la revalorización del patrimonio desde el año 1995 hasta el 2000 en un valor de $141,472.

25. GANANCIAS ACUMULADAS APROPIADAS Y SUPERÁVIT POR REVALORIZACIÓN DEL PATRIMONIO

Reservas	**2004**	**2003**
Reserva Legal		
Por apropiación de utilidades líquidas	41,809,447	41,809,447
Por prima en colocación de acciones (1)	85,790,200	65,990,200
	127,599,647	107,799,647
Reservas ocasionales		
A disposición de la Junta Directiva	65,606	65,606
No distribuible Art. 42 Ley 75/86	311,792	311,792
No distribuible valoración de inversiones negociables	87,071,696	87,071,696
	87,449,094	87,449,094
	215,048,741	215,048,741

Legal

De acuerdo con disposiciones legales, el 10% de la ganancia neta de la Corporación en cada ejercicio debe ser apropiado como reserva legal, hasta que el saldo de ésta sea equivalente por lo menos al 50% del capital suscrito. Sólo será procedente la reducción de la reserva legal cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores o cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

Otras Reservas

De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

Las reservas ocasionales de la Junta, para beneficencia y donaciones y no distribuibles, Artículo 42 Ley 75/86, son de libre disposición de los accionistas.

Dividendos Decretados

Debido a las pérdidas registradas en el año 2003, la Corporación no decretó dividendos, por lo tanto los dividendos correspondientes al año 2003 sobre las acciones preferenciales se acumularon para ser pagados de las utilidades del ejercicio del año 2004, después de destinar cualquier suma legalmente que se requiere para formar la reserva legal.

Superávit por revalorización del patrimonio

Se abonó hasta el 31 de diciembre de 2000 a esta cuenta, con cargo a resultados, ajustes por inflación de los saldos de las cuentas de patrimonio. El valor reflejado en esta cuenta no podrá distribuirse como utilidad a los accionistas hasta tanto se liquide la Corporación o se capitalice tal valor.

26. CUENTAS CONTINGENTES Y DE ORDEN

	2004	2003
Cuentas Contingentes Acreedoras		
Avales	3,589,750	2,797,114
Garantías Bancarias	11,105,407	21,330,509
Cartas de Crédito no utilizadas	31,171,335	6,704,906
Créditos Aprobados no desembolsados	13,624,222	6,330,442
Obligaciones en Opciones	70,731,221	11,365,120
Dividendos acumulados acciones preferenciales	13,716,440	13,716,440
Otras	25,538,247	9,679,120
	169,476,622	171,923,651
Cuentas Contingentes Deudoras		
Intereses de Cartera de Créditos	39,744,493	29,380,189
Derechos en Opciones	70,460,454	111,365,120
Exceso Renta Presuntiva	105,451,812	152,349,360
Otras contingencias	239,764	192,608
Pérdidas fiscales por amortizar	84,315,590	108,157,418
	300,212,113	401,444,695
Cuentas de Orden Deudoras		
Bienes y Valores entregados en Garantía	1,374,096,194	1,117,287,595
Cheques Negociados Impagados	5,819,443	6,828,824
Activos Castigados	68,921,987	73,696,326
Intereses Capitalizados Cartera de Créditos Vencidos	1,028,879	1,028,879
Títulos de Inversión no Colocados	56,870,000	56,870,000
Títulos de Inversión Amortizado	375,525,978	367,569,978
Ajustes por Inflación Activos	96,260,163	100,393,046
Distribución Capital Suscrito y Pagado	860,243	860,243
Créditos a Accionistas y Vinculados Económicos	11,278,259	11,762,973
Créditos a Matriz, Filiales y Subsidiarias	2,071,832	3,456,517
Propiedades y Equipo Totalmente Depreciados	6,209,106	5,615,609
Diferencia entre Valor Fiscal y Contable de Activos	2,212,631,678	2,083,761,504
Provisión Personas en Situación Concordataria	3,938,616	3,938,616
Títulos Garantizados por la Nación	386,947,024	230,369,383
Títulos Garantizados por el Banco de la República	86,024	101,682
Títulos Aceptados Establecimientos de Crédito	41,956,691	9,982,342
Operaciones recíprocas con matrices	60,254,678	60,298,900
Operaciones recíprocas que afectan gastos	934,438	648,588
Otras cuentas de orden deudoras	281,323,331	309,401,266
	4,987,014,564	4,443,872,271
Cuentas de Orden Acreedoras		
Bienes y Valores Recibidos en Custodia	60,825,697	60,843,952
Bienes y Valores Recibidos en Garantía Otras	42,290,777	37,725,309
Bienes y Valores Recibidos en Garantía para Futuros Créditos	50,827,929	90,180,992
Bienes y Valores Recibidos en Garantía Idónea	2,930,363,494	1,226,475,332
Cobranzas Recibidas	1,879,556	1,344,880
Garantías Pendientes de Cancelar	-	1,017,457
Ajuste por Inflación Patrimonio	212,282,660	212,282,660
Capitalización y Revalorización	131,245,892	131,245,892
Diferencia entre Valor Fiscal y Contable del Patrimonio	300,389,949	394,478,436
Calificación Cartera Comercial Idónea	481,235,809	625,820,579
Calificación Cartera Comercial Otras Garantías	400,109,590	359,454,513
Operaciones recíprocas con matrices	5,786,117	3,962,980
Operaciones recíprocas que afectan ingresos	776,246	1,175,283
Operaciones recíprocas que afectan patrimonio	19,171,668	21,632,621
Otras Cuentas de Orden Acreedoras	53,065,391	41,235,349
	4,690,250,775	3,208,876,235
	10,146,954,074	8,226,116,853

27. OTROS EGRESOS E INGRESOS, NETO

Al 31 de Diciembre los otros ingresos se descomponen así:

	2004	2003
Utilidad en venta de bienes recibidos en pago (neto)	2,046,984	2,111,201
Utilidad (pérdida) en venta de propiedades (neto)	(122,952)	67,495
Arrendamientos	498,371	667,898
Recuperación seguro de depósitos	-	38,932
Pérdida en venta de cartera	(1,581,928)	-
Cesión de derechos económicos sobre acciones de la EEB (2)	14,449,198	-
Ingresos Sub - Estación Eléctrica	1,263,699	
Otros ingresos (egresos) neto (1)	1,562,926	(2,559,215)
	18,116,298	326,311

(1) De este rubro $1,059,842 corresponden al neto de los gastos e ingresos generados por el mantenimiento de los bienes recibidos en dación de pago.

(2) De acuerdo con el cambio de inversión indicado en la nota 6 estos valores corresponden a los ingresos generados por estos activos durante el año 2004.

28. GASTOS ADMINISTRATIVOS Y OTROS

Al 31 de diciembre los gastos administrativos se descomponen así:

	2004	2003
Seguros	4,936,166	4,757,783
Impuestos distintos de renta	5,990,697	7,669,230
Depreciación de propiedades y equipo	1,018,109	1,095,415
Contribuciones	1,371,857	1,110,704
Propagandas y publicaciones	965,199	862,973
Servicios públicos	1,356,122	1,413,995
Administración y mantenimiento de edificios	506,992	468,648
Honorarios	1,698,825	1,586,294
Arrendamientos	834,779	849,892
Amortización de cargos diferidos	677,376	1,516,550
Gastos de viaje y transporte	838,638	807,264
Papelería	317,809	313,733
Procesamiento electrónico de datos	17	-
Donaciones	5,723	35,543
Servicios de vigilancia y temporales	590,133	238,808
Relaciones públicas	153,622	169,874
Gasto Iva no descontable	431,741	991,982
Suscripciones	708,018	594,343
Pensiones Caipa	-	304,898
Gastos mantenimiento	448,713	388,899
Capacitación personal	140,555	203,539
Cafetería y restaurante	103,529	37,792
Otros	613,876	933,304
	23,708,496	26,351,463

29. COMPAÑÍAS FILIALES

La Corporación tiene inversión mayoritaria directa en las siguientes compañías:

Nombre	% Poseído 2004	% Poseído 2003
Banco Corfivalle (Panamá) S.A. (2)	100.00	-
Casa de Bolsa S.A.	100.00	100.00
C.I. Intercontex (3)	94.84	94.84
Cofivalle Finance (Bahamas) Limited (2)	-	100.00
Compañía Agropecuaria Industrial Pajonales S.A.	94.50	94.50
Valora S.A. (1)	94.95	94.95
Desmotadora del Norte del Tolima S.A.	54.14	54.14
Hoteles Estelar de Colombia S.A.	84.26	84.26
Leasing del Valle S.A.	94.50	94.50
Molino Pajonales S.A.	92.85	92.81
Proyectos de Energía S.A.	94.49	94.49
Fiduciaria del Valle S.A.	94.50	94.50
Inversiones de Energía y Gas S.A.	48.97	48.97
Promotora de Energía y Gas S.A.	20.90	20.90
Lloreda S.A.	53.82	53.82
Prodesal S.A.	94.60	94.60

(1) La empresa Compañía de Inversiones del Valle S.A. cambió su razón social.
(2) En diciembre de 2004 las operaciones de Bahamas fueron trasladadas a Panamá con la apertura del Banco Corfivalle (Panamá)
(3) Antes C.I. Valle Trade S.A.

30. OPERACIONES CON ACCIONISTAS Y ADMINISTRADORES

OBLIGACIONES A CARGO DE ACCIONISTAS Y VINCULADOS.

El movimiento de los préstamos otorgados a los accionistas y vinculados durante los años 2004 y 2003 es como sigue:

Año 2004	Accionistas	Junta Directiva	Representantes Legales
Activos	21,185,887	552,242	95,446
Pasivos	44	-	19,307
Ingresos	33,721,672	17,872	8,525
Gastos	1,425,544	162,737	3,686
Año 2003			
Activos	14,081,321	-	61,081
Pasivos	491,803	13,164	250,554
Ingresos	1,674,189	443	8,155
Gastos	27,995,448	132,296	16,784

Incluye operaciones activas de crédito de aquellos accionistas que poseen menos del 10% del capital social y su saldo supera el 5% del patrimonio técnico.

Las características de las anteriores operaciones no difieren de las realizadas con terceros, y como respaldo de los préstamos concedidos la Corporación posee garantías hipotecarias y prendarias, según el caso, sobre bienes cuyo valor comercial cubre el monto de los créditos otorgados adicionalmente. Los anteriores créditos se encuentran dentro de los límites previstos por la ley.

OPERACIONES CON COMPAÑÍAS VINCULADAS

Las compañías vinculadas según la definición de la administración, son las filiales, subsidiarias y vinculadas económicas. De acuerdo con el artículo 29 de la ley 222 de 1995, a continuación se detallan las principales operaciones con las compañias vinculadas.

Cartera de créditos:

	2004	**2003**
C.I. Intercontex (3)	13,066,874	19,896,087
Valora S.A. (1)	11,066,677	15,067,582
Hoteles Estelar S.A.	6,730,000	7,218,686
Leasing del Valle S.A.	1,376,943	3,456,517
Inversiones de Energía y Gas S.A.	23,074,767	23,074,767
Molino Pajonales S.A.	55,470	166,410
Promotora de Energía y Gas S.A.	47,756,632	47,756,632
Valle Bursátiles S.A.	74,466	157,740
	103,201,829	116,794,421

Cuentas por cobrar:

	2004	**2003**
Casa de Bolsa S.A.	2,368	0
C.I. Intercontex (3)	680	378,798
Cía Agropecuaria e Industrial Pajonales S.A.	280,432	708,810
Cofivalle Finance (Bahamas) Limited (2)	7,276	2,153
Desmotadora del Norte del Tolima S.A.	122,930	0
Valora S.A. (1)	2,035,182	347,514
Fiduciaria del Valle S.A.	700,007	28,338
Hoteles Estelar S.A.	181,710	204,677
Leasing del Valle S.A.	47,169	49,084
Molino Pajonales S.A.	349,496	39,509
Prodesal S.A.	-	813
Proyectos de Energía S.A.	60,265	60,265
Valle Bursátiles S.A.	3,863	8,183
	3,791,378	1,828,144

Inversiones:

	2004	2003
Banco Corfivalle (Panamá) S.A. (2)	14,383,905	0
Casa de Bolsa S,.A.	4,051,062	4,292,234
C.I. Intercontex (3)	14,397,771	8,397,792
Cía Agropecuaria e Industrial Pajonales S.A.	22,065,379	22,065,378
Cofivalle Finance (Bahamas) Limited (2)	-	16,896,537
Valora S.A. (1)	19,247,855	19,247,855
Desmotadora del Norte del Tolima S.A.	926,312	926,312
Fiduciaria del Valle S.A.	10,925,802	10,925,802
Inversiones de Energía y Gas S.A.	36,473,222	36,473,222
Hoteles Estelar S.A.	40,297,617	40,297,617
Leasing del Valle S.A.	14,337,988	10,769,265
Lloreda S.A.	125,700,206	125,700,206
Molino Pajonales S.A.	1,812,871	1,571,656
Promotora de Energía y Gas S.A.	11,619,230	11,619,230
Prodesal S.A.	39,019,163	39,019,163
Proyectos de Energía S.A.	116,410,771	116,410,771
Valle Bursátiles S.A.	4,467	4,467
	471,673,621	464,617,507

(1) Antes compañía de Iversiones del valle S.A. Intervalle
(2) En diciembre de 2004 las operaciones de Bahamas fueron trasladadas a la ciudad de Panamá con la apertura del Banco Corfivalle (Panamá)
(3) Antes C.I. Valle Trade S.A.

A continuación presentamos algunas cifras importantes reflejadas en los estados financieros de nuestras filiales:

Filiales y Subordinadas

Principales cifras a diciembre 31 de 2004

Cifras expresadas en Millones de Pesos

Empresa	Activos	Pasivos	Patrimonio	Resultados
Banco Cofivalle (Panama) S.A	89,173.9	74,455.8	14,718.1	334.2
C.I. Intercontex	20,990.1	39,104.4	(18,114.3)	(24,800.8)
Casa de Bolsa S.A.	4,953.9	191.8	4,762.1	16.6
Valora S.A	33,560.4	13,325.4	20,235.0	(10,547.9)
Productos Derivados de la Sal - Prodesal S.A.	110,013.7	10,902.5	99,111.3	4,020.9
Lloreda S.A.	277,109.4	157,704.5	119,368.9	(13,984.7)
Proyectos de Energía S.A. Pesa	96,577.7	301.3	96,276.4	(9,204.1)
Inversiones de Energía y Gas S.A.	87,573.7	29,904.6	57,669.1	(677.2)
Promotora de Energía y Gas S.A.	87,565.4	60,126.7	27,438.7	(1,523.5)
Cía Agropecuaria e Industrial Pajonales S.A.	28,762.4	12,861.4	54,351.3	407.7
Molino Pajonales S.A.	15,128.8	6,890.0	8,238.8	8.7
Desmotadora del Norte del Tolima S.A.	17,994.8	8,125.0	9,869.8	498.4
Hoteles Estelar S.A.	128,088.3	25,671.9	102,416.4	1,193.6
Leasing del Valle S.A.	383,884.2	325,414.8	31,469.4	3,407.0
Fiduciaria del Valle S.A.	17,781.9	1,985.8	15,796.1	(592.3)
Valle Bursátiles S.A.	760.2	122.8	637.4	94.4
Totales	**1,399,918.8**	**729,124.7**	**644,244.5**	**(51,049.0)**

No existen decisiones de mayor importancia que la Corporación Financiera del Valle en su condición de controlante, haya tomado o dejado de tomar en interés de las sociedades controladas, excepto por algunas inversiones que por su situación financiera están siendo evaluadas.

No existen decisiones de mayor importancia que las sociedades controladas hayan tomado o dejado de tomar por influencia o en interés de la Corporación Financiera del Valle.

31. REQUERIMIENTOS LEGALES

Transacciones en moneda extranjera

Las corporaciones están autorizadas para negociar libremente y mantener una posición en moneda extranjera, determinada por la sumatoria de los activos menos los pasivos en moneda extranjera más los derechos menos las obligaciones en moneda extranjera registrados en cuentas contingentes, la cual no podrá ser inferior al 5% ni exceder del 20% de su patrimonio técnico, teniendo en cuenta que para el mes a liquidar se deberá tomar el patrimonio técnico de dos meses atrás.

En el caso de estados financieros de corte de ejercicio, o cuando no se haya realizado el reporte a la Superintendencia, el patrimonio técnico que servirá de base para el mencionado cálculo corresponderá al de los estados financieros más recientemente reportados.

Sustancialmente, todos los activos y pasivos en moneda extranjera de la Corporación son mantenidos en dólares estadounidenses.

La posición propia en moneda extranjera de la Corporación, determinada por la diferencia entre activos y pasivos en moneda extranjera, con base en las Circulares Externas 24, 52 de 1992, incorporadas en la Circular Externa 100 de 1995, y posteriores modificaciones (37 de 1996 y 40 y 66 de 1999) emitidas por la Superintendencia, al 31 de diciembre estaba conformada así:

	2004		2003	
	Equivalente en		Equivalente en	
	Miles de US$	Miles de Pesos	Miles de US$	Miles de Pesos
Activos	67,044	160,219,481	80,457	225,858,301
Pasivos	53,716	128,369,832	76,824	215,660,713
	13,328	31,849,649	3,633	10,197,588

Relación de solvencia

El patrimonio técnico de las Corporaciones en Colombia no puede ser inferior al 9% del total de sus activos y contingencias de crédito ponderadas por niveles de riesgo. Al 31 de diciembre de 2004 y 2003 el patrimonio técnico de la Corporación representaba el 14.06% y 11.97% respectivamente, de sus activos y contingencias de crédito ponderados por nivel de riesgo.

Inversiones

De acuerdo con el Estatuto Orgánico del Sector Financiero y normas de la Superintendencia Bancaria, las inversiones que realicen las Corporaciones Financieras en sociedades no podrán exceder en ningún momento el valor que resulte de sumar el capital pagado, reservas patrimoniales, revalorización del patrimonio y depósitos y exigibilidades a más de un (1) año de plazo. Al 31 de diciembre de 2004 y 2003 la Corporación estaba cumpliendo con este requerimiento.

Controles de Ley

Durante el 2003 la Corporación dio cumplimiento a los diferentes requerimientos de ley en materia de encaje, posición propia, capitales mínimos, relación de solvencia, inversiones obligatorias y demás, certificando que al cierre del mencionado ejercicio no existe ni se tiene conocimiento de plan de ajuste alguno al cual deba someterse por incumplimiento de alguna disposición.

32. REVELACIÓN DE RIESGOS

Criterios y Procedimientos para la gestión de activos y pasivos

La Corporación efectúa una gestión integral de la estructura de sus activos, pasivos y posiciones fuera del balance, estimando y controlando el grado de exposición a los principales riesgos de mercado, con el objetivo de protegerse de eventuales pérdidas por variaciones en el valor económico de estos elementos de los estados financieros.

Gestión de riesgos

Al igual que los rendimientos y costos de la operación, los riesgos forman parte integral e inevitable de la actividad financiera. En los últimos años, la gestión de los riesgos de crédito y de mercado ha planteado a la Superintendencia y la Corporación en creciente medida desafíos a los que se ha de hacer frente mediante nuevos principios en cuanto a la gestión y medición del riesgo.

La Corporación ha satisfecho estas exigencias, desarrollando herramientas de administración de riesgo para adaptarlas como un elemento básico de su actividad, y destinando cada vez mayor cantidad de recursos tecnológicos, económicos y humanos. Para la Corporación la capacidad de gestionar el riesgo de forma responsable constituye un requisito importante para hacer frente a los retos que impone el mercado.

La Corporación viene implementado el siguiente sistema de control de riesgo:

RIESGO DE TESORERÍA

Los recursos dedicados al control y monitoreo de los riesgos de tesorería se incrementaron durante el año 2004 con la adquisición de un software para la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas.

Igualmente existe un comité con miembros de la Junta Directiva el cual se cita cuando hay movimentos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Existe un ejecutivo de riesgo especializado en los distintos riesgos de tesorería, como son riesgos de mercado, crédito, liquidez y operacional. Es importante mencionar que el riesgo jurídico es cubierto por la vicepresidencia jurídica.

1. Riesgo de Mercado:

Durante el año 2004 la Corporación continuó controlando este riesgo a través de límites de posición de portafolios, además del seguimiento a los límites VeR implementados con los modelos de Risk Metrics tanto para los portafolios de la mesa de pesos como de dólares. Se continuó realizando reportes de stress test y aplicando la metodología de Loss Trigger para limitar las pérdidas potenciales de los negocios de tesorería. La Junta Directiva aprobó las metodologías y los límites en todos los casos.

1.1 Límites

a)Posición: La Junta Directiva definió unos límites máximos para la posición de títulos de deuda pública, tanto para títulos denominados en pesos como en dólares. Igualmente definió un límite máximo para los títulos de deuda privada, en cuyo caso adicionalmente debe existir cupo aprobado para el emisor de los títulos. Estos límites fueron definidos en función del valor nominal y plazo.

Éste órgano también definió los límites de posición en divisas.

La posición de la tesorería en deuda pública negociable al cierre de 2004 se resume así en valores nominales en pesos: TES tasa fija $32,335; TES UVR $9,837; TES IPC $9,400; Títulos Fogafin

$21,666; Bonos República de Colombia $41,598 y TES TRM $10,556 millones. En títulos de deuda privada el portafolio cerró en $89,974 millones. La posición en riesgo cambiario al cierre de 2004 ascendió a USD$-5.5 millones.

Aprovechando momentos de coyuntura donde se conseguían títulos de deuda pública con tasas atractivas y teniendo en cuenta el costo de los fondos y la capacidad de liquidez y operativa de la Corporación se decidió adquirir títulos para ser clasificados como disponibles para la venta, así en valores nominales en pesos: TES tasa fija $95,000 millones, con vencimientos en 2006, 2007 y 2008. Al cierre de diciembre 31 de 2004 la utilidad por realizar contabilizada en el patrimonio correspondiente a la diferencia entre el valor de mercado y el valor a tir de compra de estos títulos ascendía a $4,270 millones.

En títulos de deuda pública al vencimiento la Corporación Financiera del Valle cerró así en valores nominales en pesos: TES tasa fija $8,000 y Bonos República de Colombia $17,247 millones.

El promedio de posición en TES durante el año 2004 fue $190,482 millones y los valores mínimo y máximo fueron $75,208 y $324,735 respectivamente. Para los Yankees los valores son $45,671, $1,517 y $125,621 respectivamente sin incluir títulos clasificados al vencimiento. Para los TES TRM los montos son $16,249, $4,993 y $24,730 respectivamente.

b)VeR: es la estimación de la máxima pérdida en el valor de mercado de una posición, al cabo de un periodo determinado y dado un nivel de confianza.

La Junta Directiva de la Corporación aprobó un VeR máximo de $-6,805 millones para los negocios de tesorería y este límite se ha cumplido desde su aprobación. El VeR promedio del año ascendió a $-2,363 millones.

Durante el año 2004 la tesorería de la Corporación Financiera del Valle S.A. generó ingresos netos antes de gastos operacionales por valor de $32,973 millones de pesos. La relación ingreso / riesgo tomando el VeR promedio del año indica que el riesgo al cual está expuesta la Corporación equivale a un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

c) Límites de pérdidas: MAT (Management Action Trigger): la máxima pérdida que la Corporación está dispuesta a asumir en la tesorería. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad. El límite MAT se fijó en $-6,805 millones. Al cierre de 2004 los resultados de la tesorería en los últimos 30 días era positivo y se contaba con utilidades; por esta razón el límite MAT se estaba cumpliendo con bastante holgura y se ubicaba en un valor de $4,276 millones, incluyendo utilidades por valor de $5,228 y un VeR equivalente a $-952.

d) Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo. Se utiliza como escenario más ácido un incremento de 200 puntos básicos en las tasas.

1.2 Herramientas de control

La Corporación cuenta con un módulo de cupos en línea que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites explicados en el numeral anterior, y mensualmente se presenta el cumplimiento de los mismos a la Junta Directiva.

2. Riesgo de Liquidez:

Para el riesgo de liquidez se utiliza como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo

semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes. Durante todo el año 2004 la Corporación Financiera del Valle S.A. no presentó exposiciones significativas al riesgo de liquidez según la Circular Externa 042 de la Superintendencia Bancaria.

Por otra parte la Junta Directiva aprobó otros indicadores de liquidez adicionales tanto de largo plazo como de corto plazo; entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días, y el diferencial de tasas de captación frente al peer group. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores, según su estado, pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

Durante el año 2004, estos indicadores se comportaron dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 millones de superávit presentaba al finalizar el año un valor de $255,335.

3. Riesgo de Crédito:

El área de tesorería es la que identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

3.1. Definición de cupos

Para efectos de determinar los cupos se siguen las siguientes metodologías dependiendo del sector al cual pertenece el emisor o contraparte.

a) *Sector Real*

Para las entidades pertenecientes al sector real de la economía se realiza un estudio para determinar el riesgo a asumir, el cual incluye entre otros puntos:

- Accionistas y Administradores
- Evaluación estratégica y perspectivas
- Evaluación financiera de cifras históricas
- Análisis de proyecciones futuras de la empresa
- Calificación de empresas

Con base en ese estudio se surte el proceso de aprobación en la instancia respectiva.

b) *Sector Financiero*

Incluye entidades de crédito, fiduciarias, comisionistas, fondos de pensiones y cesantías, instituciones de orden estatal, aseguradoras.

Con el fin de determinar el riesgo de un emisor y/o contraparte se utiliza la metodología CAMEL la cual emplea los siguientes factores para su evaluación:

C: Capital Adequacy
A: Asset Quality
M: Management
E: Earnings
L: Liquidity

Basados en esta metodología la instancia respectiva aprueba el cupo de contraparte y/o emisor.

3.2. Categorías de riesgo

Entendiendo que las operaciones de tesorería implican distintos grados de riesgo dependiendo de su naturaleza, la Junta Directiva aprobó las siguientes categorías de riesgo de mayor a menor grado.

Categoría 1:
Préstamos de corto plazo (menor a un año) y largo plazo (mayor a un año).
Ejemplos: Cartera fondos propios, comercio exterior, redescuentos, interbancarios, títulos, avales, garantías bancarias.

Categoría 2:
Exposición crediticia en productos derivados renta fija y divisas.
Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo con la Exposición Potencial Futura definida en la Circular Externa 076 de 2000 de la Superintendencia Bancaria, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

Plazo Remanente	Renta Fija	Tipo de Cambio
Hasta 3 meses	5.2%	10.6%
De 3 a 6 meses	7.4%	15.0%
Mayor a 6 meses	10.8%	21.2%

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

Categoría 3:
Riesgo spot (Nacional t+2, Internacional t+5)
Ejemplos: Compra - venta títulos, y divisas free delivery.
Riesgo over night.

Categoría DVP o compensada:
Riesgo de mercado intraday

3.3. Herramientas de control

La Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC, Set-Fx y SEN.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable, y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito, liquidez y operacional asociados al mismo.

RIESGO DE CRÉDITO

Con la expedición de la Circular Externa 052 de 2004 se precisa que las entidades podrán adoptar sus propios modelos internos o acoger los modelos de referencia de la Superbancaria

Se precisa que las entidades sólo podrán presentar modelos internos una vez la Superbancaria adopte

los respectivos modelos de referencia. Este organismo adoptará inicialmente el modelo de referencia para la cartera comercial el 1 de julio de 2005. A partir de esa fecha las entidades interesadas podrán presentar para evaluación sus modelos internos de dicha cartera.

Durante 2004, atendiendo las disposiciones de la Superintendencia Bancaria, continuamos con el proceso de calibración del modelo para el cálculo de Pérdidas Esperadas, considerado en el SARC; de igual manera se actualizaron las Bases de Datos con los resultados de los clientes de la Corporación, materia prima fundamental para el funcionamiento del modelo

33. GOBIERNO CORPORATIVO

Junta Directiva y Alta Gerencia

La Junta Directiva y Alta Gerencia de la Corporación están al tanto y debidamente informadas de las responsabilidades y riesgos de la operación, así mismo de la estructura y de los diferentes procesos que la compañía debe llevar a cabo en su gestión.

De igual forma en las reuniones de Junta Directiva a las que asiste el Presidente y Vicepresidentes de la Corporación se tratan todos los temas del riesgo, se definen las políticas, atribuciones y se aprueban los limites en las áreas de tesorería y crédito.

Políticas y división de funciones
La política de gestión de riesgos se impartió desde la Junta Directiva y Presidencia de la institución y abarca toda la gestión de las actividades de la compañía que tienen riesgos inherentes; estas políticas se analizan en Junta Directiva, Comité de Presidencia y Comité de Riesgos Financieros.

La Vicepresidencia de riesgos es la responsable de analizar y estimar los diferentes riesgos e informar a presidencia y al comité de riesgos. (ALCO)

Reporte a la Junta Directiva
Previo análisis de los riesgos en el comité de riesgos financieros (ALCO) se establecen los informes mensuales que van a hacer entregados a la Junta Directiva en virtud de los diferentes riesgos de la compañía.

Infraestructura Tecnológica
De acuerdo con el tamaño de la Corporación y considerando los cambios en la normatividad de cartera e inversiones que aplican para el año 2002, se están implementando las ayudas tecnológicas para efectuar un adecuado monitoreo a las operaciones para que generen información confiable para la toma de decisiones. Con estas ayudas la operaciones generan información confiable para la toma de decisiones. Con estas ayudas la Corporación tiene la capacidad de hacer el seguimiento permanente a las operaciones.

Metodología para Medición de Riesgos
Las metodologías existentes identifican y miden los diferentes tipos de riesgo y es así como operan los métodos encaminados a evaluar el riesgo de operaciones de tesorería, para operaciones de divisas y el método de riesgo de mercado y que fueron enunciadas en las notas 2 y 32.

Estructura Organizacional
Se definió claramente en el organigrama de la Corporación el área de control de riesgos que actúa con completa independencia respecto de las áreas comercial y de operaciones siendo su reporte en forma directa a la presidencia de la Corporación.

Verificación de Operaciones
La Corporación cuenta con mecanismos de seguridad que le permiten constatar, cuando sea del caso, las condiciones pactadas y comprobar que las operaciones realizadas son adecuadas.

Así mismo, el registro contable de las operaciones se realiza de manera ágil y confiable toda vez que son verificadas para evitar errores que puedan alterar los resultados de la entidad.

Auditoría
La Revisoría Fiscal y la auditoria interna se encuentran plenamente informados de las operaciones de la entidad y en sus visitas y verificaciones han efectuado recomendaciones las cuales han sido atendidas por la administración.

De igual forma se verifican las operaciones efectuadas entre las personas y empresas vinculadas cuando es del caso.

Recurso Humano
Las personas que están involucradas con el área de riesgo están altamente calificadas y preparadas, tanto en su parte académica como en su parte profesional.

34. MADURACIÓN DE ACTIVOS Y VENCIMIENTO DE PASIVOS

Teniendo en cuenta la dinámica establecida en la gestión de activos y pasivos, a continuación mostramos las principales cuentas que afectan el GAP de la Corporación en una maduración correspondiente a 12 meses:

	2004	2003
Disponible	15,954,864	22,049,244
Fondos Interbancarios	37,092,493	20,880,479
Inversiones Negociables	351,639,235	243,020,112
Inversiones No Negociables	136,215,090	3,069,483
Cartera De Cr. Comercial	395,888,232	512,240,440
Cuentas por Cobrar	17,381,164	9,648,353
Aceptaciones Activas	32,815,547	18,758,176
Otros Activos	1,726,016	2,708,070
Contingentes Deudoras	(272)	0
Total Posiciones Activas	988,712,368	832,374,356
Cdt's	491,998,581	473,567,015
Depósitos de Ahorro	41,204,857	20,895,094
Otros	1,001,249	1,306,307
Fondos Intercambiarios	234,716,072	178,878,826
Créditos de Bancos	304,218,665	394,464,872
Cuentas por Pagar	4,105,429	4,350,050
Títulos De Invers. En Cir	175,998	8,763,337
Otros Pasivos	3,257,567	2,004,469
Pasivos Estimados Y Prov.	5,184,613	3,713,065
Contingentes Acreedoras	156,957	0
Total Posiciones Pasivas	1,086,019,990	1,087,943,035

INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACIÓN FINANCIERA DEL VALLE S.A. - CORFIVALLE S.A.

He auditado los balances generales de CORPORACIÓN FINANCIERA DEL VALLE S.A. al 31 de diciembre de 2004 y 2003 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los años terminados en esas fechas. Tales estados financieros son responsabilidad de la administración de la corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Bancaria de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar sobre una base selectiva las evidencias que soportan las cifras y las revelaciones en los estados financieros. Una auditoría también incluye evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la CORPORACIÓN FINANCIERA DEL VALLE S.A. al 31 de diciembre de 2004 y 2003, los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Bancaria, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 31 de diciembre de 2004 y 2003, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la evaluación y clasificación de la cartera, causación de rendimientos, contabilización de provisiones para la cartera de créditos y bienes recibidos en pago, y la adopción del Sistema Especial de Administración de Riesgos de Mercado - SEARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la circular Externa 100 de 1995 de la Superintendencia Bancaria; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación y custodia de sus bienes y de los de terceros que están en su poder. Mis recomendaciones sobre controles internos los he comunicado en informes separados dirigidos a la administración.

OSCAR DARIO MORALES R.
Revisor Fiscal
Tarjeta profesional No. 3822 - T
Miembro de Deloitte & Touche Ltda.
4 de febrero de 2005

Dirección General

Alejandro Zaccour Urdinola
Presidente

Oscar Campo Saavedra
Secretario General

Banca Corporativa y Especial
Harold Abadía Campo
Vicepresidente Ejecutivo

Banca de Inversión
Gustavo Ramírez Galindo
Vicepresidente Ejecutivo

Inversiones
Álvaro José Cruz Tawil
Vicepresidente

Tesorería
Nicolás Borrero Ángel
Vicepresidente

Administrativo
Amalia Correa Young
Vicepresidente

Riesgo
Claudia Beatriz Betancourt Azcárate
Vicepresidente

Jurídico
Luis Humberto Ustáriz González
Vicepresidente

Oficinas Regionales

Bogotá
Enrique Uribe Ortiz
Vicepresidente

Cali
Andrés Pardo Muñoz
Vicepresidente

Medellín
Mauricio Aristizábal Jaramillo
Vicepresidente

Barranquilla
Lina Abudinen Abuchaibe
Gerente

Junta Directiva

Principales	Suplentes
José Hernán Rincón Gómez Presidente, Banco Popular	Alejandro Figueroa Jaramillo Presidente, Banco de Bogotá
Efraín Otero Álvarez Presidente, Banco de Occidente	
Carlos Arcesio Paz Bautista Gerente General, Harinera del Valle S.A.	José Carlos Santander Palacios Vicepresidente de Crédito, Banco de Occidente
Mario Scarpetta Gnecco (**) Inversionista	Lilly Scarpetta Gnecco Inversionista
Iván Felipe Mejía Cabal Presidente, Industrias de Envases S.A.	Consuelo Scarpetta Gnecco Inversionista
Roberto Pizarro Mondragón Director Ejecutivo, Comité Departamental de Cafeteros del Valle del Cauca	Carlos Alberto González Arboleda Director División Cooperativas Federación Nacional de Cafeteros de Colombia
Ignacio José Argüello Andrade Liquidador Banco Andino Colombia S.A.	
Santiago Madriñán de la Torre Asesor Financiero	Augusto Martínez Carreño Asesor Financiero
Jorge Herrera Barona (*) Presidente, Fanalca S.A.	Álvaro Correa Holguín Inversionista

(*)Presidente
(**)Vicepresidente

Oficina Principal
NIT. 890 300 653 - 6
Calle 10 No. 4-47 Piso 23
PBX: 898 2222
FAX: 898 2254 - 883 1664

Oficina Pasarela
Av. Estación, C.C. Pasarela local 156B
PBX: 667 7117 al 21
FAX: 667 7122

Oficina Sur Unicentro
Unicentro local 215
PBX: 330 2754 - 339 6482 / 83
315 2573 - 315 2501
FAX: 339 6563

BOGOTA

Oficina Principal
Cra. 7 No. 71-21 Torre A Piso 8-9
PBX: 376 5666
FAX: 317 3585

Oficina Banca Privada
Cra. 7 No. 33-42 Piso 1
PBX: 338 0300
FAX: 285 4377

Oficina Chicó
Calle 93 A No. 11-60
PBX: 611 5900
FAX: 635 0724

Oficina Banca de Inversión
Cra. 7 No. 71-21 Torre A Piso 8
PBX: 317 3434
FAX: 317 3868

MEDELLIN

Oficina Centro
Calle 52 No. 45-94 local 9901 Piso 1
PBX: 251 5455
FAX: 510 1480

Oficina Poblado
Calle 16 Sur No. 43A-49
PBX: 313 8844
FAX: 313 4947

BARRANQUILLA

Cra. 52 No. 74-56 local 105
PBX: 356 1016
FAX: 336 2296 - 356 0626

MANIZALEZ

Cra. 22 No. 20-43
PBX: 897 3366
FAX: 882 3110



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